As confidentially submitted to the Securities and Exchange Commission on November 17, 2020

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number:

Cognyte Software Ltd.

(Exact name of registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Israel

(Jurisdiction of incorporation or organization)

33 Maskit

Herzliya Pituach

4673333, Israel

(Address of principal executive office)

David Abadi

33 Maskit

Herzliya Pituach

4673333, Israel

+972-9-962-2300

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Copies to:

Randi C. Lesnick, Esq.

Bradley C. Brasser, Esq.

Jones Day

250 Vesey Street

New York, New York 10281

(212) 326-3452

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Ordinary Shares, no par value	NASDAQ Global Select Market

Securities for which there is a reporting obligation pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Not applicable

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

    Yes  ☐    No  ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

    Yes  ☐    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

    Yes  ☐    No  ☐

                    , 2021

Dear Verint Shareholders:

In December 2019, Verint announced its intention to separate its customer engagement and security businesses to create two independent public companies. I am pleased to report that we expect to distribute shares in the new security company, Cognyte Software Ltd., shortly after our fiscal year end, and that the shares will trade on the NASDAQ Global Select Market under the ticker symbol “CGNT.”

As a result of the separation, Verint will become a pure-play customer engagement business and Cognyte will focus on the security analytics software market. Both companies are leaders in their respective markets and represent exciting investment opportunities in the public market.

We believe that the separation will enhance strategic, management, and board focus, and will improve investors’ ability to value the two businesses based on their distinct characteristics.

Leading security organizations around the world select Cognyte to help them find the needles in the haystacks because of its differentiated analytics software, focus on addressing complex security challenges, and successful track record in real world deployments.

Cognyte has an excellent starting point as an independent public company. Cognyte is a market leader in security analytics software serving over 1,000 organizations in more than 100 countries. Demand for security analytics software is being fueled by evolving security challenges and the need to quickly identify and mitigate security threats. Cognyte has assembled a strong management team with a proven track record and a clear strategy to accelerate growth.

Following the separation, Verint will be 100% focused on its customer engagement business, helping leading organizations around the world deliver significant value and elevate their customer experience.

We invite you to learn more about Cognyte by reviewing the enclosed registration statement.

Sincerely,

Dan Bodner
Chief Executive Officer and Chairman of the Board Verint Systems Inc.

                    , 2021

Dear Cognyte Shareholders:

I am excited to welcome you as a future shareholder of Cognyte Software Ltd. Cognyte is a global leader in security analytics software that empowers governments and enterprises with Actionable Intelligence for a safer world. Our entire team is excited to begin our journey as an independent public company and we look forward to delivering long-term value for our shareholders.

Our customers face a broad range of security challenges, including from well-organized and well-funded entities. Security threats are becoming increasingly sophisticated and more difficult to detect as perpetrators take advantage of the latest technologies to avoid detection and mitigation.

The stakes are high. An inability to conduct successful and timely security investigations can result in attacks that cost lives and cause significant damage and disruption to the public.

We provide our customers with a powerful analytics platform with a rich set of analytics engines, artificial intelligence and machine learning models, workflows, data governance, and visualization tools, to accelerate the investigative process and to identify, neutralize, and prevent terror, crime and cyber threats.

Behind our market leading security analytics platform is our track record of technology innovation and over two decades of relentless focus on responding to our customers’ evolving needs. Our company is filled with immensely talented people who care deeply about our mission to make our world a safer place.

Looking forward, we believe we are incredibly well-positioned to continue helping our customers to keep pace with evolving security challenges and be one step ahead of the curve. As an independent public company, we look forward to accelerating our agility and deepening our commitment to our security analytics market leadership.

We appreciate your support and look forward to having you as our shareholder.

Sincerely,

Elad Sharon
Chief Executive Officer
Cognyte Software Ltd.

-i-

(continued)

-ii-

(continued)

-iii-

INTRODUCTION AND USE OF CERTAIN TERMS

We have prepared this registration statement on Form 20-F (this “Form 20-F”) using a number of conventions, which you should consider when reading the information contained herein. In this Form 20-F, “we,” “us,” “our” and “Cognyte” shall refer to Cognyte Software Ltd., or Cognyte Software Ltd. and the Cognyte Business collectively, as the context may require.

We publish combined financial statements expressed in U.S. dollars. Our combined financial statements responsive to Item 17 of this Form 20-F are prepared in accordance with generally accepted accounting principles in the United States (“GAAP”).

We have prepared this Form 20-F to register our ordinary shares, no par value (our “shares”), under the Securities Exchange Act of 1934 (the “Exchange Act”) in connection with the trading of our shares on the NASDAQ Global Select Market (“NASDAQ”). Cognyte Software Ltd. was formed in Israel in the second quarter of 2020 to serve as the holding company of businesses to be contributed to Cognyte by our parent, Verint Systems Inc. (“Verint”), in connection with a spin-off of Verint’s Cyber Intelligence Solutions™ business (referred to herein as the “Cognyte Business”):

Additionally, this Form 20-F uses the following conventions:

•

“Internal Transactions” refers to the series of internal transactions Verint will complete prior to the distribution, following which we will hold, directly or through our subsidiaries, the Cognyte Business. The Internal Transactions are described in more detail under “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions—Agreements Between Verint and Us” or “Internal Transactions”;

•

“separation” refers to the transaction in which Verint will contribute certain non-U.S. operations and assets of its Cognyte Business unit to us, including its interests in each of Syborg Informationsysteme b.h. OHG, Verint Security Intelligence Inc. and Verint Systems Limited, as well as other intermediate holding companies and subsidiaries related to these entities;

•	“distribution” shall refer to the transaction in which Verint will spin off Cognyte through a pro rata distribution to Verint shareholders of 100% of our shares which are held by Verint; and

•	“spin-off” refers collectively to the separation and the distribution.

Cognyte Software Ltd. will have no significant assets or operations prior to the completion of the Internal Transactions to occur in connection with the spin-off.

Unless otherwise indicated or required by the context, in this Form 20-F, our disclosure assumes that the consummation of the spin-off has occurred. Although we will not acquire our businesses until such time as the distribution occurs, the operating and other statistical information with respect to each of our businesses is presented as of July 31, 2020, unless otherwise indicated, as if we owned such businesses as of such date.

MARKET INFORMATION

This Form 20-F contains industry and market data, including market sizing estimates, growth and other projections and information regarding our competitive position, prepared by our management on the basis of such industry sources and our management’s knowledge of and experience in the industry and markets in which we operate (including management’s estimates and assumptions relating to such industry and markets based on that knowledge). Our management has developed its knowledge of such industry and markets through its experience and participation in these markets.

-iv-

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

This Form 20-F contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, the provisions of Section 27A of the Securities Act of 1933 (the “Securities Act”) and Section 21E of the Exchange Act. Forward-looking statements include financial projections, statements of plans and objectives for future operations, statements of future economic performance, and statements of assumptions relating thereto. Forward-looking statements may appear throughout this report, including without limitation, in “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results,” and are often identified by future or conditional words such as “will,” “plans,” “expects,” “intends,” “believes,” “seeks,” “estimates,” or “anticipates,” or by variations of such words or by similar expressions. There can be no assurance that forward-looking statements will be achieved. By their very nature, forward-looking statements involve known and unknown risks, uncertainties, assumptions, and other important factors that could cause our actual results or conditions to differ materially from those expressed or implied by such forward-looking statements. Important risks, uncertainties, assumptions, and other factors that could cause our actual results or conditions to differ materially from our forward-looking statements include, among others:

•

uncertainties regarding the impact of changes in macroeconomic and/or global conditions, including as a result of slowdowns, recessions, economic instability, political unrest, armed conflicts, natural disasters or outbreaks of disease, such as the COVID-19 pandemic, as well as the resulting impact on information technology spending and government budgets in both developed countries and developing countries, on our business;

•

risks that our customers delay, cancel, or refrain from placing orders, refrain from renewing subscriptions or service contracts, or are unable to honor contractual commitments or payment obligations due to liquidity issues or other challenges in their budgets and business, due to the COVID-19 pandemic or otherwise;

•

risks that continuing restrictions resulting from the COVID-19 pandemic or actions taken in response to the pandemic adversely impact our operations or our ability to fulfill orders, complete implementations, or recognize revenue;

•

risks associated with our ability to keep pace with technological advances and challenges and evolving industry standards, to adapt to changing market potential from area to area within our markets; and to successfully develop, launch, and drive demand for new, innovative, high-quality products that meet or exceed customer needs, while simultaneously preserving our legacy businesses;

•	risks due to aggressive competition in all of our markets, including with respect to maintaining revenue, margins, and sufficient levels of investment in our business and operations;

•

risks relating to our ability to properly manage investments in our business and operations, execute on growth initiatives and strategic priorities, such as our software model transition, and enhance our existing operations and infrastructure;

•	risks associated with our ability to successfully compete for, consummate, and implement mergers and acquisitions;

•	challenges associated with sales processes for sophisticated solutions and a broad solution portfolio;

•

risks associated with larger orders and customer concentration, including risk of volatility of our operating results from period to period, and challenges associated with our ability to accurately forecast revenue and expenses;

•	risks associated with a significant amount of our business coming from government customers around the world and limitations on investor visibility due to classification or contractual restrictions;

•

risks associated with political and reputational factors related to our business or operations, including with respect to the nature of our solutions or our Israeli identity, and our ability to maintain security clearances where required;

-v-

•

risks that we may be unable to establish and maintain relationships with key resellers, partners, and systems integrators and risks associated with our reliance on third-party suppliers for certain components, products, or services, including companies that may compete with us or work with our competitors;

•	risks associated with our ability to retain, recruit, and train qualified personnel in regions in which we operate, including in new markets and growth areas we may enter;

•

risks associated with our significant international operations, including due to our Israeli operations, and exposure to regions subject to political or economic instability and fluctuations in foreign exchange rates;

•

risks associated with complex and changing regulatory environments relating to our operations, the products and services we offer, and/or the use of our solutions by our customers, including, with respect to dependence on export and marketing licenses from the governments of Israel and other countries where we operate, applicable classification and confidentiality restrictions, and data privacy and protection;

•

risks associated with the mishandling or perceived mishandling of sensitive, confidential or classified information, including information that may belong to our customers or other third parties, and with security vulnerabilities or lapses, including cyber-attacks, information technology system breaches, failures, or disruptions;

•

risks that our products or services, or those of third-party suppliers, partners, or original equipment manufacturers (“OEMs”) which we use in or with our offerings or otherwise rely on, including third-party hosting platforms, may contain defects, develop operational problems, or be vulnerable to cyber-attacks;

•

risks that our intellectual property rights may not be adequate to protect our business or assets or that others may make claims on our intellectual property, claim infringement on their intellectual property rights, or claim a violation of their license rights, including relative to free or open source components we may use;

•

risks associated with the credit facility we expect to enter into or that we may experience liquidity or working capital issues and related risks that financing sources may be unavailable to us on reasonable terms or at all;

•	risks associated with changing tax laws and regulations, tax rates, and the continuing availability of expected tax benefits;

•

risks relating to the adequacy of our existing infrastructure, systems, processes, policies, procedures, internal controls, and personnel for our current and future operations and reporting needs, including related risks of financial statement omissions, misstatements, restatements, or filing delays;

•

risk that the spin-off does not achieve the benefits anticipated or that it negatively impacts our operations or stock price, including as a result of management distraction from our business or costs associated with transitioning to a standalone public company;

•

risks associated with the agreements with Verint to be entered into in connection with the spin-off, including our reliance on the planned transition services agreement and our indemnification obligations to Verint;

•

risks associated with market volatility in the price of our shares based on our performance, third-party publications or speculation, future sales or dispositions of our shares by significant shareholders or officers and directors, or factors and risks associated with actions of activist shareholders; and

•	risks associated with different corporate governance requirements applicable to Israeli companies and risks associated with being a foreign private issuer and an emerging growth company.

-vi-

Some of these factors are discussed in more detail in this Form 20-F, including under “Item 3. Key Information—3.D. Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this Form 20-F as anticipated, believed, estimated or expected. We provide the information in this Form 20-F as of the date of its filing. We do not intend, and do not assume any obligation, to update any information or forward-looking statements set out in this Form 20-F as a result of new information, future events or otherwise.

-vii-

SUMMARY

This summary highlights selected information from this Form 20-F and provides an overview of our company, our separation from Verint and the distribution by Verint of our shares to its shareholders. For a more complete understanding of our business and the spin-off, you should read this entire Form 20-F carefully, particularly the discussion under “Item 3. Key Information—3.D. Risk Factors” in this Form 20-F and our combined financial statements and the notes to those financial statements appearing elsewhere in this Form 20-F.

Overview

Cognyte is a global leader in security analytics software that empowers governments and enterprises with Actionable Intelligence for a safer world. Our open software fuses, analyzes and visualizes disparate data sets at scale to help security organizations find the needles in the haystacks. Over 1,000 government and enterprise customers in more than 100 countries rely on Cognyte’s solutions to accelerate security investigations and connect the dots to successfully identify, neutralize, and prevent national security, personal safety, business continuity and cyber threats. Our government customers consist of governments around the world, including national, regional, and local government agencies. Our enterprise customers consist of commercial customers and physical security customers.

Market Trends

We believe that the following trends are driving demand for our security analytics software:

•	security threats are becoming more difficult to detect and mitigate;

•	data is growing rapidly and is highly fragmented across organizations making it harder to connect the dots; and

•	security organizations increasingly adopt open software.

Our Strategy

We believe our technology and domain expertise position us to capitalize on the demand for security analytics software and our strategy is to:

•	empower organizations with an analytics platform and solutions to address ever-growing security challenges;

•	increase adoption by customers and partners through an open software platform;

•	expand our footprint across government organizations; and

•	leverage our success in the government market to expand our presence over time in the enterprise market.

Our Solutions

Our solutions address three security use cases: Investigative Analytics, Operational Intelligence Analytics, and Threat Intelligence Analytics.

•

Investigative Analytics. Security investigations can vary in length from several days to several years. Some investigations end without resolution due to lack of sufficient insight. More complex security investigations can also be very expensive and labor intensive as they involve data collection from many different sources and a challenging process of connecting the dots to reach quick conclusions and prevent security threats.

•

Operational Intelligence Analytics. Field security units are responsible for carrying out operational security missions and it is vital for them to receive real-time or ‘near real-time’ insights to ensure successful completion of missions. Events on the ground can change rapidly during operation and the field team’s ability to quickly adapt and respond is mission critical.

•

Threat Intelligence Analytics. Security Operating Centers (“SOCs”) are used by government and enterprise organizations to detect security threats and effectively manage responses. SOC personnel are responsible for a variety of security tasks including cyber-attacks mitigation, employee safety and operations continuity.

Our Technology

The Cognyte analytics platform is designed around an open, modular and scalable architecture to enable customers to address a broad range of security threats with fast detection and quick mitigation.

•	Our platform powers our entire solution portfolio: Investigative Analytics, Operational Intelligence Analytics, and Threat Intelligence Analytics.

•	Our platform easily integrates with customer data sources to enable holistic fusion of data and insights.

•	Our platform easily integrates with third-party solutions to expand a customer’s ecosystem.

•	Our platform enables system integrators who are developing customized software and applying data science.

The Cognyte analytics platform is comprised of five key components:

•	Data Analytics Engines. A diverse toolbox of engines for data analysts to develop and perform analytical investigations such as data modeling tools, and statistical analysis tools.

•

Artificial Intelligence and Machine Learning Models. AI models to execute automated machine learning algorithms and to find new patterns in massive amounts of data. Also offers the flexibility to develop customer specific machine learning (“ML”) models using the platform’s AI/ML framework, which can then be tuned based on the aggregated data.

•

Workflows. Workflows using an integrated set of graphical tools using a drag-and-drop interface with no customizations required. Flexible workflows are configurable to a customer’s specific processes and procedures.

•

Governance. Governance functionality to monitor and manage data availability, security, usability, and integrity. Leverages advanced technology to control privacy, audit, monitoring, and access control.

•	Visualization. An advanced visualization toolbox to enable users to effectively filter and display either mass data or a single thread of information.

Reasons for the Spin-Off

We and Verint believe that the spin-off will provide a number of benefits to our business and customers, to the business of Verint and to Verint shareholders. As two distinct publicly traded companies, Verint and Cognyte will be better-positioned to capitalize on significant growth opportunities and focus resources on their respective businesses and strategic priorities. Verint and the Board of Directors of Verint (the “Verint Board”) considered a wide variety of factors in their initial evaluation of the proposed spin-off, including the following potential benefits:

•

facilitate investment in Verint, such as the recent preferred stock investment by Valor Parent LP, an affiliate of Apax Partners L.P. (collectively, “Apax”), and allow Cognyte direct access to capital markets as a separate publicly traded company;

•

improve investors’ ability to value the Customer Engagement Solutions business (the “Customer Engagement Business”) and the Cognyte Business based on their distinct characteristics and make more targeted investment decisions in a pure-play structure;

•

create enhanced appeal to a broader set of investors suited to the strategic and financial characteristics of each company by validating inherent value and attractiveness of underlying businesses, strategies, and prospects;

•	provide more specific alignment of incentives and performance indicators to more closely align employee incentive compensation opportunities with stand-alone business performance;

•	allow more efficient allocation of capital to the highest and best use, tailored to the unique characteristics of each business;

•	maintain a capital structure optimized to the needs and unique requirements of each business;

•	create separate boards with further differentiated skillsets and experience to provide focused oversight and to support tailored strategic and financial objectives to enhance value creation; and

•	allow enhanced strategic and management focus with dedicated management teams focused on their core business’s distinct operational and regulatory requirements.

Neither we nor Verint can assure you that, following the spin-off, any of the benefits described above or otherwise in this Form 20-F will be realized to the extent or at the time anticipated or at all. See also “Item 3. Key Information—3.D. Risk Factors.”

Verint and the Verint Board also considered a number of potentially negative factors in their initial evaluation of the potential spin-off, including the following:

•	potential disruption to our business and operations;

•	management distraction due to the significant amount of time and effort required;

•	the significant one-time costs of separating the two companies;

•

incremental costs on the resulting companies, including, among others, as a result of establishing separate corporate management and duplicative support functions, the costs of being a stand-alone public company and potential tax inefficiencies;

•	greater susceptibility to market fluctuations and other adverse events as a stand-alone company, including as a result of reduced business diversification; and

•	risk that the spin-off is not consummated or does not achieve its intended benefits.

Verint and the Verint Board believe that the potential benefits of the spin-off outweigh these potentially negative factors. The completion of the spin-off remains subject to the satisfaction, or waiver by the Verint Board, of a number of conditions. We describe these benefits and certain other factors considered by Verint and the Verint Board, as well as conditions to the closing, in greater detail under “Item 4. Information on the Company—4.A. History and Development of the Company—The Spin-Off.”

Summary of Risks Associated with Our Business and the Spin-Off

Our business is subject to numerous risks, including:

•

uncertainties regarding the impact of changes in macroeconomic and/or global conditions, including as a result of slowdowns, recessions, economic instability, political unrest, armed conflicts, natural disasters or outbreaks of disease, such as the COVID-19 pandemic, as well as the resulting impact on information technology spending and government budgets in both developed countries and developing countries, on our business;

•

risks that our customers delay, cancel, or refrain from placing orders, refrain from renewing subscriptions or service contracts, or are unable to honor contractual commitments or payment obligations due to liquidity issues or other challenges in their budgets and business, due to the COVID-19 pandemic or otherwise;

•

risks that continuing restrictions resulting from the COVID-19 pandemic or actions taken in response to the pandemic adversely impact our operations or our ability to fulfill orders, complete implementations, or recognize revenue;

•

risks associated with our ability to keep pace with technological advances and challenges and evolving industry standards, to adapt to changing market potential from area to area within our markets; and to successfully develop, launch, and drive demand for new, innovative, high-quality products that meet or exceed customer needs, while simultaneously preserving our legacy businesses;

•	risks due to aggressive competition in all of our markets, including with respect to maintaining revenue, margins, and sufficient levels of investment in our business and operations;

•

risks relating to our ability to properly manage investments in our business and operations, execute on growth initiatives and strategic priorities, such as our software model transition, and enhance our existing operations and infrastructure;

•	risks associated with our ability to successfully compete for, consummate, and implement mergers and acquisitions;

•	challenges associated with sales processes for sophisticated solutions and a broad solution portfolio;

•

risks associated with larger orders and customer concentration, including risk of volatility of our operating results from period to period, and challenges associated with our ability to accurately forecast revenue and expenses;

•	risks associated with a significant amount of our business coming from government customers around the world and limitations on investor visibility due to classification or contractual restrictions;

•

risks associated with political and reputational factors related to our business or operations, including with respect to the nature of our solutions or our Israeli identity, and our ability to maintain security clearances where required;

•

risks that we may be unable to establish and maintain relationships with key resellers, partners, and systems integrators and risks associated with our reliance on third-party suppliers for certain components, products, or services, including companies that may compete with us or work with our competitors;

•	risks associated with our ability to retain, recruit, and train qualified personnel in regions in which we operate, including in new markets and growth areas we may enter;

•

risks associated with our significant international operations, including due to our Israeli operations, and exposure to regions subject to political or economic instability and fluctuations in foreign exchange rates;

•

risks associated with complex and changing regulatory environments relating to our operations, the products and services we offer, and/or the use of our solutions by our customers, including, with respect to dependence on export and marketing licenses from the governments of Israel and other countries where we operate, applicable classification and confidentiality restrictions, and data privacy and protection;

•

risks associated with the mishandling or perceived mishandling of sensitive, confidential or classified information, including information that may belong to our customers or other third parties, and with security vulnerabilities or lapses, including cyber-attacks, information technology system breaches, failures, or disruptions;

•

risks that our products or services, or those of third-party suppliers, partners, or OEMs which we use in or with our offerings or otherwise rely on, including third-party hosting platforms, may contain defects, develop operational problems, or be vulnerable to cyber-attacks;

•

risks that our intellectual property rights may not be adequate to protect our business or assets or that others may make claims on our intellectual property, claim infringement on their intellectual property rights, or claim a violation of their license rights, including relative to free or open source components we may use;

•

risks associated with the credit facility we expect to enter into or that we may experience liquidity or working capital issues and related risks that financing sources may be unavailable to us on reasonable terms or at all;

•	risks associated with changing tax laws and regulations, tax rates, and the continuing availability of expected tax benefits;

•

risks relating to the adequacy of our existing infrastructure, systems, processes, policies, procedures, internal controls, and personnel for our current and future operations and reporting needs, including related risks of financial statement omissions, misstatements, restatements, or filing delays;

•

risk that the spin-off does not achieve the benefits anticipated or that it negatively impacts our operations or stock price, including as a result of management distraction from our business or costs associated with transitioning to a standalone public company;

•

risks associated with the agreements with Verint to be entered into in connection with the spin-off, including our reliance on the planned transition services agreement and our indemnification obligations to Verint;

•

risks associated with market volatility in the price of our shares based on our performance, third-party publications or speculation, future sales or dispositions of our shares by significant shareholders or officers and directors, or factors and risks associated with actions of activist shareholders; and

•	risks associated with different corporate governance requirements applicable to Israeli companies and risks associated with being a foreign private issuer and an emerging growth company.

Neither we nor Verint can assure you that, following the separation and spin-off, any of the benefits described in this Form 20-F will be realized to the extent or at the time anticipated or at all. For additional information, please see the risks described under “Item 3. Key Information—3.D. Risk Factors.”

Corporate Information

We are incorporated under the laws of the State of Israel as a company limited by shares. We are registered under the Israeli Companies Law, 5759-1999 (the “Companies Law”) as Cognyte Software Ltd., and our registration number with the Israeli Registrar of Companies is 516196425. We were formed by Verint in connection with our separation from Verint, for an unlimited duration, effective as of the date of our incorporation on May 21, 2020.

We are domiciled in Israel and our registered office is located at 33 Maskit, Herzliya Pituach, 4673333, Israel, which also currently serves as our principal executive offices, and our telephone number is +972-9-962-2300.

Implications of Being a Foreign Private Issuer and an Emerging Growth Company

Foreign Private Issuer

Upon consummation of the spin-off, we will report under the Exchange Act as a non-U.S. company with foreign private issuer (“FPI”) status. As long as we qualify as an FPI under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•

the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission (“SEC”) of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

Notwithstanding these exemptions, we will file with the SEC, within four months after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm.

We may take advantage of these exemptions until such time as we are no longer an FPI. We would cease to be an FPI at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents, (ii) more than 50% of our assets are located in the United States or (iii) our business is administered principally in the United States.

Emerging Growth Company

As a company with less than $1.07 billion in revenue during our last fiscal year, we are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As such, we may take advantage of certain exemptions from various reporting requirements that are applicable to publicly traded entities that are not emerging growth companies. These exemptions include:

•	the ability to include only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure;

•	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002 (“SOX”);

•	reduced disclosure obligations regarding executive compensation in any required periodic reports and proxy statements; and

•	exemptions from the requirement to hold a non-binding advisory vote on executive compensation, including golden parachute compensation.

As a result, the information contained in this Form 20-F may be different from the information you receive from other public companies in which you hold shares.

Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards applicable to public companies. This provision allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. Pursuant to Section 107 of the JOBS Act, as an emerging growth company, we have elected to take advantage of the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards. It is possible that some investors will find the Cognyte shares less attractive as a result, which may result in a less active trading market for the Cognyte shares and higher volatility in our share price.

We may take advantage of these provisions for up to five years or until such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest to occur of: (i) the last day of the first fiscal year in which our annual gross revenues exceed $1.07 billion, (ii) the date on which we have issued more than $1 billion in non-convertible debt securities during the previous three years and (iii) the last day of the fiscal year in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act (which would occur if the market value of our common equity that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter).

Both FPIs and emerging growth companies are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company, but remain an FPI, we will continue to be exempt from the more stringent compensation disclosures required of companies that are neither an emerging growth company nor an FPI.

Summary Historical Combined Financial Information

The following table sets forth summary financial information for the periods and dates indicated below and should be read together with our combined financial statements, condensed combined financial statements, and related notes “Item 3. Key Information—3.B. Capitalization and Indebtedness” and “Item 5. Operating and Financial Review and Prospects” appearing elsewhere in this Form 20-F. We derived the summary historical statement of operations data for the years ended January 31, 2020 and 2019 and the summary historical balance sheet data as of January 31, 2020 and 2019 from our combined financial statements and related notes appearing elsewhere in this Form 20-F. We derived the summary historical statement of operations data for the six months ended July 31, 2020 and 2019 and the summary historical balance sheet data as of July 31, 2020 from our condensed combined financial statements.

The summary financial data is not intended to replace our combined financial statements, condensed combined financial statements, or related notes. Our historical results could differ from those that would have resulted if we operated autonomously or as an entity independent of Verint in the periods for which historical financial data is presented below, and such results are not necessarily indicative of results that may be expected in the future.

For additional details regarding the preparation of our combined financial statements, please see “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Basis of Presentation” and “Note 1. Organization, Operations and Basis of Presentation” to our combined financial statements and condensed combined financial statements appearing elsewhere in this Form 20-F.

We prepare our combined financial statements and condensed combined financial statements in accordance with GAAP.

	Six Months Ended July 31,		Year Ended January 31,
(in thousands)	2020	2019	2020	2019
Condensed Combined and Combined Statements of Operations Data:
Revenue	$206,459	$221,033	$457,109	$433,460
Gross profit	141,914	140,736	293,104	256,688
Operating income	7,996	10,066	27,313	18,689
Provision (benefit) for income taxes	3,406	(1,767)	2,567	7,620
Net income	5,594	14,141	27,370	12,321
Net income attributable to Cognyte Business of Verint Systems Inc.	2,029	10,430	20,191	8,728

	July 31,	January 31,
(in thousands)	2020	2020	2019
Condensed Combined and Combined Balance Sheets Data:
Cash and cash equivalents	$188,065	$201,090	$240,192
Restricted cash and cash equivalents, and restricted bank time deposits	31,616	43,813	42,262
Total assets	765,899	805,111	805,347
Total liabilities	313,321	349,940	330,029
Total equity	452,578	455,171	475,318

The Spin-Off

Overview

On December 4, 2019, Verint announced plans to separate into two independent companies: Cognyte Software Ltd., which will consist of Verint’s Cyber Intelligence Solutions business, and Verint Systems Inc., which will consist of its Customer Engagement Business. To implement the separation, as part of the Internal Transactions, Verint will first transfer the Canadian portion of its Cyber Intelligence Solutions business to us and will enter into a binding agreement to transfer the remainder of its Cyber Intelligence Solutions business to us, will subsequently distribute all of our shares held by Verint to Verint shareholders, pro rata to their respective holdings, and immediately thereafter Verint will transfer the remainder of its Cyber Intelligence Solutions business to us pursuant to the binding commitment. Each Verint shareholder will receive one Cognyte share for each Verint share they hold or have acquired and do not sell or otherwise dispose of prior to the close of business on                    , 2021. The distribution is intended to be generally tax-free to Verint shareholders for U.S. federal and Israeli income tax purposes. An application will be made to list our shares on NASDAQ under the symbol “CGNT” and trading in our shares is expected to begin on the NASDAQ on                     , 2021.

To enable the separation, prior to the spin-off, Verint will complete the Internal Transactions as described under “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions—Agreements Between Verint and Us” or “Internal Transactions.”

Prior to completion of the spin-off, we intend to enter into a Separation and Distribution Agreement and several other agreements with Verint related to the separation and distribution. These agreements will govern the relationship between us and Verint up to and after completion of the spin-off and allocate between us and Verint various assets, liabilities and obligations, including supply arrangements, employee benefits, intellectual property and tax-related assets and liabilities. See “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions” for more detail.

Completion of the spin-off is subject to the satisfaction, or waiver by the Verint Board, of a number of conditions. See “Item 4. Information on the Company—4.A. History and Development of the Company—The Spin-Off” for more detail.

Questions and Answers About the Spin-Off

The following provides only a summary of and certain questions relating to the terms of the spin-off. You should read the section entitled “Item 4. Information on the Company—4.A. History and Development of the Company—The Spin-Off” below in this Form 20-F for a more detailed description of the matters identified below.

Q:	Why am I receiving this document?

A:

Verint has made this document available to you because you are a holder of Verint shares. If you hold or have acquired and do not sell or otherwise dispose of your Verint shares prior to the close of business on                    , 2021, you will be entitled to receive one Cognyte share for each of your Verint shares. An application will be made to list our shares on NASDAQ. This document will help you understand how the separation and distribution will affect your investment in Verint and your investment in us after the spin-off.

Q:	How will the spin-off of Cognyte from Verint work?

A:

To accomplish the spin-off, Verint will distribute all of our shares held by Verint to holders of Verint shares on a pro rata basis. Following the spin-off, we will be an independent, publicly traded company, and Verint will not retain any ownership interest in us. See also “Item 7. Major Shareholders and Related Party Transactions—7.A. Major Shareholders.”

Q:	Why is the separation of Cognyte structured as a spin-off?

A:

Verint believes that a generally tax-free distribution to Verint shareholders for U.S. federal and, subject to obtaining a tax ruling, Israeli income tax purposes (the tax ruling is in the final stage of negotiations with the Israeli Tax Authority (the “ITA”) and while the current draft provides for a tax free distributions to all shareholders, the final draft may tax the distribution to the Israeli shareholders, in which case the taxable distribution will be a de minimis amount) of all our shares held by Verint to Verint shareholders is an efficient way to separate the Cognyte Business in a manner that will create long-term value for Verint, Cognyte and their respective shareholders.

Q:	When will Cognyte shares begin to trade on a stand-alone basis?

A:

We will become a stand-alone public company, independent of Verint, on                    , 2021 (the “distribution date”), and our shares will commence “regular-way” trading on a stand-alone basis on NASDAQ at market open on                    , 2021 (9:30 a.m., New York City time, on NASDAQ). See also “Item 4. Information on the Company—4.A. History and Development of the Company—The Spin-Off—Listing and Trading of Cognyte Shares.”

Q:	What will be the ticker symbol of the Cognyte shares that Verint shareholders will receive in the spin-off?

A:	Our shares are expected to trade on NASDAQ under the ticker symbol “CGNT.”

Q:	When will Verint shares cease to trade including the right to receive Cognyte shares?

A:

The last day of trading of Verint shares including the right to receive our shares on NASDAQ will be                , 2021. This means that any Verint shares that you hold or acquire and do not sell or otherwise dispose of prior to the close of business on                    , 2021 will include the right to receive our shares.

Q:	What is “regular-way” and “ex-distribution” trading of Verint shares?

A:

It is expected that, beginning on or shortly before                    , 2021 (the “record date”) and continuing up to and through the distribution date, there will be two markets in Verint shares on NASDAQ: a “regular-way” market and an “ex-distribution” market. Verint shares that trade in the “regular-way” market will trade with an entitlement to Cognyte shares to be distributed pursuant to the distribution. Verint shares that trade in the “ex-distribution” market will trade without an entitlement to Cognyte shares to be distributed pursuant to the distribution.

If you decide to sell any Verint shares before the distribution date, you should make sure your bank, broker or other nominee understands whether you want to sell your Verint shares with or without your entitlement to Cognyte shares pursuant to the distribution.

Q:	When will Verint shares commence trading excluding the right to receive Cognyte shares?

A:

Verint shares will commence trading on a stand-alone basis without the right to receive our shares on NASDAQ on                     , 2021. This means if you purchase a Verint share on or after                    , 2021, the Verint share will reflect an ownership interest solely in Verint and will not include the right to receive any of our shares in the spin-off.

Q:	What do I have to do to participate in the spin-off?

A:

Holders of Verint shares held in book-entry form with a bank or broker. Most Verint shareholders hold their Verint shares through a bank or brokerage firm. In such cases, the bank or brokerage firm would be said to hold the shares in “street name” and ownership would be recorded on the bank’s or brokerage firm’s books. If a Verint shareholder holds their Verint shares through a bank or brokerage firm, their bank or brokerage firm will credit their account for the Cognyte shares that they are entitled to receive in the distribution. If Verint shareholders have any questions concerning the mechanics of having shares held in “street name,” they should contact their bank or brokerage firm.

Holders of Verint physical share certificates. In connection with the spin-off, all registered Verint shareholders holding physical share certificates will be issued Cognyte shares in book-entry form only, which means that no physical share certificates will be issued. For questions relating to the transfer or mechanics of the distribution, please contact Verint Share Registry by telephone at 1-                     (in the United States) or 1-                     (outside the United States) or by online inquiry at https://www.                     .com. For more information, see “Item 4. Information on the Company—4.A. History and Development of the Company—The Spin-Off—When and How You Will Receive Cognyte Shares,” as well as “—Where can I get more information?” below.

The spin-off will not affect the number of outstanding Verint shares or any rights of Verint shareholders, although it will affect the market value of each outstanding Verint share. See “—Will the spin-off affect the trading price of my Verint shares?” below.

Q:	Will there be any “when-issued” trading of Cognyte shares before , 2021?

A:

We anticipate that trading in our shares will begin on a “when-issued” basis approximately two trading days before the record date and will continue up to and through the distribution date and that “regular-way” trading in our shares will begin on the first trading day following the distribution date. If trading begins on a “when-issued” basis, you may purchase or sell our shares up to and through the distribution date, but your transaction will not settle until after the distribution date. We cannot predict the trading prices for our shares before, on or after the distribution date.

Q:	How many Cognyte shares will I receive in the spin-off?

A:

Verint will distribute to you one Cognyte share for each Verint share that you hold or have acquired and do not sell or otherwise dispose of prior to the close of business on                 , 2021. The total number of our shares that Verint will distribute will depend on the total number of issued Verint shares (excluding treasury shares held by Verint and its subsidiaries) as of                , 2021. The Cognyte shares that Verint distributes will constitute all of our shares held by Verint immediately prior to the spin-off. For additional information on the spin-off, see “Item 4. Information and Development of the Company—4.A. History and Development of the Company—The Spin-Off—When and How You Will Receive Cognyte Shares,” for additional information on our expected share capital following the spin-off, see “Item 10. Additional Information—10.A. Share Capital.”

Q:	What will happen to the listing of Verint shares?

A:	After the spin-off, Verint shares will continue to trade on NASDAQ under the symbol “VRNT.”

Q:	Will the number of Verint shares I own change as a result of the spin-off?

A:	No, the number of Verint shares you own will not change as a result of the spin-off.

Q:	Will the spin-off affect the trading price of my Verint shares?

A:

Yes. As a result of the spin-off, Verint expects the trading prices of Verint shares in the “regular-way” market at market open on                    , 2021 to be lower than the trading prices in the “regular-way” market at market close on                     , 2021, because the trading prices will no longer reflect the value of the Cognyte Business. There can be no assurance that the aggregate market value of the Verint shares and our shares following the spin-off will be higher than, equal to or lower than the market value of Verint shares if the spin-off did not occur. This means, for example, that the combined trading prices of one Verint share and one Cognyte share after market open on                    , 2021 may be equal to, greater than or less than the trading price of one Verint share before                    , 2021. In addition, your Verint shares sold in the “ex-distribution” market (as opposed the “regular-way market”) will reflect an ownership interest solely in Verint and will not include the right to receive any of our shares in the spin-off, but may not yet accurately reflect the value of such Verint shares excluding the Cognyte Business.

Q:	What is the expected date of completion of the spin-off?
A:

It is expected that the Cognyte shares that eligible holders of Verint shares are entitled to receive in the spin-off will begin trading separately from Verint shares on                    , 2021. This is the date that we will become a stand-alone public company, independent of Verint. However, the completion and timing of the spin-off are dependent upon a number of conditions and no assurance can be provided as to the timing of the spin-off or that all conditions to the spin-off will be met.

Q:	What are the conditions to the spin-off?

A:	We expect that the spin-off will be effective on , 2021, provided that the following conditions have been satisfied or waived by Verint:

•	the consummation in all material respects of the Internal Transactions;

•

all corporate and other action necessary in order to execute, deliver and perform the Separation and Distribution Agreement and to consummate the transactions contemplated thereby by each of us and Verint having been obtained;

•

the receipt by Verint of a tax ruling (the “Israeli Tax Ruling”) from the ITA providing that the spin-off and the Internal Transactions are tax-free for Verint, Cognyte and Verint shareholders for Israeli tax purposes under the Israeli Tax Ordinance (New Version), 5721-1961 (the “Israeli Tax Ordinance”);

•

the receipt by Verint of (1) a private letter ruling (the “U.S. Tax Ruling”) from the United States Internal Revenue Service (“IRS”) that certain of the requirements for tax-free treatment under Section 355 of the Internal Revenue Code of 1986, as amended (the “Code”), will be satisfied and that Cognyte will be treated as a domestic corporation for U.S. federal income tax purposes under Section 7874 of the Code, and (2) a written opinion of Jones Day to the effect that the distribution will qualify as tax-free to Verint and the Verint shareholders for U.S. federal income tax purposes under Section 355 of the Code;

•

the SEC declaring this Form 20-F effective under the Exchange Act, and no stop order suspending the effectiveness of this Form 20-F being in effect and no proceedings for that purpose being pending before or threatened by the SEC;

•	copies of this Form 20-F having been mailed to record holders of Verint shares as of the record date for the spin-off;

•	the actions necessary or appropriate under U.S. federal, U.S. state or other securities laws or blue sky laws (and comparable laws under foreign jurisdictions) having been taken or made;

•	the receipt of all necessary government approvals required to consummate the spin-off;

•	no order, injunction or decree issued by any governmental authority of competent jurisdiction or other legal restraint or prohibition preventing consummation of the spin-off being in effect; and

•	our shares having been accepted for listing on NASDAQ (subject to official notice of issuance).

Verint may waive one or more of these conditions, at the direction of the Verint Board in its sole and absolute discretion, and the determination by the Verint Board regarding the satisfaction of these conditions will be conclusive. The fulfillment of these conditions will not create any obligation on Verint’s part to effect the distribution and complete the spin-off, and Verint has reserved the right to amend, modify or abandon any and all terms of the spin-off and the related transactions at any time prior to the distribution date, at the direction of the Verint Board. Verint does not intend to notify its shareholders of any modifications to the terms or the conditions to the spin-off that, in the judgment of the Verint Board, are not material. To the extent that the Verint Board determines that any such modifications materially change the terms and conditions of the spin-off, Verint will notify its shareholders in a manner reasonably calculated to inform them of such modifications with a press release, current report on Form 8-K or other similar means.

Q:	What if I want to sell my Verint shares or my Cognyte shares?

A:	You should consult with your custodian bank or broker or other financial advisors and/or your tax advisors.

Q:	What are the U.S. federal and Israeli income tax consequences to me of the spin-off?

A:

The spin-off is expected to be generally tax-free to Verint shareholders for U.S. federal and, subject to obtaining a tax ruling, Israeli income tax purposes. Verint expects to receive the U.S. Tax Ruling from the IRS addressing certain requirements under section 355 of the Code and a tax opinion of counsel that the distribution of our shares will be tax-free to the Verint shareholders for U.S. federal tax purposes and expects to obtain the Israeli Tax Ruling from the ITA providing that the spin-off will be so treated for Israeli tax purposes. The Israeli Tax Ruling is in the final stage of negotiations with the ITA, and while the current draft provides for a tax free distribution to all Verint shareholders, the final draft may tax the distribution to the Israeli Verint shareholders, in which case the distribution will be taxable at a de minimis level.

See “Item 4. Information on the Company—4.A. History and Development of the Company—The Spin-off—Material U.S. Federal Income Tax Consequences of the Spin-off” and “—Material Israeli Tax Consequences of the Spin-off.”

Q:	Who will manage Cognyte after the spin-off?

A:

Our current Chief Executive Officer, Elad Sharon, and current Chief Financial Officer, David Abadi, will continue to lead the company after the spin-off. For more information regarding our management team, see “Item 6. Directors, Senior Management and Employees—6.A. Directors and Senior Management—Senior Management.”

Q:	Does Cognyte intend to pay cash dividends?

A:

The payment of a dividend in respect of each fiscal year, including the declaration, timing, and amount of any dividend to be paid by us following the spin-off, will be at the discretion of our Board of Directors (the “Cognyte Board”). Such determination will depend upon many factors, including our financial condition, earnings, corporate strategy, capital requirements of our operating subsidiaries, covenants, legal requirements and other factors deemed relevant by the Cognyte Board.

Under the Companies Law, dividends may only be paid out of our profits and other surplus funds (as defined in the Companies Law) as of the end of the most recent year or as accrued over a period of the most recent two years, whichever amount is greater, provided that there is no reasonable concern that payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. See “Item 10. Additional Information—10.B. Memorandum and Articles of Association—Rights Attached to Shares—Dividend Rights.” In general, the payment of dividends may also be subject to Israeli withholding taxes. In addition, because we receive certain benefits under the Israeli law relating to “Beneficial Enterprises,” our payment of dividends (out of income that is attributed to the “Beneficial Enterprises”) may subject us to certain additional Israeli taxes to which we would not otherwise be subject.

See “Item 3. Key Information—3.D. Risk Factors—Risks Related to the Separation from Verint and Ownership of Cognyte Shares.”

Q:	Will Cognyte incur any debt prior to or at the time of the spin-off?

A:

Information regarding our indebtedness incurred prior to or at the time of the spin-off will be provided in subsequent amendments to this Form 20-F. See “Item 3. Key Information—3.B. Capitalization and Indebtedness” for more information.

Q:	What will the Cognyte relationship with Verint be following the spin-off?

A:

We will enter into the Separation and Distribution Agreement with Verint to effect the separation and provide a framework for our relationship with Verint after the separation and distribution. We will also enter into certain other agreements with Verint, including but not limited to a Tax Matters Agreement, an Employee Matters Agreement, a limited duration Transition Services Agreement, an Intellectual Property Cross License Agreement and a Trademark Cross License Agreement and certain other agreements. These agreements will govern the separation between us and Verint of the assets, employees, liabilities and obligations (including investments, property and employee benefits and tax liabilities) of Verint and its subsidiaries that constitute the Cognyte Business and are attributable to periods prior to, at and after the separation of us from Verint, and will govern certain relationships between us and Verint after the separation and distribution. We describe these arrangements in greater detail under “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions—Agreements Between Verint and Us,” and describe some of the risks of these arrangements under “Item 3. Key Information—3.D. Risk Factors—Risks Related to the Separation from Verint and Ownership of Cognyte Shares.”

Q:	Are there risks associated with owning Cognyte shares?

A:

Yes. Ownership of our shares is subject to both general and specific risks relating to the Cognyte Business, the industry in which we operate, our ongoing contractual relationships with Verint and our status as a separate, publicly traded company. Ownership of our shares is also subject to risks relating to the spin-off. Accordingly, you should carefully read the information set forth under “Item 3. Key Information—3.D. Risk Factors” in this Form 20-F.

Q:	Who will be the registrar and transfer agent for the Cognyte shares?

A:	Broadridge Corporate Issuer Solutions, Inc. (“Broadridge”) will act as our share registrar and transfer agent.

Q:	Where can I get more information?

A:	Before the spin-off, if you have any questions relating to the business performance of Verint or us or the spin-off, you should contact Verint at:

Verint Systems Inc.

Investor Relations

175 Broadhollow Rd, Ste 100

Melville, NY 11747

Tel: (800) 483-7468

Website: www.verint.com

After the spin-off, if you have any questions relating to our business performance, you should contact us at:

Cognyte Software Ltd.

Investor Relations

33 Maskit

Herzliya Pituach

4673333, Israel

Tel: +972-9-962-2300

Website:

Our investor website will be operational at or prior to the spin-off.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

1.A. DIRECTORS AND SENIOR MANAGEMENT

For information regarding our directors and senior management, see “Item 6. Directors, Senior Management and Employees—6.A. Directors and Senior Management.”

1.B. ADVISERS

Our Israeli legal counsel is Meitar Law Offices, 16 Abba Hillel Rd., Ramat Gan 5250608, Israel. Our U.S. legal counsel is Jones Day, 250 Vesey Street, New York, New York 10281.

1.C. AUDITORS

Deloitte & Touche LLP is acting as our independent registered public accounting firm. The address for Deloitte & Touche LLP is 30 Rockefeller Plaza, New York, New York 10112. Deloitte  & Touche LLP is registered with the Public Company Accounting Oversight Board.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

3.A. SELECTED FINANCIAL DATA

The following selected financial data should be read together with our combined financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” appearing elsewhere in this Form 20-F. We derived the selected statement of operations data for the years ended January 31, 2020 and 2019 and the selected balance sheet data as of January 31, 2020 and 2019 from our combined financial statements and related notes appearing elsewhere in this Form 20-F. We derived the selected statement of operations data for the six months ended July 31, 2020 and 2019 and the selected balance sheet data as of July 31, 2020 from our condensed combined financial statements and related notes appearing elsewhere in this Form 20-F.

The selected financial data in this section is not intended to replace our combined financial statements, condensed combined financial statements and the related notes. Our historical results could differ from those that would have resulted if we operated autonomously or as an entity independent of Verint in the periods for which historical financial data is presented below, and such results are not necessarily indicative of the results that may be expected in the future.

For additional details regarding the preparation of our combined financial statements, please see “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Basis of Presentation” and “Note 1. Organization, Operations, and Basis of Presentation” to our combined financial statements and to our condensed combined financial statements appearing elsewhere in this Form 20-F.

We prepare our combined financial statements and condensed combined financial statements in accordance with GAAP.

	Six Months Ended July 31,		Year Ended January 31,
(in thousands)	2020	2019	2020	2019
Condensed Combined and Combined Statements of Operations Data:
Revenue	$206,459	$221,033	$457,109	$433,460
Gross profit	141,914	140,736	293,104	256,688
Operating income	7,996	10,066	27,313	18,689
Provision (benefit) for income taxes	3,406	(1,767)	2,567	7,620
Net income	5,594	14,141	27,370	12,321
Net income attributable to Cognyte Business of Verint Systems Inc.	2,029	10,430	20,191	8,728

	July 31,	January 31,
(in thousands)	2020	2020	2019
Condensed Combined and Combined Balance Sheets Data:
Cash and cash equivalents	$188,065	$201,090	$240,192
Restricted cash and cash equivalents, and restricted bank time deposits	31,616	43,813	42,262
Total assets	765,899	805,111	805,347
Total liabilities	313,321	349,940	330,029
Total equity	452,578	455,171	475,318

3.B. CAPITALIZATION AND INDEBTEDNESS

The following table sets forth our combined capitalization and indebtedness as of July 31, 2020.

We are providing the capitalization table below for informational purposes only. It should not be construed to be indicative of our capitalization or financial condition had the separation been completed on the date assumed. The capitalization table below may not reflect the capitalization or financial condition that would have resulted had we operated as a stand-alone public company at that date and is not necessarily indicative of our future capitalization or financial position.

July 31, 2020
(in thousands)	Actual (Unaudited)
Cash and cash equivalents	$188,065

Debt:
Net financial liabilities to Verint	$7,025

Equity:
Net parent investment	453,379
Accumulated other comprehensive loss	(14,954)
Noncontrolling interests	14,153

Total capitalization	$459,603

3.C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

3.D. RISK FACTORS

You should carefully consider the risks described below, together with all of the other information included in this Form 20-F, in evaluating us and our shares. The following risk factors could adversely affect our business, financial condition, results of operations and the price of our shares.

Risks Related to Our Business and Operations

Macroeconomic Risks

Our business is impacted by changes in macroeconomic and/or global conditions as well as the resulting impact on information technology spending and government budgets.

Our business is subject to risks arising from adverse changes in domestic and global macroeconomic and other conditions. Slowdowns, recessions, economic instability, political unrest, armed conflicts, natural disasters, or outbreaks of disease, such as the COVID-19 pandemic, around the world may cause companies and governments to delay, reduce, or even cancel planned spending or projects and may impact our business and operations. Limited or reduced government budgets and declines in information technology spending have affected the markets for our solutions in the past and may affect them again based on current and future macroeconomic and/or global conditions.

During the fourth quarter ended January 31, 2020, concerns related to the spread of COVID-19 began to create global business disruptions as well as disruptions in our operations and to create potential negative impacts on our revenues and other financial results. COVID-19 was declared a pandemic by the World Health Organization on March 11, 2020. The full extent to which COVID-19 will impact our financial condition or results of operations is currently uncertain and depends on various factors, including the duration and severity of the pandemic and its impact on our customers, partners, and vendors and on the operation of the global markets in general.

We generate a majority of our revenue from contracts with various governments around the world, including national, regional, and local government agencies. We expect that government contracts will continue to be a significant source of our revenue for the foreseeable future. Macroeconomic changes, such as the COVID-19 threat, rising interest rates, tightening credit markets, significant changes in commodity prices such as oil, or actual or threatened trade wars, may also impact demand for our solutions.

Customers or partners who are facing business challenges, reduced budgets, liquidity issues, or other impacts from such macroeconomic or other global changes are also more likely to defer purchase decisions or projects or cancel or reduce orders, as well as to delay or default on payments. If customers or partners significantly reduce their spending with us, significantly delay projects, or significantly delay or fail to make payments to us, our business, results of operations, and financial condition would be materially adversely affected.

The full extent to which the COVID-19 pandemic will adversely affect our business and results of operations cannot be predicted at this time.

On March 11, 2020, the World Health Organization declared the COVID-19 outbreak a global pandemic. The outbreak has reached all of the regions in which we do business, and governmental authorities around the world have implemented numerous measures attempting to contain and mitigate the effects of the virus, including travel bans and restrictions, border closings, quarantines, shelter-in-place orders, shutdowns, limitations or closures of non-essential businesses, and social distancing requirements. Companies around the world, including us, our customers, partners, and vendors, have implemented actions in response, including among others, office closings, site restrictions, and employee travel restrictions. Notwithstanding the loosening of these restrictions in certain countries in certain periods since the onset of the pandemic, the global spread of COVID-19 and actions taken in response have negatively affected us, our customers, partners, and vendors and caused significant economic and business disruption the extent and duration of which is not currently known. We are continuously monitoring and assessing the impact of the COVID-19 pandemic, including recommendations and orders issued by government and public health authorities in countries where we operate.

During the six months ended July 31, 2020, our revenue was negatively impacted by delays and reduced spending attributed to the impact of the COVID-19 pandemic on our customers’ operational priorities and as a result of cost containment measures they have implemented. Due to the pandemic, we have seen a reduction or delay in large customer contracts, particularly on-premises arrangements, and in many cases, we have been unable to conduct face-to-face meetings with existing or prospective customers and partners, present in-person demonstrations of our solutions, or host or attend in-person trade shows and conferences. Limitations on access to the facilities of our customers have also impacted our ability to deliver some of our products, complete certain implementations, and provide in-person consulting and training services, negatively impacting our ability to recognize revenue. We cannot predict how the pandemic will impact our results in future periods, including to the extent that customers delay or miss payments, customers defer, reduce, or refrain from placing orders or renewing subscriptions or support arrangements, or travel restrictions and site access restrictions remain necessary.

In light of the adverse impact of COVID-19 on global economic conditions and our revenue, along with the uncertainty associated with the extent and timing of a potential recovery, we have implemented several cost-reduction actions of varying durations. Such actions have included, but are not limited to, reducing our discretionary spending, substantially decreasing capital expenditures, considering the optimal uses of our cash and other capital resources, and reducing workforce-related costs. These actions may have an adverse impact on us, particularly if they remain in place for an extended period. We continue to evaluate and may decide to implement further cost control strategies to help us mitigate the impact of the pandemic.

The ultimate impact of the COVID-19 pandemic and the effects of the operational alterations we have made in response on our business, financial condition, liquidity and financial results cannot be predicted at this time.

Market and Strategy Risks

The industry in which we operate is characterized by rapid technological changes, evolving industry standards and challenges, and changing market potential, and if we cannot anticipate and react to such changes our results may suffer.

The markets for our products are characterized by rapidly changing technology and evolving industry standards and challenges. The introduction of products embodying new technology, new delivery platforms, the commoditization of older technologies, and the emergence of new industry standards and technological hurdles can exert pricing pressure on existing products and services and/or render them unmarketable or obsolete. For example, the increasing complexity and sophistication of security threats, the exponential growth in data and prevalence of encrypted communications have created significantly greater challenges for our customers and for our solutions to address. Moreover, the market potential and growth rates of the markets we serve are not uniform and are evolving. It is critical to our success that we are able to anticipate and respond to changes in technology and industry standards and new customer challenges by consistently developing new, innovative, high-quality products and services that meet or exceed the changing challenges and needs of our customers. We must also successfully identify, enter, and appropriately prioritize areas of growing market potential, including by launching, successfully executing, and driving demand for new and enhanced solutions and services, while simultaneously preserving our legacy businesses and migrating away from areas of commoditization. We must also develop and maintain the expertise of our employees as the needs of the market and our solutions evolve. If we are unable to execute on these strategic priorities, we may lose market share or experience slower growth, and our profitability and other results of operations may be materially adversely affected.

Intense competition in our markets and competitors with greater resources than us may limit our market share, profitability, and growth.

We face aggressive competition from numerous and varied competitors in all of our markets, making it difficult to maintain market share, remain profitable, invest, and grow. We are also encountering new competitors as we expand into new markets or as new competitors expand into ours. Our competitors may be able to more quickly develop or adapt to new or emerging technologies, better respond to changes in customer needs or preferences, better identify and enter into new areas of growth, or devote greater resources to the development, promotion, and sale of their products. Some of our competitors have, in relation to us, longer operating histories, larger customer bases, longer standing relationships with customers, superior brand recognition, superior margins, and significantly greater financial or other resources, especially in new markets we may enter. Consolidation among our competitors may also improve their competitive position. We also face competition from solutions developed internally by our customers or partners. To the extent that we cannot compete effectively, our market share and results of operations, would be materially adversely affected.

Because price and related terms are key considerations for many of our customers, we may have to accept less-favorable payment terms, lower the prices of our products and services, and/or reduce our cost structure, including reducing headcount or investment in research and development, in order to remain competitive. If we are forced to take these kinds of actions to remain competitive in the short-term, such actions may adversely impact our ability to execute and compete in the long-term.

Our future success depends on our ability to properly manage investments in our business and operations, execute on growth or strategic initiatives, and enhance our existing operations and infrastructure.

A key element of our long-term strategy is to continue to invest in and grow our business and operations, both organically and through acquisitions. Investments in, among other things, new markets, new products, solutions, and technologies, research and development, infrastructure and systems, geographic expansion, and headcount are critical components for achieving this strategy. In particular, we believe that we must continue to dedicate a significant amount of resources to our research and development efforts to maintain our competitive position. However, such investments and efforts present challenges and risks and may not be successful (financially or otherwise), especially in new areas or new markets in which we have little or no experience, and even if successful, may negatively impact our profitability in the short-term. To be successful in such efforts, we must be able to properly allocate limited investment funds and other resources, prioritize among opportunities, projects, and implementations, balance the extent and timing of investments with the associated impact on profitability, balance our focus between new areas or new markets and the operation and servicing of our legacy businesses and customers, capture efficiencies and economies of scale, and compete in the new areas or new markets, or with the new solutions, in which we have invested.

Our success also depends on our ability to execute on other growth or strategic initiatives we are pursuing, including our software model transition. For example, in addition to the other factors described in this section, our profitability objectives are highly dependent on our ability to continue to shift our product mix towards software and away from professional services and hardware resales and to continue to progress towards a more productized proprietary software offering.

Our success also depends on our ability to effectively and efficiently enhance our existing operations. Our existing infrastructure, systems, security, processes, and personnel may not be adequate for our current or future needs. System upgrades or new implementations can be complex, time-consuming, and expensive and we cannot assure you that we will not experience problems during or following such implementations, including among others, potential disruptions in our operations or financial reporting.

If we are unable to properly manage our investments, execute on growth initiatives, and enhance our existing operations and infrastructure, our results of operations and market share may be materially adversely affected.

We may not be able to identify suitable targets for acquisition or investment, or complete acquisitions or investments on terms acceptable to us, which could negatively impact our ability to implement our growth strategy.

As part of our long-term growth strategy, we have made a number of acquisitions and investments and expect to continue to make acquisitions and investments in the future. In some of the areas we operate in, we have seen the market for acquisitions become more competitive and valuations increase. Our competitors also continue to make acquisitions in or adjacent to our markets and may have greater resources than we do, enabling them to pay higher prices. As a result, it may be more difficult for us to identify suitable acquisition or investment targets or to consummate acquisitions or investments once identified on acceptable terms or at all. If we are not able to execute on our acquisition strategy, we may not be able to achieve our long-term growth strategy, may lose market share, or may lose our leadership position in one or more of our markets.

Our acquisition and investment activity presents certain risks to our business, operations, and financial position.

Acquisitions and investments are an important part of our growth strategy. Acquisitions and investments present significant challenges and risks to a buyer, including with respect to the transaction process, the integration of the acquired company or assets, and the post-closing operation of the acquired company or assets. If we are unable to successfully address these challenges and risks, we may experience both a loss on the investment and damage to our existing business, operations, financial results, and valuation.

The potential challenges and risks associated with acquisitions and investments include, among others:

•	the effect of the acquisition on our strategic position and our reputation, including the impact of the market’s reception of the transaction;

•	the impact of the acquisition on our financial position and results, including our ability to maintain and/or grow our revenue and profitability;

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risk that we fail to successfully implement our business plan for the combined business, including plans to accelerate growth or achieve the anticipated benefits of the acquisition, such as synergies or economies of scale;

•	risk of unforeseen or underestimated challenges or liabilities associated with an acquired company’s business or operations;

•	management distraction from our existing operations and priorities;

•	risk that the market does not accept the integrated product portfolio;

•	challenges in reconciling business practices or in integrating product development activities, logistics, or information technology and other systems and processes;

•	retention risk with respect to key customers, suppliers, and employees and challenges in integrating and training new employees;

•	challenges in complying with newly applicable laws and regulations, including obtaining or retaining required approvals, licenses, and permits; and

•	potential impact on our systems, processes, and internal controls over financial reporting.

Acquisitions and/or investments may also result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities, the expenditure of available cash, and amortization expenses or write-downs related to intangible assets such as goodwill, any of which could have a material adverse effect on our operating results or financial condition. Investments in immature businesses with unproven track records and technologies have an especially high degree of risk, with the possibility that we may lose our entire investment or incur unexpected liabilities. Transactions that are not immediately accretive to earnings may make it more difficult for us to maintain satisfactory profitability levels. Large or costly acquisitions or investments may also diminish our capital resources and liquidity or limit our ability to engage in additional transactions for a period of time.

The foregoing risks may be magnified as the cost, size, or complexity of an acquisition or acquired company increases, where the acquired company’s products, market, or business are materially different from ours, or where more than one transaction or integration is occurring simultaneously or within a concentrated period of time. There can be no assurance that we will be successful in making additional acquisitions in the future or in integrating or executing on our business plan for existing or future acquisitions.

Sales processes for sophisticated solutions and a broad solution portfolio like ours present significant challenges.

We offer our customers a broad solution portfolio and many of our solutions are sophisticated and may represent a significant investment for our customers. As a result, our sales cycles can range in duration from a few months to well over a year. As the length or complexity of a sales process increases, so does the risk of successfully closing the sale. Larger sales are often made by competitive bid, which also increases the time and uncertainty associated with such opportunities. Customers may also require education on the value and functionality of our solutions as part of the sales process, further extending the time frame and uncertainty of the process.

Longer sales cycles, competitive bid processes, and the need to educate customers means that:

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There is greater risk of customers deferring, scaling back, or canceling sales as a result of, among other things, their receipt of a competitive proposal, changes in budgets and purchasing priorities, extensive internal approval processes, or the introduction or anticipated introduction of new or enhanced products by us or our competitors during the process.

•	We may make a significant investment of time and money in opportunities that do not come to fruition, which investments may not be usable or recoverable in future sales.

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We may be required to bid on a project in advance of the completion of its design or be required to begin working on a project in advance of finalizing a sale, in either case, increasing the risk of unforeseen technological difficulties or cost overruns.

•	We face greater downside risks if we do not correctly and efficiently deploy limited personnel and financial resources and convert such sales opportunities into orders.

Larger solution sales also require greater expertise in sales execution and transaction implementation than more basic product sales, including in establishing and maintaining appropriate contacts and relationships with customers and partners, product development, project management and implementation, staffing, integration, services, and support. Our ability to develop, sell, implement, and support larger solutions and a broad solution portfolio is a competitive differentiator for us, which provides for solution diversification and more opportunities for growth, but also requires greater investment for us and presents challenges, including, among others, challenges associated with competition for limited internal resources, complex customer requirements, and project deadlines. After the completion of a sale, our customers or partners may need assistance from us in making full use of the functionality of our solutions, in realizing their benefits, or in implementation generally. If we are unable to assist our customers and partners in realizing the benefits they expect from our solutions and products, demand for our solutions and products may decline and our operating results may suffer. Any failure to develop high-quality solutions and to provide high-quality services and support could adversely affect our reputation, our ability to sell our service offerings to existing and prospective customers, and our operating results.

Large orders or contracts, customer concentration, and other factors may significantly impact our results from period to period.

It is customary for us to receive large orders from time to time, either as part of a new contract or under an existing contract. We also have long-standing relationships with certain customers that have historically accounted for a significant amount of our annual revenue. A single customer may represent a substantial portion of our revenue in a given period, either in the form of a single order or in the form of multiple separate orders. A significant order during one period may not be followed by further orders from the same customer in subsequent periods, nor by similarly sized orders from other customers. As a result, our revenue and operating results are subject to substantial periodic variations, especially from quarter to quarter, in the event of receipt of one or more significant orders, a deferral or loss of one or more significant orders, a delay in a large implementation, or a deterioration in our relationship with a significant customer.

For the years ended January 31, 2020 and 2019, we had two government customers that collectively represented approximately 29%, and 27%, respectively, of our total revenue. These customers are governmental organizations that act on behalf of multiple agencies or departments, each of which generally makes its own independent purchasing decisions, and the customers typically enter into separate contracts with us for each order. These contracts are entered into in the ordinary course of our business and contain customary terms and conditions for government contracts of this kind, including a right for the customer to terminate the applicable contract with or without cause upon notice. We believe that the loss of one or more of these contracts (which are separately terminable) would not have a material adverse effect on our financial results, especially over the long-term; however, given the factors impacting the periodic variations of our revenues and operating results discussed above, we cannot assure you that such a loss would never result in a material adverse impact on our operation results, especially in the short-term.

Since our quarterly performance may vary significantly, our results of operations for any quarter or fiscal year are not necessarily indicative of the results that we might achieve for any subsequent period. Accordingly, quarter-to-quarter and year-to-year comparisons of our operating results may not be meaningful. In addition, we have an order backlog that is generally composed of orders that are fulfilled within a period of three to twelve months after receipt, which makes revenue in any quarter substantially dependent upon orders received in prior quarters. The extended time frame and uncertainty associated with many of our sales opportunities also makes it difficult for us to accurately forecast our revenues (and attendant budgeting and guidance decisions) and increases the volatility of our operating results from period to period. Our ability to forecast and the volatility of our operating results is also impacted by the fact that pricing, margins, and other deal terms may vary substantially from transaction to transaction, especially across product lines and regions. The terms of our transactions, including with respect to pricing, future deliverables, and termination clauses, also impact the timing of our ability to recognize revenue. Because these transaction-specific factors are difficult to predict in advance, this also complicates the forecasting of revenue and creates challenges in managing our revenue mix.

As with other software-focused companies, a large amount of our quarterly business tends to come in the last few weeks, or even the last few days, of each quarter. This trend has also complicated the process of accurately predicting revenue and other operating results, particularly on a quarterly basis. Finally, our business is subject to seasonal factors that may also cause our results to fluctuate from quarter to quarter.

A significant portion of our business comes from government contracts, which exposes us to additional risks inherent in the government procurement process and limitations on investor visibility due to classification or contractual restrictions.

We provide products and services, directly and indirectly, to a variety of government entities around the world, including pursuant to contracts awarded to us, including under defense and homeland security-related programs. A majority of our revenue comes from sales to such governmental agencies, governmental authorities and government-owned companies.

Risks associated with licensing and selling products and services to government entities include more extended sales and collection cycles, varying governmental budgeting processes, adherence to complex procurement regulations, and other government-specific contractual requirements, including possible renegotiation or termination at the election of the government customer including due to geo-political events and macro-economic conditions that are beyond our control. We are also subject to offset requirements in our contracts with government entities that require us to spend money that we receive under the sale transaction, or to retain services that are needed in connection with our systems and products, in the country of the purchaser. This could reduce the economic value of the sales of our systems and products from our perspective. We may also be subject to audits and investigations relating to our government contracts and any violations could result in various civil and criminal penalties and administrative sanctions, including termination of contracts, payment of fines, and suspension or debarment from future government business, as well as harm to our reputation and financial results.

Our revenue from governmental entities are directly affected by their budgetary constraints and the priority given in their budgets to the procurement of our products. This risk is heightened during periods of global economic slowdown. Accordingly, governmental purchases of our systems, products, and services may decline in the future if governmental purchasing agencies terminate, reduce, or modify contracts.

A significant portion of our government business is subject to security restrictions, either as a result of governmental classification requirements or contractual requirements, which, among other things, preclude us from disclosing certain information about these transactions, customarily including the identity of the customer or the solutions we are providing to the customer. As a result, our investors will have less visibility into this portion of our business than into the businesses of companies not subject to such restrictions.

Reputational and political factors related to our business or operations may adversely affect us.

We may experience negative publicity, reputational harm, or other adverse impacts on our business as a result of offering certain types of solutions or if we sell our solutions to countries or customers that are considered disfavored by the media or by certain political or privacy organizations, even where such activities or transactions are permissible under applicable laws. The risk of these adverse impacts may also result in lost business opportunities that impact our results of operations. These risks may grow as we grow our business and our brand following the spin-off.

We and some of our subsidiaries maintain security clearances in Israel and other countries in connection with the development, marketing, sale, and/or support of our solutions. These clearances are reviewed from time to time by these countries and could be deactivated, including for reasons that are beyond our control. If we lose our security clearances in a particular country, we may be unable to sell our solutions for secure projects in that country and might also experience greater challenges in selling such solutions even for non-secure projects in that country. Even if we are able to obtain and maintain applicable security clearances, government customers may decline to purchase our solutions if they were not developed or manufactured in that country or if they were developed or manufactured in other countries that are considered disfavored by such country.

If we are unable to establish and maintain our relationships with third parties that market and sell our products, our business and ability to grow could be materially adversely affected.

Approximately half of our sales are made through partners, including distributors, resellers, sales representatives and systems integrators. To remain successful, we must maintain our existing relationships as well as identify and establish new relationships with such parties. We must often compete with other suppliers for these relationships and our competitors often seek to establish exclusive relationships with these sales channels or to otherwise restrict others in partnering with them. Our ability to establish and maintain these relationships is based on, among other things, factors that are similar to those on which we compete for end customers, including features, functionality, ease of use, installation and maintenance, and price. Even if we are able to secure such relationships on terms we find acceptable, there is no assurance that we will be able to realize the benefits we anticipate. Some of our partners may also compete with us or have affiliates that compete with us, or may also partner with our competitors or offer our products and those of our competitors as alternatives when presenting proposals to end customers. Our ability to achieve our revenue goals and growth depends to a significant extent on maintaining, enabling, and adding to these sales channels, and if we are unable to do so, our business and ability to grow could be materially adversely affected.

For certain products, components, or services, we rely on third-party suppliers, manufacturers, and partners, which may create significant exposure for us.

Although we generally use standard parts and components in our products, we do rely on non-affiliated suppliers and OEM partners for certain non-standard products or components which may be critical to our products, including both hardware and software, and on manufacturers of assemblies that are incorporated into our products. We also purchase technology, license intellectual property rights, and oversee third-party development and localization of certain products or components, in some cases, by or from companies that may compete with us or work with our competitors. While we endeavor to use larger, more established suppliers, manufacturers, and partners wherever possible, in some cases, these providers may be smaller, less established companies, particularly in the case of new or unique technologies that we have not developed internally.

If any of these suppliers, manufacturers, or partners experience financial, operational, manufacturing, or quality assurance difficulties, cease production or sale, or there is any other disruption in our supply, including as a result of the acquisition of a supplier or partner by a competitor, we will be required to locate alternative sources of supply or manufacturing, to internally develop the applicable technologies, to redesign our products, and/or to remove certain features from our products, any of which would be likely to increase expenses, create delivery delays, and negatively impact our sales. Although we endeavor to establish contractual protections with key providers, including source code escrows (where needed), warranties, and indemnities, we may not be successful in obtaining adequate protections, these agreements may be short-term in duration, and the counterparties may be unwilling or unable to stand behind such protections. Moreover, these types of contractual protections offer limited practical benefits to us in the event our relationship with a key provider is interrupted.

We also rely on third parties to provide certain services to us or to our customers, including hosting partners and providers of other cloud-based services. We make contractual commitments to customers on the basis of these relationships and, in some cases, also entrust these providers with both our own sensitive data as well as the sensitive data of our customers. If these third-party providers do not perform as expected or encounter service disruptions, cyber-attacks, data breaches, or other difficulties, we or our customers may be materially and adversely affected, including, among other things, by facing increased costs, potential liability to customers, end customers, or other third parties, regulatory issues, and reputational harm. If it is necessary to migrate these services to other providers as a result of poor performance, security issues or considerations, or other financial or operational factors, it could result in service disruptions to our customers and significant time, expense, or exposure to us, any of which could materially adversely affect our business.

If we cannot retain and recruit qualified personnel, our ability to operate and grow our business may be impaired.

We depend on the continued services of our management and employees to run and grow our business. To remain successful and to grow, we need to retain existing employees and attract new qualified employees, including in new markets and growth areas we may enter. Retention is an industry issue given the competitive technology labor market and as the millennial workforce continues to value multiple company experience over long tenure. As we grow, we must also enhance and expand our management team to execute on new and larger agendas and challenges. The market for qualified personnel is competitive in the geographies in which we operate and may be limited especially in areas of emerging technology. We may be at a disadvantage to larger companies with greater brand recognition or financial resources or to start-ups or other emerging companies in trending market sectors. Efforts we engage in to establish operations in new geographies where additional talent may be available, potentially at a lower cost, may be unsuccessful or fail to result in the desired cost savings. If we are unable to attract and retain qualified personnel when and where they are needed, our ability to operate and grow our business could be impaired. Moreover, if we are not able to properly balance investment in personnel with sales, our profitability may be adversely affected.

Risks Associated with the Global Nature of Our Operations

Because we have significant operations and business around the world, we are subject to geopolitical and other risks that could materially adversely affect our results.

We have significant operations and business around the world, including sales, research and development, manufacturing, customer services and support, and administrative services. The countries in which we have our most significant operations include Israel, Cyprus, Brazil, Romania, Bulgaria and the United States. We also generate significant revenue from more than a dozen other countries, and smaller amounts of revenue from many more, including a number of emerging markets. We intend to continue to grow our business internationally.

Our global operations are, and any future growth will be, subject to a variety of risks, many of which are beyond our control, including risks associated with:

•	foreign currency fluctuations;

•	political, security, and economic instability or corruption;

•	geopolitical risks from war, natural disasters, pandemics or other events;

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changes in and compliance with both international and local laws and regulations, including those related to trade compliance, anti-corruption, information security, data privacy and protection, tax, labor, currency restrictions and other requirements;

•	differences in tax regimes and potentially adverse tax consequences of operating in foreign countries;

•	product customization or localization issues;

•	preferences for or policies and procedures that protect local suppliers;

•	legal uncertainties regarding intellectual property rights or rights and obligations generally; and

•	challenges or delays in collection of accounts receivable.

Any or all of these factors could materially adversely affect our business or results of operations.

Conditions in and our relationship to Israel may materially adversely affect our operations and personnel and may limit our ability to produce and sell our products or engage in certain transactions.

We are headquartered in and have significant operations in Israel, including research and development, manufacturing, sales and support. Conflicts and political, economic and/or military conditions in Israel and the Middle East region have affected and may in the future affect our operations in Israel. Violence within Israel or the outbreak of violent conflicts between Israel and its neighbors, including the Palestinians and Iran, may impede our ability to manufacture, sell and support our products or engage in research and development, or otherwise adversely affect our business or operations. Some of our employees in Israel are required to perform annual compulsory military service and are subject to being called to active duty at any time. Hostilities involving Israel may also result in the interruption or curtailment of trade between Israel and its trading partners or a significant downturn in the economic or financial condition of Israel and could materially adversely affect our results of operations.

Our commercial insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East. Although the Israeli government is currently committed to covering the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained, or if maintained, will be sufficient to compensate us fully for damages incurred. Any losses or damages incurred by our Israeli operations could have a material adverse effect on our business. Any armed conflicts or political instability in the region would likely negatively affect business conditions generally and could harm our results of operations.

Restrictive laws, policies, or practices in certain countries directed toward Israel, Israeli goods, or companies having operations in Israel may also limit our ability to sell some of our products in certain countries.

Regulatory, Privacy and Information Security Risks

We are subject to complex, evolving regulatory requirements that may be difficult and expensive to comply with and that could negatively impact our business.

Our business and operations are subject to a variety of regulatory requirements in the countries in which we operate or offer our solutions, including, among other things, with respect to trade compliance, anti-corruption, information security, data privacy and protection, tax, labor and government contracts. Compliance with these regulatory requirements may be onerous, time-consuming, and expensive, especially where these requirements are inconsistent from jurisdiction to jurisdiction or where the jurisdictional reach of certain requirements is not clearly defined or seeks to reach across national borders. Regulatory requirements in one jurisdiction may make it difficult or impossible to do business in another jurisdiction. We may also be unsuccessful in obtaining permits, licenses, or other authorizations required to operate our business, such as for the marketing or sale or import or export of our products and services.

While we endeavor to implement policies, procedures, and systems designed to achieve compliance with these regulatory requirements, we cannot assure you that these policies, procedures, or systems will be adequate or that we or our personnel will not violate these policies and procedures or applicable laws and regulations. Violations of these laws or regulations may harm our reputation and deter government agencies and other existing or potential customers or partners from purchasing our solutions. Furthermore, non-compliance with applicable laws or regulations could result in fines, damages, criminal sanctions against us, our officers, or our employees, restrictions on the conduct of our business, and damage to our reputation.

We develop technologies that are regulated, and we also depend on governmental approval of our exports and marketing.

Some of the technologies that we develop, and that we rely upon in our products, are regulated. That places greater limitations on our freedom to market certain aspects of what we develop. Due to the nature of our products, we are also subject to classification of certain information under relevant legislation and regulations, and we may therefore be limited from time to time as to the information that we may disclose to the public. Furthermore, due to the regulations to which we are subject, our international sales, as well as our international procurement of skilled human resources, technology and components, depend largely on export and marketing license approvals from the governments of Israel and other countries. If we fail to obtain material approvals in the future, or if material approvals previously obtained are revoked or expire and are not renewed due to factors such as changes in political conditions, government policies or imposition of sanctions, or if existing or future approvals are conditioned on requirements or conditions that we are unable to meet or fulfill, then our ability to sell our products and services to customers outside the country in which they are developed and our ability to obtain goods and services essential to our business could be interrupted, resulting in a material adverse effect on our business, revenues, assets, liabilities and results of operations.

Regulatory requirements, such as laws requiring telecommunications providers to facilitate the monitoring of communications by law enforcement or governing the purchase and use of security solutions like ours, may also influence market demand for some of our products and/or customer requirements for specific functionality and performance or technical standards. The domestic and international regulatory environment is subject to constant change, often based on factors beyond our control or anticipation, including political climate, budgets, and current events, which could reduce demand for our products or require us to change or redesign products to maintain compliance or competitiveness.

Increasing regulatory focus on data privacy issues and expanding laws in these areas may result in increased compliance costs, impact our business models, and expose us to increased liability.

As a global company, we are subject to global privacy and data security laws, and regulations. These laws and regulations may be inconsistent across jurisdictions and are subject to evolving and differing (sometimes conflicting) interpretations. Government regulators, privacy advocates and class action attorneys are increasingly scrutinizing how companies collect, process, use, store, share and transmit personal data. This increased scrutiny may result in additional compliance obligations or new interpretations of existing laws and regulations. Globally, laws such as the General Data Protection Regulation in Europe, state laws in the United States on privacy, data and related technologies, such as the California Consumer Privacy Act, as well as industry self-regulatory codes create new compliance obligations and expand the scope of potential liability, either jointly or severally with our customers and suppliers. While we have invested in readiness to comply with applicable requirements, these new and emerging laws, regulations and codes may affect our ability to reach current and prospective customers, to respond to both enterprise and individual customer requests under the laws (such as individual rights of access, correction, and deletion of their personal information), and to implement our business models effectively. These new laws may also impact our products and services as well as our innovation in new and emerging technologies. These requirements, among others, may impact demand for our offerings and force us to bear the burden of more onerous obligations in our contracts or otherwise increase our exposure to customers, regulators, or other third parties.

Transferring personal information across international borders is becoming increasingly complex. For example, European data transfers outside the European Economic Area are highly regulated. The mechanisms that we and many other companies rely upon for data transfers may be contested or invalidated. If the mechanisms for transferring personal information from certain countries or areas, including Europe, should be found invalid or if other countries implement more restrictive regulations for cross-border data transfers (or not permit data to leave the country of origin), such developments could harm our business, financial condition and results of operations.

The mishandling or the perceived mishandling of sensitive information could harm our business.

Some of our products are used by customers to compile and analyze highly sensitive or confidential information and data, including information or data used in intelligence gathering or law enforcement activities as well as personally identifiable information. While our customers’ use of our products does not provide us access to the customer’s sensitive or confidential information or data (or the information or data our customers may collect), we or our partners may receive or come into contact with such information or data, including personally identifiable information, when we are asked to perform services or support for our customers. We or our partners may also receive or come into contact with such information or data in connection with our software-as-a-service (“SaaS”) or other hosted or managed services offerings. Customers are also increasingly focused on the security of our products and services and we continuously work to address these concerns, including through the use of encryption, access rights, and other customary security features, which vary based on the solution in question and customer requirements. We have implemented policies and procedures, and use information technology systems, to help ensure the proper handling of such information and data, including background screening of certain services personnel, non-disclosure agreements with employees and partners, access rules, and controls on our information technology systems. We also evaluate the information security of potential partners and vendors as part of our selection process and attempt to negotiate adequate protections from such third parties in our contracts. However, these policies, procedures, systems, and measures are designed to mitigate the risks associated with handling or processing sensitive data and cannot safeguard against all risks at all times.

There is a potential risk that we may be named as a defendant in claims made by companies in the social media sphere or by providers of communication services alleging any one of a number of claims, due to our products having been misused to obtain valuable information from users of, or participants in, those services. There is a related risk of regulatory enforcement against us due to complaints of that kind. There have also been recent claims against companies in our field of operations for supposed damages caused by government collection of information through the use of products similar to ours.

The improper handling of sensitive data, or even the perception of such mishandling (whether or not valid), or other security lapses or breaches affecting us, our partners, or our products or services, could reduce demand for our products or services or otherwise expose us to financial or reputational harm or legal liability.

Our solutions may contain defects or may be vulnerable to cyber-attacks, which could expose us to both financial and non-financial damages.

Our solutions may contain defects or may develop operational problems. This risk is amplified for our more sophisticated solutions. New products and new product versions, service models such as hosting, SaaS, and managed services, and the incorporation of third-party products or services into our solutions, also give rise to the risk of defects, errors or vulnerabilities. These defects, errors or vulnerabilities may relate to the operation or the security of our products or services, including third-party components or services. If we do not discover and remedy such defects, errors, vulnerabilities or other operational or security problems until after a product has been released to customers or partners, we may incur significant costs to correct such problems and/or become liable for substantial damages for product liability claims or other liabilities.

Our solutions, including our SaaS offerings, may be vulnerable to cyber-attacks even if they do not contain defects. If there is a successful cyber-attack on one of our products or services, even absent a defect or error, it may also result in questions regarding the integrity of our products or services generally, which could cause adverse publicity and impair their market acceptance and could have a material adverse effect on our results or financial condition.

We may be subject to information technology system breaches, failures, or disruptions that could harm our operations, financial condition, or reputation.

We rely extensively on information technology systems to operate and manage our business and to process, maintain, and safeguard information, including information related to our customers, partners, and personnel. This information may be processed and maintained on our internal information technology systems or in some cases on systems hosted by third-party service providers. These systems, whether internal or external, may be subject to breaches, failures, or disruptions as a result of, among other things, cyber-attacks, computer viruses, physical security breaches, natural disasters, accidents, power disruptions, telecommunications failures, new system implementations, or acts of terrorism or war. We have experienced cyber-attacks in the past and expect to continue to experience them in the future, potentially with greater frequency. While we are continually working to maintain secure and reliable systems, our security, redundancy, and business continuity efforts may be ineffective or inadequate. We must continuously improve our design and coordination of security controls across our business groups and geographies. Despite our efforts, it is possible that our security systems, controls, and other procedures that we follow or those employed by our third-party service providers, may not prevent breaches, failures, or disruptions. Such breaches, failures, or disruptions have in the past and could in the future subject us to the loss, compromise, destruction, or disclosure of sensitive or confidential information, including personally identifiable information, or intellectual property, either of our own information or intellectual property or that of our customers (including end customers) or other third parties that may have been in our custody or in the custody of our third-party service providers, financial costs or losses from remedial actions, litigation, regulatory issues, liabilities to customers or other third parties, damage to our reputation, delays in our ability to process orders, delays in our ability to provide products and services to customers, including SaaS or other hosted or managed services offerings, research and development or production downtimes, or delays or errors in financial reporting. Information system breaches or failures at one of our partners, including hosting providers or those who support other cloud-based offerings, may also result in similar adverse consequences. Any of the foregoing could harm our competitive position, result in a loss of customer confidence, and materially and adversely affect our results of operations or financial condition.

Intellectual Property Risks

Our intellectual property may not be adequately protected.

While much of our intellectual property is protected by patents or patent applications, we have not and cannot protect all of our intellectual property with patents or other registrations. There can be no assurance that patents we have applied for will be issued on the basis of our patent applications or that, if such patents are issued, they will be, or that our existing patents are, sufficiently broad enough to protect our technologies, products, or services. Our intellectual property rights may not be successfully asserted in the future or may be invalidated, designed around, or challenged.

In order to safeguard our unpatented proprietary know-how, source code, trade secrets, and technology, we rely primarily upon trade secret protection and non-disclosure provisions in agreements with employees and other third parties having access to our confidential information. There can be no assurance that these measures will adequately protect us from improper disclosure or misappropriation of our proprietary information.

Preventing unauthorized use or infringement of our intellectual property rights is difficult even in jurisdictions with well-established legal protections for intellectual property. It may be even more difficult to protect our intellectual property in other jurisdictions where legal protections for intellectual property rights are less established. If we are unable to adequately protect our intellectual property against unauthorized third-party use or infringement, our competitive position could be adversely affected.

Our products or other IP may infringe or may be alleged to infringe on the intellectual property rights of others, which could lead to costly disputes or disruptions for us and may require us to indemnify our customers and resellers for any damages they suffer.

The technology industry is characterized by frequent allegations of intellectual property infringement. In the past, third parties have asserted that certain of our products or other IP have infringed on their intellectual property rights and similar claims may be made in the future. Any allegation of infringement against us could be time consuming and expensive to defend or resolve, result in substantial diversion of management resources, cause product shipment delays, or force us to enter into royalty or license agreements. If patent holders or other holders of intellectual property initiate legal proceedings against us, either with respect to our own intellectual property or intellectual property we license from third parties, we may be forced into protracted and costly litigation, regardless of the merits of these claims. We may not be successful in defending such litigation, in part due to the complex technical issues and inherent uncertainties in intellectual property litigation, and may not be able to procure any required royalty or license agreements on terms acceptable to us, or at all. Competitors and other companies could adopt trademarks that are similar to ours or try to prevent us from using our trademarks, consequently impeding our ability to build brand identity and possibly leading to customer confusion. Third parties may also assert infringement claims against our customers or partners. Subject to certain limitations, we generally indemnify our customers and partners with respect to infringement by our products on the proprietary rights of third parties, which, in some cases, may not be limited to a specified maximum amount and for which we may not have sufficient insurance coverage or adequate indemnification in the case of intellectual property licensed from a third party. If any of these claims succeed, we may be forced to pay damages, be required to obtain licenses for the products our customers or partners use or sell, or incur significant expenses in developing non-infringing alternatives. If we cannot obtain necessary licenses on commercially reasonable terms, our customers may be forced to stop using or, in the case of resellers and other partners, stop selling our products.

Use of free or open source software could expose our products to unintended restrictions and could materially adversely affect our business.

Some of our products contain free or open source software (together, “open source software”) and we anticipate making use of open source software in the future. Open source software is generally covered by license agreements that permit the user to use, copy, modify, and distribute the software without cost, provided that the users and modifiers abide by certain licensing requirements. The original developers of the open source software generally provide no warranties on such software or protections in the event the open source software infringes a third party’s intellectual property rights. Although we endeavor to monitor the use of open source software in our product development, we cannot assure you that past, present, or future products, including products inherited in acquisitions, will not contain open source software elements that impose unfavorable licensing restrictions or other requirements on our products, including the need to seek licenses from third parties, to re-engineer affected products, to discontinue sales of affected products, or to release all or portions of the source code of affected products. Any of these developments could materially adversely affect our business.

Certain Israeli governmental grants that we received for certain of our research and development activities in Israel may restrict our ability to transfer manufacturing operations or technology outside of Israel without obtaining a pre-approval from the relevant authorities and, in certain circumstances, payment of significant amounts to the authorities.

Our Israeli-based research and development efforts have been financed in part through grants that we have received from the National Technological Innovation Authority (the “Innovation Authority”), which formerly operated as the Office of the Chief Scientist of the Ministry of Economy of the State of Israel.

We must comply with the requirements of the Israeli Encouragement of Research, Development and Technological Innovation in Industry Law, 5744-1984 (the “Innovation Law”), which is formerly known as the Encouragement of Industrial Research and Development Law, 5744-1984, and related regulations, with respect to those grants.

When a company develops know-how, technology or products using grants provided by the Innovation Authority, the terms of these grants and the Innovation Law restrict the transfer of such know-how, and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel, including:

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Transfer of know-how outside of Israel. Any transfer of the know-how that was developed with the funding of the Innovation Authority, outside of Israel, requires prior approval of the Innovation Authority, and the payment of a redemption fee.

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Local manufacturing obligation. The terms of the grants under the Innovation Law require that the manufacturing of products resulting from Innovation Authority-funded programs be carried out in Israel, unless a prior written approval of the Innovation Authority is obtained (except for a transfer of up to 10% of the production rights, for which a notification to the Innovation Authority is sufficient).

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Certain reporting obligations. We, as any recipient of a grant or a benefit under the Innovation Law, are required to file reports on the progress of activities for which the grant was provided. In addition, we are required to notify the Innovation Authority of certain events detailed in the Innovation Law with respect to a grant recipient.

Therefore, if aspects of our technologies are deemed to have been developed with Innovation Authority funding, the discretionary approval of an Innovation Authority committee would be required for any transfer to third parties outside of Israel of know-how or manufacturing or manufacturing rights related to those aspects of such technologies. We may not receive those approvals. Furthermore, the Innovation Authority may impose certain conditions on any arrangement under which it permits us to transfer technology or development out of Israel.

The transfer of Innovation Authority-supported technology or know-how outside of Israel may involve the payment of significant amounts, depending upon the value of the transferred technology or know-how, the amount of Innovation Authority support, the time of completion of the Innovation Authority-supported research project and other factors. The total amount of our obligation to the Innovation Authority upon the occurrence of any such event will also include interest that has accrued annually on the grants. The consideration available to our shareholders in a transaction involving the transfer outside of Israel of technology or know-how developed with Innovation Authority funding (such as a merger or similar transaction) may be reduced by any amounts that we are required to pay to the Innovation Authority.

Risks Related to Our Finances and Capital Structure

We expect to incur indebtedness in connection with the spin-off, which will expose us to leverage risks and subject us to covenants which may adversely affect our operations. In addition, financing sources may not be available to us.

In connection with the spin-off, we expect to enter into a revolving credit facility under which we will have the ability to borrow up to $            . To the extent we draw down all or a significant portion of this facility, this level of debt could have material consequences on our future operations, including:

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reducing the availability of our cash flows to fund working capital, capital expenditures, project development, and other general corporate purposes, and limiting our ability to obtain additional financing for these purposes;

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resulting in an event of default if we fail to comply with the financial and other restrictive covenants contained in our debt agreements, which event of default could result in all or a significant portion of our debt becoming immediately due and payable;

•	limiting our flexibility in planning for, or reacting to, and increasing our vulnerability to, changes in our business, the industry in which we operate and the general economy; and

•	placing us at a competitive disadvantage compared with our competitors that have less debt or have lower leverage ratios.

Our ability to meet payment and other obligations under such debt instruments will depend on our ability to generate significant cash flows, which, to some extent, is subject to general economic, financial, competitive, legislative and regulatory factors as well as other factors that are beyond our control. We cannot assure you that our business will generate cash flows from operations, or that future borrowings will be available to us under such facility or any future credit facilities or otherwise, in an amount sufficient to enable us to meet our payment obligations under such a debt facility and to fund other liquidity needs. If we are unable to generate sufficient cash flows to service any such debt obligations or if we experience liquidity or working capital issues generally, we may need to refinance or restructure such debt or seek to raise additional capital. There can be no assurance that we would be successful in any such refinancing or restructuring effort or that financing sources would be available to us on reasonable terms or at all.

Our financial results may be significantly impacted by changes in our tax position.

We are subject to taxes in Israel, the United States and numerous foreign jurisdictions. Our future effective tax rates could be affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in valuation allowance on deferred tax assets (including our non-U.S. NOL carryforwards), changes in unrecognized tax benefits, or changes in tax laws or their interpretation. Any of these changes could have a material adverse effect on our profitability. In addition, the tax authorities in the jurisdictions in which we operate, including but not limited to the United States and Israel, may from time to time review the pricing arrangements between us and our foreign subsidiaries or among our foreign subsidiaries. An adverse determination by one or more tax authorities in this regard may have a material adverse effect on our financial results.

We have significant deferred tax assets which can provide us with significant future cash tax savings if we are able to use them, including significant non-U.S. NOLs. However, the extent to which we will be able to use these NOLs may be impacted, restricted, or eliminated by a number of factors, including changes in tax rates, laws or regulations, whether we generate sufficient future taxable income, and possible adjustments to our tax attributes. To the extent that we are unable to utilize our NOLs or other losses, our results of operations, liquidity, and financial condition could be materially adversely affected. When we cease to have NOLs available to us in a particular tax jurisdiction, either through their expiration, disallowance, or utilization, our cash tax liability will generally increase in that jurisdiction. Disallowance of any NOL previously utilized by the Verint group to offset the Cognyte Business income in a particular tax jurisdiction could result in a tax payment obligation.

In addition, on December 22, 2017, the 2017 Tax Act was enacted in the United States. The 2017 Tax Act significantly revised the Code and it includes fundamental changes to taxation of U.S. multinational corporations. Compliance with the 2017 Tax Act requires significant complex computations not previously required by U.S. tax law.

The key provisions of the 2017 Tax Act, which may significantly impact our current and future effective tax rates, include new limitations on the tax deductions for interest expense and executive compensation and new rules related to uses and limitations of NOL carryforwards. New international provisions add a new category of deemed income from our foreign operations, eliminate U.S. tax on foreign dividends (subject to certain restrictions), and add a minimum tax on certain payments made to foreign related parties.

Calculating our income tax rate is complex and subject to uncertainty. We currently receive Israeli government tax benefits in respect of our Israeli operations. If we do not meet several conditions for receipt of those benefits, or if the Israeli government otherwise decides to eliminate those benefits, they may be terminated or reduced, which would impact our income tax rate and increase our costs.

The computation of income taxes is complex because it is based on the laws of numerous taxing jurisdictions and requires significant judgment on the application of complicated rules governing accounting for tax provisions under GAAP. Income taxes for interim quarters are based on a forecast of our effective tax rate for the year, which includes forward-looking financial projections. Such financial projections are based on numerous assumptions, including the expectations of profit and loss by jurisdiction. It is difficult to accurately forecast various items that make up the projections, and such items may be treated as discrete accounting. Examples of items that could cause variability in our income tax rate include our mix of income by jurisdiction, changes in our uncertain tax positions, the application of transfer pricing rules and tax audits. Future events, such as changes in our business and the tax law in the jurisdictions where we do business, could also affect our rate.

One important assumption that goes into calculation of our tax rate is the tax benefit that we receive in respect of some of our operations in Israel, referred to as “Beneficial Enterprise,” under the Law for the Encouragement of Capital Investments, 5719-1959 (the “Investment Law”). Based on an evaluation of the relevant factors under the Investment Law, including the level of foreign (that is, non-Israeli) investment in our company, we have estimated that our effective tax rate to be paid with respect to all Israeli operations under these benefit programs is 10% to 23%, based on our activities at our Israeli facilities and the available level of benefits under the law. If we do not meet the requirements for maintaining these benefits, they may be reduced or cancelled and the relevant operations would be subject to the Israeli ordinary corporate tax at the standard rate, which for 2018 and onwards is set at 23%. In addition to being subject to the standard corporate tax rate, we would be required to refund any tax benefits that we have already received as adjusted by the Israeli consumer price index, plus interest or other monetary penalties. Even if we continue to meet the relevant requirements, the tax benefits that our current Beneficial Enterprise receive may not be continued in the future at their current levels or at all. If these tax benefits were reduced or eliminated, the amount of taxes that we pay would likely increase, as all of our operations would consequently be subject to corporate tax at the standard rate, which may cause our effective tax rate to be materially different than our estimates and could adversely affect our results of operations. Additionally, if we increase our activities outside of Israel, for example, via acquisitions, our increased activities may not be eligible for inclusion in Israeli tax benefit programs, and that could also adversely affect our effective tax rate and our results of operations.

The Investment Law was significantly amended several times, most recently as part of the Economic Efficiency Law on December 29, 2016 effective as of January 1, 2017 (the “2017 Amendment”). The 2017 Amendment provides new tax benefits for “Technology Enterprises,” as described below, and is in addition to the other existing tax beneficial programs under the Investment Law.

The 2017 Amendment provides, inter alia, that a technology company satisfying certain conditions will qualify as a “Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technology Income,” as defined in the Investment Law. In addition, a Preferred Technology Enterprise will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million, and the sale receives prior approval from the National Authority for Technological Innovation, or NATI.

Dividends distributed by a Preferred Technology Enterprise, paid out of Preferred Technology Income, are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld. If such divided are distributed to a foreign company and other conditions are met, the withholding tax rate will be 4%.

We have examined the impact of the 2017 Amendment and the degree to which we will qualify as a Preferred Technology Enterprise and have elected to adopt it as of fiscal year end 2021 onwards in which case we will enjoy reduced corporate tax rate of 12% on income that qualifies as “Preferred Technology Income.

The Israeli government may furthermore independently determine to reduce, phase out or eliminate entirely the benefit programs under the Investment Law, regardless of whether we then qualify for benefits under those programs at the time, which would also adversely affect our effective tax rate and our results of operations.

In addition, there is growing pressure in many jurisdictions and from multinational organizations such as the Organization for Economic Cooperation and Development (the “OECD”) and the European Union to amend existing international taxation rules in order to align the tax regimes with current global business practices. Specifically, in October 2015, the OECD published its final package of measures for reform of the international tax rules as a product of its Base Erosion and Profit Shifting (the “BEPS”) initiative, which was endorsed by the G20 finance ministers. Many of the initiatives in the BEPS package required and resulted in specific amendments to the domestic tax legislation of various jurisdictions and to existing tax treaties. Although many of the BEPS measures have already been implemented or are currently being implemented globally (including, in certain cases, through adoption of the OECD’s ‘multilateral convention’ to effect changes to tax treaties which entered into force on July 1, 2018 and through the European Union’s Anti-Tax Avoidance Directives), it is still difficult in some cases to assess to what extent these changes would impact our tax liabilities in the jurisdictions in which we conduct our business or to what extent they may impact the way in which we conduct our business or our effective tax rate due to the unpredictability and interdependency of these potential changes. In the wake of the BEPS project, it is generally expected that tax authorities in various jurisdictions in which we operate might increase their audit activity and might seek to challenge some of the tax positions we have adopted. It is difficult to assess if and to what extent such challenges, if raised, might impact our effective tax rate.

Our internal controls over financial reporting may not prevent misstatements and material weaknesses or deficiencies could arise in the future which could lead to restatements or filing delays.

Our system of internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with GAAP. Because of its inherent limitations, our system of internal control over financial reporting may not prevent or detect every misstatement. An evaluation of effectiveness is subject to the risk that the controls may become inadequate because of changes in conditions, because the degree of compliance with policies or procedures decreases over time, or because of unanticipated circumstances or other factors. As a result, we cannot assure you that our internal controls will prevent or detect every misstatement, that material weaknesses or other deficiencies will not occur or be identified in the future, that this or future financial reports will not contain material misstatements or omissions, that future restatements will not be required, or that we will be able to timely comply with our reporting obligations in the future.

If our goodwill or other intangible assets become impaired, our financial condition and results of operations could be negatively affected.

Because we have periodically executed business combinations, goodwill and other intangible assets represent a material portion of our assets. Goodwill and other intangible assets totaled approximately $166.0 million, or approximately 20.6% of our total assets, as of January 31, 2020. We test our goodwill for impairment at least annually, or more frequently if an event occurs indicating the potential for impairment, and we assess on an as-needed basis whether there have been impairments in our other intangible assets. We make assumptions and estimates in this assessment which are complex and often subjective. These assumptions and estimates can be affected by a variety of factors, including external factors such as industry and economic trends, and internal factors such as changes in our business strategy or our internal forecasts. To the extent that the factors described above change, we could be required to record additional non-cash impairment charges in the future, which could negatively affect our financial condition and results of operations.

Exchange rate fluctuations between the U.S. dollar and the New Israeli Shekel and other non-U.S. currencies may negatively affect the earnings of our operations.

We report our financial results and most of our revenues are recorded in U.S. dollars. However, substantially all of the research and development expenses of our Israeli operations, as well as a portion of the cost of revenues, selling and marketing, and general and administrative expenses of our Israeli operations, are incurred in New Israeli Shekels. As a result, we are exposed to exchange rate risks that may adversely affect our financial results. If the New Israeli Shekel appreciates against the U.S. dollar or if the value of the New Israeli Shekel declines against the U.S. dollar at a time when the rate of inflation in the cost of Israeli goods and services exceeds the rate of decline in the relative value of the New Israeli Shekel, then the U.S. dollar cost of our operations in Israel would increase and our results of operations would be adversely affected. Our Israeli operations also could be adversely affected if we are unable to effectively hedge against currency fluctuations in the future. We cannot predict any future trends in the rate of inflation or deflation in Israel or the rate of appreciation or devaluation of the New Israeli Shekel against the U.S. dollar. The Israeli annual rate of inflation (deflation) amounted to 0.6%, 0.8% and 0.3% for the calendar years 2019, 2018 and 2017, respectively. The annual appreciation (devaluation) of the New Israeli Shekel in relation to the U.S. dollar amounted to 7.8%, (8.1%), and 9.8% for the calendar years 2019, 2018 and 2017, respectively.

We also have substantial revenues and expenses that are denominated in non-US currencies other than the New Israeli Shekel, particularly the Euro and the Singapore Dollar. Therefore, our operating results and cash flows are also subject to fluctuations due to changes in the relative values of the U.S. dollar and those foreign currencies. These fluctuations could negatively affect our operating results and could cause our revenues and net income or loss to vary from quarter to quarter. Furthermore, where our sales are denominated in U.S. dollars, a strengthening of the dollar against other currencies could make our products less competitive in those foreign markets and collection of receivables more difficult.

From time to time we engage in currency hedging activities. These measures, however, may not adequately protect us from material adverse effects due to the impact of inflation in Israel or from fluctuations in the relative values of the U.S. dollar and other foreign currencies in which we transact business, and may result in a financial loss.

Risks Related to the Separation from Verint and Ownership of Cognyte Shares

Risks Associated with the Spin-Off

The spin-off may not be successful and as an independent, publicly traded company, we will not enjoy the same benefits that we did as a subsidiary of Verint.

Upon completion of the spin-off, we will be a stand-alone public company. The process of becoming a stand-alone public company may distract our management from focusing on our business and strategic priorities. Further, we may not be able to issue debt or equity on terms acceptable to us or at all and we may not be able to attract and retain employees as desired. We also may not fully realize the anticipated benefits of the separation and of being a stand-alone public company, or the realization of such benefits may be delayed, if any of the risks identified in this “Risk Factors” section, or other events, were to occur.

As a separate public company, we will be a smaller and less diversified company than Verint, and we may not have access to financial and other resources comparable to those available to Verint prior to the spin-off or enjoy certain other benefits that we did as a subsidiary of Verint. We cannot predict the effect that the spin-off will have on our relationship with partners or employees or our relationship with government regulators. We may also be unable to obtain goods, technology and services at prices and on terms as favorable as those available to us prior to the spin-off. Furthermore, as a less diversified company, we may be more likely to be negatively impacted by changes in global market conditions, regulatory reforms and other industry factors, which could have a material adverse effect on our business, prospects, financial condition and results of operations.

We may not achieve some or all of the expected benefits of the spin-off, and the spin-off may adversely affect our business.

We may not be able to achieve some or all of the strategic, financial, operational, marketing or other benefits expected to result from the spin-off, or such benefits may be delayed or not occur at all. The spin-off is expected to provide the following benefits, among others:

•	facilitate investment in Verint, such as Apax’s recent preferred stock investment, and allow Cognyte direct access to capital markets as a separate publicly traded company;

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improve investors’ ability to value the Customer Engagement Business and the Cognyte Business based on their distinct characteristics and make more targeted investment decisions in a pure-play structure;

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create enhanced appeal to a broader set of investors suited to the strategic and financial characteristics of each company by validating inherent value and attractiveness of underlying businesses, strategies, and prospects;

•	provide more specific alignment of incentives and performance indicators to more closely align employee incentive compensation opportunities with stand-alone business performance;

•	allow more efficient allocation of capital to the highest and best use, tailored to the unique characteristics of each business;

•	maintain a capital structure optimized to the needs and unique requirements of each business;

•	create separate boards with further differentiated skillsets and experience to provide focused oversight and to support tailored strategic and financial objectives to enhance value creation; and

•	allow enhanced strategic and management focus with dedicated management teams focused on their core business’s distinct operational and regulatory requirements.

We may not achieve these and other anticipated benefits for a variety of reasons, including, among others:

•	potential disruption to our business and operations;

•	management distraction due to the significant amount of time and effort required;

•	the significant one-time costs of separating the two companies;

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incremental costs on the resulting companies, including, among others, as a result of establishing separate corporate management and duplicative support functions, the costs of being a stand-alone public company, and tax inefficiencies;

•	greater susceptibility to market fluctuations and other adverse events as a stand-alone company, including as a result of reduced business diversification; and

•	risk that the spin-off is not consummated.

We cannot predict with certainty when the benefits expected from the spin-off will occur or the extent to which they will be achieved. If we fail to achieve some or all of the benefits expected to result from the spin-off, or if such benefits are delayed, our business, financial condition and results of operations could be adversely affected.

Our historical financial information is not necessarily representative of the results we would have achieved as a stand-alone public company and may not be a reliable indicator of our future results.

Our historical financial statements have been derived (carved out) from the Verint consolidated financial statements and accounting records. This derived information does not necessarily reflect the financial position, results of operations, and cash flows we would have achieved as a stand-alone public company during the period presented, or those that we will achieve in the future.

This is primarily because of the following factors:

•	For the period covered by our combined financial statements, our business was operated within legal entities which hosted portions of other Verint businesses.

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Income taxes attributable to our business were determined using the separate return approach, under which current and deferred income taxes are calculated as if a separate tax return had been prepared in each tax jurisdiction. Actual outcomes and results could differ from these separate tax return estimates, including those estimates and assumptions related to realization of tax benefits within certain Verint tax groups.

•

Our combined financial statements include an allocation and charges of expenses related to certain Verint functions such as those related to financial reporting and accounting operations, human resources, real estate and facilities services, procurement and information technology. However, the allocations and charges may not be indicative of the actual expense that would have been incurred had we operated as an independent, publicly traded company for the period presented therein.

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Our combined financial statements include an allocation from Verint of certain corporate-related general and administrative expenses that we would incur as a publicly traded company that we have not previously incurred. The allocation of these additional expenses, which are included in the combined financial statements, may not be indicative of the actual expense that would have been incurred had we operated as an independent, publicly traded company for the period presented therein.

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In connection with the spin-off, Verint expects to incur one-time costs of approximately $45.0 million during fiscal year ending January 31, 2021, of which approximately $17.0 million is attributable to the Cognyte Business.

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In connection with the completion of the spin-off, we expect to enter into a revolving credit facility for borrowings up to $             million. Such indebtedness and the related interest expense associated with such debt is expected to be between $             million and $             million per year, and are not reflected in our combined financial statements. As of the close of the transaction, we are not expected to have any borrowings outstanding under the credit facility but this may change depending on our operating and capital expenditure requirements in the future.

Therefore, our historical financial information may not necessarily be indicative of our future financial position, results of operations or cash flows, and the occurrence of any of the risks discussed in this “Risk Factors” section, or any other event, could cause our future financial position, results of operations or cash flows to materially differ from our historical financial information.

Our ability to operate our business effectively may suffer if we do not, quickly and cost effectively, establish our own administrative and support functions necessary to operate as a stand-alone public company.

Although Verint will provide us with certain continuing services during the transitional period under the Transition Services Agreement, in connection with our separation from Verint, we are creating our own financial, administrative, corporate governance, and listed company compliance and other support systems, including for the services Verint had historically provided to us, or expect to contract with third parties to replace the Verint systems that we are not establishing internally. In addition, we are also establishing or expanding our own tax, treasury, internal audit, investor relations, corporate governance, and listed company compliance and other corporate functions. We expect this process to be complex, time consuming and costly. Any failure or significant downtime in our own financial, administrative or other support systems or in the Verint financial, administrative or other support systems during the transitional period in which Verint provides us with support could negatively impact our results of operations or our ability to perform administrative or other services on a timely basis.

Further, as a stand-alone public company, we will incur significant legal, accounting and other expenses that we did not incur as part of Verint. The provisions of SOX, as well as rules subsequently adopted by the SEC and NASDAQ, have imposed various requirements on public companies, including changes in corporate governance practices. For example, SOX requires, among other things, that we maintain and periodically evaluate our internal control over financial reporting and disclosure controls and procedures. In particular, we will, after a transitional period, have to perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of SOX.

Although we currently test our internal controls over financial reporting on a regular basis, we have done so in accordance with the financial reporting practices and policies of Verint, not as a stand-alone entity. Doing so for ourselves will require our management and other personnel to devote a substantial amount of time to comply with these requirements and will also increase our legal and financial compliance costs. We cannot be certain at this time that all of our controls will be considered effective and our internal control over financial reporting may not satisfy the regulatory requirements when they become applicable to us.

Furthermore, the listing of our shares on NASDAQ will require us to comply with the listing, reporting and other regulations.

We cannot assure you that the transitional services Verint has agreed to provide us will be sufficient for our needs. In addition, we or Verint may fail to perform under various transaction agreements that will be executed as part of the spin-off, we may fail to have necessary systems and services in place when certain of the transaction agreements expire, or we may be obligated to satisfy certain indemnification obligations under such agreements.

In connection with the spin-off, we and Verint intend to enter into a Separation and Distribution Agreement and will enter into various other agreements, including the Tax Matters Agreement, Employee Matters Agreement, Transition Services Agreement, Intellectual Property Cross License Agreement and Trademark Cross License Agreement and other separation-related agreements. See “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions—Agreements Between Verint and Us.” Certain of these agreements will provide for the performance of key business services by Verint for our benefit for a period of time after the spin-off. These services may not be sufficient to meet our needs and the terms of such services may not be equal to or better than the terms we may have received from unaffiliated third parties.

We will rely on Verint to satisfy its performance and payment obligations under these agreements. If Verint is unable to satisfy its obligations under these agreements, including its indemnification obligations, we could incur operational difficulties or losses. If we do not have in place our own systems and services, or if we do not have agreements with other providers of these services once certain transitional agreements expire, we may not be able to operate our business effectively and this may have an adverse effect on our business, financial condition and results of operations. In addition, after our agreements with Verint expire, we may not be able to obtain these services at as favorable prices or on as favorable terms.

The parties will have certain indemnification obligations to one another under the Separation and Distribution Agreement, including an obligation on us to share in certain contingent liabilities Verint may become subject to as a result of its February 2013 acquisition of its former parent company, Comverse Technology, Inc. (“CTI”).

The spin-off could result in significant tax liability to Verint and us, and in certain circumstances, we could be required to indemnify Verint for material taxes pursuant to indemnification obligations under the Tax Matters Agreement. In addition, we will agree to certain restrictions designed to preserve the tax treatment of the spin-off that may reduce our strategic and operating flexibility. Finally, in certain circumstances, Verint could determine not to proceed with the spin-off.

Verint expects to obtain the U.S. Tax Ruling from the IRS that certain of the requirements for tax-free treatment under Section 355 of the Code will be satisfied and that Cognyte will be treated as a domestic corporation for U.S. federal income tax purposes under Section 7874 of the Code. Verint also expects to obtain a written opinion of Jones Day (the “Tax Opinion”) to the effect that the distribution will qualify as tax-free to Verint and to Verint shareholders under Section 355 of the Code.

The U.S. Tax Ruling may not be relied on if the facts or representations made by Verint about Verint’s and our business and other matters are incorrect or not otherwise satisfied. Although the U.S. Tax Ruling will be generally binding on the IRS, the continuing validity of the U.S. Tax Ruling is subject to the continuing validity of the facts and representations made in the ruling request.

The Tax Opinion will be based on certain representations as to factual matters from, and certain covenants by, Verint and us. The Tax Opinion may not be relied on if any of the assumptions, representations or covenants are incorrect, incomplete or inaccurate or are violated in any material respect. Further, the Tax Opinion will not be binding on the IRS or in any court, and there can be no assurance that the relevant tax authorities will not take, or any court will not affirm, a contrary position.

If the distribution were determined not to qualify for the treatment described in the U.S. Tax Ruling, Israeli Tax Ruling or Tax Opinion, or if any conditions in the U.S. Tax Ruling, Israeli Tax Ruling or Tax Opinion are not observed, then Verint and its shareholders could suffer adverse tax consequences and, under certain circumstances, we could have an indemnification obligation to Verint with respect to some or all of the resulting tax to Verint under the Tax Matters Agreement we intend to enter into with Verint, as described in “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions—Agreements Between Verint and Us—Tax Matters Agreement.”

In addition, under the Tax Matters Agreement, we will agree to certain restrictions designed to preserve the tax-free nature of the distribution for U.S. federal income tax purposes. These restrictions may limit our ability to pursue strategic transactions or engage in new businesses or other transactions that might be beneficial and could discourage or delay strategic transactions that our shareholders may consider favorable.

Furthermore, we will agree to additional conditions and restrictions set forth in the Israeli Tax Ordinance and the Israeli Tax Ruling issued by the ITA. These restrictions may also limit our ability to engage in new businesses or other transactions, and the ability of certain shareholders of Verint and Cognyte to sell or otherwise transfer their shares for a period of two years following the date the Israeli Tax Ruling is issued.

Our share price may be volatile, including as a result of sales of our shares in connection with the spin-off.

Verint shareholders receiving our shares in the spin-off generally may sell those shares immediately in the public market. It is possible that some Verint shareholders, including some of its larger shareholders, will sell their Cognyte shares received in the spin-off if, for reasons such as our business profile or market capitalization as a stand-alone company, we do not fit their investment objectives, or they consider holding our shares to be impractical or difficult due to listing, tax or other considerations. The sales of significant amounts of our shares, or the perception in the market that this will occur, may decrease the market price of our shares.

Our share price may also be volatile for other reasons, including:

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announcements by us or our competitors regarding, among other things, strategic changes, new products, product enhancements or technological advances, acquisitions, major transactions (including our planned separation into two publicly traded companies), significant litigation or regulatory matters, stock repurchases, or management changes;

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press or analyst publications, including with respect to changes in recommendations or earnings estimates or growth rates by financial analysts, changes in investors’ or analysts’ valuation measures for our securities, our credit ratings, our security solutions and customers, speculation regarding strategy or M&A, or market trends unrelated to our performance;

•	stock sales by our directors, officers, or other significant holders, or stock repurchases by us; and

•	hedging or arbitrage trading activity by third parties.

A significant drop in the price of our shares could also expose us to the risk of securities class action lawsuits, which could result in substantial costs and divert management’s attention and resources, which could adversely affect our business.

The combined post-spin-off value of our shares and the Verint shares may not equal or exceed the aggregate pre-spin-off value of the Verint shares and our shares.

After the spin-off, the Verint shares will continue to be listed and traded on NASDAQ. Our shares will be traded under the symbol “CGNT” on NASDAQ. We have no current plans to apply for listing on any additional stock exchanges. As a result of the spin-off, Verint expects the trading prices of Verint shares in the “regular-way” market at market open on                     , 2021 to be lower than the trading prices in the “regular-way” at market close on                    , 2021, because the trading prices will no longer reflect the value of the Cognyte Business. There can be no assurance that the aggregate market value of the Verint shares and our shares following the spin-off will be higher than or equal to the market value of the Verint shares if the spin-off did not occur. This means, for example, that the combined trading prices of one Verint share and one Cognyte share after market open on                    , 2021 may be equal to, greater than or less than the trading price of one Verint share before                    , 2021. In addition, your Verint shares sold in the “ex-distribution” market (as opposed to the “regular-way” market) will reflect an ownership interest solely in Verint and will not include the right to receive any of our shares in the spin-off, but may not yet accurately reflect the value of such Verint shares excluding the Cognyte Business.

Risks Associated with Your Ownership of Cognyte Shares

Your percentage ownership in Cognyte may be diluted in the future.

In the future, your percentage ownership in us may be diluted because of equity issuances from acquisitions, capital markets transactions or otherwise, including equity awards that we will be granting to our directors, officers and employees. Our employees will have rights to purchase or receive our shares after the distribution as a result of the conversion of their Verint equity awards into Cognyte equity awards and the grant of Cognyte equity awards, including restricted share units and performance share units, in each case, in order to preserve the aggregate value of the equity awards held by our employees immediately prior to the spin-off. See “Item 6. Directors, Senior Management and Employees—6.B. Compensation” for further detail on the awards that are expected to be granted in connection with the spin-off. As of the date of this Form 20-F, the exact number of our shares that will be subject to the converted and granted Cognyte awards is not determinable, and, therefore, it is not possible to determine the extent to which your percentage ownership in us could be diluted as a result. It is anticipated that the Compensation Committee of the Cognyte Board will grant additional equity awards to our employees and directors after the spin-off, from time to time, under our employee benefits plans. These additional awards will have a dilutive effect on our earnings per share, which could adversely affect the market price of our shares.

As of the date of the spin-off, we will be an FPI and, as a result, we will be subject to reporting obligations and corporate governance practices that, to some extent, are more lenient than those of a U.S. domestic public company whose shares are listed on NASDAQ.

Upon consummation of the spin-off, we will report under the Exchange Act as a non-U.S. company with FPI status. Because we qualify as an FPI under the Exchange Act and although we intend to furnish quarterly financial information to the SEC and are required to report material developments in reports furnished on Form 6-K with the SEC, we are nevertheless exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, FPIs are not required to file their annual report on Form 20-F until four months after the end of each financial year, while U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. FPIs are also exempt from Regulation FD, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not FPIs.

As an FPI whose shares will be listed on NASDAQ, we are also permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ rules. For example, as permitted under the Companies Law, our articles of association (“Articles of Association”) provide that the quorum for any meeting of shareholders is 25% of the issued and outstanding share capital, which is less than the 33.33% minimum required under NASDAQ rules. In addition, we have informed NASDAQ that we follow home country practices in Israel in lieu of compliance with the NASDAQ requirements for shareholder approval of certain significant issuances of shares pursuant to a private placement or merger/acquisition, which apply to a domestic U.S. issuer.

Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on NASDAQ may provide less protection than is accorded to investors of domestic issuers.

If at any time we cease to qualify as an FPI, we may incur significant additional legal, accounting, and other expenses in order to comply with U.S. domestic issuer requirements.

We are an emerging growth company, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make the Cognyte shares less attractive to investors.

We are an emerging growth company and have the option to utilize certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of SOX, reduced disclosure obligations regarding executive compensation in any required periodic reports and proxy statements, and election to defer the adoption of recently issued accounting standards. We may take advantage of these reporting exemptions until we are no longer an emerging growth company.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to use this extended transition period for complying with certain new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our consolidated financial statements may or may not be comparable to companies that comply with new or revised accounting pronouncements as of public companies’ effective dates. Further, we may take advantage of some of the other reduced regulatory and reporting requirements that will be available to us so long as we qualify as an emerging growth company.

Among other things, this means that our independent registered public accounting firm will generally not be required to provide an attestation report on the effectiveness of our internal control over financial reporting so long as we qualify as an emerging growth company, which may increase the risk that weaknesses or deficiencies in our internal control over financial reporting go undetected. Likewise, so long as we qualify as an emerging growth company, we may elect not to provide you with certain information, including certain financial information and certain information regarding compensation of our executive officers, that we might otherwise have been required to provide in filings we make with the SEC, which may make it more difficult for investors and securities analysts to evaluate our company. As a result, investor confidence in our company and the trading price of the Cognyte shares may be adversely affected. Further, we cannot predict if investors will find Cognyte shares less attractive because we may rely on these exemptions. If some investors find Cognyte shares less attractive as a result, there may be a less active trading market for the Cognyte shares and their trading price may be more volatile.

Your rights and responsibilities as a shareholder are governed by Israeli law, which differs in some material respects from the rights and responsibilities of shareholders of U.S. corporations.

The rights and responsibilities of the holders of our shares are governed by our Articles of Association and by Israeli law. These rights and responsibilities differ in some material respects from the rights and responsibilities of shareholders in U.S.-based corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders, and to refrain from abusing its power in the company, including, among other things, in voting at a general meeting of shareholders on matters such as amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and acquisitions and related party transactions requiring shareholder approval. In addition, a shareholder who is aware that it possesses the power to determine the outcome of a shareholder vote or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness toward the company. There is limited case law available to assist us in understanding the nature of these duties or the implications of these provisions. These provisions may be interpreted to impose additional obligations and liabilities on holders of our shares that are not typically imposed on shareholders of U.S. corporations.

Provisions of Israeli law and our Articles of Association may delay, prevent or otherwise impede a merger with, or an acquisition of, our company, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders.

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to such types of transactions, in each case, in ways that are different from and may be considered more burdensome than corresponding U.S. law.

Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to our shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of a number of conditions, including, in some cases, a holding period of two years from the date of the transaction during which sales and dispositions of shares of the participating companies are subject to certain restrictions.

Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no disposition of the shares has occurred.

Our Articles of Association also contain provisions that could delay or prevent changes in control or changes in our management without the consent of the Cognyte Board. These provisions include the following:

•	the election of our directors on a staggered basis, such that a potential acquirer cannot readily replace the entire Cognyte Board at a single annual general shareholder meeting;

•	no cumulative voting in the election of directors, which limits the ability of minority shareholders to elect director candidates;

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approval of the holders of at least 65% of the total voting power of our shareholders is generally required to remove any of our directors from office, and any amendment to that provision in our Articles of Association shall require the approval of at least 65% of the total voting power of our shareholders; and

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the exclusive right of the Cognyte Board to elect a director to fill a vacancy created by the expansion of the Cognyte Board, and the right of the Cognyte Board to fill a vacancy upon the resignation, death or removal of a director, which limits shareholders’ ability to fill vacancies on the Cognyte Board.

Actions of activist shareholders may cause us to incur substantial costs, disrupt our operations, divert management’s attention, or have other material adverse effects on us.

From time to time, activist investors may take a position in our shares. These activist investors may disagree with decisions we have made or may believe that alternative strategies or personnel, either at a management level or at a board level, would produce higher returns. Such activists may or may not be aligned with the views of our other shareholders, may be focused on short-term outcomes, or may be focused on building their reputation in the market. These activists may not have a full understanding of our business and markets and the alternative personnel they may propose may also not have the qualifications or experience necessary to lead the company.

Responding to advances or actions by activist investors may be costly and time-consuming, may disrupt our operations, and may divert the attention of the Cognyte Board, management team, and employees from running our business and maximizing performance. Such activist activities could also interfere with our ability to execute our strategic plan, disrupt the functioning of the Cognyte Board, or negatively impact our ability to attract and retain qualified executive leadership or board members, who may be unwilling to serve with activist personnel. Uncertainty as to the impact of activist activities may also affect the market price and volatility of our shares.

ITEM 4. INFORMATION ON THE COMPANY

4.A. HISTORY AND DEVELOPMENT OF THE COMPANY

General Corporate Information

We are incorporated under the laws of the State of Israel as a company limited by shares. We are registered under the Companies Law as Cognyte Software Ltd., and our registration number with the Israeli Registrar of Companies is 516196425. We were formed by Verint in connection with our separation from Verint, for an unlimited duration, effective as of the date of our incorporation on May 21, 2020.

We are domiciled in Israel and our registered office is currently located at 33 Maskit, Herzliya Pituach, 4673333, Israel, which also currently serves as our principal executive offices, and our telephone number is +972-9-962-2300.

General Development of Business

Our business has grown significantly over more than two decades through a combination of organic growth and small acquisitions, primarily technology tuck-ins. As we have grown, we have expanded our solution portfolio from an initial focus on products for lawful communications interception to a provider of security analytics software that empowers government agencies and enterprises with Actionable Intelligence to accelerate investigations and identify, neutralize, and prevent terror, crime and cyber threats. We have also expanded our geographical footprint, which is now global. In 2016, Verint also reorganized from three operating segments into two, allocating the situational intelligence and incident response portions of its previous Video Intelligence operating segment to us.

Principal Capital Expenditures

Our capital expenditures amounted to $21.3 million and $12.6 million during the fiscal years ended January 31, 2020 and 2019, respectively, primarily consisting of expenditures related to capitalized software development costs, internal-use software and development costs and lab equipment. Verint also expects separation-related capital expenditures of approximately $10.0 million during the fiscal year ending January 31, 2021, of which approximately $5.0 million is attributable to the Cognyte Business.

Our capital expenditures amounted to $10.3 million and $8.0 million during the six months ended July 31, 2020 and 2019, respectively, primarily consisting of expenditures related to capitalized software development costs, internal-use software and development costs and lab equipment.

Acquisitions, Dispositions and other Events

On March 31, 2014, Verint completed the acquisition of all of the outstanding shares of UTX Technologies Limited (“UTX”), a provider of certain mobile device tracking solutions for security applications, from UTX Limited. UTX Limited was the supplier of these products to the Cognyte Business prior to the acquisition. The purchase price consisted of $82.9 million of cash paid at closing, and up to $1.5 million of potential future contingent consideration payments to UTX Limited, the acquisition date fair value of which was estimated to be $1.3 million. UTX is based in the Europe, the Middle East and Africa (“EMEA”) region. For year ended January 31, 2015, Verint recorded a charge of $0.2 million within selling, general and administrative expenses to increase the fair value of the UTX contingent consideration obligation to $1.5 million, in consideration of UTX achieving certain performance targets. This amount was paid to UTX Limited prior to January 31, 2015.

On December 18, 2019, Verint completed the acquisition of two software companies under common control, WebintPro Ltd. and Deep Analytics Ltd. (collectively “WebintPro”), focused on multi source intelligence and fusion analytics that constitute a part of the Cognyte Business. The purchase price of $23.4 million consisted of $18.8 million of cash paid at closing, and up to $7.3 million of potential future contingent consideration payments to WebintPro, the acquisition date fair value of which was estimated to be $7.0 million, offset by $2.4 million of other purchase price adjustments. Refer to Note 6, “Business Combinations” to our combined financial statements included elsewhere in this Form 20-F for more detail on the acquisition of WebintPro.

The Spin-Off

Background

On December 4, 2019, Verint announced plans to separate into two independent companies: Cognyte Software Ltd., which will consist of its Cyber Intelligence Solutions business, and Verint Systems Inc., which will consist of its Customer Engagement Business. To implement the separation, pursuant to the Separation and Distribution Agreement that Verint will enter into with us prior to the spin-off and as part of the Internal Transactions, Verint will first transfer the Canadian portion of its Cyber Intelligence Solutions business to us and will enter into a binding agreement to transfer the remainder of its Cyber Intelligence Solutions business to us, will subsequently distribute all of our shares held by Verint to Verint shareholders, pro rata to their respective holdings, and immediately thereafter Verint will transfer the remainder of its Cyber Intelligence Solutions business to us pursuant to the binding commitment. The distribution is intended to qualify as tax-free to Verint shareholders for U.S. federal income tax purposes and tax-free for each of Verint, Cognyte and Verint shareholders for Israeli tax purposes.

In connection with the spin-off and concurrently with the distribution, we and Verint will also enter into Ancillary Agreements that will govern relationships between us and Verint following the distribution.

Reasons for the Spin-Off

We and Verint believe that the two independent, publicly traded companies will both benefit from the spin-off and be well-positioned to pursue their own strategies, drive opportunities to accelerate growth and extend their market leadership. The separation will make it easier for investors to evaluate and make independent investment decisions in each business. We believe that both our businesses are leaders in their respective markets and the separation will enable them to achieve better performance over the long term as a result of several factors, including having:

•	facilitate investment in Verint, such as Apax’s recent preferred stock investment, and allow Cognyte direct access to capital markets as a separate publicly traded company;

•	improve investors’ ability to value the Customer Engagement Business and Cognyte Business based on their distinct characteristics and make more targeted investment decisions in a pure-play structure;

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create enhanced appeal to a broader set of investors suited to the strategic and financial characteristics of each company by validating inherent value and attractiveness of underlying businesses, strategies, and prospects;

•	provide more specific alignment of incentives and performance indicators to more closely align employee incentive compensation opportunities with stand-alone business performance;

•	allow more efficient allocation of capital to the highest and best use, tailored to the unique characteristics of each business;

•	maintain a capital structure optimized to the needs and unique requirements of each business;

•	create separate boards with further differentiated skillsets and experience to provide focused oversight and to support tailored strategic and financial objectives to enhance value creation; and

•	allow enhanced strategic and management focus with dedicated management teams focused on their core business’s distinct operational and regulatory requirements.

Neither we nor Verint can assure you that, following the spin-off, any of the benefits described above or otherwise in this Form 20-F will be realized to the extent or at the time anticipated or at all. See also “Item 3. Key Information—3.D. Risk Factors.”

Verint and the Verint Board also considered a number of potentially negative factors in their evaluation of the potential spin-off, including the following:

•	potential disruption to our business and operations;

•	management distraction due to the significant amount of time and effort required;

•	the significant one-time costs of separating the two companies;

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incremental costs on the resulting companies, including, among others, as a result of establishing separate corporate management and duplicative support functions, the costs of being a stand-alone public company, and tax inefficiencies;

•	greater susceptibility to market fluctuations and other adverse events as a stand-alone company, including as a result of reduced business diversification; and

•	risk that the spin-off is not consummated or does not achieve its intended benefits.

Verint and the Verint Board believe that the potential benefits of the spin-off outweigh these potentially negative factors. The completion of the spin-off remains subject to the satisfaction, or waiver by the Verint Board, of a number of conditions. See “—Conditions to the Spin-Off” below for additional detail.

When and How You Will Receive Cognyte Shares

Verint will distribute to holders of Verint shares, as a pro rata dividend, one Cognyte share for each Verint share such shareholders hold or have acquired and do not sell or otherwise dispose of prior to the close of business on                    , 2021, the record date for the spin-off. The actual number of our shares that will be distributed will depend on the total number of issued Verint shares (excluding treasury shares held by Verint and its subsidiaries) as of the record date.

An application will be made to list our shares on NASDAQ under the ticker symbol “CGNT.” Subject to official notice of issuance, our shares will trade and settle under ISIN code IL0011691438 and CUSIP code M25133 105.

Broadridge, as the Verint share registrar and transfer agent, will arrange for the distribution of our shares to holders of Verint shares. For purposes of and following the spin-off, Broadridge will act as our share registrar and transfer agent.

If Verint shareholders own Verint shares as of 5:00 p.m., New York City time, on the record date, the Cognyte shares that Verint shareholders are entitled to receive in the distribution will be issued electronically on the distribution date to Verint shareholders in direct registration form or to Verint shareholders’ bank or brokerage firm on Verint shareholders’ behalf. If a Verint shareholder is a registered holder of Verint shares, Broadridge will mail the Verint shareholder a direct registration account statement that reflects the Verint shareholder’s Cognyte shares. If Verint shareholders hold their Verint shares through a bank or brokerage firm, their bank or brokerage firm will credit their account for their Cognyte shares. Direct registration form refers to a method of recording securities ownership when no physical certificates are issued, as is the case in the distribution. If Verint shareholders sell Verint shares in the “regular-way” market (as opposed to the “ex-distribution” market) up to and including the distribution date, Verint shareholders will be selling their right to receive Cognyte shares in the distribution. Investors acquiring or selling Verint shares on or around the record date in over-the-counter or other transactions not effected on NASDAQ should ensure such transactions take into account the treatment of our shares to be distributed in respect of such Verint shares in the spin-off. Please contact your bank or broker for further information if you intend to engage in any such transaction.

We will become a stand-alone public company, independent of Verint, on                    , 2021, the “distribution date” for the spin-off, and our shares will commence trading on a stand-alone basis on NASDAQ at market open on                     , 2021 (9:30 a.m., New York City time, on NASDAQ).

Depending on your bank or broker and whether you hold Verint shares, it is expected that your Cognyte shares will be credited to your applicable securities account either on or shortly after the distribution date and that you will be able to commence trading your Cognyte shares on NASDAQ on                    , 2021, the distribution date. See also “—Listing and Trading of Cognyte Shares” below.

In the event there are any changes to the record date or the distribution date, or new material information relating to the distribution of our shares becomes available, Verint will publish any such changes or updates in a press release that will also be furnished with the SEC by Verint on a Form 8-K and by us on a Form 6-K. In addition, Verint will give at least 10 calendar days’ notice of any changes to the record date to NASDAQ in accordance with NASDAQ’s requirements.

We are not asking Verint shareholders to take any further action in connection with the spin-off. We are not asking you for a proxy and we request that you not send us a proxy. We are also not asking you to make any payment or surrender or exchange any of your Verint shares for Cognyte shares. Please see “—If You Hold Verint Shares—Holders of Verint Physical Share Certificates” below. The number of outstanding Verint shares will not change as a result of the spin-off.

If you hold or have acquired and do not sell or otherwise dispose of your Verint shares prior to the close of business on                    , 2021, the record date, the Cognyte shares that you are entitled to receive in the spin-off are expected to be distributed to you as described below.

Holders of Verint shares held in book-entry form with a bank or broker. Most Verint shareholders hold their Verint shares through a bank or brokerage firm. In such cases, the bank or brokerage firm would be said to hold the shares in “street name” and ownership would be recorded on the bank’s or brokerage firm’s books. If a Verint shareholder holds their Verint shares through a bank or brokerage firm, their bank or brokerage firm will credit their account for the Cognyte shares that they are entitled to receive in the distribution. If Verint shareholders have any questions concerning the mechanics of having shares held in “street name,” they should contact their bank or brokerage firm.

Holders of Verint physical share certificates. In connection with the spin-off, all registered Verint shareholders holding physical share certificates will be issued Cognyte shares in book-entry form only, which means that no physical share certificates will be issued. For questions relating to the transfer or mechanics of the distribution, please contact Verint Share Registry by telephone at 1-                 (in the United States) or 1-                 (outside the United States) or by online inquiry at https://www.                     .com. See also “Summary—The Spin-Off—Questions and Answers about the Spin-Off—Where can I get more information?”

Trading Between the Record Date and the Distribution Date

We expect that, beginning on or shortly before the record date and continuing up to and including the distribution date, there will be two markets in Verint shares on NASDAQ: a “regular-way” market and an “ex-distribution” market. Verint shares that trade in the “regular-way” market will trade with an entitlement to Cognyte shares distributed pursuant to the distribution. Verint shares that trade in the “ex-distribution” market will trade without an entitlement to Cognyte shares distributed pursuant to the distribution. Therefore, if Verint shareholders sell Verint shares in the “regular-way” market up to and including the distribution date, they will be selling their right to receive shares of our shares in the distribution.

If Verint shareholders own Verint shares at 5:00 p.m., New York City time, on the record date and sell those shares on the “ex-distribution” market up to and including the distribution date, they will receive Cognyte shares that they are entitled to receive pursuant to their ownership as of the record date of the Verint shares.

Furthermore, we expect that, beginning approximately two trading days before the record date and continuing up to the distribution date, there will be a “when-issued” market in our shares. “When-issued” trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The “when-issued” trading market will be a market for our shares that will be distributed to Verint shareholders on the distribution date. If Verint shareholders owned Verint shares at 5:00 p.m., New York City time, on the record date, they would be entitled to Cognyte shares distributed pursuant to the distribution. Verint shareholders may trade this entitlement to our shares, without Verint shares they own, on the “when-issued” market. On the first trading day following the distribution date, “when-issued” trading with respect to Cognyte shares is expected to end, and “regular-way” trading is expected to begin. If  “when-issued” trading occurs, the listing for Cognyte shares is expected to be under the trading symbol “CGNTV.” If the distribution does not occur, all “when-issued” trading will be null and void.

Number of Cognyte Shares You Will Receive

You will receive one Cognyte share for each Verint share you hold or have acquired and do not sell or otherwise dispose of prior to the close of business on the record date.

Results of the Spin-Off

After the spin-off, we will be a stand-alone publicly traded company. Immediately following the spin-off, we expect to have approximately                 Cognyte shares outstanding based on the number of issued Verint shares (excluding treasury shares held by Verint and its subsidiaries) as of                     , 2021. The actual number of our shares that Verint will distribute in the spin-off will depend on the actual number of issued Verint shares, excluding treasury shares held by Verint and its subsidiaries, on the record date. The spin-off will not affect the number of outstanding Verint shares or any rights of holders of any outstanding Verint shares, although we expect the trading price of Verint shares immediately following the spin-off to be lower than immediately prior to the spin-off because the trading price of Verint shares will no longer reflect the value of the Cognyte Business. In addition, your Verint shares sold in the “ex-distribution” market (as opposed to the “regular-way” market) will trade without the entitlement to receive the distribution of our shares in the spin-off and will reflect an ownership interest solely in Verint, but may not yet accurately reflect the value of such Verint shares excluding the Cognyte Business.

Before our separation from Verint, we intend to enter into a Separation and Distribution Agreement and several other agreements with Verint related to the spin-off. These agreements will govern the relationship between us and Verint up to and after completion of the spin-off and allocate between us and Verint various assets, liabilities, rights and obligations, including employee benefits, intellectual property, supply of designated products and tax-related assets and liabilities. We describe these arrangements in greater detail under “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions—Agreements Between Verint and Us.”

Listing and Trading of Cognyte Shares

As of the date of this Form 20-F, we are a wholly owned subsidiary of Verint. Accordingly, no public market for our shares currently exists. We intend to list our shares on NASDAQ under the symbol “CGNT.” We will use a specialist firm to make a market in our shares on NASDAQ to facilitate sufficient liquidity and maintain an orderly market in our shares throughout normal NASDAQ trading hours. We anticipate that trading in our shares will begin on a “when-issued” basis approximately two trading days before the record date and will continue up to and through the distribution date and that “regular-way” trading in our shares will begin on the first trading day following the distribution date. If trading begins on a “when-issued” basis, you may purchase or sell our shares up to and through the distribution date, but your transaction will not settle until after the distribution date. We cannot predict the trading prices for our shares before, on or after the distribution date.

Broadridge will act as our share registrar and transfer agent.

We currently expect that our issued shares will be held in the following forms:

•

Shares held via DTC. Holders may hold their entitlements to our shares in book-entry form via the DTC system through custody accounts with custodian banks or brokers that are direct participants in the DTC system. Such shares will be held in the name of DTC’s nominee, Cede & Co., through Broadridge. Such holders’ entitlements to our shares will be recorded in their custodian banks’ or brokers’ records. Such holders may effect the transfer of their entitlements to our shares through their custodian banks or brokers and will receive written confirmations of any purchase or sales of our shares and any periodic account statements from such custodian banks or brokers.

•

Directly registered shares held through Broadridge. Holders may directly hold their ownership interests in us in the form of uncertificated shares that will be registered in the names of such holders directly on the books of Broadridge. Holders will receive periodic account statements from Broadridge evidencing their holding of our shares. Through Broadridge, holders may effect transfers of our shares to others, including to banks or brokers that are participants in the DTC Direct Registration System.

Neither we nor Verint can assure you as to the trading price of Verint shares or of Cognyte shares after the spin-off, or as to whether the combined trading prices of our shares and the Verint shares after the spin-off will be less than, equal to or greater than the trading prices of Verint shares prior to the spin-off. As a result of the spin-off, Verint expects the trading prices of Verint shares at market open on                    , 2021 to be lower than the trading prices at market close on                    , 2021, because the trading prices will no longer reflect the value of the Cognyte Business. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to the Separation from Verint and Ownership of Cognyte Shares” for more detail.

Subject to any restrictions on the registration of shareholdings in our share register that may be included in our Articles of Association, the Cognyte shares distributed to Verint shareholders will be freely transferable, except for shares received by individuals who are our affiliates. Individuals who may be considered our affiliates after the spin-off include individuals who control, are controlled by or are under common control with us, as those terms generally are interpreted for federal securities law purposes. These individuals may include some or all of our directors and executive officers. Individuals who are our affiliates will be permitted to sell their Cognyte shares only pursuant to an effective registration statement under the Securities Act, or an exemption from the registration requirements of the Securities Act, such as those afforded by Section 4(a)(1) of the Securities Act or Rule 144 thereunder.

Conditions to the Spin-Off

We expect that the spin-off will be effective on the distribution date, provided that the following conditions shall have been satisfied or waived by Verint:

•	the consummation in all material respects of the Internal Transactions;

•

all corporate and other action necessary in order to execute, deliver and perform the Separation and Distribution Agreement and to consummate the transactions contemplated thereby by each of Verint and Cognyte having been obtained;

•

the receipt by Verint of the Israeli Tax Ruling from the ITA providing that the spin-off and the Internal Transactions are tax-free for Verint, Cognyte and Verint shareholders for Israeli tax purposes under the Israeli Tax Ordinance;

•

the receipt by Verint of (1) the U.S. Tax Ruling from the IRS that certain of the requirements for tax-free treatment under Section 355 of the Code will be satisfied and that Cognyte will be treated as a domestic corporation for U.S. federal income tax purposes under Section 7874 of the Code, and (2) a written opinion of Jones Day regarding to the effect that the distribution will qualify as tax-free to Verint and to Verint shareholders under Section 355 of the Code;

•

the SEC declaring this Form 20-F effective under the Exchange Act, and no stop order suspending the effectiveness of this Form 20-F being in effect and no proceedings for that purpose being pending before or threatened by the SEC;

•	copies of this Form 20-F having been mailed to record holders of Verint shares as of the record date for the spin-off;

•	the actions necessary or appropriate under U.S. federal, U.S. state or other securities laws or blue sky laws (and comparable laws under foreign jurisdictions) having been taken or made;

•	the receipt of all necessary government approvals required to consummate the spin-off having been obtained;

•	no order, injunction or decree issued by any governmental authority of competent jurisdiction or other legal restraint or prohibition preventing consummation of the spin-off being in effect; and

•	our shares having been accepted for listing on NASDAQ (subject to official notice of issuance).

We are not aware of any material federal, foreign or state regulatory requirements with which we must comply, other than SEC rules and regulations, or any material approvals that we must obtain, other than the approval for listing of our shares and the SEC’s declaration of the effectiveness of this Form 20-F, in connection with the spin-off.

Verint may waive one or more of these conditions, at the direction of the Verint Board in its sole and absolute discretion, and the determination by the Verint Board regarding the satisfaction of these conditions will be conclusive. The fulfillment of these conditions will not create any obligation on Verint’s part to effect the distribution and complete the spin-off, and Verint has reserved the right to amend, modify or abandon any and all terms of the spin-off and the related transactions at any time prior to the distribution date, at the direction of the Verint Board. Verint does not intend to notify its shareholders of any modifications to the terms or the conditions to the spin-off that, in the judgment of the Verint Board, are not material. To the extent that the Verint Board determines that any such modifications materially change the terms and conditions of the spin-off, Verint will notify its shareholders in a manner reasonably calculated to inform them of such modifications with a press release, current report on Form 8-K or other similar means.

Material U.S. Federal Income Tax Consequences of the Spin-Off

The following is a general summary of the United States federal income tax consequences of receipt of our shares and is based upon laws, regulations, decrees, rulings, income tax conventions (treaties), administrative practice and judicial decisions in effect at the date of this Form 20-F. This summary does not purport to be a legal opinion or to address all tax aspects that may be relevant to a holder of our shares. Each prospective holder is urged to consult its own tax adviser as to the particular tax consequences to such holder of the ownership and disposition of our shares, including the applicability and effect of any other tax laws or tax treaties, of pending or proposed changes in applicable tax laws as of the date of this Form 20-F, and of any actual changes in applicable tax laws after such date.

The consummation of the spin-off is conditioned upon the receipt by Verint of (1) a private letter ruling from the IRS that certain of the requirements for tax-free treatment under Section 355 of the Code will be satisfied and that Cognyte will be treated as a domestic corporation for U.S. federal income tax purposes under Section 7874 of the Code, and (2) and a written opinion of Jones Day to the effect that the distribution will qualify as tax-free to Verint and to Verint shareholders under Section 355 of the Code. Assuming that the distribution so qualifies and Cognyte is so treated, Verint and its shareholders will not recognize any taxable income, gain or loss as a result of the distribution for U.S. federal income tax purposes.

There is no assurance that the IRS private letter ruling will be obtained. If obtained, the IRS private letter ruling may contain such provisions, terms and conditions as the IRS may prescribe, which may be different from those detailed below. Accordingly, no assurance can be given that the IRS will not challenge the conclusions described in this discussion or that a court would not sustain such a challenge, and no assurance can be given that the tax treatment described herein will be actually be applied.

For a more detailed description of the U.S. federal income tax consequences, please see “Item 10. Additional Information—10.E. Taxation—Material U.S. Federal Income Tax Considerations.”

Material Israeli Tax Consequences of the Spin-Off

The following is a general discussion of certain Israeli tax consequences of the spin-off, and, specifically, the distribution, to our shareholders. This discussion is included for general informational purposes only, does not purport to be complete, and does not constitute and is not a tax opinion or tax advice to any particular shareholder. The following discussion is based on the Israeli Tax Ordinance, regulations promulgated under the Israeli Tax Ordinance, and interpretations of such authorities by the Israeli courts and the ITA, all as they exist as of the date of this Form 20-F and all of which are subject to change, possibly with retroactive effect. Any such change could affect the accuracy of the statements and conclusions set forth in this discussion. Further, this discussion does not purport to consider all aspects of Israeli income taxation that may be relevant to our shareholders in light of their particular circumstances, nor does it apply to shareholders subject to special treatment under the Israeli income tax laws or specific rulings obtained from the ITA. Verint applied for the Israeli Tax Ruling from the ITA as to the Israeli income tax consequences of the spin-off, including the distribution.

There is no assurance that the Israeli Tax Ruling will be obtained. If obtained, the Israeli Tax Ruling may contain such provisions, terms and conditions as the ITA may prescribe, which may be different from those detailed below. Accordingly, no assurance can be given that the ITA will not challenge the conclusions described in this discussion or that a court would not sustain such a challenge, and no assurance can be given that the tax treatment described herein will actually be applied.

Treatment of the Spin-Off for Israeli Tax Purposes

As a consequence of the spin-off, under the Israeli Tax Ordinance and the Israeli Tax Ruling, certain registered shareholders may be subject to restriction on their ability to sell their Verint and Cognyte shares for a period of two years following the separation. This limitation is not applicable to shareholders whose shares are held through financial institutions, nor to holders of less than 5% of Verint and Cognyte issued capital. If this restriction is breached, certain transactions consummated in connection with the spin-off and as part of the separation may become taxable under Israeli law and could result in detrimental tax consequences for Verint and companies involved in the separation.

Under the Israeli Tax Ordinance and the Israeli Tax Ruling, the distribution shall not be taxable to Verint under the exemption on capital gains specified in section 97(b3) of the Israeli Tax Ordinance, so that the pro rata distribution of our shares to the shareholders of Verint will not be subject to Israeli tax on capital gains and will not violate any of the conditions set forth by the ITA for the spin-off being tax-free under Israeli laws.

Shareholders of Verint will be treated under Israeli tax laws as having received a distribution, which, depending on Verint’s distributable profits as determined under Israeli law, will be classified as a dividend or return of capital, and will receive capital gains treatment to the extent the value of our shares at distribution exceeds the original price at which the shareholder purchased a Verint share. Dividends distributed by a non-Israeli company are taxable under Israeli law only if received by an Israeli resident. Capital gain is subject to tax in Israel (i) for an Israeli resident regardless of the residency of the distributing company; and (ii) for a non-Israeli shareholder if the shares are of an Israeli company or a non-Israeli company which is mostly, directly or indirectly, the holder of the rights to assets situated in Israel. However, such a non-Israeli shareholder may be exempt from tax if the shares in the distributing company were purchased after January 1, 2009, the gain is not attributed to a permanent establishment in Israel, the shares were not purchased from a “relative” or were purchased as part of a tax-free reorganization and if some other conditions stipulated under law are fulfilled. A non-Israeli corporation will not be entitled to the foregoing exemption from capital gains tax if Israeli residents (i) have a controlling interest of more than 25% in such non-Israeli corporation, or (ii) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. In addition, non-Israeli shareholders may be exempt from tax in Israel based on the double tax treaty between Israel and their country of residence, subject to the provisions of that treaty.

For the treatment of capital gains under Israeli tax law, please see “Item 10. Additional Information—10.E Taxation—Material Israeli Tax Considerations.”

Reasons for Furnishing this Form 20-F

We are furnishing this Form 20-F solely to provide information to Verint shareholders who will receive our shares in the spin-off. You should not construe this Form 20-F as an inducement or encouragement to buy, hold or sell any of our securities or any securities of Verint. We believe that the information contained in this Form 20-F is accurate as of the date set forth on the cover. Changes to the information contained in this Form 20-F may occur after that date, and neither we nor Verint undertakes any obligation to update the information except in the normal course of our respective public disclosure obligations and practices.

4.B. BUSINESS OVERVIEW

Overview

Cognyte is a global leader in security analytics software that empowers governments and enterprises with Actionable Intelligence for a safer world. Our open software fuses, analyzes and visualizes disparate data sets at scale to help security organizations find the needles in the haystacks. Over 1,000 government and enterprise customers in more than 100 countries rely on Cognyte’s solutions to accelerate security investigations and connect the dots to successfully identify, neutralize, and prevent national security, personal safety, business continuity and cyber threats. Our government customers consist of governments around the world, including national, regional, and local government agencies. Our enterprise customers consist of commercial customers and physical security customers.

Market Trends

We believe that the following trends are driving demand for our security analytics software:

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Security Threats are Becoming More Difficult to Detect and Mitigate. Governments and enterprise security organizations face a variety of security challenges, including threats from well-organized and well-funded entities. These threats are becoming increasingly more difficult to detect as bad actors take advantage of the latest technologies to avoid detection and mitigation. Rapid threat detection and quick mitigation are critical to security organizations. Advanced security analytics software can help security organizations find the needles in the haystacks to quickly and effectively address highly sophisticated security attacks. As a result, market demand for such advanced software is on the rise.

•

Data is Growing Rapidly and is Highly Fragmented Across Organizations Making it Harder to Connect the Dots. The growing volume, types and complexity of structured and unstructured data requires new methods and more skilled resources to generate actionable insights quickly. In addition, in many organizations, data is fragmented and spread across organizational silos. Organizations are increasingly seeking holistic analytics solutions that can fuse data from many sources and connect the dots to extract valuable insights.

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Security Organizations Increasingly Adopt Open Software. Many security organizations have built proprietary solutions with the help of integrators and internal resources. Such solutions present significant limitations in terms of keeping pace with the rapid evolution of technology. More and more, security organizations are looking to deploy open software that can be easily integrated into their environments and frequently updated with the latest analytics and artificial intelligence technologies.

Our Strategy

We believe our technology and domain expertise position us to capitalize on the demand for security analytics software and our strategy is to:

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Empower Organizations with an Analytics Platform and Solutions to Address Ever-Growing Security Challenges. Our two decades of security software market leadership and experienced serving over 1,000 organizations in more than 100 countries, enable us to bring unique know-how and expertise to the development of our security analytics platform and solutions. Today, our analytics platform addresses numerous security challenges for government and enterprise security organizations. Our strategy is to enhance our Artificial Intelligence and analytics engines and empower our customers with Actionable Intelligence to address existing and evolving security challenges.

•

Increase Adoption by Customers and Partners Through an Open Software Platform. Our open software strategy enables our customers to benefit from rapid technology updates and faster responses to changing needs and evolving technologies. We will continue to encourage our customers and partners to leverage our open software platform and provide them frequent updates with the latest innovative analytical technologies to drive broader adoption of our platform and solutions.

•	Expand Our Footprint Across Government Organizations. Our leadership position in security analytics and our ability to address a wide range of security challenges provides us the opportunity to grow the footprint of our solutions with both our existing and new government customers. Many government customers have built proprietary systems. Our strategy is to augment or replace such systems with our analytics platform providing customers more agile response to evolving security challenges.

•

Leverage our Success in the Government Market to Expand our Presence Over Time in the Enterprise Market. We see the opportunity to further leverage our technology for enterprise security customers by expanding our sales and marketing efforts over time to drive broader enterprise adoption of our security analytics software.

Our Solutions

Governments and enterprise customers are responsible for addressing a broad range of security challenges such as crime, terror, cyber-attacks, financial crime and other threats. They seek security analytics software to transform their security operations and drive more strategic outcomes.

Our broad security analytics software portfolio is designed to help customers find the needles in the haystacks, accelerate the investigative process, and successfully identify, neutralize, and prevent terror, crime and cyber threats.

End-users for our solutions include data analysts, investigation managers, SOC operators and field unit teams. Our solutions provide them with a rich set of analytics engines, AI models, workflows, and visualization tools to address specific security challenges.

Our solutions span across three categories. Each category addresses specific security challenges with common characteristics, as follows:

Investigative Analytics

Security investigations can vary in length from several days to several years. Some investigations end without resolution due to lack of sufficient insight. More complex security investigations can also be very expensive and labor intensive as they involve data collection from many different sources and a challenging process of connecting the dots to reach quick conclusions and prevent security threats.

The stakes are high. An inability to conduct effective and timely security investigations can result in attacks that cost lives and cause significant damage and disruption to the public. Therefore, case officers, security analysts and investigative teams are constantly looking for solutions that help them shorten the investigative cycle and drive a higher percentage of conclusive outcomes.

The Cognyte investigative analytics solutions are designed to empower investigative teams with Actionable Intelligence by providing:

•	the ability to effectively fuse massive amounts of data from many different sources;

•	tools to analyze data through predictive and behavioral analytics and rapidly transform data into critical insights; and

•	workflows to uncover vital leads and drive collaboration across investigative teams to accelerate investigations and reach faster conclusions and resolutions.

Operational Intelligence Analytics

Field security units are responsible for carrying out operational security missions and it is vital for them to receive real-time or ‘near real-time’ insights to ensure successful completion of missions. Events on the ground can change rapidly during operation and the field team’s ability to quickly adapt and respond is mission critical.

The Cognyte operational intelligence analytics solutions are designed to empower field security teams with Actionable Intelligence by providing:

•	real-time or near real-time insights delivered to users through mobile devices;

•	visualization tools that bring intuitive insights to the field teams; and

•	the ability to adjust analytics parameters based on changing circumstances to support events on the ground.

Threat Intelligence Analytics

SOCs are used by government and enterprise organizations to detect security threats and effectively manage responses. SOC personnel are responsible for a variety of security tasks including cyber-attacks mitigation, employee safety and operations continuity.

The Cognyte threat intelligence analytics solutions are designed to empower SOC teams with Actionable Intelligence by providing:

•	the ability to fuse data from a variety of data sources systems and devices and provide real time situational intelligence;

•	tools to analyze events, recognize anomalies, visualize insights, and drive a real time response; and

•	visualization and workflows that can drive action and support collaboration across security teams responding to cyber incidents.

Our Technology

The Cognyte analytics platform is designed around an open, modular and scalable architecture to enable customers to address a broad range of security threats with fast detection and quick mitigation.

•	Our platform powers our entire solution portfolio: Investigative Analytics, Operational Intelligence Analytics, and Threat Intelligence Analytics.

•	Our platform easily integrates with customer data sources to enable holistic fusion of data and insights.

•	Our platform easily integrates with third-party solutions to expand a customer’s ecosystem.

•	Our platform enables system integrators who are developing customized software and applying data science.

The platform is designed to support security users, including data analysts, investigation managers, SOC operators, as well as operational field teams. Visualization and workflows enable non-technical users to easily operate within our platform. It also enables skilled security analysts and data scientists to perform advanced data investigation by developing and implementing their own algorithms and data models for specific analytical tasks.

The Cognyte analytics platform is comprised of five key components:

•	Data Analytics Engines. A diverse toolbox of engines for data analysts to develop and perform analytical investigations such as data modeling tools, and statistical analysis tools.

•

Artificial Intelligence and Machine Learning Models. AI models to execute automated machine learning algorithms and to find new patterns in massive amounts of data. Also offers the flexibility to develop customer specific machine learning (“ML”) models using the platform’s AI/ML framework, which can then be tuned based on the aggregated data.

•

Workflows. Workflows using an integrated set of graphical tools using a drag-and-drop interface with no customizations required. Flexible workflows are configurable to a customer’s specific processes and procedures.

•

Governance. Governance functionality to monitor and manage data availability, security, usability, and integrity. Leverages advanced technology to control privacy, audit, monitoring, and access control.

•	Visualization. An advanced visualization toolbox to enable users to effectively filter and display either mass data or a single thread of information.

Our Customers

We sell our security analytics software to both government and enterprise customers around the world across more than 100 countries.

Our government customers are addressing a broad range of security challenges in their country and utilize the full breadth of our portfolio to accelerate investigations and identify, neutralize and prevent national security threats.

We typically serve multiple organizations within a country and currently serve more than 400 government customers around the world. In many cases, we serve multiple agencies or departments underlying a single governmental organization, each of which may be purchasing and using the same solutions or different solutions from our portfolio.

Our enterprise customers primarily utilize our Threat Intelligence Analytics to improve the efficiency and effectiveness of their security operations. We have more than 600 enterprise customers around the world.

For the year ended January 31, 2020, approximately 83% of our business was generated from contracts with government customers and 17% with various enterprises customers. Our customers typically do not allow us and other vendors to disclose our relationship with them and to discuss publicly the nature of the solutions they purchased. In the security market, confidentiality is critical and as a trusted partner we make it a priority to comply with our customers’ confidentiality requirements.

Market Opportunity

We estimated the total addressable market (“TAM”) for our analytical security software to be approximately $30 billion and its growth to be 10% per year. Approximately half of the TAM is derived from the government sector and the other half is derived from the enterprise sector.

We estimated our TAM in the government sector using spending figures published by the International Monetary Fund for the U.S. and international governments for functions relevant to security analytics software. We applied percentages to the spending figures ranging from 2% to 5% to represent the portion spent on information technology, and then applied another factor for what we estimate is addressable by our use cases. Similarly, we estimated our TAM in the enterprise sector using certain categories from IDC’s Big Data Analytics Spending Guide Forecast (August 2020) and Worldwide Security Spending Guide Forecast (July 2020) and applied percentages to each category to reflect what we estimate is addressable by our use cases.

Sales

We sell globally and organize our sales force in regional teams across territories. Each regional team is responsible for both direct sales and the partner network in that territory, including sales to existing customers and adding new customers. In the years ended January 31, 2020 and January 31, 2019, respectively, we derived approximately 21%, 45%, and 34% and 25%, 37%, and 38% of our revenue from sales to end users located in the Americas, EMEA and in the Asia-Pacific (“APAC”) regions, respectively.

Winning large contracts often requires a longer, high-touch sales process that may include responding to a Request for Proposal and/or delivering a Proof of Concept. We believe that our ability to demonstrate to customers the value that can be created with our differentiated solutions is critical to winning large contracts.

The majority of our orders are generated from existing customers expanding their usage of Cognyte solutions they have already deployed or the purchase of new solutions from our portfolio to be deployed in other areas of their security operations. Revenue recognized from existing customers was approximately 90% for each of the years ended January 31, 2020 and 2019 with the remainder of our revenue attributable to new customers. Our sales force provides customers with regular updates on new solutions and assists them in evaluating the benefits of such solutions to address security challenges. In many cases, a new order from an existing customer will include both an expansion as well as the addition of new solutions.

Typically, initial orders from new customers are smaller, and over time, as the customer develops trust in our partnership, they expand with larger follow-on orders.

Due to the unique nature of the terms and conditions associated with government contracts generally, our government contracts may be subject to renegotiation or termination at the discretion of a government customer under certain conditions. Some of our government customers require us to have security credentials or engage an integrator or other customer approved legal entity. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Operations” for a more detailed discussion of certain sales and distribution risks that we face.

Services

Our services include customer support, professional services and integration services.

Customer Support

Our solutions are generally sold with a customer support plan to help customers ensure the on-going, successful use of our mission-critical solutions in their environment. We offer a broad range of customer support plans with varying prices. We also offer support plans to partners where they are responsible for providing support to end users.

Professional Services

Our solutions can be implemented by our professional service organizations, by our certified partners, or by a customer’s own personnel who have been trained on our solutions.

Our professional services also include user training programs to enable customers to use our solutions effectively and to maximize their value. Customer and partner training are provided at the customer site, at our training centers around the world, and/or remotely online.

Integration Services

In some cases, we deliver system integration services to integrate our solution with the customer’s environment, software customization, and the purchase and deployment of third-party hardware components.

We also certify system integrator partners to enable them to sell or deliver system integration services. This provides customers with more choices and is consistent with our open solution strategy.

Seasonality

Our quarterly operating results have been, and are likely to continue to be, influenced by seasonal fluctuations due to certain purchasing patterns of some of our customers. In most years, our revenue and operating income are typically highest in the fourth quarter. Moreover, revenue and operating income in the first quarter of a new year may be lower than in the fourth quarter of the preceding year, in some years, potentially by a significant margin.

In addition, we generally receive a higher volume of orders in the last month of a quarter, with orders concentrated in the latter part of that month. While seasonal factors such as these are common in the software industry, this pattern should not be considered a reliable indicator of our future revenue or financial performance. Many other factors, including general economic conditions, also have an impact on our business and financial results. See “Item 3. Key Information—3.D. Risk Factors” for a more detailed discussion of factors which may affect our business and financial results.

Research and Development

To support our innovation, we make significant investments in R&D every year. We allocate our R&D resources in response to rapidly evolving technological and customer requirements. We believe our broad base of longstanding customers relationships provide us with valuable insights into our customers’ need and allow us to focus our R&D efforts accordingly.

Our development team includes highly qualified software engineers, product managers, data scientists, and architects. In the year ended January 31, 2020 we employed approximately 1,100 people in product and R&D roles globally, primarily in Israel, Cyprus, Brazil, Bulgaria, and Romania.

Our approach to R&D focuses on technological breakthroughs, as well as incrementally enhancing the functionality of our existing solutions and providing customers with frequent software updates.

The majority of our products are developed internally. In some cases, we also acquire or license technologies, products, and applications from third parties based on timing and cost considerations. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Operations.”

We have derived benefits from participation in certain government-sponsored programs, including those of the Innovation Authority, formerly the Office of the Chief Scientist of the Ministry of Economy of the State of Israel, and in other jurisdictions for the support of R&D activities conducted in those locations. The Israeli law under which our Innovation Authority grants are made limits our ability to manufacture products, or transfer technologies, developed using these grants outside of Israel without permission from the Innovation Authority.

Key Corporate Functions

In connection with the spin-off, we will create stand-alone corporate and support functions for our business and operations. Key corporate functions are expected to include tax, treasury, accounting, internal audit, investor relations, human resources, communications, legal and corporate governance, information technology, facilities, and administrative support services.

For a period of twelve months beginning on the date of the distribution (with an option to extend for up to an additional twelve months by mutual written agreement of the parties), Verint will continue to provide and/or make available various administrative services and assets to us pursuant to the Transition Services Agreement. Services to be provided by Verint to us will include services related to finance, accounting, business technology, human resources information systems, human resources, legal, corporate governance, facilities, document management and record retention, relationship management and technical and quality support. We will also provide certain services in these areas to Verint under the Transition Services Agreement. Fees payable by the parties under the agreement are intended to reimburse the service provider for its direct and indirect costs incurred in providing the services, plus a customary markup.

Intellectual Property Rights

General

Our success depends to a significant degree on the legal protection of our software and other proprietary technology. We rely on a combination of patent, trade secret, copyright, and trademark laws, and confidentiality and non-disclosure agreements with employees and third parties to establish and protect our proprietary rights.

Patents

As of July 31, 2020, we had over              patents and patent applications worldwide. We regularly review new areas of technology related to our businesses to determine whether they can and should be patented.

Licenses

Our customer and partner license agreements prohibit the unauthorized use, copying, and disclosure of our software technology and contain customer restrictions and confidentiality terms. These agreements generally warrant that the software and proprietary hardware will materially comply with written documentation and assert that we own or have sufficient rights in the software we distribute and have not violated the intellectual property rights of others.

We license our products in a format that does not permit users to change the software code. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Operations” for more detail.

Trademarks and Service Marks

We use registrations to protect many of the trademarks used in our business. We also claim common law protections for other marks we use in our business. Competitors and other companies could adopt similar marks or try to prevent us from using our marks, consequently impeding our ability to build brand identity and possibly leading to customer confusion.

See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Operations” in this Form 20-F for a more detailed discussion regarding the risks associated with the protection of our intellectual property.

Competition

There are many data analytics software vendors that offer horizontal solutions and tools across many industries, including in the security analytics market. We also face competition from many point solutions vendors addressing only one or few specific security challenges. In addition, our competition includes system integrators that assemble technology components from multiple vendors, as well as the internal IT departments of our customer organizations developing special purpose solutions.

We believe that our deep security domain expertise and our ability to effectively address a broad range of complex security challenges differentiates us from horizontal analytics vendors, such as Palantir and IBM Watson, and from point solution vendors such as FireEye.

When facing competition from our customers’ own IT departments, we differentiate our solutions based on deep domain expertise, successful track record in operational deployments and our significant R&D investment over many years. In some cases, customers are looking for specific customizations and the open and modular nature of our solutions enables the customer (or their system integrator of choice) to add such customizations to our solutions.

Over the years we have established a unique security analytics expertise and a strong brand reputation which has enabled us to expand within our existing customer base and win competitive deals with new customers.

In addition, consolidation is common in our markets and has in the past and may in the future improve the position of our competitors. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Operations” for a more detailed discussion of the competitive risks we face.

Government Regulations

Export Regulations

We and our subsidiaries are subject to applicable export control regulations in countries from which we export goods and services. These controls may apply by virtue of the country in which the products are located or by virtue of the origin of the content contained in the products. If the controls of a particular country apply, the level of control generally depends on the nature of the goods and services in question. Where controls apply, the export of our products generally requires an export license or authorization or that the transaction qualify for a license exception or the equivalent, and may also be subject to corresponding reporting requirements.

Israel’s defense export policy regulates the sale of many of the systems and products that we develop in Israel. Current Israeli policy encourages exports to approved customers of defense systems and products such as ours, as long as the export is consistent with Israeli government policy. Subject to certain exemptions, a license is required to initiate marketing activities for such systems and products. We also must receive a specific export license for defense related hardware, software, services and know-how exported from Israel. Israeli law also regulates export of “dual use” items (items that are typically sold in the commercial market but that also may be used in the defense market), typically to a lesser extent than defense-related items.

Countries in the European Union, such as Cyprus, Germany, Bulgaria and Romania, as well as the United Kingdom and Brazil, in which our foreign subsidiaries operate, impose similar export controls on our systems and products. The controls relate to the defense-related and “dual use” nature of our systems and products, and require that we obtain specific permits and/or licenses in order to import or export our systems and products to or from those jurisdictions.

Israeli Security-Related Regulations and Requirements

The Israeli Defense Entities Law (Protection of Defense Interests)—2006 provides for certain restrictions on the operations of, investments in, or transfers of control of any entity that is determined to be an Israeli “defense entity” under the terms of the law. Designation as a “defense entity” may potentially occur through an order that may be issued jointly by the Israeli Prime Minister, Defense Minister and Economy Minister. No such order has been issued for Cognyte nor are we aware that any is planned, however, based on the nature of our business, such an order could be issued in the future.

An order relating to a defense entity may, among other matters: (1) impose restrictions on the ability of non-Israelis to hold “means of control” or to be able to “substantially influence” defense entities; (2) require that senior officers of defense entities have appropriate Israeli security clearances; (3) require that a defense entity’s headquarters be located in Israel; and/or (4) require that a defense entity’s entry into international joint ventures and transfer of certain technology receive the approval of the Israeli Ministry of Defense. In the case of a publicly traded company like us, such an order may also include a requirement that Israeli government approval will be required for acquisition by any person of a certain level of ownership of the voting securities that provide a “means of control” of the company.

On October 30, 2019, the Israeli cabinet decided to establish a committee that will oversee foreign investments in Israel. At this stage there is no indication whether this committee will impose any restrictions or conditions and/or the nature of any such restrictions or conditions on Cognyte.

In light of the nature of our solutions and customers (some of which are security government agencies), there are also various other Israeli security classification and data protection measures that are applicable to us and our global operations under relevant legislation or contractual obligations.

Israeli Tax Considerations and Government Programs

Tax regulations also have a material impact on our business and results of operations, particularly in Israel where we are organized and have our headquarters. The following is a summary of certain aspects of the current tax structure applicable to companies in Israel, with special reference to its effect on us (and our operations, in particular). The following also contains a discussion of the Israeli government programs benefiting us. To the extent that the discussion is based on new tax legislation that has not been subject to judicial or administrative interpretation, we cannot assure you that the tax authorities or the courts will accept the views expressed in this discussion. This discussion does not address all of the Israeli tax provisions that may be relevant to our company. For a discussion of the Israeli tax consequences related to the ownership of our capital stock, please see “Item 10. Additional Information—10.E. Taxation—Material Israeli Tax Considerations.

Corporate Tax in Israel—General

Israeli resident companies are generally subject to corporate tax on their taxable income at the rate of 23%. However, the effective tax rate payable by a company that derives income from a Preferred Enterprise, Beneficial Enterprise or a Preferred Technology Enterprise (as discussed below) may be considerably lower. Capital gains derived by an Israeli resident company are subject to tax at the ordinary corporate tax rate.

A company’s income that is attributed to its Beneficial Enterprise is subject to a lower tax rate. These tax benefits are available to us provided that we meet various conditions. These tax benefits may be terminated or reduced in the future, which could increase our costs and taxes. In 2018, Verint obtained a ruling from the ITA providing that the Cognyte Business, subject to certain conditions, shall continue benefiting from the tax benefits applicable to the Beneficial Enterprise.

Law for the Encouragement of Industry (Taxes), 1969

The Law for the Encouragement of Industry (Taxes), 1969 (the “Industry Encouragement Law”), provides certain tax benefits for an “Industrial Company.” The Industry Encouragement Law defines an “Industrial Company” as an Israeli resident company incorporated in Israel, of which 90% or more of its income in any tax year, other than income from certain government loans, is derived from an “Industrial Enterprise” owned by it and located in Israel or in the “Area,” in accordance with the definition in the Section 3a of the Israeli Tax Ordinance. An “Industrial Enterprise” is defined as an enterprise which is held by an Industrial Company whose principal activity in any given tax year is industrial production.

Some of tax benefits available to Industrial Companies include:

•

amortization over an eight-year period of the cost of patents and rights to use a patent and know-how that were purchased in good faith and are used for the development or advancement of the Industrial Enterprise, commencing from the tax year in which the Industrial Enterprise began to use them;

•	under certain conditions, the right to elect to file consolidated tax returns with Israeli Industrial Companies controlled by it; and

•	expenses related to a public offering are deductible in equal amounts over three years commencing in the year of a company’s initial public offering.

Tax Benefits under the Law for the Encouragement of Capital Investments, 1959

The Investment Law provides certain incentives for capital investments in production facilities (or other eligible assets). Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Investment Law prior to its revision by the 2005 Amendment remain in force, but any benefits granted subsequently are subject to the provisions of the amended Investment Law. Similarly, the 2011 Amendment introduced new benefits to replace those granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment. However, companies entitled to benefits under the Investment Law as in effect prior to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead, irrevocably, to forego such benefits and have the benefits of the 2011 Amendment apply. The 2017 Amendment introduced new benefits for Technological Enterprises (as defined in the 2017 Amendment), alongside the existing tax benefits.

Tax Benefits Subsequent to the 2005 Amendment

The 2005 Amendment applies to new investment programs and investment programs commencing after 2004. We do not have investment programs preceding the 2005 Amendment. In order to receive the tax benefits, the 2005 Amendment states that a company must make an investment which meets all of the conditions, including exceeding a minimum investment amount specified in the Investment Law. Such investment allows a company to receive “Beneficial Enterprise” status, and may be made over a period of no more than three years from the end of the year in which the company requested to have the tax benefits apply to its Beneficial Enterprise. Where the company requests to apply the tax benefits to an expansion of existing facilities, only the expansion will be considered to be a Beneficial Enterprise and the company’s effective tax rate will be the weighted average of the applicable rates. In that case, the minimum investment required in order to qualify as a Beneficial Enterprise is required to exceed a certain percentage of the value of the company’s production assets before the expansion.

The extent of the tax benefits available under the 2005 Amendment to qualifying income of a Beneficial Enterprise depend on, among other things, the geographic location in Israel of the Beneficial Enterprise. The location will also determine the period for which tax benefits are available. Such tax benefits include an exemption from corporate tax on income that is not distributed to the shareholders as a dividend for a period of between two to ten years, depending on the geographic location of the Beneficial Enterprise in Israel, and a reduced corporate tax rate of between 10% to 25% for the remainder of the benefits period, depending on the percentage of non-Israeli ownership and investment in the company each year. A company qualifying for tax benefits under the 2005 Amendment that pays a dividend out of income derived by its Beneficial Enterprise during the tax exemption period will be subject to corporate tax in respect of the gross amount of the dividend at the otherwise applicable rate of 25%, or a lower rate depending of the percentage of non-Israeli shareholding. Dividends paid out of income attributed to a Beneficial Enterprise are generally subject to withholding tax at source at the rate of 15% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate).

The benefits available to a Beneficial Enterprise are subject to the fulfillment of conditions stipulated in the Investment Law and its regulations. If a company does not meet those conditions, it may be required to refund the amount of tax benefits, as adjusted by the Israeli consumer price index, and interest, or other monetary penalties.

The benefit period begins in the year in which taxable income is first earned, limited to 12 years from the “Year of Election.”

Tax Benefits under the 2011 Amendment

The 2011 Amendment introduced new tax benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) as of January 1, 2011. The definition of a Preferred Company includes a company incorporated in Israel that is not fully owned by a governmental entity, and that has, among other things, Preferred Enterprise status and is controlled and managed from Israel.

A Preferred Company is entitled to a reduced corporate tax rate with respect to the income attributed to the Preferred Enterprise, at the following rates:

Tax Year	Development Region “A”	Other Areas within Israel
2011-2012	10%	15%
2013	7%	12.5%
2014-2016	9%	16%
2017 onwards(1)	7.5%	16%

(1)

In December 2016, the Israeli Parliament (the Knesset) approved an amendment to the Investment Law pursuant to which the tax rate applicable to Preferred Enterprises in Development Region “A” would be reduced to 7.5% as of January 1, 2017.

The classification of income generated from the provision of usage rights in know-how or software that was developed in the Preferred Enterprise, as well as royalty income received with respect to such usage, as Preferred Enterprise income is subject to the issuance of a pre-ruling from the ITA that stipulates that such income is associated with the productive activity of the Preferred Enterprise in Israel.

Dividends distributed from income which is attributed to a “Preferred Enterprise” will be subject to withholding tax at source at the following rates: (i) Israeli resident corporations will be subject to a rate of 0%, (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty will apply (subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate)); (ii) Israeli resident individuals will be subject to a rate of 20%; and (iii) non-Israeli residents (individuals and corporations) will be subject to a rate of 20%, subject to a reduced tax rate under the provisions of an applicable double tax treaty (subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate).

New Tax Benefits under the 2017 Amendment that Became Effective on January 1, 2017

The 2017 Amendment provides, inter alia, new tax benefits for “Technology Enterprises,” as described below, and is in addition to the other existing tax beneficial programs under the Investment Law.

The 2017 Amendment provides that a technology company satisfying certain conditions will qualify as a “Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technology Income,” as defined in the Investment Law. In addition, a Preferred Technology Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million, and the sale receives prior approval from the Innovation Authority.

Dividends distributed by a Preferred Technology Enterprise, paid out of Preferred Technology Income, are subject to withholding tax at source at the rate of 20%, and if non-Israeli ownership is at least 90% then the withholding tax rate on dividends distributed to a foreign company will be 4%. These rates also apply under certain circumstances in case Cognyte distributes dividends sourced to the Preferred Technological Income of a subsidiary of its which is a Preferred Technological Enterprise.

4.C. ORGANIZATIONAL STRUCTURE

Organizational Structure

We are currently a wholly owned subsidiary of Verint. Following the spin-off, we will be a separate, stand-alone company independent of Verint. Verint will not retain any ownership interest in us. See “—4.B. Business Overview” for additional information.

Significant Subsidiaries

Below is a list of subsidiaries that will have total assets exceeding 10% of our combined assets, or sales and operating revenues in excess of 10% of our combined sales, immediately following the spin-off:

Name	Country of Incorporation	% of Equity Interest
Syborg Informationsysteme b.h. OHG	Germany	100
Verint Security Intelligence Inc.	Delaware, USA	100
Verint Systems Limited	Israel	100

4.D. PROPERTY, PLANTS AND EQUIPMENT

Our corporate headquarters is located in Israel. The principal office for our international operations, which is also our registered office, is located in Israel.

We believe that our current manufacturing and production facilities have adequate capacity for our medium-term needs. To ensure that we have sufficient manufacturing capacity to meet future production needs, we regularly review the capacity and utilization of our manufacturing facilities.

Major Facilities

The following table sets forth our most significant facilities:

Location	Size of Site (in square feet)	Held	Lease Term	Major Activity
Herzliya, Israel	166,717	Leased	2025	Administrative, research and development, sales, marketing and support services
Florianopolis, Brazil	21,640	Leased	2024	Research and development, sales and support services
Borovo, Bulgaria	21,943	Leased	2024	Research and development
Limassol, Cyprus	41,582	Leased	2021	Research and development and support services
Bucharest, Romania	11,808	Leased	2024	Research and development

We believe that we have satisfactory title to our plants and facilities in accordance with standards generally accepted in our industry. We believe that all of our production facilities are in good operating condition. As of July 31, 2020, the combined net book value of our property, plant and equipment was $42.1 million.

4.E. UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A. OPERATING RESULTS

This operating and financial review should be read together with the section captioned “Selected Financial Data,” “Item 4, Information on the Company—4.B. Business Overview” and the combined financial statements of the Cognyte Business and the related notes to those statements included elsewhere in this Form 20-F. Among other things, those financial statements include more detailed information regarding the basis of preparation for the following information. The combined financial statements of the Cognyte Business have been prepared in accordance with GAAP. This discussion contains forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under “Risk Factors” and elsewhere in this Form 20-F, our actual results may differ materially from those anticipated in these forward-looking statements. Please see “Special Note About Forward-Looking Statements” in this Form 20-F.

Proposed Separation from Verint

On December 4, 2019, Verint announced plans to separate into two independent companies: Cognyte Software Ltd., which will consist of its Cyber Intelligence Solutions business, and Verint Systems Inc., which will consist of its Customer Engagement Business. To implement the separation, pursuant to the Separation and Distribution Agreement that Verint will enter into with us prior to the spin-off and as part of the Internal Transactions, Verint will first transfer the Canadian portion of its Cyber Intelligence Solutions business to us and will enter into a binding agreement to transfer the remainder of its Cyber Intelligence Solutions business to us, will subsequently distribute all of our shares held by Verint to Verint shareholders, pro rata to their respective holdings, and immediately thereafter Verint will transfer the remainder of its Cyber Intelligence Solutions business to us pursuant to the binding commitment. The distribution is intended to be tax-free to Verint shareholders for U.S. federal income tax purposes and tax-free for each of Cognyte and Verint shareholders for Israeli tax purposes.

In connection with the spin-off and concurrently with the distribution, we and Verint will also enter into the Ancillary Agreements that will govern relationships between us and Verint following the distribution.

We believe the two independent, publicly traded companies will both benefit from the separation and be well-positioned to pursue their own strategies, drive opportunities to accelerate growth and extend their market leadership. The separation will make it easier for investors to evaluate and make independent investment decisions in each business. We believe that both our businesses are leaders in their respective markets and the separation will enable them to achieve better performance over the long term as a result of several factors, including having:

•	separate boards with further differentiated skillsets to support tailored strategic plans;

•	enhanced strategic and management focus;

•	more efficient allocation of capital tailored to the unique characteristics of each business;

•	direct access to capital markets as a separate publicly traded company;

•	enhanced appeal to a broader set of investors suited to the strategic and financial characteristics of each company; and

•	more specific alignment of incentives with performance objectives.

The process of completing the proposed separation has been and is expected to continue to be time-consuming and involves significant costs and expenses. Due to the scale of our respective businesses and our respective global footprints (among other factors), the separation process is extremely complex and requires effort and attention from employees throughout our and Verint’s organizations. For example, shared service functions and related systems, such as finance, human resources, operation, legal, and IT, must be separated or established, and in many places, employees must be assigned to new legal entities and new payrolls and benefit plans put in place. Outside the organization, Verint must notify and establish separation readiness among customers, business partners and suppliers so that business relationships all over the world may continue seamlessly following the completion of the separation. For more information on the risks involved in the separation process, see “Item 3.D. Risk Factors—Risks Related to the Separation from Verint and Ownership of Cognyte Shares.”

Verint expects to incur future separation costs of approximately $45.0 million during fiscal year ending January 31, 2021, of which approximately $17.0 million is attributable to the Cognyte Business. These costs include developing stand-alone information systems and related IT costs, third-party advisory, consulting, legal and professional services, as well as other items that are incremental and one-time in nature that are related to the spin-off. Verint also expects separation-related capital expenditures of approximately $10.0 million during the fiscal year ending January 31, 2021, of which approximately $5.0 million is attributable to the Cognyte Business. The majority of these costs are expected to be paid during the fiscal year ending January 31, 2021 and are expected to be financed through ongoing operations and existing cash, cash equivalents and short-term investments. We currently expect to complete the spin-off shortly after the end of this fiscal year ending January 31, 2021, though this timeline may be impacted by the current business environment brought on by the COVID-19 pandemic.

Additionally, following the spin-off, we must maintain independent corporate overhead. Due to the loss of economies of scale and the necessity of establishing independent functions for each company, the separation from Verint into two independent companies is expected to result in total dis-synergies of approximately $11.0 million to Cognyte annually, which costs are primarily associated with corporate functions such as finance, legal, information technology and human resources.

Basis of Presentation

Stand-alone financial statements have not been historically prepared for our business. Our combined financial statements have been derived from the consolidated financial statements and accounting records of Verint as if it operated on its own during the periods presented and were prepared in accordance with GAAP. The primary basis for presenting consolidated financial statements is when one entity has a controlling financial interest in another entity. As there is no controlling financial interest present between or among the entities that comprise our business, we are preparing our financial statements on a combined basis. Verint’s investment in our business is shown in lieu of equity attributable to Cognyte as there is no consolidated entity in which Verint holds an equity interest. Verint’s investment represents its interest in the recorded net assets of Cognyte.

Our combined statements of operations include all revenue and costs directly attributable to Cognyte, including costs for facilities, functions and services used by Cognyte. The combined statements of operations also reflect allocations of general corporate expenses from Verint including, but not limited to, executive management, finance, legal, information technology, employee benefits administration, treasury, risk management, procurement, and other shared services. These allocations were made on a direct usage basis when identifiable, with the remainder allocated on the basis of revenue as a relevant measure. Management of Cognyte and Verint consider these allocations to be a reasonable reflection of the utilization of services by, or the benefits provided to, Cognyte. The allocations may not, however, reflect the expense we would have incurred as a stand-alone company for the period presented. Actual costs that may have been incurred if we had been a stand-alone company would depend on a number of factors, including the chosen organizational structure, what functions were outsourced or performed by employees and strategic decisions made in areas such as information technology and infrastructure.

For further information on the basis of presentation of the combined financial statements see “Note 1. Organization, Operations and Basis of Presentation” to our combined financial statements included elsewhere in this Form 20-F.

Items You Should Consider When Evaluating Our Combined Financial Statements and Assessing Our Future Prospects

Our results of operations, financial position, and cash flows could differ from those that would have resulted if we operated autonomously or as an entity independent of Verint in the periods for which combined financial statements are included in this Form 20-F, and such information may not be indicative of our future operating results or financial performance. As a result, you should consider the following facts when evaluating our historical results of operations and assessing our future prospects:

Recent Developments

COVID-19 Pandemic

On March 11, 2020, the World Health Organization declared the COVID-19 outbreak a global pandemic. The outbreak has reached all of the regions in which we do business, and governmental authorities around the world have implemented numerous measures attempting to contain and mitigate the effects of the virus, including travel bans and restrictions, border closings, quarantines, shelter-in-place orders, shutdowns, limitations or closures of non-essential businesses, and social distancing requirements. Companies around the world, including us, our customers, partners, and vendors, have implemented actions in response, including among others, office closings, site restrictions, and employee travel restrictions. Notwithstanding the loosening of these restrictions in certain countries in certain periods since the onset of the pandemic, the global spread of COVID-19 and actions taken in response have negatively affected us, our customers, partners, and vendors and caused significant economic and business disruption the extent and duration of which is not currently known. In response to these challenges, we quickly adjusted our operations to work from home and we believe our business continuity plan is working well. We are monitoring and assessing the impact of the COVID-19 pandemic daily, including recommendations and orders issued by government and public health authorities. We continue to work to help our customers meet their business continuity needs and help keep the world safe during this difficult time and are managing our operations with a view to resuming normal business activity as soon as possible.

During the six months ended July 31, 2020, our revenue was negatively impacted by delays and reduced spending attributed to the impact of the COVID-19 pandemic on our customers’ operational priorities and as a result of cost containment measures they have implemented. Due to the pandemic, we have seen a reduction or delay in large customer contracts, and we have been unable to conduct face-to-face meetings with existing or prospective customers and partners, present in-person demonstrations of our solutions, or host or attend in-person trade shows and conferences. Limitations on access to the facilities of our customers have also impacted our ability to deliver some of our products, complete certain implementations, and provide in-person consulting and training services, negatively impacting our ability to recognize revenue. We cannot predict how the pandemic will impact our results in future periods, including to the extent that customers delay or miss payments, customers defer, reduce, or refrain from placing orders or renewing subscriptions or support arrangements, or travel restrictions and site access restrictions remain necessary.

In light of the adverse impact of COVID-19 on global economic conditions and our revenue, along with the uncertainty associated with the extent and timing of a potential recovery, we have implemented several cost-reduction actions of varying durations. Such actions have included but are not limited to, reducing our discretionary spending, substantially decreasing capital expenditures, extending days payable outstanding, considering the optimal uses of our cash and other capital resources, and reducing workforce-related costs. These actions may have an adverse impact on us, particularly if they remain in place for an extended period. We continue to evaluate and may decide to implement further cost control strategies to help us mitigate the impact of the pandemic.

The ultimate impact of the COVID-19 pandemic and the effects of the operational alterations we have made in response on our business, financial condition, liquidity and financial results cannot be predicted at this time.

Market Trends

In addition to the impact of the COVID-19 pandemic discussed above, we see the following business trends and factors which may impact our performance:

•	Security Threats are Becoming More Difficult to Detect and Mitigate. Governments and enterprise security organizations face a variety of security challenges, including threats from well-organized and well-funded entities. These threats are becoming increasingly more difficult to detect as bad actors take advantage of the latest technologies to avoid detection and mitigation. Rapid threat detection and quick mitigation are critical to security organizations. Advanced security analytics software can help security organizations find the needles in the haystacks to quickly and effectively address highly sophisticated security attacks. As a result, market demand for such advanced software is on the rise.

•

Data is Growing Rapidly and is Highly Fragmented Across Organizations Making it Harder to Connect the Dots. The growing volume, types and complexity of structured and unstructured data requires new methods and more skilled resources to generate actionable insights quickly. In addition, in many organizations, data is fragmented and spread across organizational silos. Organizations are increasingly seeking holistic analytics solutions that can fuse data from many sources and connect the dots to extract valuable insights.

•

Security Organizations Increasingly Adopt Open Software. Many security organizations have built proprietary solutions with the help of integrators and internal resources. Such solutions present significant limitations in terms of keeping pace with the rapid evolution of technology. More and more, security organizations are looking to deploy open software that can be easily integrated into their environments and frequently updated with the latest analytics and artificial intelligence technologies.

Critical Accounting Policies and Significant Estimates

An appreciation of our critical accounting policies is necessary to understand our financial results. The accounting policies outlined below are considered to be critical because they can materially affect our operating results and financial condition, as these policies may require us to make difficult and subjective judgments regarding uncertainties. The accuracy of these estimates and the likelihood of future changes depend on a range of possible outcomes and a number of underlying variables, many of which are beyond our control, and there can be no assurance that our estimates are accurate.

Revenue Recognition

We derive and report our revenue in three categories: (a) software revenue, including the sale of subscription (i.e., term-based) or perpetual licenses, and appliances that include software that is essential to the product’s functionality, (b) software service revenue, including support revenue and revenue from cloud-based SaaS subscriptions, and (c) professional service and other revenue, including revenue from installation and integration services, customer specific development work, the resale of third-party hardware, and consulting and training services.

We account for revenue in accordance with Accounting Standards Update (“ASU”) No. 2014-09, “Revenue from Contracts with Customers (Topic 606).” Our revenue recognition policies require us to make significant judgments and estimates. In applying our revenue recognition policy, we must determine which portions of our revenue are recognized at a point in time (generally software revenue, and the resale of third-party hardware) and which portions must be deferred and recognized over time (generally software service revenue and professional service revenue). We analyze various factors including, but not limited to, the selling price of undelivered services when sold on a stand-alone basis, our pricing policies, the creditworthiness of our customers, and contractual terms and conditions in helping us to make such judgments about revenue recognition. Changes in judgment on any of these factors could materially impact the timing and amount of revenue recognized in a given period.

Our contracts with customers often include promises to transfer multiple products and services to a customer. In contracts with multiple performance obligations, we identify each performance obligation and evaluate whether the promised goods or services are distinct within the context of the contract at contract inception. Promised goods or services that are not distinct at contract inception are combined. Contracts that include software customization and development services may result in the combination of the customization and development services with the software license as one distinct performance obligation. The transaction price is generally in the form of a fixed fee at contract inception, and excludes taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction, that are collected by us from a customer.

We allocate the transaction price to each distinct performance obligation based on the estimated stand-alone selling price (“SSP”) for each performance obligation. Judgment is required to determine the SSP for each distinct performance obligation. In instances where SSP is not directly observable, such as when we do not sell the product or service separately, we estimate the SSP of each performance obligation based on either an adjusted market assessment approach or a cost-plus margin approach. We may have more than one SSP for individual products and services due to the stratification of those products and services by customers and circumstances. In these instances, we may use information such as the size of the customer and geographic region in determining the SSP.

We then look to how control transfers to the customer in order to determine the timing of revenue recognition. Software revenue is typically recognized when the software is delivered and/or made available for download as this is the point the user of the software can direct the use of, and obtain substantially all of the remaining benefits from the functional intellectual property. We do not recognize software revenue related to the renewal of software licenses earlier than the beginning of the renewal period. Subscription license revenue is recognized when the software is delivered to the customer over the term of the subscription period. In contracts that include customer substantive acceptance, we recognize revenue when we have delivered the software and received customer acceptance. We recognize support revenue, which includes software updates on a when-and-if-available basis, telephone support, and bug fixes or patches, over the term of the customer support agreement, which is typically between one to three years. Revenue related to professional services is typically recognized over time as the services are performed. Revenue related to the resale of third-party hardware is typically recognized at the point in time control transfers to the customer, generally upon shipment or delivery.

Some of our customer contracts require specific customer development work to meet the particular requirements of the customer. The contract pricing is stated as a fixed amount and generally results in the transfer of control of the applicable performance obligation over time. We recognize revenue based on the proportion of labor hours expended to the total hours expected to complete the performance obligation. The determination of the total labor hours expected to complete the performance obligation on fixed fee contracts involves significant judgment. We incorporate revisions to hour and cost estimates when the causal facts become known. We measure our estimate of completion on fixed-price contracts, which in turn determines the amount of revenue we recognize, based primarily on actual hours incurred to date and our estimate of remaining hours necessary to complete the contract.

Our products are generally not sold with a right of return and credits have been minimal in both amount and frequency. Shipping and handling activities that are bundled in the total sell price billed to customers and occur after control over a product has transferred to a customer are accounted for as fulfillment costs and are included in cost of revenue. Historically, these expenses have not been material.

Accounting for Business Combinations

We allocate the purchase price of acquired companies to the tangible and intangible assets acquired, including in-process research and development assets, and liabilities assumed, based upon their estimated fair values at the acquisition date. These fair values are typically estimated with assistance from independent valuation specialists. The purchase price allocation process requires us to make significant estimates and assumptions, especially at the acquisition date with respect to intangible assets, contractual support obligations assumed, contingent consideration arrangements, and pre-acquisition contingencies.

Although we believe the assumptions and estimates we have made in the past have been reasonable and appropriate, they are based in part on historical experience and information obtained from the management of the acquired companies and are inherently uncertain.

Examples of critical estimates in valuing certain of the intangible assets we have acquired or may acquire in the future include but are not limited to:

•	future expected cash flows from software license sales, support agreements, consulting contracts, other customer contracts, and acquired developed technologies;

•	expected costs to develop in-process research and development into commercially viable products and estimated cash flows from the projects when completed;

•	the acquired company’s brand and competitive position, as well as assumptions about the period of time the acquired brand will continue to be used in the combined company’s product portfolio;

•	cost of capital and discount rates; and

•	estimating the useful lives of acquired assets as well as the pattern or manner in which the assets will amortize.

In connection with the purchase price allocations for applicable acquisitions, we estimate the fair value of the contractual support obligations we are assuming from the acquired business. The estimated fair value of the support obligations is determined utilizing a cost build-up approach, which determines fair value by estimating the costs related to fulfilling the obligations plus a reasonable profit margin. The estimated costs to fulfill the support obligations are based on the historical direct costs related to providing the support services. The sum of these costs and operating profit represents an approximation of the amount that we would be required to pay a third party to assume the support obligations.

Goodwill and Other Acquired Intangible Assets

Goodwill is the excess of the aggregate purchase price paid over the fair value of the net tangible and identifiable intangible assets acquired. Goodwill is not amortized and is tested for impairment at least annually or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. We have determined that we operate as one reporting unit and have selected November 1 as the date to perform our annual impairment test. In the valuation of our goodwill, we must make assumptions regarding estimated future cash flows to be derived from our business. If these estimates or their related assumptions change in the future, we may be required to record impairment for these assets.

In testing for goodwill impairment, we may elect to utilize a qualitative assessment to evaluate whether it is more likely than not that the fair value of our reporting unit is less than its carrying amount. If we elect to bypass a qualitative assessment, or if our qualitative assessment indicates that goodwill impairment is more likely than not, we perform quantitative impairment testing. If our quantitative testing determines that the carrying value of our reporting unit exceeds its fair value, goodwill impairment is recognized in an amount equal to that excess, limited to the total goodwill allocated to the reporting unit. There was no impairment of goodwill recorded for the years ended January 31, 2020 and 2019.

For all of our goodwill impairment reviews, the assumptions and estimates used in the process are complex and often subjective. They can be affected by a variety of factors, including external factors such as industry and economic trends, and internal factors such as changes in our business strategy or our internal forecasts. Although we believe the assumptions, judgments, and estimates we have used in our assessments are reasonable and appropriate, a material change in any of our assumptions or external factors could lead to future goodwill or other intangible asset impairment charges.

Acquired identifiable intangible assets include identifiable acquired technologies, customer relationships, trade names, distribution networks, and non-competition agreements. We amortize the cost of finite-lived identifiable intangible assets over their estimated useful lives, which are periods of ten years or less. Amortization is based on the pattern in which the economic benefits of the intangible asset are expected to be realized, which typically is on a straight-line basis. The fair values assigned to identifiable intangible assets acquired in business combinations are determined primarily by using the income approach, which discounts expected future cash flows attributable to these assets to present value using estimates and assumptions determined by management. The acquired identifiable finite-lived intangible assets are being amortized primarily on a straight-line basis, which we believe approximates the pattern in which the assets are utilized, over their estimated useful lives.

Income Taxes

The tax provision is presented on a separate company basis as if we were a separate filer. A portion of our operations have historically been included in the tax returns filed by certain Verint entities for which our business is a part of. The effects of tax adjustments and settlements from taxing authorities are presented in our combined financial statements in the period to which they relate as if we were a separate filer. Our current obligations for taxes are settled with our parent on an estimated basis and adjusted in later periods as appropriate. All income taxes due to or due from our parent that have not been settled or recovered by the end of the period are reflected in net parent investment within the combined financial statements. The tax provision has been calculated as if the business was operating on a stand-alone basis and filed separate tax returns in the jurisdictions in which it operates. Therefore, cash tax payments and items of current and deferred taxes may not be reflective of the actual tax balances had the business been a stand-alone company during the periods presented.

We account for income taxes under the asset and liability method which includes the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in our combined financial statements. Under this approach, deferred taxes are recorded for the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. The provision for income taxes represents income taxes paid or payable for the current year plus deferred taxes. Deferred taxes result from differences between the financial statement and tax bases of our assets and liabilities, and are adjusted for changes in tax rates and tax laws when changes are enacted. The effects of future changes in income tax laws or rates are not anticipated.

We are subject to income taxes in the United States, Israel and numerous foreign jurisdictions. The calculation of our income tax provision involves the application of complex tax laws and requires significant judgment and estimates. We evaluate the realizability of our deferred tax assets for each jurisdiction in which we operate at each reporting date, and establish valuation allowances when it is more likely than not that all or a portion of our deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income of the same character and in the same jurisdiction. We consider all available positive and negative evidence in making this assessment, including, but not limited to, the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies. In circumstances where there is sufficient negative evidence indicating that our deferred tax assets are not more-likely-than-not realizable, we establish a valuation allowance.

We use a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate tax positions taken or expected to be taken in a tax return by assessing whether they are more-likely-than-not sustainable, based solely on their technical merits, upon examination and including resolution of any related appeals or litigation process. The second step is to measure the associated tax benefit of each position as the largest amount that we believe is more-likely-than-not realizable. Differences between the amount of tax benefits taken or expected to be taken in our income tax returns and the amount of tax benefits recognized in our financial statements represent our unrecognized income tax benefits, which we either record as a liability or as a reduction of deferred tax assets. Our policy is to include interest (expense and/or income) and penalties related to unrecognized income tax benefits as a component of the provision for income taxes.

Accounting for Stock-Based Compensation

Certain employees participate in stock-based compensation plans sponsored by Verint. Awards granted under the plans are based on Verint’s common shares and, as such, are included in net parent investment. We recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of the award. We recognize the fair value of the award as compensation expense over the period during which an employee is required to provide service in exchange for the award.

Restricted stock units, including performance-based restricted stock units, are the predominant stock-based payment award. The fair value of these awards is equivalent to the market value of Verint’s common stock on the grant date.

Changes in assumptions can materially affect the estimate of fair value of stock-based compensation and, consequently, the related expense recognized. The assumptions used in calculating the fair value of stock-based payment awards represent best estimates, which involve inherent uncertainties and the application of judgment. As a result, if factors change and different assumptions are used, stock-based compensation expense could be materially different in the future.

Loss Contingencies

We are subject to the possibility of various loss contingencies arising in the ordinary course of business. We consider the likelihood of loss or impairment of an asset, or the incurrence of a liability, as well as our ability to reasonably estimate the amount of loss, in determining loss contingencies. An estimated loss contingency is accrued when it is probable that an asset has been impaired, or a liability has been incurred and the amount of loss can be reasonably estimated. If we determine that a loss is possible, and the range of the loss can be reasonably determined, then we disclose the range of the possible loss. We regularly evaluate current information available to us to determine whether an accrual is required, an accrual should be adjusted, or a range of possible loss should be disclosed.

Concentration of Credit Risk and Significant Customers

We grant credit terms to our customers in the ordinary course of business. Concentrations of credit risk with respect to trade accounts receivable and contract assets are generally limited due to the large number of customers comprising our customer base and their dispersion across different industries and geographic areas. We have both direct and indirect contracts with two governments outside the United States that combined accounted for $51.7 million and $84.3 million of our aggregated accounts receivable and contract assets at January 31, 2020 and 2019, respectively. We believe our contracts with these governments present insignificant credit risk.

For the years ended January 31, 2020 and 2019, we had two government customers that collectively represented approximately 29%, and 27%, respectively, of our total revenue. These customers are governmental organizations that act on behalf of multiple agencies or departments, each of which generally makes its own independent purchasing decisions, and the customers typically enter into separate contracts with us for each order. We believe these government customers present insignificant credit risk. These contracts are entered into in the ordinary course of our business and contain customary terms and conditions for government contracts of this kind, including a right for the customer to terminate the applicable contract with or without cause upon notice. We believe that the loss of one or more of these contracts (which are separately terminable) would not have a material adverse effect on our financial results, especially over the long-term, and that we would be able to reallocate our internal resources to other opportunities, including within our remaining performance obligations, within a reasonably short time frame.

In making this determination of significant customers, we define a customer as an organization from which we have recognized revenue in a reporting period. In situations where a governmental organization acts on behalf of multiple agencies or departments, we treat that organization as the customer for reporting purposes notwithstanding that each of the underlying agencies or departments is generally making its own independent purchasing decisions.

Functional Currency and Financial Statements in U.S. Dollars

Our reporting currency is the U.S. dollar, which is also the functional currency for most of our combined operations. A majority of our revenue occurs outside of Israel in non-Israeli currencies, mainly U.S. dollars, euros, and Singapore dollars. A majority of our purchases of materials and components are denominated in U.S. dollars. A significant portion of our expenses, mainly labor costs, are in New Israeli Shekels. Some of our subsidiaries have functional currencies in Brazilian reals, Singapore dollars and other currencies. Transactions and balances originally denominated in U.S. dollars are presented in their original amounts. Transactions and balances in currencies other than U.S. dollars are remeasured in U.S. dollars according to the principles set forth in Financial Accounting Standards Board Accounting Standards Codification (“ASC”) 830, “Foreign Currency Matters.” Exchange gains and losses arising from remeasurement are reflected in other income (expense), net, in the combined statements of operations.

Components of Results of Operations

Impact of Inflation and Currency Fluctuations on Results of Operations, Liabilities and Assets

Our financial results, which are reported in U.S. dollar, are affected by changes in foreign currency. Most of our revenue and expenses, primarily labor expenses, are denominated in U.S. dollars, euros, New Israeli Shekels, and Singapore dollars. Additionally, certain assets, especially cash, trade receivables and other accounts receivables, as well as part of our liabilities are denominated in U.S. dollars, New Israeli Shekels, euros, and Singapore dollars. As a result, fluctuations in rates of exchange between the U.S. dollar and non-U.S. dollar currencies may affect our operating results and financial condition. The U.S. dollar cost of our operations in Israel may be adversely affected by the appreciation of the New Israeli Shekel against the U.S. dollar. In addition, the value of our non-U.S. dollar revenue could be adversely affected by the depreciation of the U.S. dollar against such currencies.

Conditions in Israel

We are incorporated under the laws of, and our principal executive offices and manufacturing and research and development facilities are located in, the State of Israel. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Operations” for a description of governmental, economic, fiscal, monetary and political policies or factors that have materially affected or could materially affect our operations.

Results of Operations for the Six Months Ended July 31, 2020 and 2019

Overview of Operating Results

The following table sets forth a summary of certain key financial information for the six months ended July 31, 2020 and 2019:

	Six Months Ended July 31,
(in thousands)	2020	2019
Revenue	$206,459	$221,033
Operating income	$7,996	$10,066
Net income attributable to Cognyte Business of Verint Systems Inc.	$2,029	$10,430

Our revenue decreased approximately $14.5 million, or 7%, from $221.0 million in the six months ended July 31, 2019 to $206.5 million in the six months ended July 31, 2020. The decrease consisted of a $16.9 million decrease in professional service and other revenue and a $4.7 million decrease in software revenue, partially offset by a $7.1 million increase in software service revenue. For additional details on our revenue, see “—Software Revenue, Software Service Revenue, and Professional Service and Other Revenue.” Revenue from end users located in the Americas, EMEA and APAC represented approximately 20%, 38% and 42% of our total revenue, respectively, in the six months ended July 31, 2020, compared to approximately 20%, 46% and 34%, respectively, in the six months ended July 31, 2019.

Operating income was $8.0 million in the six months ended July 31, 2020 compared to $10.1 million in the six months ended July 31, 2019. This decrease in operating income was primarily due to a $3.3 million increase in operating expenses, partially offset by a $1.2 million increase in gross profit. The $3.3 million increase in operating expenses primarily consisted of a $5.6 million increase in net research and development expenses and a $0.4 million increase in amortization of acquired technology intangible assets, partially offset by a $2.7 million decrease in selling, general and administrative expenses.

Net income attributable to the Cognyte Business was $2.0 million in the six months ended July 31, 2020, compared to net income attributable to the Cognyte Business of $10.4 million in the six months ended July 31, 2019. The decrease in net income attributable to the Cognyte Business in the six months ended July 31, 2020 was primarily due to a $5.1 million increase in our provision for income taxes, a $2.0 million decrease in operating income, as described above, and a $1.3 million decrease in total other income, net.

A portion of our business is conducted in currencies other than the U.S. dollar, and therefore our revenue and operating expenses are affected by fluctuations in applicable foreign currency exchange rates. When comparing average exchange rates for the six months ended July 31, 2020 to average exchange rates for the six months ended July 31, 2019, the U.S. dollar strengthened relative to the euro, Brazilian real, and Singapore dollar resulting in an overall decrease in our revenue, cost of revenue, and operating expenses on a U.S. dollar-denominated basis. For the six months ended July 31, 2020, had foreign exchange rates remained unchanged from rates in effect for the six months ended July 31, 2019, our revenue would have been approximately $2.8 million higher and our cost of revenue and operating expenses on a combined basis would have been approximately $0.2 million higher, which would have resulted in a $2.6 million increase in operating income.

As of July 31, 2020, we employed approximately 2,000 professionals, including part-time employees and certain contractors, compared to approximately 2,100 at July 31, 2019.

Revenue

Volume and Price

We sell products in multiple configurations, and the price of any particular product varies depending on the configuration of the product sold. Due to the variety of customized configurations for each product we sell, we are unable to quantify the amount of any revenue changes attributable to a change in the price of any particular product and/or a change in the number of products sold.

Software Revenue, Software Service Revenue, and Professional Service and Other Revenue

We derive and report our revenue in three categories: (a) software revenue, including the sale of subscription (i.e., term-based) or perpetual licenses, and appliances that include software that is essential to the product’s functionality, (b) software service revenue, including support revenue and revenue from cloud-based SaaS subscriptions, and (c) professional service and other revenue, including revenue from installation and integration services, customer specific development work, the resale of third-party hardware, and consulting and training services.

The following table sets forth revenue for the six months ended July 31, 2020 and 2019:

	Six Months Ended July 31,		% Change
(in thousands)	2020	2019	2020 - 2019
Software revenue	$86,545	$91,248	(5)%
Software service revenue	91,843	84,728	8%
Professional service and other revenue	28,071	45,057	(38)%

Total revenue	$206,459	$221,033	(7)%

Software Revenue

Software revenue decreased approximately $4.7 million, or 5%, from $91.2 million for the six months ended July 31, 2019 to $86.5 million for the six months ended July 31, 2020. The decrease in software revenue was primarily due to a decrease in software and appliance deliveries due to delays attributed to the impact of COVID-19, as our customers shifted their attention to addressing operational challenges associated with the pandemic, partially offset by an increase in revenue from subscription licenses.

Software Service Revenue

Software service revenue increased approximately $7.1 million, or 8%, from $84.7 million for the six months ended July 31, 2019 to $91.8 million for the six months ended July 31, 2020 resulting primarily from an increase in our SaaS subscription revenue and an increase in support revenue due to an increase in our customer installed base.

Professional Service and Other Revenue

Professional service and other revenue decreased approximately $16.9 million, or 37%, from $45.1 million for the six months ended July 31, 2019 to $28.1 million for the six months ended July 31, 2020. The decrease was primarily due to a reduction in deployment activities due to COVID-19 restrictions, a decrease in customer specific development work as we continue our productization process, and a decrease in third-party hardware reselling activity as a result of our ongoing software model transition.

Cost of Revenue

The following table sets forth cost of revenue by software, software service and professional service and other, as well as amortization of acquired technology for the six months ended July 31, 2020 and 2019:

	Six Months Ended July 31,		% Change
(in thousands)	2020	2019	2020 - 2019
Cost of software revenue	$15,851	$16,042	(1)%
Cost of software service revenue	22,128	22,431	(1)%
Cost of professional service and other revenue	26,074	40,142	(35)%
Amortization of acquired technology	492	1,682	(71)%

Total cost of revenue	$64,545	$80,297	(20)%

Cost of Software Revenue

Cost of software revenue primarily consists of costs related to the essential appliance and royalties due to third parties for software components that are embedded in our solutions. Cost of software revenue also includes amortization of capitalized software development costs and personnel related expenses for resources dedicated to product delivery. In addition, our cost of software revenue includes stock-based compensation expenses and overhead allocations such as facility costs, IT cost, and other overhead expenses. In accordance with GAAP and our accounting policy, the cost of software revenue related to materials and royalties is generally expensed upon shipment and cost of software revenue related to personnel and related expenses is generally expensed as incurred in the period in which the personnel related services are performed.

Some of our software products require essential appliances, which tend to have lower gross margins than our pure software offerings, and therefore the mix of products we sell in a particular period can have a significant impact on our gross margins in that period.

Cost of software revenue decreased approximately $0.1 million, or 1%, from $16.0 million for the six months ended July 31, 2019 to $15.9 million for the six months ended July 31, 2020, primarily due to a corresponding decrease in software revenue due to delays attributed to the impact of COVID-19. Software revenue gross margins remained the same at 82% in the six months ended July 31, 2019 and 2020.

Cost of Software Service Revenue

Cost of software service revenue primarily consists of personnel costs and related expenses and travel expenses relating to provision of support and maintenance services. Cost of software service revenue also includes costs and royalties paid to third-party SaaS providers. In addition, our cost of software service revenue includes stock-based compensation expenses and overhead allocations, such as facility costs, IT cost, and other overhead expenses. In accordance with GAAP and our accounting policy, the cost of software service revenue is generally expensed as incurred in the period in which the services are performed.

Cost of software service revenue decreased approximately $0.3 million, or 1%, from $22.4 million in the six months ended July 31, 2019 to $22.1 million in the six months ended July 31, 2020. The decrease was primarily due to a decrease in personnel costs and related expenses due to cost reduction initiatives we implemented related to COVID-19. Our software service gross margins increased from 74% in the six months ended July 31, 2019 to 76% in the six months ended July 31, 2020 primarily due to a more efficient support cost structure, including savings in personnel costs and travel expenses, and an improved product mix for SaaS subscriptions.

Cost of Professional Service and Other Revenue

Cost of professional service and other revenue consists of personnel costs and related expenses, travel expenses associated with provision of installation, training, consulting and development services resources dedicated to project management and hardware material costs of third-party resale hardware revenue. Cost of professional service and other revenue also includes stock-based compensation expenses and allocation of overhead costs, such as facility, IT, operations costs, and other overhead expenses. In accordance with GAAP and our accounting policy, the cost of professional service revenue is generally expensed as incurred in the period in which the services are performed. Costs related to third-party hardware are expensed at the point in time that control is transferred to the customer.

Cost of professional service and other revenue decreased approximately $14.0 million, or 35%, from $40.1 million in the six months ended July 31, 2019 to $26.1 million in the six months ended July 31, 2020. The decrease was primarily due to a decrease in personnel costs and travel related expenses as a result of a decrease in deployment services due to COVID-19 restrictions, as well as a reduction in third-party hardware reselling as a result of our ongoing software model transition. Our professional service and other gross margins decreased from 11% in the six months ended July 31, 2019 to 7% in the six months ended July 31, 2020, primarily due to lower professional services revenue due to COVID-19, which resulted in revenue decreasing at a faster rate than professional service costs.

Amortization of Acquired Technology

Amortization of acquired technology decreased approximately $1.2 million, or 71%, from $1.7 million in the six months ended July 31, 2019 to $0.5 million in the six months ended July 31, 2020. The decrease was attributable to acquired technology intangible assets from historical business combinations becoming fully amortized during the six months ended July 31, 2020, partially offset by amortization expense of acquired technology-based intangible assets associated with recent business combinations.

Further discussion regarding our business combinations appears in Note 6, “Business Combinations” to our condensed combined financial statements included in this Form 20-F.

Research and Development, Net

Research and development expenses consist primarily of personnel costs and related expenses, facility costs, and other allocated overhead, net of certain software development costs that are capitalized, as well as reimbursements under government programs. Software development costs are capitalized upon the establishment of technological feasibility and continue to be capitalized through the general release of the related software product.

The following table sets forth research and development, net for the six months ended July 31, 2020 and 2019:

	Six Months Ended July 31,		% Change
(in thousands)	2020	2019	2020 - 2019
Research and development, net	$60,256	$54,672	10%

Research and development, net increased approximately $5.6 million, or 10%, from $54.7 million in the six months ended July 31, 2019 to $60.3 million in the six months ended July 31, 2020. The increase primarily reflects the investment we are making to further productize our portfolio as a result of our ongoing software model transition. The investment includes adding personnel with new skills as well as reallocating existing engineering resources from custom development work.

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist primarily of personnel costs and related expenses, professional fees, changes in the fair values of our obligations under contingent consideration arrangements, sales and marketing expenses, including travel costs, sales commissions and sales referral fees, facility costs, communication expenses, and other administrative expenses.

The following table sets forth selling, general and administrative expenses for the six months ended July 31, 2020 and 2019:

	Six Months Ended July 31,		% Change
(in thousands)	2020	2019	2020 - 2019
Selling, general and administrative	$73,022	$75,743	(4)%

Selling, general and administrative expenses decreased approximately $2.7 million, or 4%, from $75.7 million in the six months ended July 31, 2019 to $73.0 million in the six months ended July 31, 2020. This decrease was primarily attributable to cost reduction initiatives we implemented in response to the COVID-19 pandemic, which resulted in a $3.5 million decrease in travel and entertainment expenses and a $0.8 million decrease in marketing related expenses due to the cancellation of certain sales and marketing events. Certain selling, general and administrative costs that were temporarily reduced due to COVID-19 cost-saving initiatives were restored in the latter part of our fiscal second quarter. Additionally, there was a $1.9 million decrease in agent commission expenses and a $1.1 million decrease in legal expenses. These decreases were partially offset by a $3.6 million increase in expenses related to the planned separation of our business from Verint and a $1.0 million increase due to the change in the fair value of our obligations under contingent consideration arrangements from a net benefit of $2.3 million in the six months ended July 31, 2019 to a net benefit of $1.3 million in the six months ended July 31, 2020.

The impact of contingent consideration arrangements on our operating results can vary over time as we revise our outlook for achieving the performance targets underlying the arrangements. This impact on our operating results may be more significant in some periods than in others, depending on a number of factors, including the magnitude of the change in the outlook for each arrangement separately as well as the number of contingent consideration arrangements in place, the liabilities requiring adjustment in that period, and the net effect of those adjustments.

Amortization of Other Acquired Intangible Assets

Amortization of other acquired intangible assets consists of amortization of certain intangible assets acquired in connection with business combinations, including customer relationships, distribution networks, trade names and non-compete agreements.

The following table sets forth amortization of other acquired intangible assets for the six months ended July 31, 2020 and 2019:

	Six Months Ended July 31,		% Change
(in thousands)	2020	2019	2020 - 2019
Amortization of other acquired intangible assets	$640	$255	100%

Amortization of other acquired intangible assets increased approximately $0.3 million, or 100%, from $0.3 million in the six months ended July 31, 2019 to $0.6 million in the six months ended July 31, 2020. The increase was attributable to amortization expense from acquired intangible assets from recent business combinations, partially offset by acquired customer-related intangible assets from historical business combinations becoming fully amortized during the six months ended July 31, 2020.

Further discussion regarding our business combinations appears in Note 6, “Business Combinations” to our condensed combined financial statements included elsewhere in this Form 20-F.

Other Income, Net

The following table sets forth total other income, net for the six months ended July 31, 2020 and 2019:

	Six Months Ended July 31,		% Change
(in thousands)	2020	2019	2020 - 2019
Interest income	$953	$2,022	(53)%

Interest expense	(84)	(246)	(66)%

Other income (expense):
Foreign currency losses	(375)	(91)	*
Gains on derivatives	413	645	(36)%
Other, net	97	(22)	*

Other income, net	135	532	(75)%

Total other income, net	$1,004	$2,308	(56)%

*	Percentage is not meaningful.

Total other income, net, decreased by $1.3 million from $2.3 million in the six months ended July 31, 2019 to $1.0 million in the six months ended July 31, 2020.

Interest income decreased from $2.0 million in the six months ended July 31, 2019 to $1.0 million in the six months ended July 31, 2020 primarily due to declining interest rates during the period.

We recorded $0.4 million of net foreign currency losses in the six months ended July 31, 2020 compared to $0.1 million of net foreign currency losses in the six months ended July 31, 2019. Our foreign currency losses are primarily the result of the fluctuation of the U.S. dollar relative to other foreign currencies, mainly the New Israeli Shekel, euro, and Singapore dollar.

Net gains on derivative financial instruments (not designated as hedging instruments) were $0.4 million and $0.6 million for the six months ended July 31, 2020 and 2019, respectively. The net gains primarily reflected gains on contracts executed to hedge movements in the exchange rate between the U.S. dollar and the Singapore dollar.

Provision for Income Taxes

The following table sets forth our provision for income taxes for the six months ended July 31, 2020 and 2019:

	Six Months Ended July 31,		% Change
(in thousands)	2020	2019	2020 - 2019
Provision for income taxes	$3,406	$(1,767)	(293)%

Our effective income tax rate was 37.8% for the six months ended July 31, 2020, compared to a negative effective income tax rate of 14.3% for the six months ended July 31, 2019. The effective tax rate differs from the U.S. federal statutory rate of 21% primarily due to the impact of U.S. taxation of certain Non-US activities, offset by lower statutory rates in several Non-US jurisdictions. The result was an income tax provision of $3.4 million on pre-tax income of $9.0 million, which represented an effective income tax rate of 37.8%.

For the six months ended July 31, 2019, the effective tax rate differs from the U.S. federal statutory rate of 21% primarily due to a net tax benefit of $5.9 million recorded in relation to changes in unrecognized income tax benefits and other items as a result of an audit settlement in a Non-US jurisdiction and the impact of U.S. taxation of certain Non-US activities, offset by lower statutory rates in several Non-US jurisdictions. The result was an income tax benefit of $1.8 million on pre-tax income of $12.4 million, which represented a negative effective income tax rate of 14.3%. Excluding the income tax benefit attributable to the audit settlement, the result was an income tax provision of $4.1 million and an effective tax rate of 33.1%.

Results of Operations for the Years Ended January 31, 2020 and 2019

Overview of Operating Results

The following table sets forth a summary of certain key financial information for the years ended January 31, 2020 and 2019:

	Year Ended January 31,
(in thousands)	2020	2019
Revenue	$457,109	$433,460
Operating income	$27,313	$18,689
Net income attributable to Cognyte Business of Verint Systems Inc.	$20,191	$8,728

Our revenue increased approximately $23.6 million, or 5%, from $433.5 million in the year ended January 31, 2019 to $457.1 million in the year ended January 31, 2020. The increase consisted of a $13.7 million increase in software service revenue, and a $10.4 million increase in software revenue, partially offset by a $0.5 million decrease in professional service and other revenue. For additional details on our revenue, see “—Software Revenue, Software Service Revenue, and Professional Service and Other Revenue.” Revenue from end users located in the Americas, EMEA and APAC represented approximately 21%, 45% and 34% of our total revenue, respectively, in the year ended January 31, 2020, compared to approximately 25%, 37% and 38%, respectively, in the year ended January 31, 2019.

Operating income was $27.3 million in the year ended January 31, 2020 compared to $18.7 million in the year ended January 31, 2019. This increase in operating income was primarily due to a $36.4 million increase in gross profit, offset by a $27.8 million increase in operating expenses, which primarily consisted of a $16.6 million increase in selling, general and administrative expenses and an $11.3 million increase in net research and development expenses, offset by a $0.1 million decrease in amortization of acquired technology intangible assets.

Net income attributable to the Cognyte Business was $20.2 million in the year ended January 31, 2020, compared to net income attributable to the Cognyte Business of $8.7 million in the year ended January 31, 2019. The increase in net income attributable to the Cognyte Business in the year ended January 31, 2020 was primarily due to an $8.6 million increase in operating income, as described above, a $5.1 million decrease in our provision for income taxes, and a $1.3 million increase in total other income, net, partially offset by a $3.6 million increase in net income attributable to our noncontrolling interests.

A portion of our business is conducted in currencies other than the U.S. dollar, and therefore our revenue and operating expenses are affected by fluctuations in applicable foreign currency exchange rates. When comparing average exchange rates for the year ended January 31, 2020 to average exchange rates for the year ended January 31, 2019, the U.S. dollar strengthened relative to the euro, Brazilian real, and Singapore dollar resulting in an overall decrease in our revenue, cost of revenue, and operating expenses on a U.S. dollar-denominated basis. For the year ended January 31, 2020, had foreign exchange rates remained unchanged from rates in effect for the year ended January 31, 2019, our revenue would have been approximately $4.4 million higher and our cost of revenue and operating expenses on a combined basis would have been approximately $2.1 million higher, which would have resulted in a $2.3 million increase in operating income.

As of January 31, 2020, we employed approximately 2,100 professionals, including part-time employees and certain contractors, compared to approximately 2,000 at January 31, 2019.

Revenue

Software Revenue, Software Service Revenue, and Professional Service and Other Revenue

The following table sets forth revenue for the years ended January 31, 2020 and 2019:

	Year Ended January 31,		% Change
(in thousands)	2020	2019	2020 - 2019
Software revenue	$201,487	$191,062	5%
Software service revenue	171,866	158,146	9%
Professional service and other revenue	83,756	84,252	(1)%

Total revenue	$457,109	$433,460	5%

Software Revenue

Software revenue increased approximately $10.4 million, or 5%, from $191.1 million for the year ended January 31, 2019 to $201.5 million for the year ended January 31, 2020 resulting from an increase in demand for our products, including subscription licenses.

Software Service Revenue

Software service revenue increased approximately $13.8 million, or 9%, from $158.1 million for the year ended January 31, 2019 to $171.9 million for the year ended January 31, 2020 resulting primarily from an increase in support revenue due to an increase in our customer installed base.

Professional Service and Other Revenue

Professional service and other revenue decreased approximately $0.5 million, or 1%, from $84.3 million for the year ended January 31, 2019 to $83.8 million for the year ended January 31, 2020 resulting from a decrease in third-party hardware reselling activity as we continue our software model transition, partially offset by an increase in professional services revenue.

Cost of Revenue

The following table sets forth cost of revenue by software, software service and professional service and other, as well as amortization of acquired technology for the years ended January 31, 2020 and 2019:

	Year Ended January 31,		% Change
(in thousands)	2020	2019	2020-2019
Cost of software revenue	$36,071	$34,144	6%
Cost of software service revenue	45,012	51,237	(12)%
Cost of professional service and other revenue	80,517	83,975	(4)%
Amortization of acquired technology	2,405	7,416	(68)%

Total cost of revenue	$164,005	$176,772	(7)%

Cost of Software Revenue

Cost of software revenue increased approximately $2.0 million, or 6%, from $34.1 million for the year ended January 31, 2019 to $36.1 million for the year ended January 31, 2020, primarily due to a corresponding increase in our software revenue. Software revenue gross margins remained unchanged at 82% in the years ended January 31, 2019 and January 31, 2020.

Cost of Software Service Revenue

Cost of software service revenue decreased approximately $6.2 million, or 12%, from $51.2 million in the year ended January 31, 2019 to $45.0 million in the year ended January 31, 2020. The decrease was primarily due to a decrease in personnel costs and related expenses. Our software service gross margins increased from 68% in the year ended January 31, 2019 to 74% in the year ended January 31, 2020 primarily due to an increase in support revenue and a more effective cost structure.

Cost of Professional Service and Other Revenue

Cost of professional service and other revenue decreased approximately $3.5 million, or 4%, from $84.0 million in the year ended January 31, 2019 to $80.5 million in the year ended January 31, 2020. The decrease was primarily due to a reduction in third-party hardware reselling, partially offset by a slight increase in professional service implementation expenses. Our professional service and other gross margins increased from 0% in the year ended January 31, 2019 to 4% in the year ended January 31, 2020, primarily due to a decrease in hardware and personnel costs.

Amortization of Acquired Technology

Amortization of acquired technology decreased approximately $5.0 million, or 68%, from $7.4 million in the year ended January 31, 2019 to $2.4 million in the year ended January 31, 2020. The decrease was attributable to acquired technology intangible assets from historical business combinations becoming fully amortized during the year ended January 31, 2020, partially offset by amortization expense of acquired technology-based intangible assets associated with recent business combinations.

Further discussion regarding our business combinations appears in Note 6, “Business Combinations” to our combined financial statements included elsewhere in this Form 20-F.

Research and Development, Net

The following table sets forth research and development, net for the year ended January 31, 2020 and 2019:

	Year Ended January 31,		% Change
(in thousands)	2020	2019	2020 - 2019
Research and development, net	$111,297	$100,006	11%

Research and development, net increased approximately $11.3 million, or 11%, from $100.0 million in the year ended January 31, 2019 to $111.3 million in the year ended January 31, 2020. The increase was primarily due to a $6.5 million increase in personnel costs and related expenses and a $6.0 million increase in R&D subcontractor costs, which were to support our investments to further productize our portfolio, a $1.4 million increase in stock-based compensation expenses under Verint’s stock plans, as a result of a change in R&D employee bonus payment structure, and a $0.8 million increase in software subscription costs related to internal-use software, partially offset by a $4.4 million increase in capitalized software development costs in the year ended January 31, 2020 compared to the year ended January 31, 2019.

Selling, General and Administrative Expenses

The following table sets forth selling, general and administrative expenses for the years ended January 31, 2020 and 2019:

	Year Ended January 31,		% Change
(in thousands)	2020	2019	2020 - 2019
Selling, general and administrative	$153,901	$137,342	12%

Selling, general and administrative expenses increased approximately $16.6 million, or 12%, from $137.3 million in the year ended January 31, 2019 to $153.9 million in the year ended January 31, 2020. This increase was primarily attributable to a $7.4 million increase in employee compensation expenses due to increased headcount and sales commissions, a $3.4 million increase in stock-based compensation expenses under Verint’s stock plans, primarily due to an increase in year-over-year Verint stock price, a $2.3 million increase in the use of contractors for corporate support activities, a $1.2 million increase in depreciation expenses on fixed assets used for general administration purposes, a $1.2 million increase in agent commission expenses and an increase in various other costs to a lower extent. These increases were partially offset by a $1.2 million decrease due to the change in the fair value of our obligations under contingent consideration arrangements from a net benefit of $4.2 million in the year ended January 31, 2019 to a net benefit of $5.4 million during the year ended January 31, 2020, as a result of revised outlooks for achieving the performance targets under several unrelated contingent consideration arrangements.

The impact of contingent consideration arrangements on our operating results can vary over time as we revise our outlook for achieving the performance targets underlying the arrangements. This impact on our operating results may be more significant in some periods than in others, depending on a number of factors, including the magnitude of the change in the outlook for each arrangement separately as well as the number of contingent consideration arrangements in place, the liabilities requiring adjustment in that period, and the net effect of those adjustments.

Amortization of Other Acquired Intangible Assets

The following table sets forth amortization of other acquired intangible assets for the years ended January 31, 2020 and 2019:

	Year Ended January 31,		% Change
(in thousands)	2020	2019	2020 - 2019
Amortization of other acquired intangible assets	$593	$651	(9)%

Amortization of other acquired intangible assets decreased approximately $0.1 million, or 9%, from $0.7 million in the year ended January 31, 2019 to $0.6 million in the year ended January 31, 2020 as a result of acquired customer-related intangible assets from historical business combinations becoming fully amortized during the year ended January 31, 2020, partially offset by an increase in amortization expense from acquired intangible assets from recent business combinations.

Further discussion regarding our business combinations appears in Note 6, “Business Combinations” to our combined financial statements included elsewhere in this Form 20-F.

Other Income, Net

The following table sets forth total other income, net for the years ended January 31, 2020 and 2019:

	Year Ended January 31,		% Change
(in thousands)	2020	2019	2020 - 2019
Interest income	$3,509	$3,165	11%

Interest expense	(481)	(499)	(4)%

Other income (expense):
Foreign currency losses	(728)	(2,094)	(65)%
Gains on derivatives	395	726	(46)%
Other, net	(71)	(46)	54%

Other expense, net	(404)	(1,414)	(71)%

Total other income, net	$2,624	$1,252	110%

Total other income, net, increased by $1.3 million from $1.3 million in the year ended January 31, 2019 to $2.6 million in the year ended January 31, 2020.

We recorded $0.7 million of net foreign currency losses in the year ended January 31, 2020, compared to $2.1 million of net foreign currency losses in the year ended January 31, 2019. Our foreign currency gains and losses are primarily the result of the fluctuation of the U.S. dollar relative to other foreign currencies, mainly the New Israeli Shekel, euro, and Singapore dollar.

Net gains on derivative financial instruments (not designated as hedging instruments) were $0.4 million and $0.7 million for the years ended January 31, 2020 and 2019, respectively. The net gains primarily reflected gains on contracts executed to hedge movements in the exchange rate between the U.S. dollar and the Singapore dollar.

Provision for Income Taxes

The following table sets forth our provision for income taxes for the years ended January 31, 2020 and 2019:

	Year Ended January 31,		% Change
(in thousands)	2020	2019	2020 - 2019
Provision for income taxes	$2,567	$7,620	(66)%

Our effective income tax rate was 8.6% for the year ended January 31, 2020, compared to an effective income tax rate of 38.2% for the year ended January 31, 2019. For the year ended January 31, 2020, our effective income tax rate was lower than the U.S. federal statutory income tax rate of 21.0% primarily due to a net tax benefit of $13.3 million recorded in relation to changes in unrecognized income tax benefits and other items as a result of an audit settlement in a non-U.S. jurisdiction, partially offset by the mix and levels of income and losses among taxing jurisdictions and the impact of U.S. taxation of certain non-U.S. activities.

For the year ended January 31, 2019, our effective income tax rate was higher than the U.S. federal statutory income tax rate of 21.0% due to the impacts of U.S. taxation of certain non-U.S. operations and the mix and levels of income and losses among taxing jurisdictions, which was partially offset by changes in unrecognized income tax benefits and other items as a result of an audit settlement in a non-U.S. jurisdiction and deductions in non-U.S. jurisdictions for income tax purposes not recorded under GAAP.

5.B. LIQUIDITY AND CAPITAL RESOURCES

Overview

Our primary recurring source of cash is the collection of proceeds from the sale of products and services to our customers, including cash periodically collected in advance of delivery or performance.

Our primary recurring use of cash is payment of our operating costs, which consist primarily of employee-related expenses, such as compensation and benefits, as well as general operating expenses for travel, marketing, facilities and overhead costs, and capital expenditures. Cash generated from operations, along with our existing cash, cash equivalents, and short-term investments, are our primary sources of operating liquidity, and we believe that our operating liquidity is sufficient to support our current business operations, and capital expenditure requirements.

We have historically expanded our business in part by investing in strategic growth initiatives, including acquisitions of products, technologies, and businesses. We have used cash as consideration for all of our historical business acquisitions, including approximately $18.7 million and $3.8 million of net cash expended for business acquisitions during the years ended January 31, 2020 and 2019, respectively. We did not complete any business acquisitions during the six months ended July 31, 2020 and 2019, respectively.

We continually examine our options with respect to terms and sources of existing and future short-term and long-term capital resources to enhance our operating results and to ensure that we retain financial flexibility. We have not historically raised capital through the issuance of equity or the incurrence of debt, however may do so in the future.

Cash balances that are restricted pursuant to the terms of various agreements are classified as restricted cash and included in restricted cash and cash equivalents, and restricted bank time deposits, and other assets in our combined balance sheets. These restricted balances primarily represent deposits to secure bank guarantees in connection with customer sales contracts. The amounts of these deposits can vary depending upon the terms of the underlying contracts and were not available for general operating use. As of July 31, 2020 and January 31, 2020 we held $53.3 million and $69.4 million, respectively, of restricted cash, cash equivalents, and restricted bank time deposits (including long-term portions).

Based on past performance and current expectations, we believe that our cash, cash equivalents, short-term investments and cash generated from operations will be sufficient to meet anticipated operating costs, working capital needs, ordinary course capital expenditures, research and development spending, and other commitments for at least the next twelve months.

Our liquidity could be negatively impacted by a decrease in demand for our products and service and support, including the impact of changes in customer buying behavior due to circumstances over which we have no control. If we determine to make additional business acquisitions or otherwise require additional funds, we may need to raise additional capital, which could involve the issuance of equity or debt securities or entry into or expansion of a credit facility.

Cash Flow Activity for the Six Months Ended July 31, 2020 and 2019

The following table summarizes our total cash, cash equivalents, restricted cash, cash equivalents, and bank time deposits, and short-term investments, as of July 31, 2020 and 2019:

	July 31,
(in thousands)	2020	2019
Cash and cash equivalents	$188,065	$218,665
Restricted cash and cash equivalents, and restricted bank time deposits (excluding long term portions)	31,616	24,239
Short-term investments	18,238	20,944

Total cash, cash equivalents, restricted cash and cash equivalents, restricted bank time deposits, and short-term investments	$237,919	$263,848

A summary of the sources and uses of cash, cash equivalents, restricted cash and restricted cash equivalents is as follows:

	Six Months Ended July 31,
(in thousands)	2020	2019
Net cash provided by operating activities	$15,343	$24,361
Net cash (used in) provided by investing activities	(5,697)	1,021
Net cash used in financing activities	(21,844)	(61,774)
Effect of foreign currency exchange rate changes on cash, cash equivalents, restricted cash, and restricted cash equivalents	(1,433)	(472)

Net decrease in cash, cash equivalents, restricted cash, and restricted cash equivalents	$(13,631)	$(36,864)

Our operating activities generated $15.3 million of cash during the six months ended July 31, 2020, which was offset by $27.5 million of net cash used in combined investing and financing activities during this period. Further discussion of these items appears below.

Capital Allocation Framework

As noted above, after cash utilization required for working capital, capital expenditures and required debt services for the credit facility we expect to enter, we expect that our primary usage of cash for the foreseeable future will be for business combinations.

Operating Activities

Net cash provided by operating activities is driven primarily by our net income or loss, as adjusted for non-cash items, and working capital changes. Operating activities generated $15.3 million of net cash during the six months ended July 31, 2020, compared to $24.4 million generated during the six months ended July 31, 2019. Our decreased operating cash flow in the current year was primarily due to lower net income and the net effect of non-cash items, partially offset by the net effect of changes in operating assets and liabilities, as compared to the prior year.

Our cash flow from operating activities can fluctuate from period to period due to several factors, including the timing of our billings and collections, the timing and amounts of interest, income tax and other payments, and our operating results.

Investing Activities

During the six months ended July 31, 2020, our investing activities used $5.7 million of net cash, including $11.3 million of net purchases of short-term investments and $10.3 million of payments for property, equipment, and capitalized software development costs. The cash used by these investing activities was partially offset by a $15.5 million decrease in restricted bank time deposits during the period and $0.4 million of proceeds from settlements of our derivative financial instruments not designated as hedges. Restricted bank time deposits are typically deposits, which do not qualify as cash equivalents, used to secure bank guarantees in connection with sales contracts, the amounts of which will fluctuate from period to period.

During the six months ended July 31, 2019, our investing activities generated $1.0 million of net cash, including $7.1 million of net maturities and sales of short-term investments and $1.7 million decrease in restricted bank time deposits during the period, partially offset by $8.0 million of payments for property, equipment, and capitalized software development costs.

We had no significant commitments for capital expenditures at July 31, 2020.

Financing Activities

For the six months ended July 31, 2020, our financing activities used $21.8 million of net cash, the most significant portions of which were $18.1 million for net parent transfers and $3.4 million for the financing portion of payments under contingent consideration arrangements related to prior business combinations.

For the six months ended July 31, 2019, our financing activities used $61.8 million of net cash, the most significant portions of which were $58.8 million for net parent transfers and $2.9 million for the financing portion of payments under contingent consideration arrangements related to prior business combinations.

Cash Flow Activity for the Years Ended January 31, 2020 and 2019

The following table summarizes our total cash, cash equivalents, restricted cash, cash equivalents, and bank time deposits, and short-term investments, as of January 31, 2020 and 2019:

	January 31,
(in thousands)	2020	2019
Cash and cash equivalents	$201,090	$240,192
Restricted cash and cash equivalents, and restricted bank time deposits (excluding long term portions)	43,813	42,262
Short-term investments	6,603	31,061

Total cash, cash equivalents, restricted cash and cash equivalents, restricted bank time deposits, and short-term investments	$251,506	$313,515

A summary of the sources and uses of cash, cash equivalents, restricted cash and restricted cash equivalents is as follows:

	Year Ended January 31,
(in thousands)	2020	2019
Net cash provided by operating activities	$67,186	$53,735
Net cash used in investing activities	(29,541)	(68,339)
Net cash (used in) provided by financing activities	(85,973)	6,057
Effect of foreign currency exchange rate changes on cash, cash equivalents, restricted cash, and restricted cash equivalents	(985)	(544)

Net decrease in cash, cash equivalents, restricted cash, and restricted cash equivalents	$(49,313)	$(9,091)

Our operating activities generated $67.2 million of cash during the year ended January 31, 2020, which was offset by $115.5 million of net cash used in combined investing and financing activities during this period. Further discussion of these items appears below.

Capital Allocation Framework

As noted above, after cash utilization required for working capital, capital expenditures and required debt services for the credit facility we expect to enter, we expect that our primary usage of cash for the foreseeable future will be for business combinations.

Operating Activities

Net cash provided by operating activities is driven primarily by our net income or loss, as adjusted for non-cash items, and working capital changes. Operating activities generated $67.2 million of net cash during the year ended January 31, 2020, compared to $53.7 million generated during the year ended January 31, 2019. Our improved operating cash flow in the current year was primarily due to the net effect of changes in operating assets and liabilities and higher net income, partially offset by the net effect of non-cash items and higher net income tax payments, as compared to the prior year.

Our cash flow from operating activities can fluctuate from period to period due to several factors, including the timing of our billings and collections, the timing and amounts of interest, income tax and other payments, and our operating results.

Investing Activities

During the year ended January 31, 2020, our investing activities used $29.5 million of net cash, including $21.3 million of payments for property, equipment, and capitalized software development costs, $18.7 million for business acquisitions, and a $14.2 million increase in restricted bank time deposits during the period. Restricted bank time deposits are typically deposits, which do not qualify as cash equivalents, used to secure bank guarantees in connection with sales contracts, the amounts of which will fluctuate from period to period. The cash used by these investing activities was partially offset by $24.6 million of net maturities and sales of short-term investments and proceeds from settlements of our derivative financial instruments not designated as hedges.

During the year ended January 31, 2019, our investing activities used $68.3 million of net cash, including $29.5 million of net purchases of short-term investments, $21.8 million increase in restricted bank time deposits during the period, $12.6 million of payments for property, equipment, and capitalized software development costs, and $3.8 million for business acquisitions.

We had no significant commitments for capital expenditures at January 31, 2020.

Financing Activities

For the year ended January 31, 2020, our financing activities used $86.0 million of net cash, the most significant portions of which were $72.1 million for net parent transfers, $6.0 million for repayments of borrowings from parent, $4.3 million of dividends to the noncontrolling interest holders in our joint venture, and $3.4 million for the financing portion of payments under contingent consideration arrangements related to prior business combinations.

For the year ended January 31, 2019, our financing activities provided $6.1 million of net cash, the most significant portions of which were $7.0 million of proceeds from borrowings from parent and $6.5 million from net parent transfers. The cash provided by these financing activities was partially offset by dividend payments of $4.4 million to the noncontrolling interest holders in our joint venture, $2.0 million for the financing portion of payments under contingent consideration arrangements related to prior business combinations, and $1.0 million for repayments of borrowings from parent.

Debt

We had related party notes payable of $7.0 million and $13.0 million, which are presented in current maturities of note to parent within the combined balances sheets as of January 31, 2020 and 2019, respectively. Additionally, we incurred interest expense for related party notes payable of $0.4 million, and $0.5 million for the years ended January 31, 2020 and 2019, respectively.

Foreign Currency, Derivatives, and Hedging

From time to time, we enter into foreign currency forward contracts in an effort to reduce the volatility of cash flows primarily related to forecasted payroll and payroll-related expenses denominated in New Israeli Shekels. These contracts are generally limited to durations of approximately twelve months or less. We have also periodically entered into foreign currency forward contracts to manage exposures resulting from forecasted customer collections denominated in currencies other than the respective entity’s functional currency and exposures from cash, cash equivalents, and short-term investments and accounts payable denominated in currencies other than the applicable functional currency.

During the years ended January 31, 2020 and 2019, we recorded $0.4 million and $0.7 million of net gains on foreign currency forward contracts not designated as hedges for accounting purposes. We had $0.7 million of net unrealized gains on outstanding foreign currency forward contracts as of January 31, 2020, with notional amounts totaling $89.0 million. We had $1.3 million of net unrealized losses on outstanding foreign currency forward contracts as of January 31, 2019, with notional amounts totaling $113.0 million.

The counterparties to our foreign currency forward contracts are major commercial banks. While we believe the risk of counterparty nonperformance is not material, past disruptions in the global financial markets have impacted some of the financial institutions with which we do business. A sustained decline in the financial stability of financial institutions as a result of disruption in the financial markets could affect our ability to secure creditworthy counterparties for our foreign currency hedging programs.

5.C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Our research and development spending totaled $112.7 million and $101.7 million for the years ended January 31, 2020 and 2019, respectively. As described in the “Risk Factors” section and elsewhere in this Form 20-F, government regulations and policies can make developing or marketing new technologies expensive or uncertain due to various restrictions on trade and technology transfers. See “Item 3. Key Information—3.D. Risk Factors” and “Item 4. Information on the Company—4.B. Business Overview—Government Regulation.” For further information on our research and development policies and additional product information, see “Item 4. Information on the Company—4.B. Business Overview.”

5.D. TREND INFORMATION

Please see “—5.A. Operating Results—Market Trends” and “Item 4. Information on the Company—4.B. Business Overview—Market Trends” for trend information.

5.E. OFF-BALANCE SHEET ARRANGEMENTS

As of July 31, 2020, we did not have any off-balance sheet arrangements that we believe have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

5.F. AGGREGATE CONTRACTUAL OBLIGATIONS

The following table summarizes our contractual obligations and other commercial commitments as of January 31, 2020 as well as the effect these obligations and commitments are expected to have on our liquidity and cash flow in future periods:

	Payments Due by Period
(in thousands)	Total	< 1 year	1-3 years	3-5 years	>5 years
Purchase obligations	$65,571	$60,088	$4,911	$572	$—
Operating lease obligations	34,791	7,779	13,439	11,073	2,500
Finance lease obligations	3,480	749	1,515	1,216	—

Total contractual obligations	$103,842	$68,616	$19,865	$12,861	$2,500

We entered into leases for infrastructure equipment that qualify as finance leases during the year ended January 31, 2020.

Our purchase obligations are associated with agreements for purchases of goods or services generally including agreements that are enforceable and legally binding and that specify all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum, or variable price provisions; and the approximate timing of the transactions. Agreements to purchase goods or services that have cancellation provisions with no penalties are excluded from these purchase obligations.

Our combined balance sheet at January 31, 2020 included $6.9 million of non-current tax reserves, net of related benefits (including interest and penalties of $0.9 million) for uncertain tax positions. However, these amounts are not included in the table above because we are unable to reasonably estimate the timing of payments for these obligations. We do not expect to make any significant payments for these uncertain tax positions within the next twelve months.

Contingent Payments Associated with Business Combinations

In connection with certain of our business combinations, we have agreed to make contingent cash payments to the former owners of the acquired companies based upon achievement of performance targets following the acquisition dates.

For the year ended January 31, 2020, we made $3.4 million of payments under contingent consideration arrangements. As of January 31, 2020, potential future cash payments under contingent consideration arrangements, including consideration earned in completed performance periods which is still to be paid, total $44.2 million, the estimated fair value of which was $11.5 million, including $5.9 million reported in accrued expenses and other current liabilities, and $5.6 million reported in other liabilities. The performance periods associated with these potential payments extend through January 31, 2022.

For other contingencies, see “Item 8. Financial Information—8.A. Combined Statements and Other Financial Information” and “Note 16. Commitments and Contingencies” to our combined financial statements included elsewhere in this Form 20-F.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. DIRECTORS AND SENIOR MANAGEMENT

Board of Directors

We are currently a wholly owned subsidiary of Verint, and our directors consist of employees of Verint who may not be members of the Cognyte Board following the spin-off. We are in the process of determining who will comprise the Cognyte Board once we are an independent, publicly traded company.

The future directors will be included in future filings of this Form 20-F, when the determination with respect to such individuals has been finalized.

Senior Management

Prior to the date of the spin-off, Verint will propose, and the Cognyte Board will formally appoint, the members of our senior management team. Determination with respect to members of our senior management team has not been finalized, with the exception of Elad Sharon, the Chief Executive Officer, and David Abadi, the Chief Financial Officer, whose biographies are included below.

Biographies

Elad Sharon, Chief Executive Officer

Mr. Sharon serves as our Chief Executive Officer. Previously, he served as the President of Verint’s Cyber Intelligence Solutions business line since February 2016.

Since joining Verint in 1997, Mr. Sharon held a broad range of management positions in the Cyber Intelligence Solutions business, including Senior Vice President of Product, R&D and Delivery, Senior Vice President of Strategic Programs, and Chief Operating Officer.

Under Mr. Sharon’s leadership, we achieved significant growth and continued expansion of our portfolio of Actionable Intelligence solutions and today have over 1,000 customers across more than 100 countries.

David Abadi, Chief Financial Officer

Mr. Abadi serves as our Chief Financial Officer. Previously, he served as the Chief Financial Officer of Verint’s Cyber Intelligence Solutions division since May 2012.

Mr. Abadi has more than 21 years of finance and accounting experience. Prior to joining Verint, he served as the EMEA Finance Controller for Polycom in Netherlands and as Senior Finance Manager for Polycom in Israel. He also spent over five years in various capacities at PricewaterhouseCoopers in NYC and Israel offices.

6.B. COMPENSATION

Because we are a newly incorporated entity, we have not previously provided any compensation to our directors or senior management. Upon the consummation of the spin-off, we expect that a portion of the compensation paid to our directors and senior management will be equity-based.

For further information on the share ownership of our senior management, see “—6.E. Share Ownership.”

Certain of the directors expected to serve on the Cognyte Board previously served as directors of Verint. All of the currently anticipated members of our senior management team previously served as officers of the Cyber Intelligence Solutions business unit of Verint. The following table presents, in the aggregate, all compensation that Verint paid to those of our directors who served as directors of Verint (in their capacities as directors), and our senior management team members who served in the Cyber Intelligence Solutions business unit at Verint, for the year ended January 31, 2020. The table does not include any amounts that Verint paid to reimburse any of such persons for costs incurred in providing it with services during that period.

(in thousands)	Salary and Related Benefits	Pension, Retirement and Other Similar Benefits	Share Based Compensation
All directors and senior management as a group, consisting of persons	$	$	$

Following the spin-off, as an independent public company, Cognyte will compensate our directors and senior management team in accordance with the recommendation of our Compensation Committee and, generally, subject to the approval of the Cognyte Board and our shareholders. That compensation will generally need to be consistent with the terms of our compensation policy, which will require periodic approval, in accordance with the requirements of the Companies Law (as described below under “—6.C. Board Practices—Compensation Committee—Compensation Policy under the Companies Law”). Therefore, the future compensation practices of Cognyte may differ from the historical practices of Verint.

In accordance with the Companies Law, beginning with our first annual general meeting of shareholders that takes place following the spin-off, when we are considered a public company under the Companies Law, we will be required to disclose the compensation paid to our five most highly compensated officers on an individual basis for the previous fiscal year. Consequently, we will be required to include that information in all annual reports on Form 20-F that we file with the SEC commencing at that time.

6.C. BOARD PRACTICES

General

The Cognyte Board is expected to consist of                  members, including, if subsequently applicable to Cognyte, two external directors who may be required to be appointed under the Companies Law. Our Articles of Association provide that the number of board members (including external directors, if applicable) shall be set by the Cognyte Board from time to time, provided that it will consist of not less than three and not more than eleven members. Pursuant to the Companies Law, the management of our business is vested in the Cognyte Board. The Cognyte Board may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by the Cognyte Board. Our chief executive officer is appointed by, and serves at the discretion of, the Cognyte Board, subject to the employment agreement that we have entered into with him. All other executive officers are appointed by our chief executive officer. Their terms of employment are subject to the approval of the Compensation Committee of the Cognyte Board and of the Cognyte Board, and are subject to the terms of any applicable employment agreements that we may enter into with them.

The Cognyte Board may, subject to the provisions of the Companies Law, delegate any or all of its powers to committees of the Board, and it may, from time to time, revoke such delegation or alter the composition of any such committees, subject to certain limitations. Unless otherwise expressly provided by the Cognyte Board, the committees shall not be empowered to further delegate such powers. The composition and duties of our Audit Committee and Compensation Committee are described below.

The Cognyte Board oversees how management monitors compliance with our risk management policies and procedures, and reviews the adequacy of the risk management framework in relation to the risks faced by us. The Cognyte Board is assisted in its oversight role by an internal audit department. The internal audit department undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to our Audit Committee.

Board Structure

Under our Articles of Association to be effective upon the consummation of the spin-off, our directors will be divided into three classes with staggered three-year terms. Each class of directors will consist, as nearly as possible, of one-third of the total number of directors constituting the entire Cognyte Board. At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election, such that from the annual general meeting of 2021 and after, each year the term of office of only one class of directors will expire.

Our directors will be divided among the three classes as follows:

•	the Class I directors will be and , and their terms will expire at our annual general meeting of shareholders to be held in 2021;

•	the Class II directors will be and , and their terms will expire at our annual meeting of shareholders to be held in 2022; and

•	the Class III directors will be , and , and their terms will expire at our annual meeting of shareholders to be held in 2023.

Any amendment to the foregoing structure of the Cognyte Board, or to the authorized range of number of directors set forth in our Articles of Association, requires the approval of at least 65% of the total voting power of our shareholders.

Nomination, Election and Removal of Directors

Each of the directors shall be elected by a vote of the holders of a majority of the voting power present and voting at that meeting (excluding abstentions), provided that in the event of a contested election, the method of calculation of the votes and the manner in which the resolutions for election of directors will be presented to the meeting shall be determined by the Cognyte Board in its discretion. Each director will hold office until the annual general meeting of our shareholders for the year in which his or her term expires, unless the tenure of such director expires earlier pursuant to the Companies Law or unless he or she is removed from office as described below.

Under our Articles of Association to be effective upon the consummation of the spin-off, the approval of the holders of at least 65% of the total voting power of our shareholders will generally be required to remove any of our directors from office, and any amendment to that provision shall require the approval of at least 65% of the total voting power of our shareholders. In addition, vacancies on the Cognyte Board may be filled exclusively by a vote of a simple majority of the directors then in office, or, if determined by the board, by a vote of our shareholders. A director so appointed will hold office until the next annual general meeting of our shareholders for the class in respect of which the vacancy was created, or in the case of a vacancy due to the number of directors being less than the maximum number of directors stated in the Articles of Association, until the next annual general meeting of our shareholders at which the class to which he or she has been assigned by the Cognyte Board is subject to election. The approval of at least 65% of the total voting power of our outstanding shares is required in order to amend this Articles provision concerning the filling of vacancies on the board.

Under the Companies Law, any shareholder holding at least one percent of our outstanding voting power may nominate a director. However, any such shareholder may make such a nomination only if a written notice of such shareholder’s intent to make such nomination has been given to the Cognyte Board. Any such notice must include certain information, including the consent of the proposed director nominee to serve as our director if elected, and a declaration that the nominee signed declaring that he or she possess the requisite skills and has the availability to carry out his or her duties. Additionally, the nominee must provide details of such skills, and demonstrate an absence of any limitation under the Companies Law that may prevent his or her election, and affirm that all of the required election-information is provided to us, pursuant to the Companies Law. Any such shareholder notice (and related documentation) must be delivered to our registered Israeli office within seven days after we publish notice of our upcoming annual general meeting (or within 14 days after we publish a preliminary notification of an upcoming annual general meeting).

Chairman of the Board

The Cognyte Board may elect one director to serve as the chairman of the Cognyte Board to preside at the meetings of the Cognyte Board, and may also remove that director as chairman. Pursuant to the Companies Law, neither the chief executive officer nor any of his or her relatives is permitted to serve as the chairman of the Cognyte Board, and a company may not vest the chairman or any of his or her relatives with the chief executive officer’s authorities. In addition, a person who reports, directly or indirectly, to the chief executive officer may not serve as the chairman of the Cognyte Board; the chairman may not be vested with authorities of a person who reports, directly or indirectly, to the chief executive officer; and the chairman may not serve in any other position in the company or a controlled company, but he or she may serve as a director or chairman of a controlled company. However, the Companies Law permits a company’s shareholders to determine, for a period not exceeding three years from each such determination, that the chairman or his or her relative may serve as chief executive officer or be vested with the chief executive officer’s authorities, and that the chief executive officer or his or her relative may serve as chairman or be vested with the chairman’s authorities. Such determination of a company’s shareholders requires either: (1) the approval of at least a majority of the shares of those shareholders present and voting on the matter (other than controlling shareholders and those having a personal interest in the determination) (shares held by abstaining shareholders shall not be considered); or (2) that the total number of shares opposing such determination does not exceed 2% of the total voting power in the company. Currently, we have a separate chairman and chief executive officer.

External Directors

We have elected, upon the effectiveness of the spin-off, to be governed by an exemption under the Companies Law regulations that exempts us from appointing external directors and from complying with the Companies Law requirements related to the composition of the Audit Committee and Compensation Committee of the Cognyte Board. Our eligibility for that exemption is conditioned upon: (i) the continued listing of our shares on NASDAQ (or one of a few select other non-Israeli stock exchanges); (ii) there not being a controlling shareholder (generally understood to be a 25% or greater shareholder) of our company under the Companies Law; and (iii) our compliance with the NASDAQ listing rules requirements as to the composition of (a) the Cognyte Board—which requires that we maintain a majority of independent directors (as defined under the NASDAQ listing rules) on the Cognyte Board and (b) the Audit Committee and Compensation Committees of the Cognyte Board (which require that such committees consist solely of independent directors (at least three and two members, respectively), as described under the NASDAQ listing rules). At the time that it determined to exempt Cognyte from the external director requirement, the Cognyte Board affirmatively determined that we met the conditions for exemption from the external director requirement, including that a majority of the members of the Cognyte Board, along with each of the members of the Audit Committee and Compensation Committee of the Cognyte Board, are independent under the NASDAQ listing rules.

Our election to exempt our company from compliance with the external director requirement can be reversed at any time by the Cognyte Board, in which case we would need to hold a shareholder meeting to once again appoint external directors, whose election would be for a three-year term. The election of each external director would require a majority vote of the shares present and voting at a shareholders meeting, provided that either:

•

the majority voted in favor of election includes a majority of the shares held by non-controlling shareholders who do not have a personal interest in the election of the external director (other than a personal interest not deriving from a relationship with a controlling shareholder) that are voted at the meeting, excluding abstentions, which we refer to as a disinterested majority; or

•

the total number of shares held by non-controlling, disinterested shareholders (as described in the previous bullet point) voted against the election of the director does not exceed two percent (2%) of the aggregate voting rights in Cognyte.

The term “controlling shareholder” is defined in the Companies Law (for purposes of the voting requirements for the election of external directors) as a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder.

An “office holder” is defined in the Companies Law as a chief executive officer (referred to as a general manager), chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of such person’s title, a director and any other manager directly subordinate to the general manager. Each person listed in the tables in “—6.A. Directors and Senior Management” is an office holder under the Companies Law.

Committees of the Cognyte Board

The Cognyte Board will establish three standing committees, the Audit Committee, the Compensation Committee, and the Nominating and Governance Committee.

Audit Committee

Companies Law Requirements

Under the Companies Law, the board of directors of a public company must appoint an audit committee. The audit committee must be comprised of at least three directors. Because we have opted out from the external director requirement under the Companies Law, we need not comply with this composition requirement for our Audit Committee under the Companies Law (so long as we comply with the corresponding NASDAQ requirement).

Listing Requirements

Under the NASDAQ corporate governance rules, we are required to maintain an audit committee consisting of at least three independent directors, each of whom is financially literate and one of whom has accounting or related financial management expertise.

Following the listing of our shares on NASDAQ, our Audit Committee will consist of             ,              and             .              will serve as the chairman of the Audit Committee. All members of our Audit Committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the NASDAQ corporate governance rules. The Cognyte Board has determined that              is an “audit committee financial expert” as defined by the SEC rules and has the requisite financial experience as defined by the NASDAQ corporate governance rules.

The Cognyte Board has determined that each member of our Audit Committee is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act, which is different from the general test under NASDAQ rules for independence of board and committee members.

Audit Committee Role

The Cognyte Board has adopted an audit committee charter setting forth the responsibilities of the Audit Committee consistent with the Companies Law, the SEC rules and the NASDAQ corporate governance rules, which include:

•	retaining and terminating our independent auditors, subject to the ratification of the Cognyte Board, and in the case of retention, to that of our shareholders;

•	pre-approving of audit and non-audit services and related fees and terms, to be provided by the independent auditors;

•

overseeing the accounting and financial reporting processes of our company and audits of our financial statements, the effectiveness of our internal control over financial reporting and making such reports as may be required of an audit committee under the rules and regulations promulgated under the Exchange Act;

•	reviewing with management and our independent auditor our annual and quarterly financial statements prior to publication or filing (or submission, as the case may be) to the SEC;

•

recommending to Cognyte Board the retention and termination of the head internal auditor, and the head internal auditor’s engagement fees and terms, in accordance with the Companies Law as well as approving the yearly or periodic work plan proposed by the internal audit department;

•	reviewing with our general counsel and/or external counsel, as deemed necessary, legal and regulatory matters that could have a material impact on the financial statements;

•

identifying irregularities in our business administration, inter alia, by consulting with the head internal auditor or with the independent auditor, and suggesting corrective measures to the Cognyte Board;

•

reviewing policies and procedures with respect to transactions (other than transactions related to the compensation or terms of services) between the Company and officers and directors, or affiliates of officers or directors, or transactions that are not in the ordinary course of the Company’s business and deciding whether to approve such acts and transactions if so required under the Companies Law; and

•	establishing procedures for the handling of employees’ complaints as to the management of our business and the protection to be provided to such employees.

Compensation Committee

Companies Law Requirements

Under the Companies Law, the board of directors of a public company must appoint a compensation committee, which generally must be comprised of at least three directors. Because we have opted out from the external director requirement under the Companies Law, we need not comply with this composition requirement for our Compensation Committee under the Companies Law (so long as we comply with the corresponding NASDAQ requirement).

Listing Requirements

Under the NASDAQ corporate governance rules, we are required to maintain a compensation committee consisting of at least two independent directors.

Following the listing of our shares on NASDAQ, our Compensation Committee will consist of             ,              and             .              will serve as chairman of the Compensation Committee. The Cognyte Board has determined that each member of our Compensation Committee is independent under the NASDAQ rules, including the additional independence requirements applicable to the members of a compensation committee.

Compensation Committee Role

In accordance with the Companies Law, the roles of our Compensation Committee are, among others, as follows:

•

recommending to the Cognyte Board with respect to the approval of the compensation policy for office holders and, once every three years, regarding any extensions to a compensation policy that was adopted for a period of more than three years;

•	reviewing the implementation of the compensation policy and periodically recommending to the Cognyte Board with respect to any amendments or updates of the compensation policy;

•	resolving whether or not to approve arrangements with respect to the terms of office and employment of office holders; and

•	exempting, under certain circumstances, a transaction with our chief executive officer from the approval of the general meeting of our shareholders.

The Cognyte Board has adopted a compensation committee charter setting forth the responsibilities of the committee consistent with the NASDAQ rules, which include among others:

•

recommending to the Cognyte Board for its approval a compensation policy in accordance with the requirements of the Companies Law as well as other compensation policies, incentive-based compensation plans and equity-based compensation plans, and overseeing the development and implementation of such policies and recommending to the Cognyte Board any amendments or modifications the committee deems appropriate, including as required under the Companies Law;

•

reviewing and approving the granting of options and other incentive awards to our chief executive officer and other executive officers, including reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer and other executive officers, including evaluating their performance in light of such goals and objectives;

•	approving and exempting certain transactions regarding office holders’ compensation pursuant to the Companies Law; and

•

administering our equity-based compensation plans, including without limitation, approving the adoption of such plans, amending and interpreting such plans and the awards and agreements issued pursuant thereto, and making awards to eligible persons under the plans and determining the terms of such awards.

Compensation Policy under the Companies Law

In general, under the Companies Law, a public company must have a compensation policy approved by the company’s board of directors after receiving and considering the recommendations of its compensation committee. In addition, a compensation policy must be approved at least once every three years, first, by the company’s board of directors, upon recommendation of the compensation committee, and second, by a simple majority of the shares present, in person or by proxy, and voting at a shareholders meeting, provided that either:

•

such majority includes at least a majority of the shares held by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in such compensation policy and who are present, in person or by proxy, and voting (excluding abstentions); or

•

the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the compensation policy and who vote against the policy does not exceed two percent (2%) of the aggregate voting rights in the company.

Under special circumstances, the company’s board of directors may approve the compensation policy despite the objection of its shareholders on the condition that the compensation committee and then the board of directors decide, on the basis of detailed grounds and after discussing again the compensation policy, that approval of the compensation policy, despite the objection of shareholders, is for the benefit of the company.

If a company such as ours that initially offers or distributes its securities to the public adopts a compensation policy in advance of its initial public offering/distribution, and describes it in its prospectus (or similar document, such as this registration statement) for such offering/distribution, then that compensation policy shall be deemed a validly adopted policy in accordance with the Companies Law requirements described above. Furthermore, that compensation policy will remain in effect for a term of five years from the date on which that company becomes a public company.

The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must be determined and later reevaluated according to certain factors, including: the advancement of the company’s objectives, business plan and long-term strategy; the creation of appropriate incentives for office holders, while considering, among other things, the company’s risk management policy; the size and the nature of the company’s operations; and with respect to variable compensation, the contribution of the office holder towards the achievement of the company’s long-term goals and the maximization of its profits, all with a long-term objective and according to the position of the office holder. The compensation policy must furthermore consider the following additional factors:

•	the education, skills, experience, expertise and accomplishments of the relevant office holder;

•	the office holder’s position, responsibilities and prior compensation agreements with him or her;

•

the ratio between the cost of the terms of employment of an office holder and the cost of the employment of other employees of the company, including employees employed through contractors who provide services to the company, in particular the ratio between such cost to the average and median salary of such employees of the company, as well as the impact of disparities between them on the work relationships in the company;

•

if the terms of employment include variable components—the possibility of reducing variable components at the discretion of the board of directors and the possibility of setting a limit on the value of non-cash variable equity-based components; and

•

if the terms of employment include severance compensation—the term of employment or office of the office holder, the terms of his or her compensation during such period, the company’s performance during such period, his or her individual contribution to the achievement of the company goals and the maximization of its profits and the circumstances under which he or she is leaving the company.

The compensation policy must also include, among other features:

•	with regards to variable components:

•

with the exception of office holders who report directly to the chief executive officer, determining the variable components on long-term performance basis and on measurable criteria; however, the company may determine that an immaterial part of the variable components of the compensation package of an office holder shall be awarded based on non-measurable criteria, if such amount is not higher than three monthly salaries per annum, while taking into account such office holder’s contribution to the company; and

•

the ratio between variable and fixed components, as well as the limit of the values of variable components at the time of their payment, or in the case of equity-based compensation, at the time of grant;

•

a condition under which the office holder will return to the company, according to conditions to be set forth in the compensation policy, any amounts paid as part of his or her terms of employment, if such amounts were paid based on information later discovered to be wrong, and such information was restated in the company’s financial statements;

•	the minimum holding or vesting period of variable equity-based components to be set in the terms of office or employment, as applicable, while taking into consideration long-term incentives; and

•	a limit to retirement grants.

Our compensation policy, which will become effective immediately upon the closing of the spin-off, is designed to promote retention and motivation of directors and executive officers, incentivize superior individual excellence, align the interests of our directors and executive officers with our long-term performance and provide a risk management tool. To that end, a portion of our executive officer compensation package is targeted to reflect our short and long-term goals, as well as the executive officer’s individual performance. On the other hand, our compensation policy includes measures designed to reduce the executive officer’s incentives to take excessive risks that may harm us in the long-term, such as limits on the value of cash bonuses and equity-based compensation, limitations on the ratio between the variable and the total compensation of an executive officer and minimum vesting periods for equity-based compensation.

Our compensation policy also addresses our executive officers’ individual characteristics (such as his or her respective position, education, scope of responsibilities and contribution to the attainment of our goals) as the basis for compensation variation among our executive officers and considers the internal ratios between compensation of our executive officers and directors and other employees. Pursuant to our compensation policy, the compensation that may be granted to an executive officer may include: base salary, annual bonuses and other cash bonuses (such as a signing bonus and special bonuses with respect to any special achievements, such as outstanding personal achievement, outstanding personal effort or outstanding company performance or a unique company transaction), equity-based compensation, benefits and retirement and termination of service arrangements. All cash bonuses are limited to a maximum amount linked to the executive officer’s base salary.

An annual cash bonus may be awarded to executive officers upon the attainment of pre-set periodic objectives and individual targets. The annual cash bonus that may be granted to our executive officers other than our chief executive officer will be based on performance objectives and a discretionary evaluation of the executive officer’s overall performance by our chief executive officer and subject to minimum thresholds. The annual cash bonus that may be granted to executive officers other than our chief executive officer may alternatively be based entirely on a discretionary evaluation. Furthermore, our chief executive officer will be entitled to approve performance objectives for executive officers who report to him.

The measurable performance objectives of our chief executive officer will be determined annually by our Compensation Committee and the Cognyte Board. A non-material portion of the chief executive officer’s annual cash bonus may be based on a discretionary evaluation of the chief executive officer’s overall performance by the Compensation Committee and the Cognyte Board, based on quantitative and qualitative criteria.

The equity-based compensation under our compensation policy for our executive officers (including members of the Cognyte Board) is designed in a manner consistent with the underlying objectives in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the executive officers’ interests with our long-term interests and those of our shareholders and to strengthen the retention and the motivation of executive officers in the long term. Our compensation policy provides for executive officer compensation in the form of share options or other equity-based awards, such as restricted shares and time or performance based restricted share units, in accordance with our share incentive plan then in place. Equity-based incentives granted to executive officers are generally subject to vesting periods in order to promote long-term retention of the awarded executive officers. The equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the executive officer.

In addition, our compensation policy contains compensation recovery provisions which allow us under certain conditions to recover bonuses paid in excess. The policy also enables our chief executive officer to approve an immaterial change in the terms of employment of an executive officer who reports directly him (provided that the changes of the terms of employment are in accordance with our compensation policy) and allows us to exculpate, indemnify and insure our executive officers and directors to the maximum extent permitted by Israeli law, subject to certain limitations set forth therein.

Our compensation policy also provides for compensation to the members of the Cognyte Board either (i) in accordance with the amounts provided in the Companies Regulations (Rules Regarding the Compensation and

Expenses of an External Director) of 2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel) of 2000, as such regulations may be amended from time to time, or (ii) in accordance with the amounts determined in our compensation policy.

Our compensation policy will be approved by the Cognyte Board and shareholders, and will become effective upon the consummation of the spin-off.

Nominating and Governance Committee

Companies Law Requirements

The Companies Law does not require that the Cognyte Board appoint a nominating committee or governance committee to address director nominations or corporate governance requirements. We have nevertheless elected to comply with the NASDAQ requirement to appoint such a committee, as described below, rather than to rely upon home country practice.

Listing Requirements

Under the NASDAQ corporate governance rules, we are required to maintain a nominating committee consisting of at least two independent directors.

Following the listing of our shares on NASDAQ, our Nominating and Governance Committee will consist of             ,             ,             and             .              will serve as chairman of the Nominating and Governance Committee. The Cognyte Board has determined that each member of our Nominating and Governance Committee is independent under the NASDAQ rules.

Nominating and Governance Committee Role

The Cognyte Board has a nominating and governance committee charter that sets forth the responsibilities of the Nominating and Governance Committee, which include, among other things:

•	evaluating and making recommendations to the Cognyte Board concerning the structure, composition and functioning of the Cognyte Board and all board committees;

•

recommending to the board for its approval criteria for Cognyte Board and committee membership, including a description of any specific and minimum qualifications that the Nominating and Governance Committee believes must be met by a committee-recommended nominee;

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identifying and evaluating individuals, including individuals proposed by our shareholders, qualified to serve as members of the Cognyte Board, consistent with criteria established by the committee, a new director candidate evaluation process and the qualification requirements set forth under the Companies Law and NASDAQ corporate governance rules;

•	recommending to the board candidates for election or reelection by the Cognyte Board at each annual general meeting of shareholders;

•	establishing procedures for annual performance evaluations of the members of the Cognyte Board on an individual basis, and the Cognyte Board and committees of the Cognyte Board on a collective basis;

•	reviewing Cognyte Board meeting procedures, including the appropriateness and adequacy of the information supplied to directors prior to and during Cognyte Board meetings; and

•

establishing and maintaining effective corporate governance policies and practices, including, but not limited to, developing and recommending to the board a set of corporate governance guidelines applicable to our company.

Internal Auditor

Under the Companies Law, the board of directors of an Israeli public company must also appoint an internal auditor nominated by the audit committee. Our Internal Auditor is                 .

The role of the internal auditor is to examine, among other things, whether a company’s actions comply with the law and proper business procedure. The Audit Committee is required to oversee the activities, and to assess the performance of the internal auditor as well as to review the internal auditor’s work plan. An internal auditor may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of the company’s independent accounting firm or its representative. The Companies Law defines an interested party as a holder of 5% or more of the outstanding shares or voting rights of a company, any person or entity that has the right to nominate or appoint at least one director or the general manager of the company or any person who serves as a director or as the general manager of a company. Our Internal Auditor is not our employee, but rather a firm which specializes in internal auditing.

Fiduciary Duties of Office Holders

The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company.

The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care of an office holder includes a duty to use reasonable means to obtain:

•	information on the advisability of a given action brought for such office holder’s approval or performed by him or her by virtue of his or her position; and

•	all other important information pertaining to these actions.

The duty of loyalty of an office holder requires an office holder to act in good faith and for the benefit of the company, and includes a duty to:

•	refrain from any conflict of interest between the performance of his or her duties in the company and his or her performance of his or her other duties or personal affairs;

•	refrain from any action that is competitive with the company’s business;

•	refrain from exploiting any business opportunity of the company to receive a personal gain for such office holder or others; and

•	disclose to the company any information or documents relating to the company’s affairs which the office holder has received due to his or her position as an office holder.

Approval of Related Party Transactions under Israeli Law

General

Under the Companies Law, we may approve an action by an office holder from which the office holder would otherwise have to refrain, as described above, if:

•	the office holder acts in good faith and the act or its approval does not cause harm to the company; and

•

the office holder disclosed the nature of his or her interest in the transaction (including any significant fact or document) to the company at a reasonable time before the company’s approval of such matter.

Disclosure of Personal Interests of an Office Holder

The Companies Law requires that an office holder disclose to the company, promptly, and, in any event, not later than the board meeting at which the transaction is first discussed, any direct or indirect personal interest that he or she may have and all related material information known to him or her relating to any existing or proposed transaction by the company. If the transaction is an extraordinary transaction, the office holder must also disclose any personal interest held by:

•	the office holder’s relatives; or

•

any corporation in which the office holder or his or her relatives holds 5% or more of the shares or voting rights, serves as a director or general manager or has the right to appoint at least one director or the general manager.

Under the Companies Law, an extraordinary transaction is a transaction:

•	not in the ordinary course of business;

•	not on market terms; or

•	that is likely to have a material effect on the company’s profitability, assets or liabilities.

The Companies Law does not specify to whom within Cognyte nor the manner in which required disclosures are to be made. We require our office holders to make such disclosures to the Cognyte Board.

Under the Companies Law, once an office holder complies with the above disclosure requirement, the board of directors may approve a transaction between the company and an office holder, or a third party in which an office holder has a personal interest, unless the articles of association provide otherwise and provided that the transaction is in the company’s interest. If the transaction is an extraordinary transaction in which an office holder has a personal interest, first the audit committee and then the board of directors, in that order, must approve the transaction. Under specific circumstances, shareholder approval may also be required. A director who has a personal interest in an extraordinary transaction, which is considered at a meeting of the board of directors or the audit committee, may not be present at that meeting or vote on that matter, unless a majority of the board of directors or the audit committee, as the case may be, has a personal interest. If a majority of the board of directors has a personal interest, then shareholder approval is generally also required.

Under the Companies Law, all arrangements as to compensation of office holders require approval of the compensation committee and board of directors, and compensation of office holders who are directors must be also approved, subject to certain exceptions, by the shareholders, in that order. Where the director is also a controlling shareholder, the requirements for approval of transactions with controlling shareholders apply.

Disclosure of Personal Interests of a Controlling Shareholder

Under the Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, including a private placement in which a controlling shareholder has a personal interest, as well as transactions for the provision of services whether directly or indirectly by a controlling shareholder or his or her relative, or a company such controlling shareholder controls, and transactions concerning the terms of engagement of a controlling shareholder or a controlling shareholder’s relative, whether as an office holder or an employee, require the approval of the audit committee or the compensation committee, as the case may be, the board of directors and a majority of the shares voted by the shareholders of the company participating and voting on the matter in a shareholders’ meeting. In addition, the shareholder approval must fulfill one of the following requirements:

•

at least a majority of the shares held by shareholders who have no conflict of interest (referred to under the Companies Law as a “personal interest”) in the transaction and are voting at the meeting must be voted in favor of approving the transaction, excluding abstentions; or

•	the shares voted by shareholders who have no personal interest in the transaction who vote against the transaction represent no more than 2% of the voting rights in the company.

In addition, any extraordinary transaction with a controlling shareholder or in which a controlling shareholder has a personal interest with a term of more than three years requires the above-mentioned approval every three years; however, such transactions not involving the receipt of services or compensation can be approved for a longer term, provided that the audit committee determines that such longer term is reasonable under the circumstances.

The Companies Law requires that every shareholder that participates, in person, by proxy or by voting instrument, in a vote regarding a transaction with a controlling shareholder, must indicate in advance (via the proxy card or voting instruction form) or in the ballot whether or not that shareholder has a personal interest in the vote in question. Failure to so indicate will result in the invalidation of that shareholder’s vote.

The term “controlling shareholder” is defined in the Companies Law as a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its chief executive officer. In the context of a transaction involving a shareholder of the company, a controlling shareholder also includes a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company. For this purpose, the holdings of all shareholders who have a personal interest in the same transaction will be aggregated.

Duties of Shareholders

Under the Companies Law, a shareholder has a duty to refrain from abusing its power in the company and to act in good faith and in an acceptable manner in exercising its rights and performing its obligations toward the company and other shareholders, including, among other things, voting at general meetings of shareholders (and at shareholder class meetings) on the following matters:

•	amendment of the articles of association;

•	increase in the company’s authorized share capital;

•	merger; and

•	the approval of related party transactions and acts of office holders that require shareholder approval.

A shareholder also has a general duty to refrain from oppressing other shareholders.

The remedies generally available upon a breach of contract will also apply to a breach of the above mentioned duties, and in the event of oppression of other shareholders, additional remedies are available to the injured shareholder.

In addition, any controlling shareholder, any shareholder that knows that its vote can determine the outcome of a shareholder vote and any shareholder that, under a company’s articles of association, has the power to appoint or prevent the appointment of an office holder, or has another power with respect to a company, is under a duty to act with fairness towards the company. The Companies Law does not describe the substance of this duty except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty to act with fairness, taking the shareholder’s position in the company into account.

Code of Conduct and Business Ethics

Prior to the spin-off, the Cognyte Board will adopt a written Code of Business Conduct and Ethics reinforcing our guiding principles to act with the highest level of integrity and ethical standards and setting forth our expectations regarding personal and corporate conduct for all of our directors, officers, employees and representatives.

Exculpation, Indemnification and Insurance of Directors and Officers

Exculpation of Office Holders

Under the Companies Law, an Israeli company may not exempt an office holder from his or her liability for a breach of the duty of loyalty to the company, but may exempt an office holder, in advance, from his or her liability, in whole or in part, for a breach of his or her duty of care to the company (except with regard to distributions), if the articles of association so provide. Our Articles of Association permit us to exempt our office holders, retroactively or in advance, from his or her liability, in whole or in part, for a breach of his or her duty of care to the company, up to the highest amount permitted by law.

Office Holders’ Insurance

As permitted by the Companies Law, our Articles of Association provide that, subject to the provisions of the Companies Law, we may enter into a contract for the insurance of the liability of any of our office holders concerning an act performed by him or her in his or her capacity as an office holder for:

•	a breach of his or her duty of care to us or to another person;

•	a breach of his or her duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice our interests;

•	a financial liability imposed upon him or her in favor of another person;

•

expenses he or she incurs as a result of administrative proceedings that may be instituted against him or her under Israeli securities laws, if applicable, and payments made to injured persons under specific circumstances thereunder;

•	expenses he or she incurs as a result of administrative proceedings that may be instituted against him or her, including reasonable litigation expenses; and

•	any other matter in respect of which it is permitted or will be permitted under applicable law to insure the liability of an office holder in Cognyte.

Indemnification of Office Holders

As permitted by the Companies Law, our Articles of Association provide that we may indemnify any of our office holders for an act performed in his or her capacity as an office holder, retroactively (after the liability has been incurred) or in advance against the following:

•

a financial liability incurred by, or imposed on, him or her in favor of another person by any judgment, including a settlement or an arbitration award approved by a court; provided that our undertaking to indemnify with respect to such events on a prospective basis is, according to the Companies Law, limited to events that the Cognyte Board believes are foreseeable in light of our actual operations at the time of providing the undertaking and to a sum or standard that the Cognyte Board determines to be reasonable under the circumstances, and further provided that such events and amount or criteria are set forth in the undertaking to indemnify;

•

reasonable litigation expenses, including attorney’s fees, incurred by the office holder as a result of an investigation or proceeding instituted against him or her by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him or her or concluded with the imposition of a financial liability in lieu of criminal proceedings with respect to a criminal offense that does not require proof of criminal intent, all according to the law, or in connection with a financial sanction;

•

reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or charged to him or her by a court, resulting from the following: proceedings we institute against him or her or instituted on our behalf or by another person; a criminal indictment from which he or she was acquitted; or a criminal indictment in which he or she was convicted for a criminal offense that does not require proof of intent;

•

expenses he or she incurs as a result of administrative proceedings that may be instituted against him or her under Israeli securities laws, if applicable, and payments made to injured persons under specific circumstances thereunder;

•	expenses paid in connection with the administrative proceeding which was instituted against him or her, including reasonable litigation expenses, such as attorneys’ fees; and

•	any other matter in respect of which it is permitted or will be permitted under applicable law to indemnify an office holder in Cognyte.

Limitations on Exculpation, Insurance and Indemnification

The Companies Law provides that a company may not indemnify an office holder nor exculpate an office holder nor enter into an insurance contract which would provide coverage for any monetary liability incurred as a result of any of the following:

•

a breach by the office holder of his or her duty of loyalty, unless with respect to indemnification and insurance, the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach by the office holder of his or her duty of care if the breach was committed intentionally or recklessly, unless it was committed only negligently;

•	any act or omission committed with the intent to derive an illegal personal benefit; or

•	any fine levied against the office holder.

In addition, under the Companies Law, exculpation of, an undertaking to indemnify or indemnification of, and procurement of insurance coverage for, our office holders must be approved by our Compensation Committee and the Cognyte Board and, in specified circumstances, such as if the office holder is a director, is generally required to be approved by our shareholders.

We expect to enter into agreements with each of our directors and executive officers to indemnify them to the fullest extent permitted by law, subject to limited exceptions. The maximum aggregate amount of indemnification that we may pay to our directors and executive officers based on such indemnification agreements is, generally, in any five year-period, the greatest of:

•	twenty-five percent (25%) of our total shareholders’ equity based on our most recent financial statements as of the time of the actual payment of indemnification;

•	$200.0 million;

•

ten percent (10%) of our total market capitalization (determined based on the average closing price of our shares over the 30 trading days prior to the actual payment of indemnification multiplied by the total number of our issued and outstanding shares as of the date of actual payment); and

•	in connection with or arising out of a public offering of our securities, the aggregate amount of proceeds from the sale by us and/or any shareholder of ours, securities in that offering.

We also expect to obtain a directors’ and officers’ liability insurance policy with an aggregate coverage limit that will not exceed the greater of $             or 50% of our shareholders equity, based on our most recent financial statements at the time of approval by our Compensation Committee. The annual premiums that we pay under that policy will reflect current market conditions and will not materially affect our profitability, assets or liabilities.

6.D. EMPLOYEES

As of January 31, 2020, we employed approximately 2,100 professionals, including certain contractors, with approximately, 66%, 19%, 10% and 5% of our employees and contractors located in Israel, EMEA, Americas and APAC, respectively.

We consider our relationship with our employees to be good and a critical factor in our success. Our employees in Israel are not covered by any collective bargaining agreements although certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Laborers in Israel) and the Coordinating Bureau of Economic Organizations (including the Manufacturers’ Association of Israel) are applicable to our Israeli employees by virtue of expansion orders of the Israeli Ministry of Industry, Trade and Labor. In some cases, our employees outside Israel are automatically subject to certain protections negotiated by organized labor in those countries directly with the government or trade unions, or are automatically entitled to severance or other benefits mandated under local laws. Although in certain countries we have works councils and statutory employee representation obligations, our employees are generally not represented by labor unions on an ongoing basis. We have never experienced a work stoppage.

The table below sets forth the breakdown of the total year-end number of our full-time equivalent employees by main category of activity for the past three years.

	As of January 31,
	2020	2019	2018
	(full-time equivalents)
Management and G&A	256	237	196
Product Delivery	190	171	144
Research & Development	1,010	988	700
Sales & Marketing	334	283	231
Service & Support	329	318	257

Total	2,119	1,997	1,528

6.E. SHARE OWNERSHIP

The following sets forth the total amount of Verint shares directly or indirectly owned by Cognyte’s current directors and executive officers based on 65,400,173 Verint shares outstanding as of July 31, 2020.

Holder	Verint Shares	Percentage Ownership
Elad Sharon	40,441	*
David Abadi	21,469	*

*	Less than 1%

All of the Cognyte shares are currently held by Verint. In the spin-off, each Verint shareholder will receive one Cognyte share for each Verint share they held as of the record date for the distribution. Accordingly, following the spin-off, each director and executive officer would own one Cognyte share for every Verint share held prior to the spin-off.

Share Incentive Plan

The following sets forth certain information with respect to the Cognyte share incentive plan that will be effective upon the consummation of the spin-off. The following description is only a summary of the plan and is qualified in its entirety by reference to the full text of the plan, which serves as an exhibit to this registration statement.

Upon the expiration of our share incentive plan, no further grants may be made thereunder, although any existing awards will continue in full force in accordance with the terms under which they were granted.

2021 Share Incentive Plan

We expect to adopt a new 2021 share incentive plan (the “2021 Plan”), effective upon the consummation of the spin-off, under which we will be able to grant equity-based incentive awards to attract, motivate and retain the talent for which we compete.

Subject to the terms and conditions of the 2021 Plan, the maximum number of shares available for issuance under the 2021 Plan will be equal to the sum of (i)                  shares and (ii) any shares subject to awards to our employees under the Verint Systems Inc. Amended and Restated 2015 Long-Term Stock Incentive Plan or Verint Systems Inc. 2019 Long-Term Stock Incentive Plan that will be assumed or substituted by us upon the effectiveness of the spin-off; provided, however, that no more than                  shares may be issued upon the exercise of incentive stock options.

The 2021 Plan provides for granting awards under various tax regimes, including, without limitation, in compliance with Section 102 of the Israeli Tax Ordinance, and Section 3(i) of the Israeli Tax Ordinance and for awards granted to our United States employees or service providers, including those who are deemed to be residents of the United States for tax purposes, Section 422 of the Code and Section 409A of the Code.

Section 102 of the Israeli Tax Ordinance allows employees, directors and officers who are not controlling shareholders and are considered Israeli residents to receive favorable tax treatment for compensation in the form of shares or options, subject to the terms and conditions set forth in the Israeli Tax Ordinance. Our non-employee service providers and controlling shareholders may only be granted options under Section 3(i) of the Israeli Tax Ordinance, which does not provide for similar tax benefits.

The 2021 Plan provides for the grant of stock options (including incentive stock options and nonqualified stock options), ordinary shares, restricted shares, restricted share units and other share-based awards. Grants may be evidenced by award agreements, other contractual arrangements and/or resolutions of the Compensation Committee of the Cognyte Board. Options granted under the 2021 Plan to our employees who are U.S. residents may qualify as “incentive stock options” within the meaning of Section 422 of the Code, or may be non-qualified stock options.

In the event of termination of a grantee’s employment or service with the company or any of its affiliates, all vested and exercisable awards held by such grantee as of the date of termination may be exercised within three months after such date of termination, unless otherwise determined by the administrator. After such three-month period, all unexercised awards will terminate.

In the event of termination of a grantee’s employment or service with the company or any of its affiliates due to such grantee’s death, permanent disability or retirement, all vested and exercisable awards held by such grantee as of the date of termination may be exercised by the grantee or the grantee’s legal guardian, estate, or by a person who acquired the right to exercise the award by bequest or inheritance, as applicable, within twelve months after such date of termination, unless otherwise provided by the administrator. Any awards which are unvested as of the date of such termination or which are vested but not then exercised within the twelve-month period following such date.

Notwithstanding any of the foregoing, if a grantee’s employment or services with the company or any of its affiliates is terminated for “cause” (as defined in the 2021 Plan), all outstanding awards held by such grantee (whether vested or unvested) will terminate on the date of such termination.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. MAJOR SHAREHOLDERS

The information below describes the beneficial ownership of our shares prior to and immediately after completion of the spin-off by each person or entity that we know beneficially owns or immediately following the spin-off will (based on the assumptions described below), beneficially own 5% or more of our shares.

We based the share amounts on such person’s beneficial ownership of Verint shares on July 31, 2020 according to the Verint share register and certain ownership disclosure notifications received by Verint, giving effect to a distribution ratio of one Cognyte share for each Verint share held by such person as of the close of business on                , 2021, the record date for the spin-off. Immediately following the spin-off, we estimate that approximately                Cognyte shares will be issued and outstanding.

The following sets forth the beneficial ownership of Verint shares by each person or entity that we know beneficially owns 5% or more of our shares based on 65,400,173 Verint shares outstanding as of July 31, 2020.

Holder	Verint Shares	Cognyte Shares	Percentage Cognyte Ownership
The Vanguard Group, Inc.(1)	6,873,326	6,873,326	10.5%
BlackRock, Inc.(2)	4,904,623	4,904,623	7.5%
Apax Partners, L.P.(3)	3,738,317	—	—
Clal Insurance Enterprises Holdings Ltd.(4)	3,271,013	3,271,013	5.0%

(1)

As reported in the Schedule 13G filed with the SEC on February 12, 2020 by The Vanguard Group, Inc. (“Vanguard”), Vanguard has sole voting power over 136,208 shares of Verint common stock, shared voting power over 12,734 shares of Verint common stock, sole dispositive power over 6,733,164 shares of Verint common stock, and shared dispositive power over 140,162 shares of Verint common stock.

(2)

As reported in the Schedule 13G filed with the SEC on February 6, 2020 by BlackRock, Inc. (“BlackRock”), BlackRock has sole voting power over 4,765,539 shares of Verint common stock, and sole dispositive power over 4,904,623 shares of Verint common stock.

(3)

Represents the number of Verint shares underlying 200,000 shares of Series A Convertible Perpetual Preferred Stock issued by Verint as of June 12, 2020, assuming a conversion price of $53.50. Under the terms of the Investment Agreement between Verint and the Apax Partners, L.P. affiliate that acted as the investor in such transaction (the “Apax Investor”), the convertible preferred stock held by the Apax Investor will not participate in the distribution of our shares in the spin-off transaction.

(4)

As reported in the Schedule 13G filed with the SEC on April 6, 2020 by Clal Insurance Enterprises Holdings Ltd. (“Clal”), Clal has shared voting and dispositive power over 3,271,013 shares of Verint common stock, 64,550 shares of which are beneficially held for its own account, and 3,206,463 shares of which are held for members of the public through, among others, provident funds and/or pension funds and/or insurance policies, which are managed by subsidiaries of Clal, which subsidiaries operate under independent management and make independent voting and investment decisions.

To the extent our directors, officers and employees own Verint shares as of the close of business on the record date, they will participate in the spin-off on the same terms as other holders of Verint shares.

Except as otherwise noted, each person or entity identified above (including nominees) has sole voting and investment or dispositive power with respect to the securities they hold. Other than with respect to the rights of Verint’s Series A Convertible Perpetual Preferred shareholders, Verint major shareholders do not have different voting rights from other shareholders.

Prior to the spin-off, 100% of our issued share capital is owned by Verint.

As of July 31, 2020, based on the Verint share register and excluding treasury shares, approximately          % of our outstanding shares are expected to be held of record by residents of the United States immediately following the spin-off.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that such person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

We are not aware of any arrangement that may, at a subsequent date, result in a change of our control.

7.B. RELATED PARTY TRANSACTIONS

Agreements Between Verint and Us

Following the spin-off, we and Verint will operate separately, each as an independent public company. We will enter into a Separation and Distribution Agreement with Verint related to the separation and distribution, and we intend to enter into several other agreements with Verint prior to completion of the spin-off to effect the separation and provide a framework for our relationship with Verint after the spin-off. These agreements will govern the relationships between Verint and us subsequent to the completion of the spin-off and will provide for the separation of the assets, employees, liabilities and obligations (including investments, property and employee benefits and tax liabilities) of Verint and its subsidiaries that constitute the Cognyte Business and are attributable to periods prior to, at and after the separation. In addition to the Separation and Distribution Agreement (which contains many of the key provisions related to our separation from Verint and the distribution of our shares to holders of Verint shares), these agreements include:

•	a Tax Matters Agreement;

•	an Employee Matters Agreement;

•	a limited duration Transition Services Agreement;

•	an Intellectual Property Cross License Agreement; and

•	a Trademark Cross License Agreement.

The material agreements described below will be filed as exhibits to this Form 20-F by amendment and the summaries below set forth the terms of the agreements that we believe are material. These summaries are qualified in their entireties by reference to the full text of the applicable agreements, which are incorporated by reference into this Form 20-F.

The terms of the agreements described below that will be in effect following the spin-off have not yet been finalized. Changes to these agreements, some of which may be material, may be made prior to the spin-off.

Separation and Distribution Agreement

We will enter into the Separation and Distribution Agreement with Verint. The Separation and Distribution Agreement sets forth our agreements with Verint regarding the principal actions to be taken in connection with the separation and distribution.

Transfer of Assets and Assumption of Liabilities. The Separation and Distribution Agreement identifies the assets to be transferred, liabilities to be assumed and contracts to be assigned to each of us and Verint, including as part of the Internal Transactions to be effected prior to the distribution, the purpose of which is to ensure that, as at the time of the distribution, each of us and Verint holds the assets which it requires to operate, in our case, the

Cognyte Business and, in the case of Verint, the Customer Engagement Business, and retains or assumes (as applicable) liabilities, including pending and future claims, which primarily relate to such business or such assets (whether arising prior to, at or after the date of execution of the Separation and Distribution Agreement).

The Separation and Distribution Agreement provides for when and how such transfers, assumptions and assignments will occur (to the extent that such transfers, assumptions and assignments have not already occurred prior to the parties’ entry into the Separation and Distribution Agreement). The Separation and Distribution Agreement further sets forth the basis on which individual assets and liabilities (or any part thereof), the transfer of which is subject to a third-party consent or notification which has not been obtained or if the transfer thereof cannot for regulatory reasons occur by the date on which implementation of the separation occurs in the relevant jurisdiction, will continue to be held by the relevant transferor for the use, benefit or burden of, and at the cost of, the relevant transferee.

Conditions. The Separation and Distribution Agreement also provides that several conditions must be satisfied, or waived by Verint, before the spin-off can occur. For further information about these conditions, see “Item 4. Information on the Company—4.A. History and Development of the Company—The Spin-Off—Conditions to the Spin-Off.”

The Distribution. The Separation and Distribution Agreement governs the rights and obligations of the parties with respect to the distribution and certain actions that must occur prior to the distribution. Verint will have sole and absolute discretion, to determine whether, when and on what basis to proceed with all or part of the distribution. On the distribution date, Verint will distribute to its shareholders that hold Verint common stock as of the record date all of our issued and outstanding shares on a pro rata basis.

Representations and Warranties. We and Verint each provide customary representations and warranties as to our respective capacity to enter into the Separation and Distribution Agreement. Except as expressly set forth in the Separation and Distribution Agreement or any Ancillary Agreement, neither we nor Verint will make any representation or warranty as to the assets, business or liabilities transferred or assumed as part of the separation, or as to the legal sufficiency of any assignment, document or instrument delivered to convey title to any asset or thing of value to be transferred in connection with the separation. Except as expressly set forth in the Separation and Distribution Agreement and the Ancillary Agreements, all assets will be transferred on an “as is,” “where is” basis.

Release of Claims. We and Verint each agree to release the other and its affiliates, successors and assigns, and all persons that prior to completion of the spin-off have been the shareholders, directors, officers, agents or employees of the other or its affiliates, and their respective heirs, executors, administrators, successors and assigns, from any claims against any of them that arise out of or relate to liabilities arising from (i) the transactions and activities to implement the separation and distribution, and (ii) our respective businesses or liabilities. These releases will be subject to limited exceptions set forth in the Separation and Distribution Agreement.

Indemnification. We and Verint each agree to indemnify the other and each of the other’s affiliates and past, present, or future directors, officers, agents and employees and each of the heirs, executors, successors and assigns of any of the foregoing against certain liabilities incurred in connection with the spin-off and related to our and Verint’s respective businesses. The amount of either Verint or our indemnification obligations will be reduced by any insurance proceeds the party being indemnified receives or other amounts actually recovered (including pursuant to any indemnity from a third party).

Management of Certain Litigation Matters. Subject to certain exceptions, we will direct the defense of any litigation or claims that constitute only our liabilities or our assets and certain actions specified at the time of signing the Separation and Distribution Agreement. Verint will direct the defense of any litigation or claims that constitute only Verint liabilities or Verint assets and certain actions specified at the time of signing the

Separation and Distribution Agreement. In the case of any litigation or claim that constitutes only our liabilities or our assets, but Verint or an affiliate is named as a party thereto, we will use commercially reasonable efforts to have Verint or such Verint affiliate removed as a party. In the case of any litigation or claim that constitutes only Verint liabilities or Verint assets, but we or an affiliate are named as a party thereto, Verint will use commercially reasonable efforts to have us or such affiliate removed as a party. We and Verint will jointly manage (whether as co-defendants or as co-plaintiffs) certain actions specified at the time of signing the Separation and Distribution Agreement and any litigation or claims that constitute both our liability and a Verint liability or both our assets and Verint’s assets.

Dispute Resolution. For any disputes between us and Verint arising out of the Separation and Distribution Agreement or the Ancillary Agreements, such disputes will initially be considered for informal dispute resolution by a committee comprised of two of our representatives and two Verint representatives on a steering committee. If the dispute is not resolved within 15 days of submission to the steering committee, we or Verint may submit the dispute for non-binding mediation. If negotiation and any mediation fails, we and Verint will resolve the dispute in a court of competent jurisdiction located in New York, New York. However, we or Verint may seek preliminary or injunctive relief from a court without first complying with the dispute resolution procedures if such action is reasonably necessary to avoid irreparable damage.

Term / Termination. Prior to the distribution, Verint will have the unilateral right to terminate the Separation and Distribution Agreement and all Ancillary Agreements at any time without our approval or consent. The Separation and Distribution Agreement may not be terminated following the completion of the distribution unless the parties mutually agree in writing to terminate it.

Expenses. We and Verint will each bear our own expenses in connection with the separation and distribution.

Other Matters Governed by the Separation and Distribution Agreement. Other matters governed by the Separation and Distribution Agreement include, without limitation, mutual non-compete and non-solicitation obligations, insurance arrangements, confidentiality, further assurances, treatment of outstanding guarantees and similar credit support, record retention and the exchange of and access to certain information, books and records.

Internal Transactions. Upon the terms and conditions set forth in the Separation and Distribution Agreement, we and Verint will effect the Internal Transactions steps set forth in the schedules to the Separation and Distribution Agreement. We have not yet finalized the description of the Internal Transactions. Additional information regarding the Internal Transactions will be provided in subsequent amendments to this Form 20-F.

Tax Matters Agreement

On the date of the spin-off, we will enter into a tax matters agreement (the “Tax Matters Agreement”) with Verint under which Verint and we each will share the obligation to pay any taxes as shown on tax returns filed by Verint (or any member of its group), on one hand, and us (or any member of our group), on the other hand, such that we will be primarily responsible for any taxes related to, or arising in connection with, the Cognyte Business, and Verint will be responsible for any taxes related to, or arising in connection with, the Customer Engagement Business, regardless of which party prepares and files any such tax return and whether such taxes arise prior to or after the spin-off. We and Verint will also share responsibility for preparing relevant tax returns, which responsibility will depend on the type of a tax return and the period for which such tax return is being filed. We and Verint indemnify each other under the Tax Matters Agreement for certain actions or inactions that cause the distribution of our stock to fail to qualify as tax-free for U.S. federal income and Israeli tax purposes. If the distribution fails to qualify as tax-free due to no fault of either Verint or us, Verint and we will jointly be responsible for any resulting tax. We and Verint agree generally to cooperate in preparing and filing tax returns and will retain and make available tax records to the other party. Contests with taxing authorities are generally controlled by whichever of us or Verint bears the potential liability for the contested tax. However, with respect to certain income tax returns of Verint group, Verint has an exclusive right to control any contest with taxing authorities regarding tax liabilities in connection with such income tax returns, even if we are allocated all or a portion of such taxes under the terms of the Tax Matters Agreement. If any tax contest relates to a failure of the spin-off to qualify as tax-free due to the fault of Verint or us, then the party at fault will control such tax contest. If neither party is at fault, Verint and we will jointly control any tax contest relating to the failure of the distribution to qualify as tax-free for U.S. federal income and Israeli tax purposes. Disputes among the parties to the Tax Matters Agreement will be referred to independent tax counsel in the event the parties are unable to resolve such disputes in a timely manner without the engagement of independent tax counsel.

Employee Matters Agreement

On the date of the spin-off, we will enter into an employee matters agreement (the “Employee Matters Agreement”) with Verint which will set forth our agreements with Verint regarding the allocation of liabilities and responsibilities with respect to employees, employment matters, compensation, benefit plans, and other related matters in connection with the separation and distribution.

Allocation of Employment Liabilities. The general principle for the allocation of employment-related liabilities will be that (i) we will assume (or retain) all such liabilities relating to our employees as well as former employees of the CES Group (as defined in the Separation and Distribution Agreement) who worked wholly or substantially in the Cognyte Business as of the date immediately prior to the termination of their employment (“former Cognyte employees”) and (ii) Verint will assume (or retain) all such liabilities relating to all other current and former employees of the CES Group, in each case, regardless of when such liabilities arise.

We will cooperate in good faith with Verint to identify our employees, and we will indemnify Verint for any liabilities (including severance) relating to the transfer of employment to Cognyte, the termination of any our employees following the date of the spin-off, and any other liabilities assumed by us under the Employee Matters Agreement.

Terms and Conditions of Cognyte Employees. Prior to and for a period of twelve months following the date of the spin-off, if it is determined that it is in the mutual best interests of the parties to transfer either an individual classified as a Verint employee to us, or an individual classified as one of our employees to Verint, then the parties will use commercially reasonable efforts to ensure that such employees are transferred accordingly, and such subsequently transferring employees will continue to be classified as either Verint employees or our employees, as applicable, until the date of such transfer.

Employee Benefit and Bonus Plans. As of the date of the spin-off, we will adopt or continue in effect our benefit plans that were in effect prior to the distribution date, including a new equity incentive plan, which will be adopted prior to the date of the spin-off. We will be responsible for all cash bonus payments to our employees, and any bonuses that our employees have elected to receive in the form of equity under Verint’s stock bonus program will be settled in shares of our common stock.

Collective Bargaining Agreements. As of the date of the spin-off, we will retain or assume each collective bargaining agreement covering any of our employees and will assume all liabilities arising under such collective bargaining agreements.

Severance and Unemployment Compensation. As of the date of the spin-off, we will retain or assume all severance and unemployment compensation liabilities relating to our employees or former Cognyte employees, or reimburse Verint for any such expenses it incurs in connection with the separation.

Incentive Equity Awards. As of the date of the spin-off, outstanding Verint incentive equity awards, both inside and outside of the United States, will be separated into either (1) adjusted awards over Verint common stock for those employees who will remain with Verint, or (2) converted and adjusted awards over our common stock for those employees who will remain with us following the separation and distribution. Outstanding phantom awards tied to the value of Verint equity will receive the same treatment as the incentive equity awards described in the previous sentence but will be settled in cash.

Transition Services Agreement

On the date of the spin-off, we will enter into a transition services agreement (the “Transition Services Agreement”) with Verint under which we and Verint will provide and/or make available various administrative services and assets to each other for a given period based on each individual service, with an option to extend certain services after the first year. In no case will services be provided for more than 24 months after the spin-off. Services to be provided by Verint to us will include certain services related to finance, accounting, business technology, human resources information systems, human resources, facilities, document management and record retention and technical support. Services to be provided by us to Verint will include certain services related to finance, accounting, legal, information technology, human resources and document management and record retention. In consideration for such services, we and Verint will each pay fees to the other for the services provided, and those fees will generally be in amounts intended to allow the party providing services to recover all of its direct and indirect costs incurred in providing those services, plus a standard markup, and subject to a mutually agreed upon increase following an extension of the initial service term. The fees charged for the first year of services will be fixed. Fees for services provided by third-party suppliers will be on a straight pass-through basis. The personnel performing services under the Transition Services Agreement will be employees and/or independent contractors of the party providing the service and will not be under the direction or control of the party to whom the service is being provided. Subject to certain exceptions, the liability of each party under the Transition Services Agreement for the services it provides will generally be limited to the aggregate fees paid or payable to such party in connection with the provision of such services. The Transition Services Agreement also provides that the provider of a service will not be liable to the recipient of such service for any special, indirect, punitive, incidental, or consequential damage, including loss of profits, diminution in value, business interruptions, and claims of customers. The Transition Services Agreement will also contain customary mutual indemnification provisions.

Intellectual Property Cross License Agreement

On the date of the spin-off, we will enter into an Intellectual Property Cross License Agreement with Verint under which each party and its affiliates will grant reciprocal licenses to the other party for certain patents and other non-trademark intellectual property (“patents and other IP”). The reciprocal licenses will permit each party’s affiliates to practice the patents and other IP either directly or by way of a sublicense. The Intellectual Property Cross License Agreement will continue until the parties mutually agree to terminate it or a party terminates it for uncured breach by, or bankruptcy or insolvency of, the other party.

Trademark Cross License Agreement

On the date of the spin-off, we will enter into a trademark cross license agreement (the “Trademark Cross License Agreement”) with Verint under which Verint and its affiliates will grant to us, and we may sublicense to our affiliates, and we and our affiliates grant to Verint and its affiliates a non-exclusive, worldwide, non-transferable license to use certain Verint or Cognyte trademarks for which each party retains ownership in connection with the separation, solely for uses of the licensed trademarks as such marks are used in the respective business as of the date of the spin-off and/or for the purposes of transitioning Cognyte and Verint to separate businesses. All licenses granted under the Trademark Cross License Agreement will terminate at the end of the 12-month transition period that begins on the date of the spin-off. The Trademark Cross License Agreement will continue until the parties mutually agree to terminate it or a party terminates it for uncured breach by, or bankruptcy or insolvency of, the other party.

7.C. INTERESTS OF EXPERTS AND COUNSEL

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. COMBINED STATEMENTS AND OTHER FINANCIAL INFORMATION

Please refer to pages F-1 through F-77 of this Form 20-F.

Legal Proceedings

In March 2009, one of our former employees, Ms. Orit Deutsch, commenced legal actions in Israel against our primary Israeli subsidiary, Verint Systems Limited (“VSL”) (Case Number 4186/09) and against our former affiliate Comverse Technology, Inc. (Case Number 1335/09). Also, in March 2009, a former employee of Comverse Limited (CTI’s primary Israeli subsidiary at the time), Ms. Roni Katriel, commenced similar legal actions in Israel against Comverse Limited (Case Number 3444/09). In these actions, the plaintiffs generally sought to certify class action suits against the defendants on behalf of current and former employees of VSL and Comverse Limited who had been granted stock options in Verint and/or CTI and who were allegedly damaged as a result of a suspension on option exercises during an extended filing delay period that is discussed in Verint’s and CTI’s historical public filings. On June 7, 2012, the Tel Aviv District Court, where the cases had been filed or transferred, allowed the plaintiffs to consolidate and amend their complaints against the three defendants: VSL, CTI, and Comverse Limited.

On October 31, 2012, CTI distributed all of the outstanding shares of common stock of Comverse, Inc., its principal operating subsidiary and parent company of Comverse Limited, to CTI’s shareholders (the “Comverse Share Distribution”). In the period leading up to the Comverse Share Distribution, CTI either sold or transferred substantially all of its business operations and assets (other than its equity ownership interests in Verint and in its then-subsidiary, Comverse, Inc.) to Comverse, Inc. or to unaffiliated third parties. As the result of these transactions, Comverse, Inc. became an independent company and ceased to be affiliated with CTI, and CTI ceased to have any material assets other than its equity interests in Verint. Prior to the completion of the Comverse Share Distribution, the plaintiffs sought to compel CTI to set aside up to $150.0 million in assets to secure any future judgment, but the District Court did not rule on this motion. In February 2017, Mavenir Inc. became successor-in-interest to Comverse, Inc.

On February 4, 2013, Verint acquired the remaining CTI shell company in a merger transaction (the “CTI Merger”). As a result of the CTI Merger, Verint assumed certain rights and liabilities of CTI, including any liability of CTI arising out of the foregoing legal actions. However, under the terms of a Distribution Agreement entered into in connection with the Comverse Share Distribution, Verint, as successor to CTI, is entitled to indemnification from Comverse, Inc. (now Mavenir) for any losses Verint may suffer in its capacity as successor to CTI related to the foregoing legal actions. Under the Separation and Distribution Agreement we will enter into with Verint in connection with the spin-off, we will agree to indemnify Verint for our share of any losses Verint may suffer related to the foregoing legal actions either in its capacity as successor to CTI to the extent not indemnified by Mavenir or due to its former ownership of us and VSL.

Following an unsuccessful mediation process, on August 28, 2016, the District Court (i) denied the plaintiffs’ motion to certify the suit as a class action with respect to all claims relating to Verint stock options and (ii) approved the plaintiffs’ motion to certify the suit as a class action with respect to claims of current or former employees of Comverse Limited (now part of Mavenir) or of VSL who held unexercised CTI stock options at the time CTI suspended option exercises. The court also ruled that the merits of the case would be evaluated under New York law.

As a result of this ruling (which excluded claims related to Verint stock options from the case), one of the original plaintiffs in the case, Ms. Deutsch, was replaced by a new representative plaintiff, Mr. David Vaaknin. CTI appealed portions of the District Court’s ruling to the Israeli Supreme Court. On August 8, 2017, the Israeli Supreme Court partially allowed CTI’s appeal and ordered the case to be returned to the District Court to determine whether a cause of action exists under New York law based on the parties’ expert opinions.

Following two unsuccessful rounds of mediation in mid to late 2018 and in mid-2019, the proceedings resumed. On April 16, 2020, the District Court accepted plaintiffs’ application to amend the motion to certify a class action and set deadlines for filing amended pleadings by the parties. CTI submitted a motion to appeal the District Court’s decision to the Supreme Court, as well as a motion to stay the proceedings in the District Court pending the resolution of the appeal. On July 6, 2020, the Supreme Court granted the motion for a stay. On July 27, 2020, the plaintiffs filed their response on the merits of the motion for leave to appeal, and the parties are waiting for further instructions or decisions from the Supreme Court.

We are a party to various litigation matters and claims that arise from time to time in the ordinary course of our business. While we believe that the ultimate outcome of any such current matters will not have a material adverse effect on us, their outcomes are not determinable and negative outcomes may adversely affect our financial position, liquidity, or results of operations.

In addition, under the Separation and Distribution Agreement we will enter into with Verint in connection with the spin-off, the parties have agreed to certain other indemnification arrangements with respect to litigation claims and liabilities allocated in the spin-off. Our liabilities in this regard are reflected on our historical Combined Balance Sheets as of January 31, 2020 and 2019. For more information, see “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions.”

8.B. SIGNIFICANT CHANGES

A discussion of significant changes in our business can be found under Item 4.A. “Information on the Company—History and Development of the Company,” Item 4.B. “Information on the Company—Business Overview” and Item 5.A. “Operating and Financial Review and Prospects—Results of Operations.”

ITEM 9. THE OFFER AND LISTING

9.A. OFFER AND LISTING DETAILS

We are distributing our ordinary shares, no par value. Our shares do not have any price history.

9.B. PLAN OF DISTRIBUTION

Not Applicable.

9.C. MARKETS

It is expected that our shares will be listed for trading on NASDAQ under the symbol “CGNT” and the ISIN code IL0011691438 and CUSIP code M25133 105.

9.D. SELLING SHAREHOLDERS

Not Applicable.

9.E. DILUTION

Not Applicable.

9.F. EXPENSES OF THE ISSUE

Not Applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A. SHARE CAPITAL

Upon consummation of the spin-off, our authorized share capital will consist of 300,000,000 ordinary shares, no par value, of which            ordinary shares will be issued and outstanding. No additional shares will be issued in connection with this Form 20-F.

All of our outstanding shares have been validly issued, fully paid and non-assessable.

We currently have only one class of issued and outstanding shares, which have identical rights in all respects and rank equally with one another.

For further information on our shares, see “—Item 10.B. Memorandum and Articles of Association.”

10.B. MEMORANDUM AND ARTICLES OF ASSOCIATION

Set out below is a description of certain provisions of our Articles of Association that are relevant to your ownership of our shares, as well as related provisions of the Companies Law (as currently in effect). This description is only a summary and does not purport to be complete and is qualified by reference to the full text of the articles, which is incorporated by reference as an exhibit to this Form 20-F.

Purposes and Objects of Cognyte

We are a public company registered under the Companies Law as Cognyte Software Ltd. Our registration number with the Israeli Registrar of Companies is 516196425. Pursuant to our Articles of Association, our objective is to engage in any lawful activity as determined from time to time by the Cognyte Board.

Powers of the Directors

Under the provisions of the Companies Law and our Articles of Association, a director generally cannot participate in a meeting nor vote on a proposal, arrangement or contract in which he or she is personally interested. In addition, our directors generally cannot approve compensation for themselves or for any other directors without the prior approval of our Compensation Committee and subsequent approval of our shareholders at a general meeting. See “Item 6. Directors, Senior Management and Employees—6.C. Board Practices—Approval of Related Party Transactions Under Israeli Law.”

The authority of our directors to enter into borrowing arrangements on our behalf is not limited, except in the same manner as any other transaction by us.

Under our Articles of Association, the retirement of directors from office is not triggered by any age threshold and our directors are not required to own shares in Cognyte in order to qualify to serve as directors.

Rights Attached to Shares

Our authorized share capital consists of 300,000,000 ordinary shares, no par value. The shares do not entitle their holders to preemptive rights.

Dividend Rights

Subject to any preferential, deferred or other rights or restrictions attached to any special class of shares with regard to dividends, the profits of Cognyte available for dividend and resolved to be distributed shall be applied in payment of dividends upon the shares of Cognyte in the same manner with respect to all of the shares granting a right to receive dividends on the date that resolution is adopted (or on later date, as determined by the Cognyte Board). The Cognyte Board may declare dividends only out of profits legally available for distribution, in accordance with the provisions of the Companies Law.

The Cognyte Board is entitled to invest or utilize any unclaimed amount of dividend in any manner to our benefit until it is claimed. We are not obligated to pay interest or linkage on an unclaimed dividend.

Voting Rights

Holders of our shares have one vote for each Cognyte share held on all matters submitted to a vote of shareholders. Such voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.

The Companies Law and our Articles of Association require that resolutions regarding the following matters must be passed at a general meeting of our shareholders:

•	amendments to our Articles of Association;

•	appointment or termination of our auditors;

•	appointment of directors and appointment and dismissal of external directors;

•	approval of acts and transactions involving related parties, as defined by the Companies Law or pursuant to our amended articles;

•	director compensation;

•	increases or reductions of our authorized share capital;

•	a merger; and

•	the exercise of the Cognyte Board’s powers by a general meeting, if the Cognyte Board is unable to exercise its powers and the exercise of any of its powers is required for our proper management.

Rights to Share in Profits

Our shareholders have the right to share in our profits distributed as a dividend and any other permitted distribution.

Rights to Share in Surplus in the Event of Liquidation

In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of Cognyte shares in proportion to the nominal value of their holdings. This right may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Liability for Capital Calls by Us

Under our Articles of Association as well as the Companies Law, the liability of our shareholders is limited to the unpaid amount of the purchase price that such shareholder (or its predecessor) initially undertook to pay for the shares issued thereto.

Changing Rights Attached to Shares

The rights attached to any class of shares (unless otherwise provided by the terms of issuance of the shares of that class) may be modified via an approval at a separate meeting of the holders of the shares of just that class by a majority of the voting rights of such class represented at the meeting in person or by proxy and voting thereon.

Under our Articles of Association, unless otherwise provided by the conditions of issuance, the enlargement of an existing class of shares, or the issuance of additional shares thereof, shall not be deemed to modify or abrogate the rights attached to the previously issued shares of such class or of any other class.

Shareholders Meetings

The Companies Law and our Articles of Association provide that the Cognyte Board must convene an annual meeting of shareholders at least once every calendar year, within fifteen months of the last annual meeting. An extraordinary meeting of shareholders may be convened by the Cognyte Board, as it decides, and must be convened upon the written request of (i) any two of our directors or one-quarter of the Cognyte Board or (ii) due to a request by a 5% shareholder, as described under “—Shareholder Proposals” below. Under the Companies Law and our Articles of Association, our shareholders are not permitted to take action via written consent in lieu of a meeting.

Shareholder Proposals

The Companies Law generally allows shareholders who hold at least 1% of the outstanding shares of a public company to submit (a) a proposal for inclusion on the agenda of a general meeting of the company’s shareholders, or (b) the nomination of a candidate for director for an upcoming annual general meeting of shareholders. Such a submission must be made (together with certain documentation required under the Companies Law and our Articles of Association) to our registered executive offices in Israel within seven days after we publish notice of our upcoming annual general meeting (or within 14 days after we publish a preliminary notification of an upcoming annual general meeting).

Under the Companies Law, shareholders who hold at least 5% of the outstanding shares of our company may furthermore request the convening of an extraordinary meeting of shareholders.

Notice of Meeting; Record Date

In accordance with our Articles of Association, shareholders meetings require notice in the manner prescribed by the Companies Law. Under the Companies Law, shareholders meetings generally require prior notice of not less than 21 days or, with respect to appointment or removal of directors, the approval of transactions with office holders or interested or related parties, or an approval of a merger, not less than 35 days. Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders that will be entitled to participate and vote at general meetings are the shareholders of record on a date decided by the Cognyte Board, which may be between four and 40 days prior to the date of the meeting.

Quorum Requirements

The quorum required at any meeting of shareholders consists of at least two shareholders present in person or represented by proxy, within half an hour from the time appointed for holding the meeting, who hold or represent, in the aggregate, at least 25% of the total voting rights in Cognyte. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the directors designate in a notice to the shareholders. At such adjourned meeting, any two shareholders present in person or by proxy shall constitute a quorum.

Vote Requirements

Under our Articles of Association, all shareholder resolutions require approval by a majority of the voting rights represented at the meeting in person or by proxy and voting thereon, except for (i) the election of director nominees in a contested election (for which the method of calculation of the votes and the manner in which the resolutions will be presented to the meeting will be determined by the Cognyte Board in its discretion), (ii) the removal of a director (which requires approval by at least 65% of the voting power of our issued and outstanding shares) (other than an external director, if we are then required to elect external directors) and (iii) an amendment to our Articles of Association that modifies any of (a) our staggered board structure, (b) the authorized range of number of directors on the Cognyte Board, (c) the Cognyte Board’s exclusive right to fill vacancies on the board or to delegate that right to our shareholders, (d) the special majority of 65% of our outstanding shares required for the removal of a director or (e) the Cognyte Board’s discretion to determine the method of calculation of the votes and the manner in which the election of directors is handled in the event of a contested election, which in each case requires a special majority of at least 65% of the voting power of our issued and outstanding shares.

Further exceptions to the simple majority vote requirement under the Companies Law are the approval of the compensation terms of the chief executive officer and the approval of the simultaneous service of one individual as both the chief executive officer and chairman of the board (for up to three years at a time), which require a special majority of disinterested, non-controlling shareholders, and a resolution for the voluntary winding up, or an approval of a scheme of arrangement or reorganization, of the company pursuant to Section 350 of the Companies Law, which requires the approval of holders of 75% of the voting rights represented at the meeting, in person or by proxy and voting on the resolution.

Election of Directors

Pursuant to our Articles of Association, our directors are divided into three classes that are elected on a staggered basis, over the course of three years, at our annual general meetings of shareholders, by a vote of the holders of a majority of the voting power represented and voting at such meeting. In the case of a contested election of directors at our annual meeting, the method of calculation of the votes and the manner in which the resolutions for election of directors will be presented to the meeting shall be determined by the Cognyte Board in its discretion. For additional details regarding the election of our directors, see “Item 6. Directors, Senior Management and Employees—6.C. Board Practices—Board Structure.”

Provisions Restricting Change in Control of Our Company

Articles of Association Antitakeover Provisions

Certain provisions of our Articles of Association would have an effect of delaying, deferring or preventing a change in control of Cognyte. Those provisions include: the classified manner in which our directors are elected; the required approval by the holders of at least 65% of the total voting power of our shareholders to remove any of our directors from office; the provision that a vacancy on the Cognyte Board may only be filled by a vote of a simple majority of the directors then in office, or, if determined by the board, by our shareholders; and the special majority of at least 65% of the voting power of our issued and outstanding shares required for certain amendments to the Articles of Association (as described under “—Vote Requirements” above. Beyond those provisions of our Articles of Association, certain provisions of the Companies Law may also have the effect of preventing a takeover of Cognyte.

Merger Approval

The Companies Law includes provisions that allow a merger transaction and requires that each company that is a party to the merger have the transaction approved by its board of directors and a vote of the majority of its shares. For purposes of the shareholder vote of each party, unless a court rules otherwise, the merger requires approval by shares representing a majority of the voting power present at the shareholders meeting and which are not held by the other party to the merger (or by any person who holds 25% or more of the voting power or the right to appoint 25% or more of the directors of the other party). Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be completed unless at least (1) 50 days have passed from the time that the requisite proposals for approval of the merger were filed with the Israeli Registrar of Companies by each merging company and (2) 30 days have passed since the merger was approved by the shareholders of each merging company.

Special Tender Offer

The Companies Law also provides that an acquisition of shares in a public company must be made by means of a “special” tender offer if as a result of the acquisition (1) the purchaser would become a 25% or greater shareholder of the company, unless there is already another 25% or greater shareholder of the company or (2) the purchaser would become a holder of more than 45% of the outstanding shares of the company, unless there is already a shareholder holding more than 45% of the outstanding shares of the company. These requirements do not apply if, in general, the acquisition (1) was made in a private placement that received shareholder approval, (2) was from a 25% or greater shareholder of the company which resulted in the acquirer becoming a 25% or greater shareholder of the company, or (3) was from a holder of more than 45% of the outstanding shares of the company which resulted in the acquirer becoming a holder of more than 45% of the outstanding shares of the company. A “special” tender offer must be extended to all shareholders, but the offeror is not required to purchase more than 5% of the company’s outstanding shares, regardless of how many shares are tendered by shareholders. In general, the tender offer may be consummated only if (1) at least 5% of the company’s outstanding shares will be acquired by the offeror and (2) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

Full Tender Offer

If, as a result of an acquisition of shares, the acquirer will hold more than 90% of a company’s outstanding shares, the acquisition must be made by means of a tender offer for all of the outstanding shares. In general, if less than 5% of the outstanding shares are not tendered in the tender offer and more than half of the offerees who have no personal interest in the offer tendered their shares, all the shares that the acquirer offered to purchase will be transferred to it. Shareholders may request appraisal rights in connection with a full tender offer for a period of six months following the consummation of the tender offer, but the acquirer is entitled to stipulate that tendering shareholders will forfeit such appraisal rights.

Israeli Tax Provisions Related to Mergers

Israeli tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company, less favorably than U.S. tax laws. For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his or her shares for shares in another corporation to taxation prior to the sale of the shares received in such stock-for-stock swap.

Changes in Our Capital

Changes in our capital, such as an increase of authorized share capital or creation of another class of shares, are subject to the approval of the shareholders by a simple majority. See “—Shareholders Meetings” above.

Private Placements

The Companies Law requires that certain types of significant private placements require the approval of the board of directors and the shareholders of the company. Under regulations that apply to a company such as Cognyte whose shares will be traded on NASDAQ, we will not be required to obtain those approvals. We have also elected, as an FPI, not to be governed by the NASDAQ listing rules that require shareholder approval for certain types of significant private placements, including private placements of shares which (together with shares sold by our officers, directors or 5% shareholders) exceed 20% or more of the number of our outstanding shares, at a price that is lower than the lower of (i) the previous day’s closing price or (ii) the average closing price for the five trading days immediately preceding the private placement.

We will, however, be required under the Companies Law to seek shareholder approval for private placements with an existing controlling shareholder or that transform an existing shareholder into a 25% or greater-than-45% shareholder (when there are no existing 25% or greater-than-45% shareholders).

10.C. MATERIAL CONTRACTS

For information concerning our material contracts, see “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects” and “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions.”

10.D. EXCHANGE CONTROLS

Israeli law and regulations do not impose any material foreign exchange restrictions on non-Israeli holders of our shares. There are currently no Israeli currency control restrictions on payments of dividends or other distributions with respect to our shares or the proceeds from the sale of the shares, except for the obligation of Israeli residents to file reports with the Bank of Israel regarding certain transactions. However, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time.

The ownership or voting of our shares by non-residents of Israel, except with respect to citizens of countries which are in a state of war with Israel, is not restricted in any way by our Articles of Association or by the laws of the State of Israel.

10.E. TAXATION

Material U.S. Federal Income Tax Considerations

The following summary of United States federal income tax consequences is based upon laws, regulations, decrees, rulings, income tax conventions (treaties), administrative practice and judicial decisions in effect at the date of this Form 20-F. Legislative, judicial or administrative changes or interpretations may, however, be forthcoming that could alter or modify the descriptions and conclusions set forth herein. Any such changes or interpretations may be retroactive and could affect the tax consequences to holders of our shares. This summary does not purport to be a legal opinion or to address all tax aspects that may be relevant to a holder of our shares. Each prospective holder is urged to consult its own tax adviser as to the particular tax consequences to such holder of the receipt, ownership, and disposition of our shares, including the applicability and effect of any other tax laws or tax treaties, of pending or proposed changes in applicable tax laws as of the date of this Form 20-F, and of any actual changes in applicable tax laws after such date.

The following summarizes certain U.S. federal income tax considerations relating to the distribution of our shares in connection with the spin-off to U.S. Holders (as defined below). This summary applies only to U.S. Holders that hold our shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency.

This summary is based on the Code, Treasury regulations promulgated thereunder and on judicial and administrative interpretations of the Code and the Treasury regulations, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. This summary does not purport to be a complete description of the consequences of the transactions described in this registration statement, nor does it address the application of estate, gift or non-income U.S. federal tax laws or any state, local or foreign tax laws. The tax treatment of a holder of our shares may vary depending upon that holder’s particular situation. Moreover, this summary does not address certain holders that may be subject to special rules not discussed below, such as (but not limited to):

•	persons that are not U.S. Holders (as defined below);

•	persons that are subject to alternative minimum taxes;

•	insurance companies;

•	tax-exempt entities;

•	banks and other financial institutions;

•	real estate investment companies and regulated investment companies;

•	U.S. expatriates;

•	broker-dealers;

•

partnerships (or other entities classified as partnerships for U.S. federal income tax purposes) and other pass-through entities and persons that hold our shares through partnerships (or other entities classified as pass-through entities for U.S. federal income tax purposes);

•	a U.S. Holder that owns shares through a non-U.S. broker or other non-U.S. intermediary;

•	holders whose functional currency is not the U.S. dollar;

•	persons that actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock;

•

traders in securities that elect to apply a mark-to-market method of accounting, holders that hold our shares as part of a “hedge,” “straddle,” “conversion,” or other risk reduction transaction for U.S. federal income tax purposes; and

•	individuals who receive our shares upon the exercise of compensatory options or otherwise as compensation.

HOLDERS AND PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM OF THE RECEIPT, OWNERSHIP AND DISPOSITION OF OUR SHARES.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of our shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity taxable as a partnership for U.S. federal income tax purposes) holds our shares, the tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our shares, you should consult your tax advisor.

THIS DISCUSSION IS ONLY A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION OF COGNYTE’S SECURITIES. EACH HOLDER OF COGNYTE’S SECURITIES IS URGED TO CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO

THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF COGNYTE’S SECURITIES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS AND APPLICABLE TAX TREATIES.

Tax Ruling and Tax Opinion

Verint expects to obtain the U.S. Tax Ruling that certain of the requirements for tax-free treatment under Section 355 of the Code will be satisfied and that Cognyte will be treated as a domestic corporation for U.S. federal income tax purposes under Section 7874 of the Code. Verint also expects to obtain a Tax Opinion to the effect that the distribution will qualify as tax-free to Verint and to Verint shareholders under Section 355 of the Code. However, the U.S. Tax Ruling may not be relied on if any of the facts or representations upon which such ruling is based are incorrect, incomplete or inaccurate in any material respect and the Tax Opinion may not be relied on if any of the facts, assumptions, representations or covenants upon which such ruling and opinion are based are incorrect, incomplete or inaccurate or are violated in any material respect.

The U.S. Tax Ruling will be based on the facts and representations made by Verint regarding the past and future conduct of Verint’s and our businesses and other matters. As such, the U.S. Tax Ruling will be generally binding on the IRS unless (1) the transaction is not effectuated consistent with the description in the U.S. Tax Ruling, or (2) the facts, and representations made by Verint about Verint’s and our businesses and other matters are incorrect or not otherwise satisfied. In such case, Verint may not be able to rely on the U.S. Tax Ruling. Further, the U.S. Tax Ruling will only cover certain aspects of the transaction’s qualification under Section 355 of the Code, and cannot be relied upon as with respect to the tax consequences of any aspect of any transaction or item discussed or referenced except as expressly provided in the U.S. Tax Ruling. Finally, there is no assurance that the U.S. Tax Ruling will be obtained. If obtained, the U.S. Tax Ruling may contain such provisions, terms and conditions as the IRS may prescribe, which may be different from those detailed below. Accordingly, no assurance can be given that the IRS will not challenge the conclusions described in this discussion or that a court would not sustain such a challenge, and no assurance can be given that the tax treatment described herein will be actually be applied.

Similarly, the Tax Opinion will be based on the facts, assumptions, representations, and covenants made by Verint. As such, if any of those facts, assumptions, representations, and covenants change, are incorrect or are not otherwise satisfied, the analysis in the Tax Opinion may not be relied upon. The Tax Opinion will not be binding on the IRS or on any court, and there can be no assurance that the IRS will not take, or a court will not affirm, a contrary position.

Section 7874 Rules Regarding Residency of a Corporation

Entities organized outside of the United States would generally be classified as non-U.S. corporations or partnerships, and therefore as non-U.S. tax residents, under the general rules of U.S. federal income taxation. However, Section 7874 of the Code may cause a corporation organized outside the United States to be treated as a U.S. corporation for U.S. federal income tax purposes (and, therefore, taxable in the United States) unless one or more exceptions apply. Pursuant to Section 7874 of the Code, even though we are organized as an Israeli limited company, Cognyte is expected to be treated as a U.S. domestic corporation (that is, as a U.S. tax resident) for all purposes of the Code and thus subject to tax as if it were a U.S. domestic corporation for U.S. federal income tax purposes. As a result, Cognyte is subject to U.S. federal income tax on substantially all its income.

Under section 7874 of the Code, a corporation and certain partnerships created or organized outside the U.S. (each such, a “Non-U.S. Entity”) will nevertheless be treated as a U.S. corporation for U.S. federal income tax purposes (and, therefore, a U.S. tax resident and subject to U.S. federal income tax on its worldwide income) if each of the following three conditions are met:

•

The Non-U.S. Entity acquires, directly or indirectly, substantially all of the assets held, directly or indirectly, or is treated as acquiring under the applicable Treasury Regulations, by a U.S. corporation;

•

After the acquisition, the former stockholders of the acquired U.S. corporation hold at least 80% (by vote or value) of the shares of the Non-U.S. Entity by reason of holding shares of the U.S. acquired corporation (the “80% Ownership Test”); and

•

After the acquisition, the Non-U.S. Entity’s expanded affiliated group does not have substantial business activities in the Non-U.S. Entity’s country of organization or incorporation when compared to the expanded affiliated group’s total business activities (the “Substantial Business Activities Test”).

For this purpose, “expanded affiliated group” means a group of corporations where (i) the Non-U.S. Entity owns stock representing more than 50% of the vote and value of at least one member of the expanded affiliated group, and (ii) stock representing more than 50% of the vote and value of each member is owned by other members of the group. The definition of an “expanded affiliated group” includes partnerships where one or more members of the expanded affiliated group own more than 50% (by vote and value) of the interests of the partnership.

For the Substantial Business Activities Test, Treasury Regulations section 1.7874-3 provides that an expanded affiliated group will be treated as having substantial business activities in the relevant foreign country when compared to its total business activities if, in general, at least 25% of the expanded affiliated group’s employees (by number and compensation), asset value and gross income are based, located and derived, respectively, in the relevant foreign country. Specifically, (i) the number of “group employees” (generally, individuals employed by members of the group) based in the relevant foreign country must be at least 25% of the total number of group employees on the “applicable date,” which is either the date of the closing of the transaction or the last day of the month immediately preceding the closing of the transaction (to be applied consistently for purposes of the Substantial Business Activities Test), (ii) the “employee compensation” (generally, amounts incurred directly relating to services performed by employees) incurred with respect to group employees based in the relevant foreign country must be at least 25% of the total employee compensation incurred with respect to all group employees during the “testing period,” which is the one-year period ending on the applicable date (as described in clause (i) above), (iii) the value of the “group assets” (generally, tangible and real property, including certain leases thereof, used in trade or business) located in the relevant foreign country must be at least 25% of the total value of all group assets on the applicable date, and (iv) the “group income” (generally, gross income from unrelated customers) derived in the relevant foreign country must be at least 25% of the total group income during the testing period.

We believe that, as a result of the separation and distribution, Cognyte should satisfy all three Section 7874’s conditions (i.e., (1) acquisition by a non-U.S. Entity of substantially all of the assets of a U.S. corporation or an entity treated as a U.S. corporation for U.S. federal tax purposes, (2) satisfaction of the 80% Ownership Test, and (3) failure of the Substantial Business Activities Test). Based on these conditions, we expect that the U.S. Tax Ruling will provide that Cognyte will be treated as a domestic corporation for U.S. federal income tax purposes under Section 7874 of the Code. Therefore, we expect Section 7874 of the Code will to apply to us. Because we will be treated as a U.S. corporation for U.S. federal income tax purposes, we will be subject to U.S. corporate income tax on our worldwide income and the income of our non-U.S. subsidiaries would be subject to U.S. tax when deemed recognized under the U.S. federal income tax rules for controlled foreign subsidiaries.

U.S. Holders

In General

Assuming that the distribution will qualify as tax-free to Verint and to Verint shareholders under Section 355 of the Code, in general:

•	No gain or loss will be recognized by, and no amount will be included in the income of, U.S. Holders of Verint common stock upon the receipt of our common stock in the transaction;

•	The aggregate tax basis of the shares of our common stock distributed to a U.S. Holder in the transaction will be determined by allocating the aggregate tax basis such U.S. Holder has in the shares of Verint common stock immediately before such distribution between such Verint common stock and our common stock in proportion to the relative fair market value of each immediately following the distribution;

•

The holding period of any shares of our common stock received by a U.S. Holder of Verint common stock in the distribution will include the holding period of the Verint common stock held by such U.S. Holder prior to the distribution; and

U.S. Holders that have acquired different blocks of Verint common stock at different times or at different prices should consult their tax advisors regarding the allocation of their aggregate tax basis in, and the holding period of, our common stock distributed with respect to such blocks of Verint common stock.

In general, even if the distribution were to otherwise qualify as tax-free under Section 355 of the Code, the distribution will be taxable to Verint under Section 355(e) of the Code if 50% or more of either the total voting power or the total fair market value of the stock of Verint or our common stock is acquired as part of a plan or series of related transactions that includes this distribution. For this purpose, any acquisitions of Verint’s or our common stock within the period beginning two years before the distribution and ending two years after the distribution are presumed to be part of such a plan, although Verint may be able to rebut that presumption. If Section 355(e) of the Code applies as a result of such acquisition, Verint will recognize taxable gain as described above, but the distribution will still qualify as tax-free to Verint’s and our shareholders.

Information Reporting

U.S. Treasury regulations generally require U.S. Holders who own at least 5% of the total outstanding stock of Verint (by vote or value) and who receive our common stock pursuant to the distribution to attach to their U.S. federal income tax return for the year in which the distribution occurs a detailed statement setting forth certain information relating to the generally tax-free nature of the distribution. Verint and/or we will provide the appropriate information to each U.S. Holder upon request, and each such U.S. Holder is required to retain permanent records of this information.

Material Israeli Tax Considerations

We describe below some Israeli tax consequences to persons owning our shares. This summary does not discuss all aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or certain types of investors subject to special treatment under Israeli law. Examples of this kind of investor include traders in securities or persons that own, directly or indirectly, 10% or more of our outstanding voting capital, all of whom are subject to special tax regimes not covered in this discussion. Some parts of this discussion are based on tax legislation which has not been subject to judicial or administrative interpretation. The discussion should not be construed as legal or professional tax advice and does not cover all possible tax considerations.

SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE ISRAELI TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR SHARES.

Capital Gains

This discussion is limited to investors for whom disposition of our shares is treated as a capital gain within the meaning of Part E of the Israeli Tax Ordinance (generally, disposition of an asset held for passive investment). Further, this discussion does not purport to consider all aspects of Israeli income taxation that may be relevant to shareholders in light of their particular circumstances. Israeli capital gain tax is imposed on the disposal of assets by an Israeli resident, and on the disposal of such assets by a non-Israel resident if those assets are either (i) located in Israel, (ii) are shares or a right to a share in an Israeli resident corporation, or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a tax treaty between Israel and the seller’s country of residence provides otherwise. The Israeli Tax Ordinance distinguishes between “Real Capital Gain” and the “Inflationary Surplus.” Real Capital Gain is the excess of the total capital gain over Inflationary Surplus computed generally on the basis of the increase in the Israeli Consumer Price Index between the date of purchase and the date of disposal.

The Real Capital Gain accrued by individuals on the sale of our shares (that were purchased after January 1, 2012, whether listed on a stock exchange or not) will be taxed at the rate of 25%. However, if such shareholder is a “Controlling Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, 10% or more of one of the Israeli resident company’s means of control) at the time of sale or at any time during the preceding twelve (12) months period and/or claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares, such gain will be taxed at the rate of 30%.

The Real Capital Gain derived by corporations will be generally subject to the ordinary corporate tax (23% in 2018 and thereafter).

An individual shareholder dealing in securities, or to whom such income is otherwise taxable as ordinary business income, is taxed in Israel at the marginal tax rates applicable to business income (up to 47% in 2020).

Notwithstanding the foregoing, capital gain derived from the sale of our shares by a non-Israeli resident (whether an individual or a corporation) shareholder may be exempt under the Israeli Tax Ordinance from Israeli taxation provided that the following cumulative conditions are met: (i) the shares were purchased upon or after Verint was listed for trading on NASDAQ (this condition will not apply to shares purchased on or after January 1, 2009), provided, among other things (ii) such gains were not derived from a permanent business or business activity that the non-Israeli resident maintains in Israel, and (iii) neither such shareholders nor the particular gain are not subject to the Israeli Income Tax Law (Inflationary Adjustments) 5745-1985 (this condition will not apply to shares purchased on or after January 1, 2009). These provisions dealing with capital gain are not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income. However, non-Israeli corporations will not be entitled to the foregoing exemptions if an Israeli resident (i) has a controlling interest of more than 25% in such non-Israeli corporation or (ii) is the beneficiary of or is entitled to 25% or more of the revenue or profits of such non-Israeli corporation, whether directly or indirectly.

In addition, the sale of shares may be exempt from Israeli capital gain tax under the provisions of an applicable tax treaty (subject to the receipt in advance of a valid certificate from the ITA allowing for an exemption). For example, the U.S.-Israel Double Tax Treaty exempts a U.S. resident holding the shares as a capital asset who is entitled to claim the benefits afforded to such a resident by the U.S.-Israel Double Tax Treaty from Israeli capital gain tax in connection with such sale, provided that (i) the U.S. resident owned, directly or indirectly, less than 10% of an Israeli resident company’s voting power at any time within the twelve-month period preceding such sale, subject to certain conditions; (ii) the seller, being an individual, is present in Israel for a period or periods of less than 183 days in the aggregate in the taxable year; (iii) the capital gain from the sale, exchange or disposition was not derived through a permanent establishment that the U.S. resident maintains in Israel; (iv) the capital gains arising from such sale, exchange or disposition is not attributed to real estate located in Israel or (v) the capital gains arising from such sale, exchange or disposition is not attributed to royalties; and (vi) the shareholder is a U.S. resident (for purposes of the U.S.-Israel Double Tax Treaty) who is holding the shares as a capital asset. If any of the above conditions is not met, the sale, exchange or disposition of our shares would be subject to Israeli tax, to the extent applicable.

In some instances where our shareholders may be liable for Israeli tax on the sale of their shares, the payment of the consideration may be subject to withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale. Specifically, in transactions involving a sale of all of the shares of an Israeli resident company, in the form of a merger or otherwise, the ITA may require from shareholders who are not liable for Israeli tax to sign declarations in forms specified by this authority or obtain a specific exemption from the ITA to confirm their status as non-Israeli residents, and, in the absence of such declarations or exemptions, may require the purchaser of the shares to withhold taxes at source.

Either the purchaser or the Israeli stockbroker or financial institution through which the shares are held is obliged, subject to the above-mentioned exemptions, to withhold tax upon the sale of securities from the amount of the consideration paid upon the sale of the securities at the rate of 25% in respect of an individual, or at a rate of corporate tax, in respect of a corporation (23% currently).

Upon the sale of securities traded on a stock exchange, a detailed return, including a computation of the tax due, must be filed and an advance payment must be paid on January 31 and July 31 of every tax year in respect of sales of securities made within the previous six months. However, if all tax due was withheld at source according to applicable provisions of the Israeli Tax Ordinance and regulations promulgated thereunder, the aforementioned return need not be filed and no advance payment must be paid. Capital gain is also reportable in the annual income tax return.

Dividends

A distribution of dividends from income, which is not attributed to a Beneficial Enterprise or a Preferred Enterprise, to an Israeli resident individual, will generally be subject to income tax at a rate of 25%. However, a 30% tax rate will apply if the dividend recipient is a “Controlling Shareholder” (as defined above) at the time of distribution or at any time during the preceding twelve-month period.

Distribution of dividends from income attributed to a Beneficial Enterprise is generally subject to a tax rate of 15% and a distribution of dividend from income attributed to a Preferred Enterprise is generally subject to a tax rate of 20%. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability. If the recipient of the dividend is an Israeli resident corporation, such dividend will be exempt from income tax, provided the income from which such dividend is distributed was derived or accrued within Israel and is not attributed to exempt profits of a Beneficial Enterprise.

The Israeli Tax Ordinance generally provides that a non-Israeli resident (either individual or corporation) is subject to Israeli income tax on dividends at the rate of 25% (30% if the dividend recipient is a “Controlling Shareholder” at the time of distribution or at any time during the preceding twelve-month period); those rates are subject to a reduced tax rate under the provisions of an applicable double tax treaty (subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate).

For example, under the U.S.-Israel Double Tax Treaty, the following rates will apply in respect of dividends distributed by an Israeli resident company to a Treaty U.S. Resident: (i) if the Treaty U.S. Resident is a corporation which holds during that portion of the taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding voting shares of the Israeli resident paying corporation and not more than 25% of the gross income of the Israeli resident paying corporation for such prior taxable year (if any) consists of certain type of interest or dividends—the tax rate of withholding is 12.5% and could be 15% if the dividend is distributed by an Approved Enterprise, and (ii) in all other cases, the tax rate is 25%, or the domestic rate (if such is lower). The aforementioned rates under the U.S.-Israel Double Tax Treaty will not apply if the dividend income was derived through a permanent establishment that the Treaty U.S. Resident maintains in Israel. U.S. residents who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for United States federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in U.S. tax legislation.

A non-Israeli resident that receives dividend income derived from or accrued from Israel, from which the full amount of tax was withheld at source, is generally exempt from the obligation to file tax returns in Israel with respect to such income, provided that (i) such income was not generated from a business conducted in Israel by the taxpayer, (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed, and (iii) the taxpayer is not obliged to pay excess tax (as further explained below).

Intermediary payers of dividends on our shares, including the financial institution through which the securities are held, are generally required, subject to (i) any of the foregoing exemptions, (ii) reduced tax rates, or (iii) the demonstration of a shareholder of his, her or its foreign residency, to withhold taxes upon the distribution of dividends at a rate of 25%, provided that the shares are registered with a nominee company (for corporations and individuals).

Excess Tax

Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% on annual income exceeding a certain threshold (NIS 651,600 for 2020 which amount is linked to the annual change in the Israeli consumer price index), including, but not limited to income derived from dividends, interest and capital gains.

Estate and Gift Tax

Israeli law presently does not impose estate or gift taxes.

10.F. DIVIDENDS AND PAYING AGENTS

We have never declared or paid cash dividends to our shareholders. Currently, we do not intend to pay cash dividends. We intend to reinvest any earnings in developing and expanding our business. Any future determination relating to our dividend policy will be at the discretion of the Cognyte Board and will depend on a number of factors, including future earnings, our financial condition, operating results, contractual restrictions, capital requirements, business prospects, applicable Israeli law and other factors that the Cognyte Board may deem relevant. Accordingly, we have not appointed any paying agent.

10.G. STATEMENT BY EXPERTS

The combined financial statements of the Cognyte Business of Verint Systems Inc. as of January 31, 2020 and 2019 and for the years then ended have been audited by Deloitte & Touche LLP, independent registered public accounting firm, as stated in their report appearing herein.

10.H. DOCUMENTS ON DISPLAY

Any statement in this Form 20-F about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to the Form 20-F, the contract or document is deemed to modify the description contained in this Form 20-F. You must review the exhibits themselves for a complete description of the contract or document.

Upon completion of the spin-off, we will become subject to the informational requirements of the Exchange Act. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and periodic reports on Form 6-K. The SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov. In addition, as of the first day of listing of our shares on NASDAQ, copies of all information and documents pertaining to press releases, media conferences, investor updates and presentations at analyst and investor presentation conferences can be downloaded from our website, which will be operational at or prior to the spin-off. The information that will be contained on our website is not a part of this Form 20-F.

As an FPI, we will be exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish or make available to our shareholders annual reports containing our combined financial statements prepared in accordance with GAAP. Our annual report will contain an “Operating and Financial Review and Prospects” section for the relevant periods.

10.I. SUBSIDIARY INFORMATION

Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The major financing risks faced by us will be managed by our treasury function. For information about the effects of currency and interest rate fluctuations and how we manage currency and interest risk, see “Item 5. Operating and Financial Review and Prospects—5.B. Liquidity and Capital Resources.” Please also see the information set forth under “Note 13. Derivative Financial Instruments” on pages F-40 to F-41 of our combined financial statements and “Note 12. Derivative Financial Instruments” on pages F-72 to F-74 of our condensed combined financial statements and related notes included elsewhere in this Form 20-F.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. DEBT SECURITIES

Not Applicable.

12.B. WARRANTS AND RIGHTS

Not Applicable.

12.C. OTHER SECURITIES

Not Applicable.

12.D. AMERICAN DEPOSITARY SHARES

Not Applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15. CONTROLS AND PROCEDURES

Not Applicable.

ITEM 16. [RESERVED]

Not Applicable.

16.A. AUDIT COMMITTEE AND FINANCIAL EXPERT

Not Applicable.

16.B. CODE OF ETHICS

Not Applicable.

16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not Applicable.

16.D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

16.F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

16.G. CORPORATE GOVERNANCE

Not Applicable.

16.H. MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Historical Combined Financial Statements and Condensed Combined Financial Statements

Please refer to pages F-1 through F-77 of this Form 20-F.

ITEM 18. FINANCIAL STATEMENTS

Not Applicable.

ITEM 19. EXHIBITS

We have filed the following documents as exhibits to this Form 20-F:

Exhibit Number	Description

1.1	Articles of Association of Cognyte Software Ltd.*

2.1	Specimen of Share Certificate for Cognyte’s Ordinary Shares*

2.2	Form of Separation and Distribution Agreement*

4.1	Form of Tax Matters Agreement*

4.2	Form of Employee Matters Agreement*

4.3	Form of Transition Services Agreement*

4.4	Form of Intellectual Property Cross License Agreement*

4.5	Form of Trademark Cross License Agreement*

4.6	Cognyte Software Ltd. 2021 Share Incentive Plan*

4.7	Form of Indemnification Agreement*

4.8	Form of Compensation Policy for Executive Officers and Directors*

8.1	List of Subsidiaries*

15.1	Consent of Deloitte & Touche LLP*

*	To be provided by amendment.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

COGNYTE SOFTWARE LTD.

By:
Name: Ziv Levi
Title: Authorized Representative

By:
Name: David Abadi
Title: Authorized Representative

Date:                    , 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Verint Systems Inc.

Melville, New York

Opinion on the Financial Statements

We have audited the accompanying combined balance sheets of the Cognyte Business of Verint Systems Inc. and subsidiaries (the “Company”) as of January 31, 2020 and 2019, and the related combined statements of operations, comprehensive income, equity, and cash flows for each of the two years in the period ended January 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, such combined financial statements present fairly, in all material respects, the financial position of the Company as of January 31, 2020 and 2019, and the results of their operations and their cash flows for each of the two years in the period ended January 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of a Matter

As described in Note 1 to the combined financial statements, the accompanying combined financial statements have been derived from the separate records maintained by Verint Systems Inc. The combined financial statements also include expense allocations for certain corporate functions historically provided by Verint Systems Inc. These allocations may not be reflective of the actual expenses that would have been incurred had the Company operated as a separate entity apart from Verint Systems Inc. A summary of transactions with related parties is included in Note 3 to the combined financial statements.

/s/ DELOITTE & TOUCHE LLP

New York, New York

September 24, 2020

We have served as the Company’s auditor since 2020.

Cognyte Business of Verint Systems Inc.

Combined Balance Sheets

	January 31,
(in thousands)	2020	2019
Assets
Current Assets:
Cash and cash equivalents	$201,090	$240,192
Restricted cash and cash equivalents, and restricted bank time deposits	43,813	42,262
Short-term investments	6,603	31,061
Accounts receivable, net of allowance for doubtful accounts of $4.1 million and $2.9 million, respectively	180,441	156,262
Contract assets	28,873	46,559
Inventories	14,893	16,750
Prepaid expenses and other current assets	36,486	36,458

Total current assets	512,199	569,544

Property and equipment, net	41,579	34,761
Operating lease right-of-use assets	34,152	—
Goodwill	158,143	147,154
Intangible assets, net	7,868	6,445
Deferred income taxes	2,015	7,503
Other assets	49,155	39,940

Total assets	$805,111	$805,347

Liabilities and Equity
Current Liabilities:
Accounts payable	$43,389	$45,719
Accrued expenses and other current liabilities	85,947	69,917
Contract liabilities	143,695	139,753
Current maturities of note to parent	7,025	13,025

Total current liabilities	280,056	268,414
Long-term contract liabilities	23,305	17,767
Operating lease liabilities	24,446	—
Deferred income taxes	4,732	3,207
Other liabilities	17,401	40,641

Total liabilities	349,940	330,029

Commitments and Contingencies
Equity:
Net parent investment	458,467	481,069
Accumulated other comprehensive loss	(13,923)	(13,462)

Total Cognyte Business of Verint Systems Inc. equity	444,544	467,607
Noncontrolling interest	10,627	7,711

Total equity	455,171	475,318

Total liabilities and equity	$805,111	$805,347

See notes to combined financial statements.

Cognyte Business of Verint Systems Inc.

Combined Statements of Operations

	Year Ended January 31,
(in thousands)	2020	2019
Revenue:
Software	$201,487	$191,062
Software service	171,866	158,146
Professional service and other	83,756	84,252

Total revenue	457,109	433,460

Cost of revenue:
Software	36,071	34,144
Software service	45,012	51,237
Professional service and other	80,517	83,975
Amortization of acquired technology	2,405	7,416

Total cost of revenue	164,005	176,772

Gross profit	293,104	256,688

Operating expenses:
Research and development, net	111,297	100,006
Selling, general and administrative	153,901	137,342
Amortization of other acquired intangible assets	593	651

Total operating expenses	265,791	237,999

Operating income	27,313	18,689

Other income (expense), net:
Interest income	3,509	3,165
Interest expense	(481)	(499)
Other expense, net	(404)	(1,414)

Total other income, net	2,624	1,252

Income before provision for income taxes	29,937	19,941
Provision for income taxes	2,567	7,620

Net income	27,370	12,321
Net income attributable to noncontrolling interest	7,179	3,593

Net income attributable to Cognyte Business of Verint Systems Inc.	$20,191	$8,728

See notes to combined financial statements.

Cognyte Business of Verint Systems Inc.

Combined Statements of Comprehensive Income

	Year Ended January 31,
(in thousands)	2020	2019
Net income	$27,370	$12,321

Other comprehensive loss, net of reclassification adjustments:
Foreign currency translation adjustments	(1,876)	(1,549)
Net increase (decrease) from foreign exchange contracts designated as hedges	1,561	(3,935)
(Provision) benefit for income taxes on net (decrease) increase from foreign exchange contracts designated as hedges	(156)	393

Other comprehensive loss	(471)	(5,091)

Comprehensive income	26,899	7,230

Comprehensive income attributable to noncontrolling interest	7,169	3,537

Comprehensive income attributable to Cognyte Business of Verint Systems Inc.	$19,730	$3,693

See notes to combined financial statements.

Cognyte Business of Verint Systems Inc.

Combined Statements of Equity

(in thousands)	Net Parent Investment	Accumulated Other Comprehensive Loss	Total Cognyte Business of Verint Systems Inc. Equity	Noncontrolling Interest	Total Equity
Balances as of February 1, 2018	$430,788	$(8,427)	$422,361	$8,583	$430,944

Cumulative effect of adoption of ASU No. 2014-09	9,147	—	9,147	—	9,147

Adjusted balances, beginning of period	439,935	(8,427)	431,508	8,583	440,091

Net income	8,728	—	8,728	3,593	12,321
Other comprehensive loss	—	(5,035)	(5,035)	(56)	(5,091)
Dividends to noncontrolling interest	—	—	—	(4,409)	(4,409)
Net transfers from parent	32,406	—	32,406	—	32,406

Balances as of January 31, 2019	481,069	(13,462)	467,607	7,711	475,318

Net income	20,191	—	20,191	7,179	27,370
Other comprehensive loss	—	(461)	(461)	(10)	(471)
Dividends to noncontrolling interest	—	—	—	(4,253)	(4,253)
Net transfers to parent	(42,793)	—	(42,793)	—	(42,793)

Balances as of January 31, 2020	$458,467	$(13,923)	$444,544	$10,627	$455,171

See notes to combined financial statements.

Cognyte Business of Verint Systems Inc.

Combined Statements of Cash Flows

	Year Ended January 31,
(in thousands)	2020	2019
Cash flows from operating activities:
Net income	$27,370	$12,321
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	17,325	21,021
Provision for doubtful accounts	1,355	1,937
Stock-based compensation, excluding cash-settled awards	31,028	25,536
Provision for deferred income taxes	5,603	9,003
Non-cash gains on derivative financial instruments, net	(395)	(726)
Other non-cash items, net	(3,645)	(3,792)
Changes in operating assets and liabilities, net of effects of business combinations:
Accounts receivable	(24,140)	(44,137)
Contract assets	17,658	21,621
Inventories	(392)	(3,616)
Prepaid expenses and other assets	7,032	1,556
Accounts payable and accrued expenses	1,307	(7,750)
Contract liabilities	9,321	29,998
Other liabilities	(20,847)	(10,202)
Other, net	(1,394)	965

Net cash provided by operating activities	67,186	53,735

Cash flows from investing activities:
Cash paid for business combinations, including adjustments, net of cash acquired	(18,693)	(3,811)
Purchases of property and equipment	(13,691)	(9,923)
Purchases of investments	(29,099)	(57,735)
Maturities and sales of investments	53,527	28,243
Settlements of derivative financial instruments not designated as hedges	212	126
Cash paid for capitalized software development costs	(7,638)	(2,687)
Change in restricted bank time deposits, including long-term portion	(14,159)	(21,773)
Other investing activities	—	(779)

Net cash used in investing activities	(29,541)	(68,339)

Cash flows from financing activities:
Net transfers (to) from parent	(72,057)	6,538
Proceeds from parent borrowings	—	7,025
Repayments of parent borrowings	(6,000)	(1,000)
Dividends paid to noncontrolling interest	(4,253)	(4,409)
Payments of contingent consideration for business combinations (financing portion)	(3,419)	(2,016)
Other financing activities	(244)	(81)

Net cash (used in) provided by financing activities	(85,973)	6,057

Foreign currency effects on cash, cash equivalents, restricted cash, and restricted cash equivalents	(985)	(544)

Net decrease in cash, cash equivalents, restricted cash, and restricted cash equivalents	(49,313)	(9,091)
Cash, cash equivalents, restricted cash, and restricted cash equivalents, beginning of year	282,722	291,813

Cash, cash equivalents, restricted cash, and restricted cash equivalents, end of year	$233,409	$282,722

Reconciliation of cash, cash equivalents, restricted cash, and restricted cash equivalents at end of period to the combined balance sheets:
Cash and cash equivalents	$201,090	$240,192
Restricted cash and cash equivalents included in restricted cash and cash equivalents, and restricted bank time deposits	24,513	40,152
Restricted cash and cash equivalents included in other assets	7,806	2,378

Total cash, cash equivalents, restricted cash, and restricted cash equivalents	$233,409	$282,722

See notes to combined financial statements.

Cognyte Business of Verint Systems Inc.

Notes to Combined Financial Statements

1.	ORGANIZATION, OPERATIONS AND BASIS OF PRESENTATION

Background

On December 4, 2019, Verint announced plans to separate into two independent companies: Cognyte Software Ltd. (the “Company,” “Cognyte,” “we,” “us” and “our”), which will consist of its Cyber Intelligence Solutions™ business (referred to herein as the “Cognyte Business of Verint Systems Inc.”) and Verint Systems Inc. (“Verint”), which will consist of its Customer Engagement Business. To implement the separation, pursuant to the Separation and Distribution Agreement that Verint will enter into with us prior to the spin-off transaction (“the Spin-off”), Verint will first transfer the Canadian portion of its Cyber Intelligence Solutions business to us and will enter into a binding agreement to transfer the remainder of its Cyber Intelligence Solutions business to us, will subsequently distribute all of our shares held by Verint to Verint shareholders, pro rata to their respective holdings, and immediately thereafter Verint will transfer the remainder of its Cyber Intelligence Solutions business to us pursuant to the binding commitment. The distribution is intended to be tax-free to Verint and Cognyte shareholders for both U.S. federal income tax purposes and Israeli tax purposes. In connection with the Spin-off, Verint is being treated as the accounting spinnor, consistent with the legal form of the transaction.

We expect the transaction to be completed during the Company’s first quarter of fiscal year 2022. The completion of the Spin-off is subject to certain conditions, including effectiveness of the appropriate filings with the Securities and Exchange Commission (“SEC”) and final approval by Verint’s Board of Directors. There are no assurances as to when the planned Spin-off will be completed, if at all.

Description of Business

Cognyte is a global provider in security analytics software that empowers governments and enterprises with Actionable Intelligence for a safer world. Our open software fuses, analyzes and visualizes disparate data sets at scale to help security organizations find the needles in the haystacks. Over 1,000 government and enterprise customers in more than 100 countries rely on Cognyte’s solutions to accelerate security investigations and connect the dots to identify, neutralize, and prevent national security, personal safety, business continuity and cyber threats.

Basis of Presentation

The Company has not published stand-alone financial statements in the past. As a result, these combined financial statements reflect the historical financial position, results of operations and cash flows of the Company for the periods presented as historically managed within Verint. The combined financial statements have been derived (carved-out) from the consolidated financial statements and accounting records of Verint and have been prepared in conformity with accounting principles generally accepted in the United States (“GAAP”).

The primary basis for presenting consolidated financial statements is when one entity has a controlling financial interest in another entity. As there is no controlling financial interest present between or among the entities that comprise our business, we are preparing our financial statements on a combined basis. Verint’s investment in our business is shown in lieu of equity attributable to Cognyte as there is no consolidated entity for which Verint holds an equity interest in. Verint’s investment represents its interest in the recorded net assets of Cognyte. The accompanying combined financial statements also include a joint venture in which we hold a 50% equity interest. The joint venture is a variable interest entity in which we are the primary beneficiary as we have the power to direct the activities that are most significant to the VIE. The joint venture’s activities primarily include promoting transactions with end customers as well as negotiating their commercial terms, providing local technical support and interfacing with customers. The noncontrolling interest in the less than wholly owned subsidiary is reflected within equity in our combined balance sheets, but separately from our equity.

Equity investments in companies in which we have less than a 20% ownership interest and cannot exercise significant influence, and which do not have readily determinable fair values, are accounted for at cost, adjusted for changes resulting from observable price changes in orderly transactions for an identical or similar investment of the same issuer, less any impairment.

All internal transactions have been eliminated. As described in Note 3, “Related Party Transactions with Verint,” all significant transactions between the Company and Verint have been included in these combined financial statements.

Verint generally uses a decentralized approach to cash management and financing of its operations. The majority of the cash generated by a legal entity remains with that entity and is used to fund that entity’s operations and/or investing activities. For those entities legally owned by the Cyber Intelligence Solutions business, the associated cash has been attributed to the combined balance sheets for each period presented. For certain entities, the entity’s cash is transferred to a cash pooling entity and the cash pooling entity funds the business’s operating and investing activities as needed. These cash pooling arrangements are not reflective of the manner in which the business would have been able to finance its operations had it been a stand-alone business separate from Verint during the periods presented. Transfers of cash relating to these cash pooling arrangements are included as components of net parent investment on the combined statements of equity.

The preparation of the combined financial statements requires management to make certain estimates and assumptions, either at the balance sheet date or during the year that affects the reported amounts of assets and liabilities as well as expenses. Actual outcomes and results could differ from those estimates and assumptions. The following paragraphs describe the significant estimates and assumptions applied by management in the preparation of these combined financial statements.

These combined financial statements include the assets and liabilities of the Verint subsidiaries that are attributable to the Company’s business and exclude the assets and liabilities of the Verint subsidiaries that are not attributable to the Company’s business. Third-party debt obligations of Verint and the corresponding financing costs related to those debt obligations, specifically those that relate to senior notes, term loans, and revolving credit facilities, have not been attributed to the Company, as the Company was not the legal obligor on the debt.

During the periods presented, the Company functioned as part of the larger group of companies controlled by Verint. Accordingly, Verint performed certain corporate overhead functions for the Company. Therefore, certain corporate costs, including compensation costs for corporate employees supporting the Company, have been allocated from Verint. These allocated costs are for corporate functions including, but not limited to, senior management, legal, human resources, finance and accounting, treasury, information technology, internal audit and other shared services, which were not historically provided at the Company level. Where possible, these costs were specifically identified to the Company, with the remainder primarily allocated on the basis of revenue as a relevant measure. The combined financial statements do not necessarily include all the expenses that would have been incurred or held by the Company had it been a separate, stand-alone company and we expect to incur additional expenses as a separate, stand-alone publicly-traded company. It is not practicable to estimate actual costs that would have been incurred had the Company been a separate stand-alone company during the periods presented. Allocations for management costs and corporate support services provided to the Company totaled $81.8 million and $72.6 million for the years ended January 31, 2020 and 2019, respectively. The Company and Verint consider the allocations to be a reasonable reflection of the benefits received by the Company. Going forward, the Company may perform these functions using its own resources or outsourced services. For a period following the Spin-off, however, some of these functions will continue to be provided by Verint under a transition services agreement.

COVID-19 Pandemic

On March 11, 2020, the World Health Organization declared the COVID-19 outbreak a global pandemic. The outbreak has reached all of the regions in which we do business, and governmental authorities around the world have implemented numerous measures attempting to contain and mitigate the effects of the virus, including travel bans and restrictions, border closings, quarantines, shelter-in-place orders, shutdowns, limitations or closures of non-essential businesses, and social distancing requirements. Companies around the world, including us, our customers, partners, and vendors, have implemented actions in response, including among others, office closings, site restrictions, and employee travel restrictions. Notwithstanding the loosening of these restrictions in certain countries in certain periods since the onset of the pandemic, the global spread of COVID-19 and actions taken in response have negatively affected us, our customers, partners, and vendors and caused significant economic and business disruption the extent and duration of which is not currently known. In response to these challenges, we quickly adjusted our operations to work from home and we believe our business continuity plan is working well. We are monitoring and assessing the impact of the COVID-19 pandemic daily, including recommendations and orders issued by government and public health authorities. We continue to work to help our customers meet their business continuity needs and help keep the world safe during this difficult time and are managing our operations with a view to resuming normal business activity as soon as possible.

See Note 18, “Subsequent Events”, for additional information regarding the impact of the COVID-19 pandemic.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with GAAP requires our management to make estimates and assumptions, which may affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and highly liquid investments having an original maturity of three months or less.

Restricted Cash and Cash Equivalents, and Restricted Bank Time Deposits

Restricted cash and cash equivalents, and restricted bank time deposits are mainly pledged as collateral for performance guarantees.

Investments

Our investments generally consist of bank time deposits with remaining maturities in excess of 90 days at the time of purchase. We held no marketable debt securities at January 31, 2020 and 2019. Investments with maturities in excess of one year are included in other assets.

Accounts Receivable, net

Trade accounts receivable are comprised of invoiced amounts due from customers for which we have an unconditional right to collect and are not interest-bearing. Credit is extended to customers based on an evaluation of their financial condition and other factors. We generally do not require collateral or other security to support accounts receivable.

Concentrations of Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk consist principally of cash and cash equivalents, bank time deposits, short-term investments, trade accounts receivable, and contract assets. We invest our cash in bank accounts and bank time deposits. By policy, we seek to limit credit exposure on investments through diversification and by restricting our investments to highly rated securities.

We grant credit terms to our customers in the ordinary course of business. Concentrations of credit risk with respect to trade accounts receivable and contract assets are generally limited due to the large number of customers comprising our customer base and their dispersion across different industries and geographic areas. We have both direct and indirect contracts with two governments outside the United States, that combined accounted for $51.7 million and $84.3 million of our aggregated accounts receivable and contract assets, at January 31, 2020 and 2019, respectively. We believe our contracts with these governments present insignificant credit risk.

Allowance for Doubtful Accounts

We estimate the collectability of our accounts receivable balances each accounting period and adjust our allowance for doubtful accounts accordingly. Considerable judgment is required in assessing the collectability of accounts receivable, including consideration of the creditworthiness of each customer, their collection history, and the related aging of past due accounts receivable balances. We evaluate specific accounts when we learn that a customer may be experiencing a deteriorating financial condition due to lower credit ratings, bankruptcy, or other factors that may affect its ability to render payment. We write-off an account receivable and charge it against its recorded allowance at the point when it is considered uncollectible.

The following table summarizes the activity in our allowance for doubtful accounts for the years ended January 31, 2020 and 2019:

	Year Ended January 31,
(in thousands)	2020	2019
Allowance for doubtful accounts, beginning of year	$2,911	$1,763
Provisions charged to expense	1,355	1,937
Amounts written off	(152)	(744)
Other, including fluctuations in foreign exchange rates	(29)	(45)

Allowance for doubtful accounts, end of year	$4,085	$2,911

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the weighted-average method of inventory accounting. The valuation of our inventories requires us to make estimates regarding excess or obsolete inventories, including making estimates of the future demand for our products. Although we make every effort to ensure the accuracy of our forecasts of future product demand, any significant unanticipated changes in demand, price, or technological developments could have a significant impact on the value of our inventory and reported operating results. Charges for excess and obsolete inventories are included within cost of revenue.

Property and Equipment, net

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation is computed using the straight-line method based over the estimated useful lives of the assets. The vast majority of equipment, furniture and other is depreciated over periods ranging from three to five years. Software is typically depreciated over periods ranging from three to four years. Buildings are depreciated over twenty-five years. Leasehold improvements are amortized over the shorter of their estimated useful lives or the related lease term. Finance leased assets are amortized over the related lease term.

The cost of maintenance and repairs of property and equipment is charged to operations as incurred. When assets are retired or disposed of, the cost and accumulated depreciation or amortization thereon are removed from the combined balance sheet and any resulting gain or loss is recognized in the combined statement of operations.

Segment Reporting

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the enterprise’s chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. We evaluated segment reporting in accordance with Accounting Standards Codification (“ASC”) Topic 280, Segment Reporting. We concluded that we operate in a single operating segment and a single reportable segment based on the operating results available and evaluated regularly by the CODM to make decisions about resource allocation and performance assessment. The CODM makes operational performance assessments and resource allocation decisions on a combined basis, inclusive of all of the Company’s products.

Goodwill and Other Acquired Intangible Assets

For business combinations, the purchase prices are allocated to the tangible assets and intangible assets acquired and liabilities assumed based on their estimated fair values on the acquisition dates, with the remaining unallocated purchase prices recorded as goodwill.

We test goodwill for impairment at the reporting unit level on an annual basis as of November 1, or more frequently if changes in facts and circumstances indicate that impairment in the value of goodwill may exist.

We operate as one reporting unit. In testing for goodwill impairment, we may elect to utilize a qualitative assessment to evaluate whether it is more likely than not that the fair value of our reporting unit is less than its carrying amount. If we elect to bypass a qualitative assessment, or if our qualitative assessment indicates that goodwill impairment is more likely than not, we perform quantitative impairment testing. If our quantitative testing determines that the carrying value of the reporting unit exceeds its fair value, goodwill impairment is recognized in an amount equal to that excess, limited to the total goodwill allocated to our reporting unit.

We utilize some or all of three primary approaches to assess the fair value of a reporting unit: (a) an income-based approach, using projected discounted cash flows, (b) a market-based approach, using valuation multiples of comparable companies, and (c) a transaction-based approach, using valuation multiples for recent acquisitions of similar businesses made in the marketplace. Our estimate of fair value of our reporting unit is based on a number of subjective factors, including: (a) appropriate consideration of valuation approaches (income approach, comparable public company approach, and comparable transaction approach), (b) estimates of future growth rates, (c) estimates of our future cost structure, (d) discount rates for our estimated cash flows, (e) selection of peer group companies for the public company and the market transaction approaches, (f) required levels of working capital, (g) assumed terminal value, and (h) time horizon of cash flow forecasts.

Acquired identifiable intangible assets include identifiable acquired technologies, customer relationships, trade names, distribution networks, and non-competition agreements. We amortize the cost of finite-lived identifiable intangible assets over their estimated useful lives, which are periods of ten years or less. Amortization is based on the pattern in which the economic benefits of the intangible asset are expected to be realized, which typically is on a straight-line basis. The fair values assigned to identifiable intangible assets acquired in business combinations are determined primarily by using the income approach, which discounts expected future cash flows attributable to these assets to present value using estimates and assumptions determined by management. The acquired identifiable finite-lived intangible assets are being amortized primarily on a straight-line basis, which we believe approximates the pattern in which the assets are utilized, over their estimated useful lives.

Fair Value Measurements

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. An instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. This fair value hierarchy consists of three levels of inputs that may be used to measure fair value:

•	Level 1: quoted prices in active markets for identical assets or liabilities;

•

Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

•	Level 3: unobservable inputs that are supported by little or no market activity.

We review the fair value hierarchy classification of our applicable assets and liabilities at each reporting period. Changes in the observability of valuation inputs may result in transfers within the fair value measurement hierarchy. We did not identify any transfers between levels of the fair value measurement hierarchy during the years ended January 31, 2020 and 2019.

Fair Values of Financial Instruments

Our recorded amounts of cash and cash equivalents, restricted cash and cash equivalents, and restricted bank time deposits, accounts receivable, contract assets, investments, and accounts payable approximate fair value, due to the short-term nature of these instruments. We measure certain financial assets and liabilities at fair value based on the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants.

Derivative Financial Instruments

As part of our risk management strategy, when considered appropriate, we use derivative financial instruments including foreign currency forward contracts to hedge against certain foreign currency exposure. Our intent is to mitigate gains and losses caused by the underlying exposures with offsetting gains and losses on the derivative contracts. By policy, we do not enter into speculative positions with derivative instruments.

We record all derivatives as assets or liabilities on our combined balance sheets at their fair values. Gains and losses from the changes in values of these derivatives are accounted for based on the use of the derivative and whether it qualifies for hedge accounting.

The counterparties to our derivative financial instruments consist of two major financial institutions. We regularly monitor the financial strength of these institutions. While the counterparties to these contracts expose us to credit-related losses in the event of a counterparty’s non-performance, the risk would be limited to the unrealized gains on such affected contracts. We do not anticipate any such losses.

Revenue Recognition

We account for revenue in accordance with Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606), which was adopted on February 1, 2018, using the modified retrospective transition method. For further discussion of our accounting policies related to revenue, see Note 4, “Revenue Recognition.”

Cost of Revenue

Our cost of revenue includes costs of materials, compensation and benefit costs for operations and service personnel, subcontractor costs, royalties and license fees related to third-party software included in our products and third-party SaaS providers, cloud infrastructure costs, depreciation of equipment used in operations and service, amortization of capitalized software development costs and certain purchased intangible assets, travel expenses associated with provision of installation, training, consulting and development services resources dedicated to project management and an allocation of overhead costs, such as facility, IT, operations costs, and other overhead expenses. Costs that relate to materials and royalties are generally expensed upon shipment and costs related to travel, subcontractors, and personnel and related expenses are generally expensed as incurred in the period in which the personnel related services are performed. Refer to Note 4, “Revenue Recognition” under the heading “Costs to Obtain and Fulfill Contracts” for further details regarding customer contract costs.

Research and Development, net

With the exception of certain software development costs, all research and development costs are expensed as incurred, and consist primarily of personnel and consulting costs, travel, depreciation of research and development equipment, and related overhead and other costs associated with research and development activities.

We receive non-refundable grants from the Israeli Innovation Authority (“IIA”) that fund a portion of our research and development expenditures. We currently only enter into non-royalty-bearing arrangements with the IIA which do not require us to pay royalties. Funds received from the IIA are recorded as a reduction to research and development expense. Royalties, to the extent paid, are recorded as part of our cost of revenue.

We also periodically derive benefits from participation in certain government-sponsored programs in other jurisdictions, for the support of research and development activities conducted in those locations.

Software Development Costs

Costs incurred to acquire or develop software to be sold, leased or otherwise marketed are capitalized after technological feasibility is established, and continue to be capitalized through the general release of the related software product. Amortization of capitalized costs begins in the period in which the related product is available for general release to customers and is recorded on a straight-line basis, which approximates the pattern in which the economic benefits of the capitalized costs are expected to be realized, over the estimated economic lives of the related software products, generally four years.

Internal-Use Software

We capitalize costs associated with software that is acquired, internally developed or modified solely to meet our internal needs. Capitalization begins when the preliminary project stage has been completed and management with the relevant authority authorizes and commits to the funding of the project. These capitalized costs include external direct costs utilized in developing or obtaining the applications and expenses for employees who are directly associated with the development of the applications. Capitalization of such costs continues until the project is substantially complete and is ready for its intended purpose. Capitalized costs of computer software developed for internal use are generally amortized over estimated useful lives of four years on a straight-line basis, which best represents the pattern of the software’s use.

Income Taxes

The tax provision is presented on a separate company basis as if we were a separate filer. A portion of our operations have historically been included in the tax returns filed by certain Verint entities for which our business is a part of. The effects of tax adjustments and settlements from taxing authorities are presented in our combined financial statements in the period to which they relate as if we were a separate filer. Our current obligations for taxes are settled with our parent on an estimated basis and adjusted in later periods as appropriate. All income taxes due to or due from our parent that have not been settled or recovered by the end of the period are reflected in net parent investment within the combined financial statements. The tax provision has been calculated as if the business was operating on a stand-alone basis and filed separate tax returns in the jurisdictions in which it operates. Therefore, cash tax payments and items of current and deferred taxes may not be reflective of the actual tax balances had the business been a stand-alone company during the periods presented.

We account for income taxes under the asset and liability method which includes the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in our combined financial statements. Under this approach, deferred taxes are recorded for the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. The provision for income taxes represents income taxes paid or payable for the current year plus deferred taxes. Deferred taxes result from differences between the financial statement and tax bases of our assets and liabilities, and are adjusted for changes in tax rates and tax laws when changes are enacted. The effects of future changes in income tax laws or rates are not anticipated.

We are subject to income taxes in the United States, Israel and numerous foreign jurisdictions. The calculation of our income tax provision involves the application of complex tax laws and requires significant judgment and estimates. We evaluate the realizability of our deferred tax assets for each jurisdiction in which we operate at each reporting date, and establish valuation allowances when it is more likely than not that all or a portion of our deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income of the same character and in the same jurisdiction. We consider all available positive and negative evidence in making this assessment, including, but not limited to, the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies. In circumstances where there is sufficient negative evidence indicating that our deferred tax assets are not more-likely-than-not realizable, we establish a valuation allowance.

We use a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate tax positions taken or expected to be taken in a tax return by assessing whether they are more-likely-than-not sustainable, based solely on their technical merits, upon examination and including resolution of any related appeals or litigation process. The second step is to measure the associated tax benefit of each position as the largest amount that we believe is more-likely-than-not realizable. Differences between the amount of tax benefits taken or expected to be taken in our income tax returns and the amount of tax benefits recognized in our financial statements represent our unrecognized income tax benefits, which we either record as a liability or as a reduction of deferred tax assets. Our policy is to include interest (expense and/or income) and penalties related to unrecognized income tax benefits as a component of the provision for income taxes.

Functional Currencies and Foreign Currency Transaction Gains and Losses

Our functional currency, and the functional currency of most of our subsidiaries, is the U.S. dollar, although we have some subsidiaries with functional currencies that are their local currency.

Transactions denominated in currencies other than a functional currency are converted to the functional currency on the transaction date, and any resulting assets or liabilities are further translated at each reporting date and at settlement. Gains and losses recognized upon such translations are included within other income (expense), net in the combined statements of operations. We recorded net foreign currency losses of $0.7 million and $2.1 million for the years ended January 31, 2020 and 2019, respectively.

For combined reporting purposes, in those instances where a subsidiary has a functional currency other than the U.S. dollar, revenue and expenses are translated into U.S. dollars using average exchange rates for the reporting period, while assets and liabilities are translated into U.S. dollars using period-end rates. The effects of foreign currency translation adjustments are included in stockholders’ equity as a component of accumulated other comprehensive loss in the accompanying combined balance sheets.

Stock-Based Compensation

Certain Company employees participate in stock-based compensation plans sponsored by Verint. Awards granted under the plans are based on Verint’s common shares and, as such, are included in net parent investment. We recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of the award. We recognize the fair value of the award as compensation expense over the period during which an employee is required to provide service in exchange for the award.

Leases

We determine if an arrangement is a lease at inception. Operating lease assets are presented as operating lease right-of-use (“ROU”) assets, and corresponding operating lease liabilities are presented within accrued expenses and other current liabilities (current portions), and as operating lease liabilities (long-term portions), on our combined balance sheets. Finance lease assets are included in property and equipment, and corresponding finance lease liabilities are included within accrued expenses and other current liabilities (current portions), and other liabilities (long-term portions), on our combined balance sheets.

Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the remaining lease payments over the lease term at commencement date. Our leases do not provide an implicit interest rate. We calculate the incremental borrowing rate to reflect the interest rate that we would have to pay to borrow on a collateralized basis an amount equal to the lease payments in a similar economic environment over a similar term, and consider our historical borrowing activities and market data in this determination. The operating lease ROU asset also includes any lease payments made and excludes lease incentives and initial direct costs incurred. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term.

We have lease agreements with lease and non-lease components, which we account for as a single lease component. Some of our leases contain variable lease payments, which are expensed as incurred unless those payments are based on an index or rate. Variable lease payments based on an index or rate are initially measured using the index or rate in effect at lease commencement and included in the measurement of the lease liability; thereafter, changes to lease payments due to rate or index updates are recorded as rent expense in the period incurred. We have elected not to recognize ROU assets and lease liabilities for short-term leases that have a term of twelve months or less. The effect of short-term leases on our ROU assets and lease liabilities was not material. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants. In addition, we do not have any related party leases and our sublease transactions are de minimis.

Recent Accounting Pronouncements

New Accounting Pronouncements Recently Adopted

In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2016-02, Leases (Topic 842). ASU No. 2016-02 supersedes the requirements in Topic 840, Leases, and requires lessees to recognize ROU assets and liabilities for leases with lease terms of more than twelve months. We adopted ASU No. 2016-02 as of February 1, 2019 using the modified retrospective transition method of applying the new standard at the adoption date. Results for reporting periods beginning on or after February 1, 2019 are presented under the new guidance, while prior periods amounts are not adjusted and continue to be reported in accordance with previous guidance. Disclosures required under the new standard will not be provided for dates and periods before February 1, 2019.

The new standard provided a number of optional practical expedients in transition. We elected the transition package of practical expedients available in the standard, which permits us not to reassess under the new standard our prior conclusions about lease identification, lease classification, and initial direct costs and the practical expedient to not account for lease and non-lease components separately. We did not elect the use-of-hindsight or the practical expedient pertaining to land easements; the latter not being applicable to us.

The adoption of ASU No. 2016-02 resulted in the recognition of ROU assets of approximately $34.1 million and lease liabilities for operating leases of approximately $31.6 million on our combined balance sheet as of February 1, 2019 with no material impact to our combined statements of operations. The ROU assets are higher than the operating lease liabilities primarily because of previously recorded prepayment rent balances reclassified into the ROU assets. There was no impact to our net parent investment upon adoption of the standard. The adoption of the new standard also resulted in significant additional disclosures regarding our leasing activities. Refer to Note 15, “Leases” for further details.

In February 2018, the FASB issued ASU No. 2018-02, Income Statement-Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income, which provides companies the option to reclassify from accumulated other comprehensive income to retained earnings the stranded tax effects resulting from the Tax Cuts and Jobs Act of 2017. The stranded tax effect represents the difference between the amount previously recorded in other comprehensive income at the historical U.S. federal tax rate that remains in accumulated other comprehensive loss at the time the 2017 Tax Act was effective and the amount that would have been recorded using the newly enacted rate. We adopted this guidance on February 1, 2019, and the adoption did not have an impact on our combined financial statements.

In June 2018, the FASB issued ASU No. 2018-07, Compensation—Stock Compensation (Topic 718)—Improvements to Nonemployee Share-Based Payment Accounting, to simplify the accounting for nonemployee share-based payment transactions by expanding the scope of ASC Topic 718, Compensation—Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. Under the new standard, most of the guidance on stock compensation payments to nonemployees would be aligned with the requirements for share-based payments granted to employees. Adoption of this standard had an immaterial impact on our combined financial statements.

New Accounting Pronouncements Not Yet Effective

In August 2020, the FASB issued ASU No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which simplifies the accounting for convertible instruments by eliminating the requirement to separate embedded conversion features from the host contract when the conversion features are not required to be accounted for as derivatives under Topic 815, Derivatives and Hedging, or that do not result in substantial premiums accounted for as paid-in capital. By removing the separation model, a convertible debt instrument will be reported as a single liability instrument with no separate accounting for embedded conversion features. This new standard also removes certain settlement conditions that are required for contracts to qualify for equity classification and simplifies the diluted earnings per share calculations by requiring that an entity use the if-converted method and that the effect of potential share settlement be included in diluted earnings per share calculations. This new standard will be effective for us in fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020. We are currently assessing the impact of adopting this standard on the combined financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which affects general principles within Topic 740, Income Taxes and is meant to simplify and reduce the cost of accounting for income taxes. This standard is effective for annual reporting periods beginning after December 15, 2021, and interim reporting periods within annual reporting periods beginning after December 15, 2022. We are currently reviewing this standard but do not expect that it will have a material impact on our combined financial statements.

In August 2018, the FASB issued ASU No. 2018-15, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract, which requires customers in a hosting arrangement that is a service contract to follow existing internal-use software guidance to determine which implementation costs to capitalize and which costs to expense. This standard is effective for annual reporting periods beginning after December 15, 2020, and interim reporting periods within annual reporting periods beginning after December 15, 2021 with early adoption permitted. We adopted this guidance prospectively to eligible costs incurred on or after February 1, 2020 and the implementation did not have a material impact on our combined financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework-Changes to The Disclosure Requirements for Fair Value Measurement, which modifies the disclosure requirements on fair value measurements. This standard is effective for annual reporting periods beginning after December 15, 2019, including interim reporting periods within those annual reporting periods, with early adoption permitted. Since the standard affects only disclosure requirements, we do not expect the adoption of the standard to have an impact on our combined financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326)—Measurement of Credit Losses on Financial Instruments. This new standard changes the impairment model for most financial assets and certain other instruments. Entities will be required to use a model that will result in the earlier recognition of allowances for losses for trade and other receivables, held-to-maturity debt securities, loans, and other instruments. For available-for-sale debt securities with unrealized losses, the losses will be recognized as allowances rather than as reductions in the amortized cost of the securities. The new standard is effective for annual periods, and for interim periods within those annual periods, beginning after December 15, 2020, with early adoption permitted. A modified retrospective adoption method is required, with a cumulative-effect adjustment to the opening retained earnings balance in the period of adoption. We adopted this guidance on February 1, 2020, and the adoption did not have a material impact on our combined financial statements.

3.	RELATED PARTY TRANSACTIONS WITH VERINT

The combined financial statements have been prepared on a stand-alone basis and are derived from the consolidated financial statements and accounting records of Verint.

Verint provided certain services, such as but not limited to, senior management, legal, human resources, finance and accounting, treasury, information technology, internal audit and other shared services, on behalf of the Company. Where possible, these costs were specifically identified to the Company, with the remainder primarily allocated on the basis of revenue as a relevant measure. The Company and Verint both consider the allocations to be a reasonable reflection of the benefits received by the Company. During the years ended January 31, 2020 and 2019, the Company was allocated $81.8 million, and $72.6 million, respectively, of corporate expenses incurred by Verint and such amounts are included in the combined statements of operations. As certain expenses reflected in the combined financial statements include allocations of corporate expenses from Verint, these statements could differ from those that would have been prepared had the Company operated on a stand-alone basis.

The components of the costs of services allocated to the Company for the years ended January 31, 2020 and 2019 are as follows:

	Year Ended January 31,
(in thousands)	2020	2019
Software—cost of revenue	$1,871	$688
Software service—cost of revenue	1,639	2,460
Professional service and other—cost of revenue	4,654	2,919
Research and development, net	19,139	17,805
Selling, general and administrative	54,452	48,774

Total allocated corporate expenses	$81,755	$72,646

All significant internal transactions between the Company and Verint have been included in these combined financial statements and are considered to have been effectively settled or are expected to be settled for cash. The total net effect of the settlement of these internal transactions is reflected in the combined statements of cash flows as a financing activity and in the combined balance sheets as net parent investment.

Certain legal entities of the Company have interest-bearing notes under contractual agreements to Verint. The purpose of these notes is to provide funds for certain working capital or other capital and operating requirements of the business. Net interest expense on these notes with Verint is recorded in interest expense in the combined statements of operations and was $0.4 million, and $0.5 million for the years ended January 31, 2020 and 2019, respectively. These notes have fixed and variable interest rates of 2.1% fixed rate and 2.5% plus three-month average LIBOR variable rate, with maturities of the earliest of five years, or on demand, and four years, respectively. The Company had related party notes payable, current of $7.0 million and $13.0 million which is presented in current maturities of note to parent within the combined balance sheets as of January 31, 2020 and 2019, respectively.

Net transfers to and from Verint are included within net parent investment on the combined statements of equity. The components of the net transfers to and from Verint as of January 31, 2020 and 2019 are as follows:

	Year Ended January 31,
(in thousands)	2020	2019
Cash pooling and general financing activities	$(133,666)	$(45,192)
Corporate allocations	81,755	72,646
Income taxes	9,118	4,952

Total net transfers (to) from parent per combined statements of equity	(42,793)	32,406
Stock-based compensation—equity classified awards and issuances	(29,264)	(25,868)

Total net transfers (to) from parent per combined statements of cash flows	$(72,057)	$6,538

4.	REVENUE RECOGNITION

We account for revenue in accordance with ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which we adopted on February 1, 2018, using the modified retrospective method applied to those contracts that were not completed as of February 1, 2018. We recognize revenue at a point in time or over time depicting the transfer of promised goods and services to our customers in an amount that reflects the consideration to which we expect to be entitled in exchange for those good or services. We follow the five-step model for revenue recognition as summarized below:

1) Identify the contract(s) with a customer

A contract with a customer exists when (i) we enter into an enforceable contract with the customer that defines each party’s rights regarding the goods or services to be transferred and identifies the payment terms related to these goods or services, (ii) the contract has commercial substance, and (iii) we determine that collection of substantially all consideration for goods or services that are transferred is probable based on the customer’s intent and ability to pay the promised consideration. We apply judgment in determining the customer’s ability and intention to pay, which is based on a variety of factors including the customer’s historical payment experience or in the case of a new customer, published credit and financial information pertaining to the customer. Our customary business practice is to enter into legally enforceable written contracts with our customers, which set forth the general terms and conditions between the parties. Typically, our customers also submit a purchase order to specify the different goods and services, and the associated prices. Multiple contracts with a single counterparty entered into at or near the same time are evaluated to determine if the contracts should be combined and accounted for as a single contract.

2) Identify the performance obligations in the contract

Performance obligations promised in a contract are identified based on the goods or services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the goods or services either on its own or together with other resources that are readily available from third parties or from us, and are distinct in the context of the contract, whereby the transfer of the goods or services is separately identifiable from other promises in the contract. To the extent a contract includes multiple promised goods or services, we must apply judgment to determine whether promised goods or services are capable of being distinct and are distinct in the context of the contract. If these criteria are not met the promised goods or services are accounted for as a combined performance obligation. Generally, our contracts do not include non-distinct performance obligations, but certain contracts require design, development, or significant customization of our products to meet the customer’s specific requirements, in which case the products and services are combined into one distinct performance obligation. Additionally, our subscription license offerings provide customers with access to and the right to utilize ongoing support to ensure our software is continuously up-to-date with the latest cyber security capabilities. We consider our software subscription licenses and access to critical support to be a single performance obligation.

3) Determine the transaction price

The transaction price is determined based on the consideration to which we will be entitled in exchange for transferring goods or services to the customer. We assess the timing of transfer of goods and services to the customer as compared to the timing of payments to determine whether a significant financing component exists. As a practical expedient, we do not assess the existence of a significant financing component when the difference between payment and transfer of deliverables is a year or less, which is the case in the majority of our customer contracts. The primary purpose of our invoicing terms is not to receive or provide financing from or to customers. Certain contracts may require an advance payment to encourage customer commitment to the project and protect us from early termination of the contract. To the extent the transaction price includes variable consideration, we estimate the amount of variable consideration that should be included in the transaction price utilizing either the expected value method or the most likely amount method depending on the nature of the variable consideration. Variable consideration is included in the transaction price, if we assessed that a significant future reversal of cumulative revenue under the contract will not occur. Typically, our contracts do not provide our customers with any right of return or refund, and we do not constrain the contract price as it is probable that there will not be a significant revenue reversal due to a return or refund.

4) Allocate the transaction price to the performance obligations in the contract

If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. However, if a series of distinct goods or services that are substantially the same qualifies as a single performance obligation in a contract with variable consideration, we must determine if the variable consideration is attributable to the entire contract or to a specific part of the contract. We allocate the variable amount to one or more distinct performance obligations but not all or to one or more distinct services that forms a part of a single performance obligation, when the payment terms of the variable amount relate solely to our efforts to satisfy that distinct performance obligation and it results in an allocation that is consistent with the overall allocation objective of ASU No. 2014-09. Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on a relative stand-alone selling price basis unless the transaction price is variable and meets the criteria to be allocated entirely to a performance obligation or to a distinct good or service that forms part of a single performance obligation. We determine stand-alone selling price (“SSP”) based on the price at which the performance obligation is sold separately. If the SSP is not observable through past transactions, we estimate the SSP taking into account available information such as market conditions, including geographic or regional specific factors, competitive positioning, internal costs, profit objectives, and internally approved pricing guidelines related to the performance obligation.

5) Recognize revenue when (or as) the entity satisfies a performance obligation

We satisfy performance obligations either over time or at a point in time depending on the nature of the underlying promise. Revenue is recognized at the time the related performance obligation is satisfied by transferring a promised good or service to a customer. In certain contracts that include customer substantive acceptance criteria, revenue is not recognized until we can objectively conclude that the product or service meets the agreed-upon specifications in the contract.

We only apply the five-step model to contracts when it is probable that we will collect the consideration we are entitled to in exchange for the goods or services we transfer to our customers. Revenue is measured based on consideration specified in a contract with a customer, and excludes taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction, that are collected by us from a customer.

Shipping and handling activities that are billed to the customer and occur after control over a product has transferred to a customer are accounted for as fulfillment costs and are included in cost of revenue. Historically, these expenses have not been material.

Nature of Goods and Services

We derive and report our revenue in three categories: (a) software revenue, including the sale of subscription (i.e., term-based) or perpetual licenses, and appliances that include software that is essential to the product’s functionality, (b) software service revenue, including support revenue and revenue from cloud-based software-as-a-service subscriptions (“SaaS”), and (c) professional service and other revenue, including revenue from installation and integration services, customer specific development work, the resale of third-party hardware, and consulting and training services.

Our software licenses either provide our customers a perpetual right to use our software or the right to use our software for only a fixed term, in most cases between a one- and three-year time frame. Generally, our contracts do not provide significant services of integration and customization and installation services are not required to be purchased directly from us. For the majority of our software licenses, we have concluded that the licenses are distinct as our customers can benefit from the software on its own. Software revenue is typically recognized when the software is delivered or made available for download to the customer. Our subscription software licenses are not distinct from our support services as the utility of the software to the customer will significantly degrade during the license term. Subscription license revenue is recognized over the term of the subscription period beginning when the software is delivered to the customer. We rarely sell our software licenses on a stand-alone basis and as a result SSP is not directly observable and must be estimated. We apply the adjusted market assessment approach, considering both market conditions and entity specific factors such as assessment of historical data of bundled sales of software licenses with other promised goods and services in order to maximize the use of observable inputs. Software SSP is established based on an appropriate discount from our established list price, taking into consideration whether there is certain stratification of the population with different pricing practices.

Software service revenue is derived from cloud-based SaaS revenue and, providing technical support services, bug fixes and unspecified software updates to customers on a when-and-if-available basis. Each of these performance obligations provide benefit to the customer on a stand-alone basis and are distinct in the context of the contract. Each of these distinct performance obligations represent a stand ready obligation to provide service to a customer, which is concurrently delivered and has the same pattern of transfer to the customer, which is why we account for these support services as a single performance obligation. We recognize support services ratably over the contractual term, which typically is one year, and develop SSP for support services based on stand-alone renewal contracts.

Our solutions are generally sold with warranties that typically range from 90 days to 3 years. These warranties do not represent an additional performance obligation as services beyond assuring that the software license and hardware comply with agreed-upon specifications are not provided.

Professional service revenues primarily consist of fees for installation and integration, deployment and optimization services, as well as consulting and training, and are generally recognized over time as the customer simultaneously receives and consumes the benefits of the professional service as the services are performed. For contracts billed on a fixed price basis, revenue is recognized over time using an input method based on labor hours expended to date relative to the total labor hours expected to be required to satisfy the related performance obligation. Additionally, other revenues consist of the resale of third-party hardware including servers, laptops and communication equipment, and are recognized at a point in time generally upon shipment or delivery. We rarely sell professional services and third-party hardware on a stand-alone basis and as a result SSP is not directly observable and must be estimated. We apply the adjusted market assessment approach, considering both market conditions and entity specific factors such as assessment of historical data of bundled sales of professional services and resale of third-party hardware with other promised goods and services in order to maximize the use of observable inputs. Professional services SSP and resale of third-party hardware SSP is established based on an appropriate discount from our established list price, taking into consideration whether there is certain stratification of the population with different pricing practices.

Certain contracts require us to significantly customize our software and these contracts are generally recognized over time as we perform because our performance does not create an asset with an alternative use and we have an enforceable right to payment plus a reasonable profit for performance completed to date. Revenue is recognized over time based on the extent of progress towards completion of the performance obligation. We use labor hours incurred to measure progress for these contracts because it best depicts the transfer of the asset to the customer. Under the labor hours incurred measure of progress, the extent of progress towards completion is measured based on the ratio of labor hours incurred to date to the total estimated labor hours at completion of the distinct performance obligation. Due to the nature of the work performed in these arrangements, the estimation of total labor hours at completion is complex, subject to many variables and requires significant judgment. If circumstances arise that change the original estimates of revenues, costs, or extent of progress toward completion, revisions to the estimates are made. These revisions may result in increases or decreases in estimated revenues or costs, and such revisions are reflected in revenue on a cumulative catch-up basis in the period in which the circumstances that gave rise to the revision become known. We use the expected cost plus a margin approach or an appropriate discount from our established list price, taking into consideration whether there is certain stratification of the population with different pricing practices, to estimate the SSP of our significantly customized solutions.

Disaggregation of Revenue

The following table provides information about disaggregated revenue by the recurring or nonrecurring nature of revenue. Recurring revenue is the portion of our revenue that we believe is likely to be renewed in the future. The recurrence of these revenue streams in future periods depends on a number of factors including contractual periods and customers’ renewal decisions:

•	Recurring revenue primarily consists of initial and renewal support, subscription software licenses, and SaaS in certain transactions.

•

Nonrecurring revenue primarily consists of our perpetual licenses, appliances, custom development, installation and integration services, consulting and training, and the resale of third-party hardware.

	Year Ended January 31,
(in thousands)	2020	2019
Revenue by recurrence:
Recurring revenue	$192,578	$165,265
Nonrecurring revenue	264,531	268,195

Total revenue	$457,109	$433,460

Contract Balances

The following table provides information about accounts receivable, contract assets, and contract liabilities from contracts with customers:

	January 31,
(in thousands)	2020	2019
Accounts receivable, net	$180,441	$156,262
Contract assets	$28,873	$46,559
Long-term contract assets (included in other assets)	$937	$—
Contract liabilities	$143,695	$139,753
Long-term contract liabilities	$23,305	$17,767

We receive payments from customers based upon contractual billing schedules, and accounts receivable are recorded when the right to consideration becomes unconditional. Contract assets are rights to consideration in exchange for goods or services that we have transferred to a customer when that right is conditional on something other than the passage of time. The majority of our contract assets represent unbilled amounts related to arrangements where our right to consideration is subject to the contractually agreed upon billing schedule. We expect billing and collection of a majority of our contract assets to occur within the next twelve months and had no asset impairment related to contract assets in the period. During the years ended January 31, 2020 and 2019, we transferred $36.1 million and $59.3 million, respectively, to accounts receivable from contract assets recognized at the beginning of each period, as a result of the right to the transaction consideration becoming unconditional. We recognized $17.6 million and $45.5 million of contract assets during the years ended January 31, 2020 and 2019, respectively. There are two customers that accounted for a combined $51.7 million and $84.3 million of our aggregated accounts receivable and contract assets at January 31, 2020 and 2019, respectively. These amounts result from both direct and indirect contracts with governments outside of the U.S. which we believe present insignificant credit risk.

Contract liabilities represent consideration received or consideration which is unconditionally due from customers prior to transferring goods or services to the customer under the terms of the contract. Revenue recognized during the years ended January 31, 2020 and 2019 from amounts included in contract liabilities at the beginning of each period was $106.8 million and $96.6 million, respectively.

Remaining Performance Obligations

Transaction price allocated to remaining performance obligations (“RPO”) represents contracted revenue that has not yet been recognized, which includes contract liabilities and non-cancelable amounts that will be invoiced and recognized as revenue in future periods. The majority of our arrangements are for periods of up to three years, with a significant portion being one year or less.

The timing and amount of revenue recognition for our RPO is influenced by several factors, including timing of support renewals, and the revenue recognition for certain projects can extend over longer periods of time, delivery under which, for various reasons, may be delayed, modified, or canceled. Therefore, the amount of remaining obligations may not be a meaningful indicator of future results.

The following table provides information about our RPO:

	January 31,
(in thousands)	2020	2019
RPO:
Expected to be recognized within 1 year	$356,677	$302,703
Expected to be recognized in more than 1 year	225,056	267,436

Total RPO	$581,733	$570,139

Costs to Obtain and Fulfill Contracts

We capitalize commissions paid to internal sales personnel and agent commissions that are incremental to obtaining customer contracts. We have determined that these commissions are in fact incremental and would not have occurred absent the customer contract. Our sales and agent commissions paid on annual renewals of support are commensurate with the commission paid on the initial contract. Capitalized sales and agent commissions are amortized on a straight-line basis over the period the goods or services are transferred to the customer to which the assets relate.

Total capitalized costs to obtain contracts were $8.3 million as of January 31, 2020, of which $4.9 million is included in prepaid expenses and other current assets and $3.4 million is included in other assets on our combined balance sheet. Total capitalized costs to obtain contracts were $9.3 million as of January 31, 2019, of which $5.3 million is included in prepaid expenses and other current assets and $4.0 million is included in other assets on our combined balance sheet. During the years ended January 31, 2020 and 2019, we expensed $28.2 million and $25.0 million, respectively, of sales and agent commissions, which are included in selling, general and administrative expenses and there was no impairment loss recognized for these capitalized costs.

We capitalize costs incurred to fulfill our contracts when the costs relate directly to the contract and are expected to generate resources that will be used to satisfy the performance obligation under the contract and are expected to be recovered through revenue generated under the contract. Costs to fulfill contracts are expensed to cost of revenue as we satisfy the related performance obligations. Total capitalized costs to fulfill contracts were $7.6 million as of January 31, 2020, of which $7.1 million is included in prepaid expenses and other current assets and $0.5 million is included in other assets on our combined balance sheet. Total capitalized costs to fulfill contracts were $11.3 million as of January 31, 2019, of which $10.1 million is included in prepaid expenses and other current assets and $1.2 million is included in other assets on our combined balance sheet. Deferred cost of revenue is classified in its entirety as current or long-term based on whether the related revenue will be recognized within twelve months of the origination date of the arrangement. The amounts capitalized primarily relate to prepaid third-party cloud costs. During the years ended January 31, 2020 and 2019, we amortized $11.8 million and $16.7 million, respectively, of contract fulfillment costs.

5.	CASH, CASH EQUIVALENTS, AND SHORT-TERM INVESTMENTS

The following tables summarize our cash, cash equivalents, and short-term investments as of January 31, 2020 and 2019:

	January 31, 2020
(in thousands)	Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Cash and cash equivalents:
Cash and bank time deposits	$201,090	$—	$—	$201,090

Total cash and cash equivalents	$201,090	$—	$—	$201,090

Short-term investments:
Bank time deposits	$6,603	$—	$—	$6,603

Total short-term investments	$6,603	$—	$—	$6,603

	January 31, 2019
(in thousands)	Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Cash and cash equivalents:
Cash and bank time deposits	$240,192	$—	$—	$240,192

Total cash and cash equivalents	$240,192	$—	$—	$240,192

Short-term investments:
Bank time deposits	$31,061	$—	$—	$31,061

Total short-term investments	$31,061	$—	$—	$31,061

Bank time deposits which are reported within short-term investments consist of deposits held outside of the U.S. with maturities of greater than 90 days. All other bank deposits are included within cash and cash equivalents.

During the years ended January 31, 2020 and 2019, proceeds from maturities and sales of short-term bank time deposits were $53.5 million, and $28.2 million, respectively.

6.	BUSINESS COMBINATIONS

Year Ended January 31, 2020

On December 18, 2019, we completed the acquisition of two software companies under common control, WebintPro Ltd. and Deep Analytics Ltd. (collectively “WebintPro”), focused on multi source intelligence and fusion analytics.

The purchase price of $23.4 million consisted of (i) $18.8 million of combined cash paid at closing, funded by cash on hand, partially offset by $0.1 million of cash acquired, resulting in net cash consideration at closing of $18.7 million; and (ii) the $7.0 million fair value of the $7.3 million contingent consideration arrangement described below; offset by (iii) $2.4 million of other purchase price adjustments. We agreed to make potential additional cash payments to the respective former shareholders aggregating up to approximately $7.3 million, contingent upon the achievement of certain performance targets over periods extending through June 2021, the fair value of which was estimated to be $7.0 million at the acquisition date.

The purchase price for WebintPro was allocated to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values on the acquisition date, with the remaining unallocated purchase prices recorded as goodwill. The fair value assigned to identifiable intangible assets acquired were determined primarily by using the income approach, which discounts expected future cash flows to present value using estimates and assumptions determined by management.

Among the factors contributing to the recognition of goodwill as a component of the WebintPro purchase price allocation were synergies in products and technologies, and the addition of a skilled, assembled workforce. The $11.6 million of goodwill is not deductible for income tax purposes.

Transaction and related costs directly related to the acquisition of WebintPro, consisting primarily of professional fees and integration expenses, totaled $0.3 million for the year ended January 31, 2020 and were expensed as incurred and are included in selling, general and administrative expenses.

Revenue and net income attributable to WebintPro included in our combined statement of operations for the year ended January 31, 2020 was not material. Pro-forma information is not provided due to immateriality.

The purchase price allocation for WebintPro has been prepared on a preliminary basis and changes to allocations may occur as additional information becomes available during the measurement period (up to one year from the acquisition date). Fair values still under review include values assigned to identifiable intangible assets, goodwill, deferred income taxes, and reserves for uncertain income tax positions.

The following table sets forth the components and the allocation of the purchase price for our acquisition of WebintPro:

(in thousands)	Amount
Components of Purchase Price:
Cash	$18,843
Fair value of contingent consideration	7,023
Other purchase price adjustments	(2,418)

Total purchase price	$23,448

Allocation of Purchase Price:
Net tangible assets (liabilities):
Accounts receivable	$1,944
Other current assets, including cash acquired	7,496
Other assets	2,757
Current and other liabilities	(2,936)
Contract liabilities—current and long-term	(554)
Deferred income taxes	(1,342)

Net tangible assets	7,365

(in thousands)	Amount
Identifiable intangible assets:
Customer relationships	1,452
Developed technology	1,360
Trademarks and trade names	367
Non-compete agreements	1,307

Total identifiable intangible assets	4,486

Goodwill	11,597

Total purchase price allocation	$23,448

The acquired customer relationships, developed technology, trademarks and trade names, and non-compete agreements were assigned estimated useful lives of five years, five years, three years, and three years, respectively, the weighted average of which is approximately 4.4 years. The acquired identifiable intangible assets are being amortized on a straight-line basis, which we believe approximates the pattern in which the assets are utilized, over their estimated useful lives.

Year Ended January 31, 2019

On November 8, 2018, we completed the acquisition of a business for a purchase price of approximately $13.1 million, which included $2.2 million related to the acquisition date fair value of our approximately 19% previously held equity interest. We paid $3.9 million of cash at closing, funded by cash on hand, and we agreed to make potential additional cash payments to the former shareholders aggregating up to approximately $18.5 million, contingent upon the achievement of certain performance targets over periods extending through January 2021. The fair value of this contingent consideration obligation was estimated to be $7.0 million at the acquisition date.

The purchase price was attributed mainly to goodwill (approximately $10.8 million) and the acquired customer relationships and developed technology were assigned estimated useful lives of seven years and three years, respectively, the weighted average of which is approximately 4.1 years. Included among the factors contributing to the recognition of goodwill in this transaction were synergies in products and technologies, and the addition of skilled, assembled workforces. The $10.8 million of goodwill is not deductible for income tax purposes.

Revenue and net income attributable to this business combination for the year ended January 31, 2019 were not material. Pro-forma information is not provided due to immateriality.

Transaction and related costs, consisting primarily of professional fees and integration expenses, directly related to this business combination, totaled $0.3 million and $0.2 million for the years ended January 31, 2020 and 2019, respectively. All transaction and related costs were expensed as incurred and are included in selling, general and administrative expenses.

Other Business Combination Information

The acquisition date fair values of contingent consideration obligations associated with business combinations are estimated based on probability adjusted present values of the consideration expected to be transferred using significant inputs that are not observable in the market. Key assumptions used in these estimates include probability assessments with respect to the likelihood of achieving the performance targets and discount rates consistent with the level of risk of achievement. At each reporting date, we revalue the contingent consideration obligations to their fair values and record increases and decreases in fair value within selling, general and administrative expenses in our combined statements of operations. Changes in the fair value of the contingent consideration obligations result from changes in discount periods and rates, and changes in probability assumptions with respect to the likelihood of achieving the performance targets.

For the years ended January 31, 2020 and 2019, we recorded benefits of $5.4 million and $4.2 million, respectively, within selling, general and administrative expenses for changes in the fair values of contingent consideration obligations associated with business combinations. The aggregate fair value of the remaining contingent consideration obligations associated with business combinations was $11.5 million at January 31, 2020, of which $5.9 million was recorded within accrued expenses and other current liabilities, and $5.6 million was recorded within other liabilities.

Payments of contingent consideration earned under these agreements were $3.4 million and $2.0 million for the years ended January 31, 2020 and 2019, respectively.

7.	INTANGIBLE ASSETS AND GOODWILL

Acquisition-related intangible assets consisted of the following as of January 31, 2020 and 2019:

	January 31, 2020
(in thousands)	Cost	Accumulated Amortization	Net
Intangible assets with finite lives:
Customer relationships	$6,586	$(3,882)	$2,704
Acquired technology	75,765	(72,542)	3,223
Trade names	1,231	(563)	668
Distribution network	2,000	(2,000)	—
Non-competition agreements	1,307	(34)	1,273

Total intangible assets	$86,889	$(79,021)	$7,868

	January 31, 2019
(in thousands)	Cost	Accumulated Amortization	Net
Intangible assets with finite lives:
Customer relationships	$5,418	$(3,628)	$1,790
Acquired technology	78,207	(73,939)	4,268
Trade names	926	(539)	387
Distribution network	2,000	(2,000)	—

Total intangible assets	$86,551	$(80,106)	$6,445

Total amortization expense recorded for acquisition-related intangible assets was $3.0 million and $8.1 million for the years ended January 31, 2020 and 2019, respectively. The reported amount of net acquisition-related intangible assets can fluctuate from the impact of changes in foreign currency exchange rates on intangible assets not denominated in U.S. dollars.

Estimated future amortization expense on finite-lived acquisition-related intangible assets is as follows:

(in thousands)
Years Ending January 31,	Amount
2021	$2,219
2022	2,090
2023	1,876
2024	807
2025	683
Thereafter	193

Total	$7,868

No impairments of acquired intangible assets were recorded during the years ended January 31, 2020 and 2019.

Goodwill activity for the years ended January 31, 2020 and 2019 was as follows:

(in thousands)	Amount
Year Ended January 31, 2019:
Goodwill, gross, at February 1, 2018	$148,028
Accumulated impairment losses through February 1, 2018	(10,822)

Goodwill, net, at February 1, 2018	137,206
Business combination	10,810
Foreign currency translation and other	(862)

Goodwill, net, at January 31, 2019	$147,154

Year Ended January 31, 2020:
Goodwill, gross, at January 31, 2019	$157,976
Accumulated impairment losses through January 31, 2019	(10,822)

Goodwill, net, at January 31, 2019	147,154
Business combination	11,597
Foreign currency translation and other	(608)

Goodwill, net, at January 31, 2020	$158,143

Balance at January 31, 2020
Goodwill, gross, at January 31, 2020	$168,965
Accumulated impairment losses through January 31, 2020	(10,822)

Goodwill, net, at January 31, 2020	$158,143

We operate as one reporting unit. Therefore, goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value. Based on our November 1, 2019 quantitative goodwill impairment review, we concluded that the estimated fair value of our reporting unit exceeded its carrying value. Based on our November 1, 2018 goodwill impairment qualitative review of our reporting unit, we determined that it is more likely than not that the fair value of our reporting unit substantially exceeded its carrying value. Accordingly, there was no indication of impairment and a quantitative goodwill impairment test was not performed.

No changes in circumstances or indicators of potential impairment were identified between November 1 and January 31 in each of the years ended January 31, 2020 and 2019. Additionally, we evaluated whether there has been a change in circumstances as of the date of this filing in response to the economic impacts seen globally from COVID-19. The valuation methodology to determine the fair value of our reporting unit is sensitive to management’s forecasts of future revenue, profitability and market conditions. At this time, the impact of COVID-19 on our forecasts is uncertain and increases the subjectivity that will be involved in evaluating goodwill for potential impairment. We do expect declines in our reporting unit fair value as a result of delayed or reduced demand for our products and services, driving lower revenue and operating income across our businesses. However, given the significant difference between our reporting unit fair value and its carrying value in the most recent quantitative analyses completed as of November 1, 2019, as well as expected long-term recovery within our reporting unit, management does not believe that these events were severe enough to result in an impairment trigger. We will continue to monitor the environment to determine whether the impacts to our reporting unit represents an event or change in circumstances that may trigger a need to assess for impairment.

No goodwill impairment was identified for the years ended January 31, 2020 and 2019.

8.	SUPPLEMENTAL COMBINED FINANCIAL STATEMENT INFORMATION

Combined Balance Sheets

Inventories consisted of the following as of January 31, 2020 and 2019:

	January 31,
(in thousands)	2020	2019
Raw materials	$7,461	$8,920
Work-in-process	4,674	5,524
Finished goods	2,758	2,306

Total inventories	$14,893	$16,750

Property and equipment, net consisted of the following as of January 31, 2020 and 2019:

	January 31,
(in thousands)	2020	2019
Land and buildings	$2,854	$2,838
Leasehold improvements	13,592	12,931
Software	29,870	30,428
Equipment, furniture, and other	92,236	76,463

Total cost	138,552	122,660
Less: accumulated depreciation and amortization	(96,973)	(87,899)

Total property and equipment, net	$41,579	$34,761

Depreciation expense on property and equipment was $11.8 million, and $10.6 million, in the years ended January 31, 2020 and 2019, respectively.

Prepaid expenses and other current assets consisted of the following as of January 31, 2020 and 2019:

	January 31,
(in thousands)	2020	2019
Prepaid expenses	$23,906	$23,562
Deferred cost of revenue	7,067	10,058
Income tax receivables	2,030	992
Other	3,483	1,846

Total prepaid expenses and other current assets	$36,486	$36,458

Other assets consisted of the following as of January 31, 2020 and 2019:

	January 31,
(in thousands)	2020	2019
Long-term restricted cash and time deposits	$25,606	$22,443
Capitalized software development costs, net	11,679	6,076
Deferred commissions	3,394	3,984
Long-term security deposits	1,373	2,727
Long-term deferred cost of revenue	527	1,216
Other	6,576	3,494

Total other assets	$49,155	$39,940

Accrued expenses and other current liabilities consisted of the following as of January 31, 2020 and 2019:

	January 31,
(in thousands)	2020	2019
Compensation and benefits	$37,963	$32,649
Distributor and agent commissions	10,097	11,445
Income taxes	6,403	4,717
Operating lease obligations—current portion	6,061	10
Contingent consideration—current portion	5,941	2,752
Taxes other than income taxes	717	1,050
Fair value of derivatives—current portion	132	2,086
Other	18,633	15,208

Total accrued expenses and other current liabilities	$85,947	$69,917

Other liabilities consisted of the following as of January 31, 2020 and 2019:

	January 31,
(in thousands)	2020	2019
Contingent consideration—long-term portion	$5,568	$10,559
Unrecognized tax benefits, including interest and penalties	6,930	25,289
Finance lease obligations—long-term portion	2,510	192
Obligations for severance compensation	2,389	2,370
Other	4	2,231

Total other liabilities	$17,401	$40,641

Combined Statements of Operations

Other income (expense), net consisted of the following for the years ended January 31, 2020 and 2019:

	Year Ended January 31,
(in thousands)	2020	2019
Gains on derivative financial instruments, net	$395	$726
Foreign currency losses, net	(728)	(2,094)
Other, net	(71)	(46)

Total other expense, net	$(404)	$(1,414)

Combined Statements of Cash Flows

The following table provides supplemental information regarding our combined cash flows for the years ended January 31, 2020 and 2019:

	Year Ended January 31,
(in thousands)	2020	2019
Cash paid for interest	$23	$24
Cash payments of income taxes, net	$9,622	$7,602

Non-cash investing and financing transactions:
Liabilities for contingent consideration in business combinations	$7,023	$6,975
Finance leases of property and equipment	$3,117	$—
Accrued but unpaid purchases of property and equipment	$3,399	$2,352
Leasehold improvements funded by lease incentives	$250	$—
Inventory transfers to property and equipment	$825	$1,699

9.	ACCUMULATED OTHER COMPREHENSIVE LOSS

Accumulated other comprehensive loss includes items such as foreign currency translation adjustments and unrealized gains and losses on derivative financial instruments designated as hedges. Accumulated other comprehensive loss is presented as a separate line item in the equity section of our combined balance sheets. Accumulated other comprehensive loss items have no impact on our net income as presented in our combined statements of operations.

The following table summarizes changes in the components of our accumulated other comprehensive loss for the years ended January 31, 2020 and 2019:

(in thousands)	Unrealized Gains (Losses) on Derivative Financial Instruments Designated as Hedges	Foreign Currency Translation Adjustments	Total
Accumulated other comprehensive income (loss) at February 1, 2018	$2,733	$(11,160)	$(8,427)

Other comprehensive loss before reclassifications	(6,669)	(1,493)	(8,162)
Amounts reclassified out of accumulated other comprehensive loss	(3,127)	—	(3,127)

Net other comprehensive loss	(3,542)	(1,493)	(5,035)

Accumulated other comprehensive loss at January 31, 2019	(809)	(12,653)	(13,462)

Other comprehensive income (loss) before reclassifications	1,755	(1,866)	(111)
Amounts reclassified out of accumulated other comprehensive loss	350	—	350

Net other comprehensive income (loss)	1,405	(1,866)	(461)

Accumulated other comprehensive income (loss) at January 31, 2020	$596	$(14,519)	$(13,923)

All amounts presented in the table above are net of income taxes, if applicable. The accumulated net losses in foreign currency translation adjustments primarily reflect the strengthening of the U.S. dollar against the Brazilian real, which has resulted in lower U.S. dollar-translated balances of Brazilian real.

The amounts reclassified out of accumulated other comprehensive loss into the combined statements of operations, with presentation location, for the years ended January 31, 2020 and 2019, were as follows:

(in thousands)	Year Ended January 31,		Financial Statement Location
	2020	2019
Unrealized gains (losses) on derivative financial instruments:
Foreign currency forward contracts	$54	$(28)	Cost of software revenue
	(42)	(203)	Cost of software service revenue
	61	(387)	Cost of professional service and other revenue
	208	(1,735)	Research and development, net
	108	(1,128)	Selling, general and administrative

	389	(3,481)	Total, before income taxes

	(39)	354	(Provision) benefit for income taxes

	$350	$(3,127)	Total, net of income taxes

10.	RESEARCH AND DEVELOPMENT, NET

Our gross research and development expenses for the years ended January 31, 2020 and 2019, were $112.7 million, and $101.7 million, respectively. Reimbursements from the IIA and other government grant programs amounted to $1.4 million, and $1.7 million, for the years ended January 31, 2020 and 2019, respectively, which were recorded as reductions of gross research and development expenses.

We capitalize certain costs incurred to develop our commercial software products, and we then recognize those costs within cost of software revenue as the products are available for sale. Activity for our capitalized software development costs for the years ended January 31, 2020 and 2019, was as follows:

	Year Ended January 31,
(in thousands)	2020	2019
Capitalized software development costs, net, beginning of year	$6,076	$5,117
Software development costs capitalized during the year	7,638	2,687
Amortization of capitalized software development costs	(2,023)	(1,730)
Foreign currency translation and other	(12)	2

Capitalized software development costs, net, end of year	$11,679	$6,076

There were no material impairments of such costs during the years ended January 31, 2020 and 2019.

11.	INCOME TAXES

The components of income (loss) before provision for income taxes for the years ended January 31, 2020 and 2019 were as follows:

	Year Ended January 31,
(in thousands)	2020	2019
U.S.	$(10,116)	$(3,769)
Non-U.S.	40,053	23,710

Total income before provision for income taxes	$29,937	$19,941

The provision for income taxes for the years ended January 31, 2020 and 2019 consisted of the following:

	Year Ended January 31,
(in thousands)	2020	2019
Current (benefit) provision for income taxes:
U.S. Federal	$(884)	$1,702
U.S. State	(164)	69
Non-U.S.	(1,988)	(3,154)

Total current benefit for income taxes	(3,036)	(1,383)

Deferred provision for income taxes:
U.S. Federal	372	1,848
U.S. State	89	420
Non-U.S.	5,142	6,735

Total deferred provision for income taxes	5,603	9,003

Total provision for income taxes	$2,567	$7,620

The reconciliation of the U.S. federal statutory rate to our effective tax rate on income before provision for income taxes for the years ended January 31, 2020 and 2019 was as follows:

	Year Ended January 31,
(dollars in thousands)	2020	2019
U.S. federal statutory income tax rate	21.0%	21.0%

Income tax provision at the U.S. federal statutory rate	$6,287	$4,189
U.S. State income tax (benefit) provision	(45)	436
Non-U.S. tax rate differential	6,734	2,477
Tax incentives	(1,292)	(305)
Valuation allowances	(898)	1,761
Non-deductible expenses	1,677	(1,787)
Tax contingencies	(13,254)	(3,584)
U.S. tax effects of non-U.S. operations	3,268	4,273
Other, net	90	160

Total provision for income taxes	$2,567	$7,620

Effective income tax rate	8.6%	38.2%

Our operations in Israel have been granted “Approved Enterprise” (“AE”) status by the Investment Center of the Israeli Ministry of Industry, Trade and Labor, which makes us eligible for tax benefits under the Israeli Law for Encouragement of Capital Investments, 1959. Under the terms of the program, income attributable to an approved enterprise is exempt from income tax for a period of two years and is subject to a reduced income tax rate for the subsequent five to eight years (generally 10%—23%, depending on the percentage of non-Israeli investment in the company). Our AE status expires between January 31, 2020 and January 31, 2021. Based on the current law, the company qualifies for an alternative tax incentive program as a Preferred Technological Enterprise (“PTE”). Pursuant to Amendment 73 to the Investment Law adopted in 2017, a company located in the Center of Israel that meets the conditions for PTE is subject to a 12% tax rate on eligible income. Income not eligible for PTE benefits is taxed at the regular corporate rate of 23%, excluding income derived from manufacturing activity which is entitled to tax benefits according to the “Preferred Enterprise” regime. Income eligible for tax benefits under the Preferred Enterprise regime is taxed at 16%. In addition, certain operations in Cyprus qualify for favorable tax treatment under the Cypriot Intellectual Property Regime (“IP Regime”). This legislation exempts 80% of income and gains derived from patents, copyrights, and trademarks from taxation. These tax incentives decreased our effective tax rate by 4.3% and 1.5% for the years ended January 31, 2020 and 2019, respectively.

Deferred tax assets and liabilities consisted of the following at January 31, 2020 and 2019:

	January 31,
(in thousands)	2020	2019
Deferred tax assets:
Accrued expenses	$—	$567
Loss carryforwards	8,416	8,161
Accrued compensation	1,158	1,060
Operating lease liabilities	457	—
Capitalized research and development expenses	—	5,624

Total deferred tax assets	10,031	15,412

Deferred tax liabilities:
Deferred cost of revenue	(2,733)	(2,060)
Goodwill and other intangible assets	(1,147)	(942)
Exchange differences	(719)	(520)
Accrued expenses	(448)	—
Depreciation of property and equipment	(1,017)	(534)
Operating lease right-of-use assets	(363)	—
Other, net	(620)	(245)

Total deferred tax liabilities	(7,047)	(4,301)

Valuation allowance	(5,701)	(6,815)

Net deferred tax (liabilities) assets	$(2,717)	$4,296

Recorded as:
Deferred tax assets	$2,015	$7,503
Deferred tax liabilities	(4,732)	(3,207)

Net deferred tax (liabilities) assets	$(2,717)	$4,296

We had non-U.S. NOL carryforwards of approximately $78.6 million. At January 31, 2020, all but $5.7 million of these non-U.S. loss carryforwards had indefinite carryforward periods. The $5.7 million expires in various years ending from January 31, 2021 to January 31, 2030.

We currently intend to continue to indefinitely reinvest the earnings of our non-U.S. subsidiaries to finance non-U.S. activities to the extent distributions would result in an incremental tax cost. We have not provided tax on the outside basis difference of non-U.S. subsidiaries nor have we provided for any additional withholding or other tax that may be applicable should a future distribution be made from any unremitted earnings of non-U.S. subsidiaries. Due to complexities in the laws of the non-U.S. jurisdictions and the assumptions that would have to be made, it is not practicable to estimate the total amount of income and withholding taxes that would have to be provided on such earnings.

As required by the authoritative guidance on accounting for income taxes, we evaluate the realizability of deferred tax assets on a jurisdictional basis at each reporting date. Accounting for income taxes guidance requires that a valuation allowance be established when it is more likely than not that all or a portion of the deferred tax assets will not be realized. In circumstances where there is sufficient negative evidence indicating that the deferred tax assets are not more likely than not realizable, we establish a valuation allowance. We have recorded valuation allowances in the amounts of $5.7 million and $6.8 million at January 31, 2020 and 2019, respectively.

Activity in the recorded valuation allowance consisted of the following for the years ended January 31, 2020 and 2019:

	Year Ended January 31,
(in thousands)	2020	2019
Valuation allowance, beginning of year	$(6,815)	$(4,039)
Income tax benefit (provision)	898	(1,761)
Adoption of ASU No. 2014-09	—	28
Business combinations	—	(1,043)
Currency translation adjustment and other	216	—

Valuation allowance, end of year	$(5,701)	$(6,815)

In accordance with the authoritative guidance on accounting for uncertainty in income taxes, differences between the amount of tax benefits taken or expected to be taken in our income tax returns and the amount of tax benefits recognized in our financial statements, determined by applying the prescribed methodologies of accounting for uncertainty in income taxes, represent our unrecognized income tax benefits, which we either record as a liability or as a reduction of deferred tax assets.

For the years ended January 31, 2020 and 2019 the aggregate changes in the balance of gross unrecognized tax benefits were as follows:

	Year Ended January 31,
(in thousands)	2020	2019
Gross unrecognized tax benefits, beginning of year	$24,755	$32,147
Increases related to tax positions taken during the current year	1,889	6,018
Increases as a result of business combinations	286	61
Increases related to tax positions taken during prior years	—	6,141
Increases (decreases) related to foreign currency exchange rates	1,073	(1,782)
Reductions for tax positions of prior years	(13,623)	(15,284)
Reductions for settlements with tax authorities	(4,133)	(1,111)
Lapses of statutes of limitations	(1,505)	(1,435)

Gross unrecognized tax benefits, end of year	$8,742	$24,755

As of January 31, 2020, we had $8.7 million of unrecognized tax benefits, all of which, if recognized, would impact the effective income tax rate in future periods. We recorded $1.8 million and $0.5 million of net tax benefit for interest and penalties related to uncertain tax positions in our provision for income taxes for the years ended January 31, 2020 and 2019, respectively. Accrued liabilities for interest and penalties were $0.9 million and $2.6 million at January 31, 2020 and 2019, respectively. Interest and penalties (expense and/or benefit) are recorded as a component of the provision for income taxes in the combined financial statements.

Our income tax returns are subject to ongoing tax examinations in several jurisdictions in which we operate. In Israel, we are no longer subject to income tax examination for years prior to January 31, 2018. In the U.S., our federal returns are no longer subject to income tax examination for years prior to January 31, 2017.

We regularly assess the adequacy of our provisions for income tax contingencies. As a result, we may adjust the reserves for unrecognized tax benefits for the impact of new facts and developments, such as changes to interpretations of relevant tax law, assessments from taxing authorities, settlements with taxing authorities, and lapses of statutes of expiration. We believe that it is reasonably possible that the total amount of unrecognized tax benefits at January 31, 2020 could decrease by approximately $1.5 million in the next twelve months as a result of settlement of certain tax audits or lapses of statutes of limitation. Such decreases may involve the payment of additional taxes, the adjustment of certain deferred taxes including the need for additional valuation allowances and the recognition of tax benefits.

12.	FAIR VALUE MEASUREMENTS

Assets and Liabilities Measured at Fair Value on a Recurring Basis

Our assets and liabilities measured at fair value on a recurring basis consisted of the following as of January 31, 2020 and 2019:

	January 31, 2020
	Fair Value Hierarchy Category
(in thousands)	Level 1	Level 2	Level 3
Assets:
Foreign currency forward contracts	$—	$812	$—

Total assets	$—	$812	$—

Liabilities:
Foreign currency forward contracts	$—	$132	$—
Contingent consideration—business combinations	—	—	11,509

Total liabilities	$—	$132	$11,509

	January 31, 2019
	Fair Value Hierarchy Category
(in thousands)	Level 1	Level 2	Level 3
Assets:
Foreign currency forward contracts	$—	$753	$—

Total assets	$—	$753	$—

Liabilities:
Foreign currency forward contracts	$—	$2,086	$—
Contingent consideration—business combinations	—	—	13,311

Total liabilities	$—	$2,086	$13,311

The following table presents the changes in the estimated fair values of our liabilities for contingent consideration measured using significant unobservable inputs (Level 3) for the years ended January 31, 2020 and 2019:

	Year Ended January 31,
(in thousands)	2020	2019
Fair value measurement, beginning of year	$13,311	$12,553
Contingent consideration liabilities recorded for business combinations	7,023	6,975
Changes in fair values, recorded in operating expenses	(5,392)	(4,201)
Payments of contingent consideration	(3,433)	(2,016)

Fair value measurement, end of year	$11,509	$13,311

Our estimated liability for contingent consideration represents potential payments of additional consideration for business combinations, payable if certain defined performance goals are achieved. Changes in fair value of contingent consideration are recorded in the combined statements of operations within selling, general and administrative expenses.

There were no transfers between levels of the fair value measurement hierarchy during the years ended January 31, 2020 and 2019.

Fair Value Measurements

Foreign Currency Forward Contracts—The estimated fair value of foreign currency forward contracts is based on quotes received from the counterparties thereto. These quotes are reviewed for reasonableness by discounting the future estimated cash flows under the contracts, considering the terms and maturities of the contracts and market foreign currency exchange rates using readily observable market prices for similar contracts.

Contingent Consideration Asset or Liability—Business Combinations—The fair value of the contingent consideration related to business combinations is estimated using a probability-adjusted discounted cash flow model. These fair value measurements are based on significant inputs not observable in the market. The key internally developed assumptions used in these models are discount rates and the probabilities assigned to the milestones to be achieved. We remeasure the fair value of the contingent consideration at each reporting period, and any changes in fair value resulting from either the passage of time or events occurring after the acquisition date, such as changes in discount rates, or in the expectations of achieving the performance targets, are recorded within selling, general, and administrative expenses. Increases or decreases in discount rates would have inverse impacts on the related fair value measurements, while favorable or unfavorable changes in expectations of achieving performance targets would result in corresponding increases or decreases in the related fair value measurements. We utilized discount rates ranging from 2.1% to 4.5% in our calculations of the estimated fair values of our contingent consideration liabilities as of January 31, 2020. We utilized discount rates ranging from 3.5% to 5.5% in our calculations of the estimated fair values of our contingent consideration liabilities as of January 31, 2019.

Other Financial Instruments

The carrying amounts of accounts receivable, short-term investments, contract assets, accounts payable, and accrued liabilities and other current liabilities approximate fair value due to their short maturities.

Assets and Liabilities Not Measured at Fair Value on a Recurring Basis

In addition to assets and liabilities that are measured at fair value on a recurring basis, we also measure certain assets and liabilities at fair value on a nonrecurring basis. Our non-financial assets, including goodwill, intangible assets, operating lease ROU assets, and property, plant and equipment, are measured at fair value when there is an indication of impairment and the carrying amount exceeds the asset’s projected undiscounted cash flows. These assets are recorded at fair value only when an impairment charge is recognized. Further details regarding our regular impairment reviews appear in Note 2, “Summary of Significant Accounting Policies”.

As of January 31, 2020 and 2019, the carrying amount of our noncontrolling equity investments in privately-held companies without readily determinable fair values was $1.8 million. There were no observable price changes in our investments in privately-held companies and we did not recognize any impairments or other adjustments during the years ended January 31, 2020 and 2019.

13.	DERIVATIVE FINANCIAL INSTRUMENTS

Our primary objective for holding derivative financial instruments is to manage foreign currency exchange rate risk when deemed appropriate. We enter into these contracts in the normal course of business to mitigate risks and not for speculative purposes.

Foreign Currency Forward Contracts

Under our risk management strategy, we periodically use foreign currency forward contracts to manage our short-term exposures to fluctuations in operational cash flows resulting from changes in foreign currency exchange rates. These cash flow exposures result from portions of our forecasted operating expenses, primarily compensation and related expenses, which are transacted in currencies other than the U.S. dollar, most notably the New Israeli Shekel. We also periodically utilize foreign currency forward contracts to manage exposures resulting from forecasted customer collections to be remitted in currencies other than the applicable functional currency, and exposures from cash, cash equivalents and short-term investments denominated in currencies other than the applicable functional currency. These foreign currency forward contracts generally have maturities of no longer than twelve months, although occasionally we will execute a contract that extends beyond twelve months, depending upon the nature of the underlying risk.

We held outstanding foreign currency forward contracts with notional amounts of $89.0 million and $113.0 million as of January 31, 2020 and 2019, respectively.

Fair Values of Derivative Financial Instruments

The fair values of our derivative financial instruments and their classifications in our combined balance sheets as of January 31, 2020 and 2019 were as follows:

(in thousands)	Balance Sheet Classification	January 31,
		2020	2019
Derivative assets:
Foreign currency forward contracts:
Designated as cash flow hedges	Prepaid expenses and other current assets	$710	$738
Not designated as hedging instruments	Prepaid expenses and other current assets	102	15

Total derivative assets		$812	$753

Derivative liabilities:
Foreign currency forward contracts:
Designated as cash flow hedges	Accrued expenses and other current liabilities	$16	$1,830
Not designated as hedging instruments	Accrued expenses and other current liabilities	116	256

Total derivative liabilities		$132	$2,086

Derivative Financial Instruments in Cash Flow Hedging Relationships

The effects of derivative financial instruments designated as cash flow hedges on accumulated other comprehensive loss (“AOCL”) and on the combined statement of operations for the years ended January 31, 2020 and 2019, were as follows:

	Year Ended January 31,
(in thousands)	2020	2019
Net gains (losses) recognized in AOCL:
Foreign currency forward contracts	$1,950	$(7,410)
Net gains (losses) reclassified from AOCL to the combined statements of operations:
Foreign currency forward contracts	$389	$(3,481)

For information regarding the line item locations of the net gains (losses) on derivative financial instruments reclassified out of AOCL into the combined statements of operations, see Note 9, “Accumulated Other Comprehensive Loss”.

Effective with our February 1, 2018 adoption of ASU No. 2017-12, ineffectiveness of cash flow hedges is no longer recognized. All of the foreign currency forward contracts underlying the $0.6 million of net unrealized gains recorded in our accumulated other comprehensive loss at January 31, 2020 mature within twelve months, and therefore we expect all such gains to be reclassified into earnings within the next twelve months.

Derivative Financial Instruments Not Designated as Hedging Instruments

Gains recognized on derivative financial instruments not designated as hedging instruments in our combined statements of operations for the years ended January 31, 2020 and 2019, were as follows:

(in thousands)	Classification in Combined Statements of Operations	Year Ended January 31,
		2020	2019
Foreign currency forward contracts	Other expense, net	$395	$726

14.	STOCK-BASED COMPENSATION AND OTHER BENEFIT PLANS

Verint maintains stock-based compensation plans for the benefit of its officers, directors and employees. The following disclosures represent stock-based compensation expenses attributable to Cognyte based on the awards and terms previously granted under Verint’s stock-based compensation plans to Cognyte employees and an allocation of Verint’s corporate and shared functional employee stock-based compensation expenses. Accordingly, the amounts presented are not necessarily indicative of future awards and do not necessarily reflect the results that Cognyte would have experienced as an independent company for the periods presented. The Cognyte employees’ stock-based compensation expenses were specifically identified whereas Verint’s corporate and shared functional employees’ stock-based compensation expenses were specifically identified to the extent possible with the remainder allocated on the basis of revenue.

Stock-Based Compensation Expense

We recognized stock-based compensation expense in the following line items on the combined statements of operations for the years ended January 31, 2020 and 2019:

	Year Ended January 31, 2020
(in thousands)	Cognyte employees	Other allocations	Total
Component of income before provision for income taxes:
Cost of revenue—software	$90	$552	$642
Cost of revenue—software service	259	377	636
Cost of revenue—professional service and other	330	1,311	1,641
Research and development, net	1,272	5,026	6,298
Selling, general and administrative	1,508	20,308	21,816

Total stock-based compensation expense	3,459	27,574	31,033
Income tax benefits related to stock-based compensation (before consideration of valuation allowances)	454	3,946	4,400

Total stock-based compensation, net of taxes	$3,005	$23,628	$26,633

	Year Ended January 31, 2019
(in thousands)	Cognyte employees	Other allocations	Total
Component of income before provision for income taxes:
Cost of revenue—software	$25	$308	$333
Cost of revenue—software service	356	346	702
Cost of revenue—professional service and other	218	992	1,210
Research and development, net	858	3,997	4,855
Selling, general and administrative	1,841	16,607	18,448

Total stock-based compensation expense	3,298	22,250	25,548
Income tax benefits related to stock-based compensation (before consideration of valuation allowances)	503	3,199	3,702

Total stock-based compensation, net of taxes	$2,795	$19,051	$21,846

The following table summarizes stock-based compensation expense by type of award for the years ended January 31, 2020 and 2019:

	Year Ended January 31, 2020
(in thousands)	Cognyte employees	Other allocations	Total
Restricted stock units and restricted stock awards	$3,014	$20,399	$23,413
Stock bonus program and bonus share program	445	7,170	7,615

Total equity-settled awards	3,459	27,569	31,028

Phantom stock units (cash-settled awards)	—	5	5

Total stock-based compensation expense	$3,459	$27,574	$31,033

	Year Ended January 31, 2019
(in thousands)	Cognyte employees	Other allocations	Total
Restricted stock units and restricted stock awards	$2,907	$17,892	$20,799
Stock bonus program and bonus share program	391	4,346	4,737

Total equity-settled awards	3,298	22,238	25,536

Phantom stock units (cash-settled awards)	—	12	12

Total stock-based compensation expense	$3,298	$22,250	$25,548

Awards under Verint’s stock bonus and bonus share programs are accounted for as liability-classified awards, because the obligations are based predominantly on fixed monetary amounts that are generally known at inception of the obligation, to be settled with a variable number of shares of Verint common stock.

Stock-Based Awards Granted by Verint

Verint periodically awards RSUs to directors, officers, and other employees. The fair value of these awards is equivalent to the market value of Verint common stock on the grant date. RSUs are not shares of Verint common stock and do not have any of the rights or privileges thereof, including voting or dividend rights. On the applicable vesting date, the holder of an RSU becomes entitled to a share of Verint common stock. RSUs are subject to certain restrictions and forfeiture provisions prior to vesting.

Verint periodically awards PSUs to executive officers and certain employees that vest upon the achievement of specified performance goals or market conditions. We separately recognize compensation expense for each tranche of a PSU award as if it were a separate award with its own vesting date. For certain PSUs, an accounting grant date may be established prior to the requisite service period.

Once a performance vesting condition has been defined and communicated, and the requisite service period has begun, our estimate of the fair value of PSUs requires an assessment of the probability that the specified performance criteria will be achieved, which we update at each reporting date and adjust our estimate of the fair value of the PSUs, if necessary. All compensation expense for PSUs with market conditions is recognized if the requisite service period is fulfilled, even if the market condition is not satisfied.

RSUs and PSUs that are expected to settle with cash payments upon vesting, if any, are reflected as liabilities on our combined balance sheets. Such RSUs and PSUs were insignificant at January 31, 2020, and 2019.

The following table (“Award Activity Table”) summarizes activity for RSUs, PSUs, and other stock awards to Company personnel that reduce available plan capacity under the plans for the years ended January 31, 2020 and 2019:

	Year Ended January 31,
	2020		2019
(in thousands, except grant date fair values)	Shares or Units	Weighted- Average Grant-Date Fair Value	Shares or Units	Weighted- Average Grant-Date Fair Value
Beginning balance	705	$41.45	691	$41.40
Granted	361	$59.76	475	$43.68
Released	(333)	$40.70	(361)	$44.44
Forfeited	(64)	$46.69	(100)	$40.92

Ending balance	669	$51.35	705	$41.45

Other Benefit Plans

401(k) Plan and Other Retirement Plans

We maintain a 401(k) Plan for our full-time employees in the United States. The plan allows eligible employees who attain the age of 21 beginning with the first of the month following their date of hire to elect to contribute up to 60% of their annual compensation, subject to the prescribed maximum amount. We match employee contributions at a rate of 50%, up to a maximum annual matched contribution of $2,000 per employee. Employee contributions are always fully vested, while our matching contributions for each year vest on the last day of the calendar year provided the employee remains employed with us on that day.

Our matching contribution expenses for our 401(k) Plan were $0.2 million, and $0.2 million for the years ended January 31, 2020 and 2019, respectively.

We provide retirement benefits for non-U.S. employees as required by local laws or to a greater extent as we deem appropriate through plans that function similar to 401(k) plans. Funding requirements for programs required by local laws are determined on an individual country and plan basis and are subject to local country practices and market circumstances.

Severance Pay

We are obligated to make severance payments for the benefit of certain employees of Israel and our foreign subsidiaries. Severance payments made to Israeli employees are considered significant compared to all other subsidiaries with severance payment arrangements. Under Israeli law, we are obligated to make severance payments to certain employees of our Israeli subsidiaries, subject to certain conditions. In most cases, our liability for these severance payments is fully provided for by regular deposits to funds administered by insurance providers and by an accrual for the amount of our liability which has not yet been deposited.

Severance expenses for our Israeli employees for the years ended January 31, 2020 and 2019 were $7.3 million, and $6.4 million, respectively.

15.	LEASES

We have entered into operating leases primarily for corporate offices, research and development facilities, and automobiles. Our finance leases primarily relate to infrastructure equipment. Our leases have remaining lease terms of 1 year to 6 years. As of January 31, 2020, assets recorded under finance leases were $3.5 million. However, these assets have not been placed in service as of January 31, 2020, and therefore there is no accumulated depreciation associated with finance leases.

The components of lease expenses for the year ended January 31, 2020 were as follows:

(in thousands)	Year Ended January 31, 2020
Operating lease expenses	$10,016

Finance lease expenses:
Amortization of right-of-use assets (1)	—
Interest on lease liabilities	22

Total finance lease expenses	22

Variable lease expenses	2,996
Short-term lease expenses	205
Sublease income	—

Total lease expenses	$13,239

(1)	The assets subject to finance leases have not been placed in service as of January 31, 2020, and therefore there is no amortization of right-of-use assets.

Other information related to leases was as follows:

(dollars in thousands)	Year Ended January 31, 2020
Supplemental cash flow information
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$7,861
Operating cash flows from finance leases	$22
Financing cash flows from finance leases	$244
Right-of-use assets obtained in exchange for lease obligations:
Operating leases	$4,629
Finance leases	$3,117
Weighted average remaining lease terms
Operating leases	4 years
Finance leases	5 years
Weighted average discount rates
Operating leases	5.2%
Finance leases	4.6%

Maturities of lease liabilities as of January 31, 2020 were as follows:

	January 31, 2020
(in thousands)	Operating Leases	Finance Leases
Year Ending January 31,
2021	$7,779	$749
2022	6,985	767
2023	6,454	748
2024	6,014	694
2025	5,059	522
Thereafter	2,500	—

Total future minimum lease payments	34,791	3,480
Less imputed interest	(4,284)	(348)

Total	$30,507	$3,132

Reported as of January 31, 2020:
Accrued expenses and other current liabilities	$6,061	$622
Operating lease liabilities	24,446	—
Other liabilities	—	2,510

Total	$30,507	$3,132

As of January 31, 2020, we have additional operating leases for office facilities that have not yet commenced with future lease obligations of $5.0 million. These operating leases will commence during the year ending January 31, 2021 with lease terms of between 2 years and 6 years.

Future minimum lease payments for non-cancelable operating leases under the previous lease accounting standard, as of January 31, 2019 were as follows:

(in thousands)	Operating Leases	Capital Leases
Years Ending January 31,
2020	$6,917	$74
2021	6,408	74
2022	5,449	74
2023	5,127	55
2024	4,880	—
Thereafter	7,709	—

Total	$36,490	277

Less: amount representing interest and other charges		(20)

Present value of minimum lease payments		$257

16.	COMMITMENTS AND CONTINGENCIES

Unconditional Purchase Obligations

In the ordinary course of business, we enter into certain unconditional purchase obligations, which are agreements to purchase goods or services that are enforceable, legally binding, and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum, or variable price provisions; and the approximate timing of the transaction. Our purchase orders are based on current needs and are typically fulfilled by our vendors within a relatively short time horizon. As of January 31, 2020, our unconditional purchase obligations totaled approximately $65.6 million.

Licenses and Royalties

We license certain technology and pay royalties under such licenses and other agreements entered into in connection with research and development activities.

As discussed in Note 2, “Summary of Significant Accounting Policies”, we receive non-refundable grants from the IIA that fund a portion of our research and development expenditures. The Israeli law under which the IIA grants are made limits our ability to manufacture products, or transfer technologies, developed using these grants outside of Israel. If we were to seek approval to manufacture products, or transfer technologies, developed using these grants outside of Israel, we could be subject to royalty requirements or be required to pay certain redemption fees. If we were to violate these restrictions, we could be required to refund any grants previously received, together with interest and penalties, and may be subject to criminal penalties.

Off-Balance Sheet Risk

In the normal course of business, we provide certain customers with financial performance guarantees, which are generally backed by bank guarantees and, in certain cases, by standby letters of credit. In general, we would only be liable for the amounts of these guarantees in the event that our nonperformance permits termination of the related contract by our customer, which we believe is remote. At January 31, 2020, we had approximately $94.2 million of outstanding bank guarantees and letters of credit relating primarily to these performance guarantees. As of January 31, 2020, we believe we were in compliance with our performance obligations under all contracts for which there is a financial performance guarantee, and the ultimate liability, if any, incurred in connection with these guarantees will not have a material adverse effect on our combined results of operations, financial position, or cash flows. Our historical non-compliance with our performance obligations has been insignificant.

Indemnifications

In the normal course of business, we provide indemnifications of varying scopes to customers against claims of intellectual property infringement made by third parties arising from the use of our products. Historically, costs related to these indemnification provisions have not been significant and we are unable to estimate the maximum potential impact of these indemnification provisions on our future results of operations.

To the extent permitted under Israeli law or other applicable law, we indemnify our directors, officers, employees, and agents against claims they may become subject to by virtue of serving in such capacities for us. We also have contractual indemnification agreements with our directors, officers, and certain senior executives. The maximum amount of future payments we could be required to make under these indemnification arrangements and agreements is potentially unlimited; however, we have insurance coverage that limits our exposure and enables us to recover a portion of any future amounts paid. We are not able to estimate the fair value of these indemnification arrangements and agreements in excess of applicable insurance coverage, if any.

Legal Proceedings

In March 2009, one of our former employees, Ms. Orit Deutsch, commenced legal actions in Israel against our primary Israeli subsidiary, Verint Systems Limited (“VSL”) (Case Number 4186/09) and against our former affiliate CTI (Case Number 1335/09). Also in March 2009, a former employee of Comverse Limited (CTI’s primary Israeli subsidiary at the time), Ms. Roni Katriel, commenced similar legal actions in Israel against Comverse Limited (Case Number 3444/09). In these actions, the plaintiffs generally sought to certify class action suits against the defendants on behalf of current and former employees of VSL and Comverse Limited who had been granted stock options in Verint and/or CTI and who were allegedly damaged as a result of a suspension on option exercises during an extended filing delay period that is discussed in Verint’s and CTI’s historical public filings. On June 7, 2012, the Tel Aviv District Court, where the cases had been filed or transferred, allowed the plaintiffs to consolidate and amend their complaints against the three defendants: VSL, CTI, and Comverse Limited.

On October 31, 2012, CTI distributed of all of the outstanding shares of common stock of Comverse, Inc., its principal operating subsidiary and parent company of Comverse Limited, to CTI’s shareholders (the “Comverse Share Distribution”). In the period leading up to the Comverse Share Distribution, CTI either sold or transferred substantially all of its business operations and assets (other than its equity ownership interests in Verint and in its then-subsidiary, Comverse, Inc.) to Comverse, Inc. or to unaffiliated third parties. As the result of these transactions, Comverse, Inc. became an independent company and ceased to be affiliated with CTI, and CTI ceased to have any material assets other than its equity interests in Verint. Prior to the completion of the Comverse Share Distribution, the plaintiffs sought to compel CTI to set aside up to $150.0 million in assets to secure any future judgment, but the District Court did not rule on this motion. In February 2017, Mavenir Inc. became successor-in-interest to Comverse, Inc.

On February 4, 2013, Verint acquired the remaining CTI shell company in a merger transaction (the “CTI Merger”). As a result of the CTI Merger, Verint assumed certain rights and liabilities of CTI, including any liability of CTI arising out of the foregoing legal actions. However, under the terms of a Distribution Agreement entered into in connection with the Comverse Share Distribution, Verint, as successor to CTI, is entitled to indemnification from Comverse, Inc. (now Mavenir) for any losses Verint may suffer in its capacity as successor to CTI related to the foregoing legal actions. Under the Separation and Distribution Agreement we will enter into with Verint in connection with the spin-off, we will agree to indemnify Verint for our share of any losses Verint may suffer related to the foregoing legal actions either in its capacity as successor to CTI to the extent not indemnified by Mavenir or due to its former ownership of us and VSL.

Following an unsuccessful mediation process, on August 28, 2016, the District Court (i) denied the plaintiffs’ motion to certify the suit as a class action with respect to all claims relating to Verint stock options and (ii) approved the plaintiffs’ motion to certify the suit as a class action with respect to claims of current or former employees of Comverse Limited (now part of Mavenir) or of VSL who held unexercised CTI stock options at the time CTI suspended option exercises. The court also ruled that the merits of the case would be evaluated under New York law.

As a result of this ruling (which excluded claims related to Verint stock options from the case), one of the original plaintiffs in the case, Ms. Deutsch, was replaced by a new representative plaintiff, Mr. David Vaaknin. CTI appealed portions of the District Court’s ruling to the Israeli Supreme Court. On August 8, 2017, the Israeli Supreme Court partially allowed CTI’s appeal and ordered the case to be returned to the District Court to determine whether a cause of action exists under New York law based on the parties’ expert opinions.

Following two unsuccessful rounds of mediation in mid to late 2018 and in mid-2019, the proceedings resumed. On April 16, 2020, the District Court accepted plaintiffs’ application to amend the motion to certify a class action and set deadlines for filing amended pleadings by the parties. CTI submitted a motion to appeal the District Court’s decision to the Supreme Court, as well as a motion to stay the proceedings in the District Court pending the resolution of the appeal. On July 6, 2020, the Supreme Court granted the motion for a stay. On July 27, 2020, the plaintiffs filed their response on the merits of the motion for leave to appeal, and the parties are waiting for further instructions or decisions from the Supreme Court.

From time to time we or our subsidiaries may be involved in legal proceedings and/or litigation arising in the ordinary course of our business. While the outcome of these matters cannot be predicted with certainty, we do not believe that the outcome of any current claims will have a material adverse effect on our combined financial position, results of operations, or cash flows.

17.	GEOGRAPHIC AND SIGNIFICANT CUSTOMER INFORMATION

Geographic Information

Revenue by major geographic region is based on the location of our contracting subsidiary, which may differ from the geographic location of the customer.

The information below summarizes revenue from unaffiliated customers by geographic area for the years ended January 31, 2020 and 2019:

	Year Ended January 31,
(in thousands)	2020	2019
EMEA:
Israel	$277,605	$263,540
Germany	77,540	73,065
Other	22,775	17,170

Total EMEA	377,920	353,775

Americas:
United States	53,354	56,839
Other	10,359	10,514

Total Americas	63,713	67,353

APAC	15,476	12,332

Total revenue	$457,109	$433,460

Our long-lived assets primarily consist of net property and equipment, operating lease right-of-use assets, goodwill and other intangible assets, and deferred income taxes. We believe that our tangible long-lived assets, which consist of our net property and equipment, are exposed to greater geographic area risks and uncertainties than intangible assets and long-term cost deferrals, because these tangible assets are difficult to move and are relatively illiquid.

Property and equipment, net by geographic area consisted of the following as of January 31, 2020 and 2019:

	January 31,
(in thousands)	2020	2019
Israel	$30,586	$27,539
United States	4,293	1,125
Other countries	6,700	6,097

Total property and equipment, net	$41,579	$34,761

Significant Customers

The Company’s largest customers accounted for the following percentage of total revenue:

	Year Ended January 31,
	2020	2019
Customer A	15.6%	14.7%
Customer B	12.9%	12.6%

In making this determination of significant customers, we define a customer as an organization from which we have recognized revenue in a reporting period. In situations where a governmental organization acts on behalf of multiple agencies or departments, we treat that organization as the customer for reporting purposes notwithstanding that each of the underlying agencies or departments is generally making its own independent purchasing decisions.

18.	SUBSEQUENT EVENTS

The combined financial statements of the Company are derived from the consolidated financial statements of Verint, which issued its financial statements for the year ended January 31, 2020 on March 31, 2020. Accordingly, the Company has evaluated transactions or other events for consideration as recognized subsequent events in the annual financial statements through March 31, 2020. Additionally, the Company has evaluated transactions and other events through the issuance of these combined financial statements, September 24, 2020, for purposes of disclosure of unrecognized subsequent events.

During the six months ended July 31, 2020, our revenue was negatively impacted by delays and reduced spending attributed to the impact of the COVID-19 pandemic on our customers’ operational priorities and as a result of cost containment measures they have implemented. Due to the pandemic, we have seen a reduction or delay in large customer contracts and we have been unable to conduct face-to-face meetings with existing or prospective customers and partners, present in-person demonstrations of our solutions, or host or attend in-person trade shows and conferences. Limitations on access to the facilities of our customers have also impacted our ability to deliver some of our products, complete certain implementations, and provide in-person consulting and training services, negatively impacting our ability to recognize revenue. We cannot predict how the pandemic will impact our results in future periods, including to the extent that customers delay or miss payments, customers defer, reduce, or refrain from placing orders or renewing subscriptions or support arrangements, or travel restrictions and site access restrictions remain necessary.

In light of the adverse impact of COVID-19 on global economic conditions and our revenue, along with the uncertainty associated with the extent and timing of a potential recovery, we have implemented several cost-reduction actions of varying durations, some of which did not take effect until the beginning of our second quarter. Such actions have included, but are not limited to, reducing our discretionary spending, substantially decreasing capital expenditures, extending days payable outstanding, considering the optimal uses of our cash and other capital resources, and reducing workforce-related costs. These actions may have an adverse impact on us, particularly if they remain in place for an extended period. We continue to evaluate and may decide to implement further cost control strategies to help us mitigate the impact of the pandemic.

The ultimate impact of the COVID-19 pandemic and the effects of the operational alterations we have made in response on our business, financial condition, liquidity and financial results cannot be predicted at this time.

Cognyte Business of Verint Systems Inc.

Condensed Combined Balance Sheets

(Unaudited)

(in thousands)	July 31, 2020	January 31, 2020
Assets
Current Assets:
Cash and cash equivalents	$188,065	$201,090
Restricted cash and cash equivalents, and restricted bank time deposits	31,616	43,813
Short-term investments	18,238	6,603
Accounts receivable, net of allowance for doubtful accounts of $4.4 million and $4.1 million, respectively	165,506	180,441
Contract assets, net	30,427	28,873
Inventories	13,352	14,893
Prepaid expenses and other current assets	34,233	36,486

Total current assets	481,437	512,199

Property and equipment, net	42,061	41,579
Operating lease right-of-use assets	31,420	34,152
Goodwill	157,515	158,143
Intangible assets, net	6,724	7,868
Other assets	46,742	51,170

Total assets	$765,899	$805,111

Liabilities and Equity
Current Liabilities:
Accounts payable	$33,294	$43,389
Accrued expenses and other current liabilities	88,011	85,947
Contract liabilities	122,151	143,695
Current maturities of note to parent	7,025	7,025

Total current liabilities	250,481	280,056
Long-term contract liabilities	20,928	23,305
Operating lease liabilities	22,629	24,446
Other liabilities	19,283	22,133

Total liabilities	313,321	349,940

Commitments and Contingencies
Equity:
Net parent investment	453,379	458,467
Accumulated other comprehensive loss	(14,954)	(13,923)

Total Cognyte Business of Verint Systems Inc. equity	438,425	444,544
Noncontrolling interest	14,153	10,627

Total equity	452,578	455,171

Total liabilities and equity	$765,899	$805,111

See notes to condensed combined financial statements.

Cognyte Business of Verint Systems Inc.

Condensed Combined Statements of Operations

(Unaudited)

	Six Months Ended July 31,
(in thousands)	2020	2019
Revenue:
Software	$86,545	$91,248
Software service	91,843	84,728
Professional service and other	28,071	45,057

Total revenue	206,459	221,033

Cost of revenue:
Software	15,851	16,042
Software service	22,128	22,431
Professional service and other	26,074	40,142
Amortization of acquired technology	492	1,682

Total cost of revenue	64,545	80,297

Gross profit	141,914	140,736

Operating expenses:
Research and development, net	60,256	54,672
Selling, general and administrative	73,022	75,743
Amortization of other acquired intangible assets	640	255

Total operating expenses	133,918	130,670

Operating income	7,996	10,066

Other income (expense), net:
Interest income	953	2,022
Interest expense	(84)	(246)
Other income, net	135	532

Total other income, net	1,004	2,308

Income before provision (benefit) for income taxes	9,000	12,374
Provision (benefit) for income taxes	3,406	(1,767)

Net income	5,594	14,141
Net income attributable to noncontrolling interest	3,565	3,711

Net income attributable to Cognyte Business of Verint Systems Inc.	$2,029	$10,430

See notes to condensed combined financial statements.

Cognyte Business of Verint Systems Inc.

Condensed Combined Statements of Comprehensive Income

(Unaudited)

	Six Months Ended July 31,
(in thousands)	2020	2019
Net income	$5,594	$14,141

Other comprehensive (loss) income, net of reclassification adjustments:
Foreign currency translation adjustments	(1,571)	(852)
Net increase from foreign exchange contracts designated as hedges	574	2,498
Provision for income taxes on net increase from foreign exchange contracts designated as hedges	(73)	(250)

Other comprehensive (loss) income	(1,070)	1,396

Comprehensive income	4,524	15,537

Comprehensive income attributable to noncontrolling interest	3,526	3,554

Comprehensive income attributable to Cognyte Business of Verint Systems Inc.	$998	$11,983

See notes to condensed combined financial statements.

Cognyte Business of Verint Systems Inc.

Condensed Combined Statements of Equity

(Unaudited)

(in thousands)	Net Parent Investment	Accumulated Other Comprehensive Loss	Total Cognyte Business of Verint Systems Inc. Equity	Noncontrolling Interest	Total Equity
Balances as of January 31, 2019	$481,069	$(13,462)	$467,607	$7,711	$475,318
Net income	10,430	—	10,430	3,711	14,141
Other comprehensive income (loss)	—	1,553	1,553	(157)	1,396
Net transfers to parent	(43,725)	—	(43,725)	—	(43,725)

Balances as of July 31, 2019	447,774	(11,909)	435,865	11,265	447,130

Balances as of January 31, 2020	458,467	(13,923)	444,544	10,627	455,171
Cumulative effect of adoption of ASU No. 2016-13	(446)	—	(446)	—	(446)

Adjusted balances, beginning of period	458,021	(13,923)	444,098	10,627	454,725

Net income	2,029	—	2,029	3,565	5,594
Other comprehensive loss	—	(1,031)	(1,031)	(39)	(1,070)
Net transfers to parent	(6,671)	—	(6,671)	—	(6,671)

Balances as of July 31, 2020	$453,379	$(14,954)	$438,425	$14,153	$452,578

See notes to condensed combined financial statements.

Cognyte Business of Verint Systems Inc.

Condensed Combined Statements of Cash Flows

(Unaudited)

	Six Months Ended July 31,
(in thousands)	2020	2019
Cash flows from operating activities:
Net income	$5,594	$14,141
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	9,735	8,840
Provision for doubtful accounts	795	1,132
Stock-based compensation, excluding cash-settled awards	13,092	13,706
Non-cash gains on derivative financial instruments, net	(413)	(645)
Other non-cash items, net	424	1,316
Changes in operating assets and liabilities, net of effects of business combinations:
Accounts receivable	12,332	1,642
Contract assets	(1,649)	10,616
Inventories	589	(4,093)
Prepaid expenses and other assets	2,719	3,752
Accounts payable and accrued expenses	(5,900)	(697)
Contract liabilities	(23,362)	(8,590)
Other liabilities	1,738	(17,475)
Other, net	(351)	716

Net cash provided by operating activities	15,343	24,361

Cash flows from investing activities:
Purchases of property and equipment	(8,651)	(5,780)
Purchases of investments	(33,064)	(15,441)
Maturities and sales of investments	21,791	22,536
Settlements of derivative financial instruments not designated as hedges	374	187
Cash paid for capitalized software development costs	(1,650)	(2,188)
Change in restricted bank time deposits, including long-term portion	15,503	1,707

Net cash (used in) provided by investing activities	(5,697)	1,021

Cash flows from financing activities:
Net transfers to parent	(18,146)	(58,780)
Payments of contingent consideration for business combinations (financing portion)	(3,382)	(2,946)
Other financing activities	(316)	(48)

Net cash used in financing activities	(21,844)	(61,774)

Foreign currency effects on cash, cash equivalents, restricted cash, and restricted cash equivalents	(1,433)	(472)

Net decrease in cash, cash equivalents, restricted cash, and restricted cash equivalents	(13,631)	(36,864)
Cash, cash equivalents, restricted cash, and restricted cash equivalents, beginning of period	233,409	282,722

Cash, cash equivalents, restricted cash, and restricted cash equivalents, end of period	$219,778	$245,858

Reconciliation of cash, cash equivalents, restricted cash, and restricted cash equivalents at end of period:
Cash and cash equivalents	$188,065	$218,665
Restricted cash and cash equivalents included in restricted cash and cash equivalents, and restricted bank time deposits	22,890	23,702
Restricted cash and cash equivalents included in other assets	8,823	3,491

Total cash, cash equivalents, restricted cash, and restricted cash equivalents	$219,778	$245,858

See notes to condensed combined financial statements.

Cognyte Business of Verint Systems Inc.

Notes to Condensed Combined Financial Statements

(Unaudited)

1.	ORGANIZATION, OPERATIONS AND BASIS OF PRESENTATION

Background

On December 4, 2019, Verint announced plans to separate into two independent companies: Cognyte Software Ltd. (the “Company,” “Cognyte,” “we,” “us” and “our”), which will consist of its Cyber Intelligence Solutions™ business (referred to herein as the “Cognyte Business of Verint Systems Inc.”) and Verint Systems Inc. (“Verint”), which will consist of its Customer Engagement Business. To implement the separation, pursuant to the Separation and Distribution Agreement that Verint will enter into with us prior to the spin-off transaction (“the Spin-off”), Verint will first transfer the Canadian portion of its Cyber Intelligence Solutions business to us and will enter into a binding agreement to transfer the remainder of its Cyber Intelligence Solutions business to us, will subsequently distribute all of our shares held by Verint to Verint shareholders, pro rata to their respective holdings, and immediately thereafter Verint will transfer the remainder of its Cyber Intelligence Solutions business to us pursuant to the binding commitment. The distribution is intended to be tax-free to Verint and Cognyte shareholders for both U.S. federal income tax purposes and Israeli tax purposes. In connection with the Spin-off, Verint is being treated as the accounting spinnor, consistent with the legal form of the transaction.

We expect the transaction to be completed during the Company’s first quarter of fiscal year 2022. The completion of the Spin-off is subject to certain conditions, including effectiveness of the appropriate filings with the Securities and Exchange Commission (“SEC”) and final approval by Verint’s Board of Directors. There are no assurances as to when the planned Spin-off will be completed, if at all.

Description of Business

Cognyte is a global provider in security analytics software that empowers governments and enterprises with Actionable Intelligence for a safer world. Our open software fuses, analyzes and visualizes disparate data sets at scale to help security organizations find the needles in the haystacks. Over 1,000 government and enterprise customers in more than 100 countries rely on Cognyte’s solutions to accelerate security investigations and connect the dots to identify, neutralize, and prevent national security, personal safety, business continuity and cyber threats.

Basis of Presentation

The Company has not published stand-alone financial statements in the past. As a result, these condensed combined financial statements reflect the historical financial position, results of operations and cash flows of the Company for the periods presented as historically managed within Verint. The condensed combined financial statements have been derived (carved-out) from the condensed consolidated financial statements and accounting records of Verint and have been prepared in conformity with accounting principles generally accepted in the United States (“GAAP”).

The condensed combined financial statements included herein have been prepared in accordance with GAAP and on the same basis as the audited combined financial statements included in this Form 20-F for the year ended January 31, 2020, except for the recently adopted accounting pronouncements described below. The condensed combined statements of operations, comprehensive income, equity, and cash flows for the periods ended July 31, 2020 and 2019, and the condensed combined balance sheet as of July 31, 2020, are not audited but reflect all adjustments that are of a normal recurring nature and that are considered necessary for a fair presentation of the results for the periods shown. The condensed combined balance sheet as of January 31, 2020 is derived from the audited combined financial statements presented in this Form 20-F for the year ended January 31, 2020. Certain information and disclosures normally included in annual combined financial statements have been omitted pursuant to the rules and regulations of the U.S. Securities and Exchange Commission. Because the condensed combined interim financial statements do not include all of the information and disclosures required by GAAP for a complete set of financial statements, they should be read in conjunction with the audited combined financial statements and notes included in this Form 20-F for the year ended January 31, 2020. The results for interim periods are not necessarily indicative of a full year’s results.

The primary basis for presenting condensed consolidated financial statements is when one entity has a controlling financial interest in another entity. As there is no controlling financial interest present between or among the entities that comprise our business, we are preparing our financial statements on a condensed combined basis. Verint’s investment in our business is shown in lieu of equity attributable to Cognyte as there is no consolidated entity for which Verint holds an equity interest in. Verint’s investment represents its interest in the recorded net assets of Cognyte. The accompanying condensed combined financial statements also include a joint venture in which we hold a 50% equity interest. The joint venture is a variable interest entity in which we are the primary beneficiary as we have the power to direct the activities that are most significant to the VIE. The joint venture’s activities primarily include promoting transactions with end customers as well as negotiating their commercial terms, providing local technical support and interfacing with customers. The noncontrolling interest in the less than wholly owned subsidiary is reflected within equity in our condensed combined balance sheets, but separately from our equity.

Equity investments in companies in which we have less than a 20% ownership interest and cannot exercise significant influence, and which do not have readily determinable fair values, are accounted for at cost, adjusted for changes resulting from observable price changes in orderly transactions for an identical or similar investment of the same issuer, less any impairment.

All internal transactions have been eliminated. As described in Note 3, “Related Party Transactions with Verint,” all significant transactions between the Company and Verint have been included in these condensed combined financial statements.

Verint generally uses a decentralized approach to cash management and financing of its operations. The majority of the cash generated by a legal entity remains with that entity and is used to fund that entity’s operations and/or investing activities. For those entities legally owned by the Cyber Intelligence Solutions business, the associated cash has been attributed to the condensed combined balance sheets for each period presented. For certain entities, the entity’s cash is transferred to a cash pooling entity and the cash pooling entity funds the business’s operating and investing activities as needed. These cash pooling arrangements are not reflective of the manner in which the business would have been able to finance its operations had it been a stand-alone business separate from Verint during the periods presented. Transfers of cash relating to these cash pooling arrangements are included as components of net parent investment on the condensed combined statements of equity.

The preparation of the condensed combined financial statements requires management to make certain estimates and assumptions, either at the balance sheet date or during the year that affects the reported amounts of assets and liabilities as well as expenses. Actual outcomes and results could differ from those estimates and assumptions. The following paragraphs describe the significant estimates and assumptions applied by management in the preparation of these condensed combined financial statements.

In light of the currently unknown extent and duration of the COVID-19 pandemic, we face a greater degree of uncertainty than normal in making the judgments and estimates needed to apply to certain of our significant accounting policies. We assessed certain accounting matters that generally require consideration of forecasted financial information in context with the information reasonably available to us and the unknown future impacts of COVID-19 as of July 31, 2020 and through the date of this report. These estimates may change, as new events occur and additional information is obtained. Actual results could differ materially from these estimates under different assumptions or conditions.

These condensed combined financial statements include the assets and liabilities of the Verint subsidiaries that are attributable to the Company’s business and exclude the assets and liabilities of the Verint subsidiaries that are not attributable to the Company’s business. Third-party debt obligations of Verint and the corresponding financing costs related to those debt obligations, specifically those that relate to senior notes, term loans, and revolving credit facilities, have not been attributed to the Company, as the Company was not the legal obligor on the debt.

During the periods presented, the Company functioned as part of the larger group of companies controlled by Verint. Accordingly, Verint performed certain corporate overhead functions for the Company. Therefore, certain corporate costs, including compensation costs for corporate employees supporting the Company, have been allocated from Verint. These allocated costs are for corporate functions including, but not limited to, senior management, legal, human resources, finance and accounting, treasury, information technology, internal audit and other shared services, which were not historically provided at the Company level. Where possible, these costs were specifically identified to the Company, with the remainder primarily allocated on the basis of revenue as a relevant measure. The condensed combined financial statements do not necessarily include all the expenses that would have been incurred or held by the Company had it been a separate, stand-alone company, and we expect to incur additional expenses as a separate, stand-alone publicly-traded company. It is not practicable to estimate actual costs that would have been incurred had the Company been a separate stand-alone company during the periods presented. Allocations for management costs and corporate support services provided to the Company totaled $42.6 million and $39.9 million for the six months ended July 31, 2020 and 2019, respectively. The Company and Verint consider the allocations to be a reasonable reflection of the benefits received by the Company. Going forward, the Company may perform these functions using its own resources or outsourced services. For a period following the Spin-off, however, some of these functions will continue to be provided by Verint under a transition services agreement.

COVID-19 Pandemic

On March 11, 2020, the World Health Organization declared the COVID-19 outbreak a global pandemic. The outbreak has reached all of the regions in which we do business, and governmental authorities around the world have implemented numerous measures attempting to contain and mitigate the effects of the virus, including travel bans and restrictions, border closings, quarantines, shelter-in-place orders, shutdowns, limitations or closures of non-essential businesses, and social distancing requirements. Companies around the world, including us, our customers, partners, and vendors, have implemented actions in response, including among others, office closings, site restrictions, and employee travel restrictions. Notwithstanding the loosening of these restrictions in certain countries in certain periods since the onset of the pandemic, the global spread of COVID-19 and actions taken in response have negatively affected us, our customers, partners, and vendors and caused significant economic and business disruption the extent and duration of which is not currently known. In response to these challenges, we quickly adjusted our operations to work from home and we believe our business continuity plan is working well. We are monitoring and assessing the impact of the COVID-19 pandemic daily, including recommendations and orders issued by government and public health authorities. We continue to work to help our customers meet their business continuity needs and help keep the world safe during this difficult time and are managing our operations with a view to resuming normal business activity as soon as possible.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

There have been no material changes in our significant accounting policies during the six months ended July 31, 2020, as compared to the significant accounting policies described in Note 2, “Summary of Significant Accounting Policies” to the combined financial statements included in this Form 20-F for the year ended January 31, 2020.

Recent Accounting Pronouncements

New Accounting Pronouncements Recently Adopted

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) No. 2016-13, Financial Instruments—Credit Losses (Topic 326)—Measurement of Credit Losses on Financial Instruments. This new standard requires entities to measure expected credit losses for certain financial assets held at the reporting date using a current expected credit loss model, which is based on historical experience, adjusted for current conditions and reasonable and supportable forecasts. The Company’s financial instruments within the scope of this guidance primarily includes accounts receivable and contract assets. On February 1, 2020, we adopted the new standard under the modified retrospective approach, such that comparative information has not been restated and continues to be reported under accounting standards in effect for those periods. The adoption of ASU No. 2016-13 resulted in a $0.5 million increase in our allowance for expected credit losses related to accounts receivable and contract assets, a $0.1 million increase to deferred tax assets, and an impact of $0.4 million to our net parent investment. The new accounting standard did not have a material impact on our condensed combined financial statements, including accounting policies, given our limited historical write-off activity.

In August 2018, the FASB issued ASU No. 2018-15, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract, which requires customers in a hosting arrangement that is a service contract to follow existing internal-use software guidance to determine which implementation costs to capitalize and which costs to expense. Under the new standard, implementation costs are deferred and presented in the same financial statement caption on the condensed combined balance sheet as a prepayment of related arrangement fees. The deferred costs are recognized over the term of the arrangement in the same financial statement caption in the condensed combined statement of operations as the related fees of the arrangement. We adopted ASU No. 2018-15 prospectively to eligible costs incurred on or after February 1, 2020 and the implementation did not have a material impact on our condensed combined financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework-Changes to The Disclosure Requirements for Fair Value Measurement, which modifies the disclosure requirements on fair value measurements. Since the standard affects only disclosure requirements, the adoption of the standard did not have an impact on our condensed combined financial statements.

New Accounting Pronouncements Not Yet Effective

In August 2020, the FASB issued ASU No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which simplifies the accounting for convertible instruments by eliminating the requirement to separate embedded conversion features from the host contract when the conversion features are not required to be accounted for as derivatives under Topic 815, Derivatives and Hedging, or that do not result in substantial premiums accounted for as paid-in capital. By removing the separation model, a convertible debt instrument will be reported as a single liability instrument with no separate accounting for embedded conversion features. This new standard also removes certain settlement conditions that are required for contracts to qualify for equity classification and simplifies the diluted earnings per share calculations by requiring that an entity use the if-converted method and that the effect of potential share settlement be included in diluted earnings per share calculations. This new standard will be effective for us in fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020. We are currently assessing the impact of adopting this standard on our combined financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which affects general principles within Topic 740, Income Taxes and is meant to simplify and reduce the cost of accounting for income taxes. This standard is effective for annual reporting periods beginning after December 15, 2021, and interim reporting periods within annual reporting periods beginning after December 15, 2022. We are currently reviewing this standard but do not expect that it will have a material impact on our combined financial statements.

3.	RELATED PARTY TRANSACTIONS WITH VERINT

The condensed combined financial statements have been prepared on a stand-alone basis and are derived from the condensed consolidated financial statements and accounting records of Verint.

Verint provided certain services, such as but not limited to, senior management, legal, human resources, finance and accounting, treasury, information technology, internal audit and other shared services, on behalf of the Company. Where possible, these costs were specifically identified to the Company, with the remainder primarily allocated on the basis of revenue as a relevant measure. The Company and Verint both consider the allocations to be a reasonable reflection of the benefits received by the Company. During the six months ended July 31, 2020 and 2019, the Company was allocated $42.6 million, and $39.9 million, respectively, of corporate expenses incurred by Verint and such amounts are included in the condensed combined statements of operations. As certain expenses reflected in the condensed combined financial statements include allocations of corporate expenses from Verint, these statements could differ from those that would have been prepared had the Company operated on a stand-alone basis.

The components of the costs of services allocated to the Company for the six months ended July 31, 2020 and 2019 are as follows:

	Six Months Ended July 31,
(in thousands)	2020	2019
Software—cost of revenue	$601	$946
Software service—cost of revenue	830	809
Professional service and other—cost of revenue	1,253	2,341
Research and development, net	10,805	9,724
Selling, general and administrative	29,086	26,086

Total allocated corporate expenses	$42,575	$39,906

All significant internal transactions between the Company and Verint have been included in these condensed combined financial statements and are considered to have been effectively settled or are expected to be settled for cash. The total net effect of the settlement of these internal transactions is reflected in the condensed combined statements of cash flows as a financing activity and in the condensed combined balance sheets as net parent investment.

Certain legal entities of the Company have interest-bearing notes under contractual agreements to Verint. The purpose of these notes is to provide funds for certain working capital or other capital and operating requirements of the business. Net interest expense on these notes with Verint is recorded in interest expense in the condensed combined statements of operations and was $0.1 million, and $0.2 million for the six months ended July 31, 2020 and 2019, respectively. These notes have fixed and variable interest rates of 2.1% fixed rate and 2.5% plus three-month average LIBOR variable rate, with maturities of the earliest of five years, or on demand, and four years, respectively. The Company had related party notes payable, current of $7.0 million which is presented in current maturities of note to parent within the condensed combined balance sheets as of July 31, 2020 and January 31, 2020.

Net transfers to and from Verint are included within net parent investment on the condensed combined statements of equity. The components of the net transfers to and from Verint for the six months ended July 31, 2020 and 2019 are as follows:

	Six Months Ended July 31,
(in thousands)	2020	2019
Cash pooling and general financing activities	$(49,166)	$(84,213)
Corporate allocations	42,575	39,906
Income taxes	(80)	582

Total net transfers to parent per condensed combined statements of equity	(6,671)	(43,725)

Stock-based compensation—equity classified awards and issuances	(12,523)	(15,055)
Other, net	1,048	—

Total net transfers to parent per condensed combined statements of cash flows	$(18,146)	$(58,780)

4.	REVENUE RECOGNITION

We derive our revenue primarily from the licensing of our software products and related services and support based on when control of the software passes to our customers or the services are provided, in an amount that reflects the consideration we expect to be entitled to in exchange for such goods or services. Revenue is reported net of applicable sales and use tax, value-added tax and other transaction taxes imposed on the related transaction, including mandatory government charges that are passed through to our customers.

We determine revenue recognition through the following five steps:

•	Identification of the contract, or contracts, with a customer

•	Identification of the performance obligations in the contract

•	Determination of the transaction price

•	Allocation of the transaction price to the performance obligations in the contract

•	Recognition of revenue when, or as, performance obligations are satisfied.

We account for a contract when it has approval and commitment from both parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance, and collectability of consideration is probable.

Disaggregation of Revenue

The following table provides information about disaggregated revenue by the recurring or nonrecurring nature of revenue. Recurring revenue is the portion of our revenue that we believe is likely to be renewed in the future. The recurrence of these revenue streams in future periods depends on a number of factors including contractual periods and customers’ renewal decisions:

•	Recurring revenue primarily consists of initial and renewal support, subscription software licenses, and cloud-based software-as-a-service subscriptions (“SaaS”) in certain transactions.

•

Nonrecurring revenue primarily consists of our perpetual licenses, appliances, custom development, installation and integration services, consulting and training, and the resale of third-party hardware.

	Six Months Ended July 31,
(in thousands)	2020	2019
Revenue by recurrence:
Recurring revenue	$107,689	$92,988
Nonrecurring revenue	98,770	128,045

Total revenue	$206,459	$221,033

Contract Balances

The following table provides information about accounts receivable, contract assets, and contract liabilities from contracts with customers:

(in thousands)	July 31, 2020	January 31, 2020
Accounts receivable, net	$165,506	$180,441
Contract assets, net	$30,427	$28,873
Long-term contract assets (included in other assets)	$681	$937
Contract liabilities	$122,151	$143,695
Long-term contract liabilities	$20,928	$23,305

We receive payments from customers based upon contractual billing schedules, and accounts receivable are recorded when the right to consideration becomes unconditional. Contract assets are rights to consideration in exchange for goods or services that we have transferred to a customer when that right is conditional on something other than the passage of time. The majority of our contract assets represent unbilled amounts related to arrangements where our right to consideration is subject to the contractually agreed upon billing schedule. We expect billing and collection of a majority of our contract assets to occur within the next twelve months and had no asset impairment related to contract assets in the period. There are two customers that accounted for a combined $65.3 million and $51.7 million of our aggregated accounts receivable and contract assets at July 31, 2020 and January 31, 2020, respectively. These amounts result from both direct and indirect contracts with governments outside of the U.S. which we believe present insignificant credit risk.

Contract liabilities represent consideration received or consideration which is unconditionally due from customers prior to transferring goods or services to the customer under the terms of the contract. Revenue recognized during the six months ended July 31, 2020 and 2019 from amounts included in contract liabilities at the beginning of each period was $78.6 million and $76.4 million, respectively.

Remaining Performance Obligations

Transaction price allocated to remaining performance obligations (“RPO”) represents contracted revenue that has not yet been recognized, which includes contract liabilities and non-cancelable amounts that will be invoiced and recognized as revenue in future periods. The majority of our arrangements are for periods of up to three years, with a significant portion being one year or less.

The timing and amount of revenue recognition for our RPO is influenced by several factors, including timing of support renewals, and the revenue recognition for certain projects can extend over longer periods of time, delivery under which, for various reasons, may be delayed, modified, or canceled. Therefore, the amount of remaining obligations may not be a meaningful indicator of future results.

The following table provides information about our RPO:

(in thousands)	July 31, 2020	January 31, 2020
RPO:
Expected to be recognized within 1 year	$383,983	$356,677
Expected to be recognized in more than 1 year	170,626	225,056

Total RPO	$554,609	$581,733

5.	CASH, CASH EQUIVALENTS, AND SHORT-TERM INVESTMENTS

The following tables summarize our cash, cash equivalents, and short-term investments as of July 31, 2020 and January 31, 2020:

	July 31, 2020
(in thousands)	Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Cash and cash equivalents:
Cash and bank time deposits	$188,065	$—	$—	$188,065

Total cash and cash equivalents	$188,065	$—	$—	$188,065

Short-term investments:
Bank time deposits	$18,238	$—	$—	$18,238

Total short-term investments	$18,238	$—	$—	$18,238

	January 31 2020,
(in thousands)	Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Cash and cash equivalents:
Cash and bank time deposits	$201,090	$—	$—	$201,090

Total cash and cash equivalents	$201,090	$—	$—	$201,090

Short-term investments:
Bank time deposits	$6,603	$—	$—	$6,603

Total short-term investments	$6,603	$—	$—	$6,603

Bank time deposits which are reported within short-term investments consist of deposits held outside of the U.S. with maturities of greater than 90 days. All other bank deposits are included within cash and cash equivalents.

During the six months ended July 31, 2020 and 2019, proceeds from maturities and sales of short-term bank time deposits were $21.8 million, and $22.5 million, respectively.

6.	BUSINESS COMBINATIONS

Six Months Ended July 31, 2020

We did not complete any business combinations during the six months ended July 31, 2020.

Year Ended January 31, 2020

On December 18, 2019, we completed the acquisition of two software companies under common control, WebintPro Ltd. and Deep Analytics Ltd. (collectively “WebintPro”), focused on multi source intelligence and fusion analytics.

The purchase price of $23.4 million consisted of (i) $18.8 million of combined cash paid at closing, funded by cash on hand, partially offset by $0.1 million of cash acquired, resulting in net cash consideration at closing of $18.7 million; and (ii) the $7.0 million fair value of the $7.3 million contingent consideration arrangement described below; offset by (iii) $2.4 million of other purchase price adjustments. We agreed to make potential additional cash payments to the respective former shareholders aggregating up to approximately $7.3 million, contingent upon the achievement of certain performance targets over periods extending through June 2021, the fair value of which was estimated to be $7.0 million at the acquisition date.

The purchase price for WebintPro was allocated to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values on the acquisition date, with the remaining unallocated purchase prices recorded as goodwill. The fair value assigned to identifiable intangible assets acquired were determined primarily by using the income approach, which discounts expected future cash flows to present value using estimates and assumptions determined by management.

Among the factors contributing to the recognition of goodwill as a component of the WebintPro purchase price allocation were synergies in products and technologies, and the addition of a skilled, assembled workforce. The $11.2 million of goodwill is not deductible for income tax purposes.

Transaction and related costs directly related to the acquisition of WebintPro, consisting primarily of professional fees and integration expenses, totaled $0.4 million for the six months ended July 31, 2020 and were expensed as incurred and are included in selling, general and administrative expenses.

Revenue and net income attributable to WebintPro included in our condensed combined statement of operations for the six months ended July 31, 2020 was not material. Pro-forma information is not provided due to immateriality.

The purchase price allocation for WebintPro has been prepared on a preliminary basis and changes to allocations may occur as additional information becomes available during the measurement period (up to one year from the acquisition date). Fair values still under review include values assigned to identifiable intangible assets, goodwill, deferred income taxes, and reserves for uncertain income tax positions.

The following table sets forth the components and the allocation of the purchase price for our acquisition of WebintPro:

(in thousands)	Amount
Components of Purchase Price:
Cash	$18,843
Fair value of contingent consideration	7,023
Other purchase price adjustments	(2,418)

Total purchase price	$23,448

Allocation of Purchase Price:
Net tangible assets (liabilities):
Accounts receivable	$2,160
Other current assets, including cash acquired	7,804
Other assets	2,757
Current and other liabilities	(3,103)
Contract liabilities—current and long-term	(554)
Deferred income taxes	(1,342)

Net tangible assets	7,722

(in thousands)	Amount
Identifiable intangible assets:
Customer relationships	1,452
Developed technology	1,360
Trademarks and trade names	367
Non-compete agreements	1,307

Total identifiable intangible assets	4,486

Goodwill	11,240

Total purchase price allocation	$23,448

The acquired customer relationships, developed technology, trademarks and trade names, and non-compete agreements were assigned estimated useful lives of five years, five years, three years, and three years, respectively, the weighted average of which is approximately 4.4 years. The acquired identifiable intangible assets are being amortized on a straight-line basis, which we believe approximates the pattern in which the assets are utilized, over their estimated useful lives.

Other Business Combination Information

The acquisition date fair values of contingent consideration obligations associated with business combinations are estimated based on probability adjusted present values of the consideration expected to be transferred using significant inputs that are not observable in the market. Key assumptions used in these estimates include probability assessments with respect to the likelihood of achieving the performance targets and discount rates consistent with the level of risk of achievement. At each reporting date, we revalue the contingent consideration obligations to their fair values and record increases and decreases in fair value within selling, general and administrative expenses in our condensed combined statements of operations. Changes in the fair value of the contingent consideration obligations result from changes in discount periods and rates, and changes in probability assumptions with respect to the likelihood of achieving the performance targets.

For the six months ended July 31, 2020 and 2019, we recorded benefits of $1.3 million and $2.3 million, respectively, within selling, general and administrative expenses for changes in the fair values of contingent consideration obligations associated with business combinations. The aggregate fair value of the remaining contingent consideration obligations associated with business combinations was $6.8 million at July 31, 2020, of which $4.3 million was recorded within accrued expenses and other current liabilities, and $2.5 million was recorded within other liabilities.

Payments of contingent consideration earned under these agreements were $3.4 million and $3.0 million for the six months ended July 31, 2020 and 2019, respectively.

7.	INTANGIBLE ASSETS AND GOODWILL

Acquisition-related intangible assets consisted of the following as of July 31, 2020 and January 31, 2020:

	July 31, 2020
(in thousands)	Cost	Accumulated Amortization	Net
Intangible assets with finite lives:
Acquired technology	$75,445	$(72,713)	$2,732
Customer relationships	6,286	(3,907)	2,379
Trade names	1,166	(594)	572
Distribution network	2,000	(2,000)	—
Non-competition agreements	1,307	(266)	1,041

Total intangible assets	$86,204	$(79,480)	$6,724

	January 31, 2020
(in thousands)	Cost	Accumulated Amortization	Net
Intangible assets with finite lives:
Acquired technology	$75,765	$(72,542)	$3,223
Customer relationships	6,586	(3,882)	2,704
Trade names	1,231	(563)	668
Distribution network	2,000	(2,000)	—
Non-competition agreements	1,307	(34)	1,273

Total intangible assets	$86,889	$(79,021)	$7,868

We considered the current and expected future economic market conditions surrounding the COVID-19 pandemic to assess whether a triggering event had occurred that would result in a potential impairment of our indefinite-lived intangible assets. Based on this assessment, we concluded that a triggering event has not occurred which would require further impairment testing to be performed.

Total amortization expense recorded for acquisition-related intangible assets was $1.1 million and $1.9 million for the six months ended July 31, 2020 and 2019, respectively. The reported amount of net acquisition-related intangible assets can fluctuate from the impact of changes in foreign currency exchange rates on intangible assets not denominated in U.S. dollars.

Estimated future amortization expense on finite-lived acquisition-related intangible assets is as follows:

(in thousands)
Years Ending January 31,	Amount
2021 (remainder of year)	$1,056
2022	2,041
2023	1,853
2024	783
2025	737
2026 and thereafter	254

Total	$6,724

Goodwill activity for the six months ended July 31, 2020 was as follows:

(in thousands)	Amount
Six Months Ended July 31, 2020:
Goodwill, gross, at January 31, 2020	$168,965
Accumulated impairment losses through January 31, 2020	(10,822)

Goodwill, net, at January 31, 2020	158,143
Business combinations, including adjustments to prior period acquisitions	(357)
Foreign currency translation and other	(271)

Goodwill, net, at July 31, 2020	$157,515

Balance at July 31, 2020
Goodwill, gross, at July 31, 2020	$168,337
Accumulated impairment losses through July 31, 2020	(10,822)

Goodwill, net, at July 31, 2020	$157,515

We evaluated whether there has been a change in circumstances as of July 31, 2020 and as of the date of this filing in response to the economic impacts seen globally from COVID-19. The valuation methodology to determine the fair value of our reporting unit is sensitive to management’s forecasts of future revenue, profitability and market conditions. At this time, the full impact of COVID-19 on our forecasts is uncertain and increases the subjectivity that will be involved in evaluating goodwill for potential impairment. We do expect declines in our reporting unit fair value as a result of delayed or reduced demand for our products and services, driving lower revenue and operating income across our businesses. However, given the significant difference between our reporting unit fair value and its carrying value in the most recent quantitative analyses completed as of November 1, 2019, as well as expected long-term recovery within our reporting unit, management does not believe that these events were severe enough to result in an impairment trigger. We will continue to monitor the environment to determine whether the impacts to our reporting unit represents an event or change in circumstances that may trigger a need to assess for impairment.

8.	SUPPLEMENTAL CONDENSED COMBINED FINANCIAL STATEMENT INFORMATION

Condensed Combined Balance Sheets

Inventories consisted of the following as of July 31, 2020 and January 31, 2020:

(in thousands)	July 31, 2020	January 31, 2020
Raw materials	$6,923	$7,461
Work-in-process	5,436	4,674
Finished goods	993	2,758

Total inventories	$13,352	$14,893

Condensed Combined Statements of Operations

Other income, net consisted of the following for the six months ended July 31, 2020 and 2019:

	Six Months Ended July 31,
(in thousands)	2020	2019
Gains on derivative financial instruments, net	$413	$645
Foreign currency losses, net	(375)	(91)
Other, net	97	(22)

Total other income, net	$135	$532

Condensed Combined Statements of Cash Flows

The following table provides supplemental information regarding our condensed combined cash flows for the six months ended July 31, 2020 and 2019:

	Six Months Ended July 31,
(in thousands)	2020	2019
Cash paid for interest	$16	$15
Cash (refunds) payments of income taxes, net	$(3,365)	$1,354
Cash payments for operating leases	$3,781	$4,073

Non-cash investing and financing transactions:
Accrued but unpaid purchases of property and equipment	$1,773	$2,835
Inventory transfers to property and equipment	$575	$463

9.	ACCUMULATED OTHER COMPREHENSIVE LOSS

Accumulated other comprehensive loss includes items such as foreign currency translation adjustments and unrealized gains and losses on derivative financial instruments designated as hedges. Accumulated other comprehensive loss is presented as a separate line item in the equity section of our condensed combined balance sheets. Accumulated other comprehensive loss items have no impact on our net income as presented in our condensed combined statements of operations.

The following table summarizes changes in the components of our accumulated other comprehensive loss for the six months ended July 31, 2020 and 2019:

(in thousands)	Unrealized Gains (Losses) on Derivative Financial Instruments Designated as Hedges	Foreign Currency Translation Adjustments	Total
Accumulated other comprehensive loss at January 31, 2019	$(809)	$(12,653)	$(13,462)

Other comprehensive income (loss) before reclassifications	1,550	(695)	855
Amounts reclassified out of accumulated other comprehensive loss	(698)	—	(698)

Net other comprehensive income (loss)	2,248	(695)	1,553

Accumulated other comprehensive income (loss) at July 31, 2019	$1,439	$(13,348)	$(11,909)

Accumulated other comprehensive income (loss) at January 31, 2020	$596	$(14,519)	$(13,923)

Other comprehensive income (loss) before reclassifications	490	(1,532)	(1,042)
Amounts reclassified out of accumulated other comprehensive income (loss)	(11)	—	(11)

Net other comprehensive income (loss)	501	(1,532)	(1,031)

Accumulated other comprehensive income (loss) at July 31, 2020	$1,097	$(16,051)	$(14,954)

All amounts presented in the table above are net of income taxes, if applicable. The accumulated net losses in foreign currency translation adjustments primarily reflect the strengthening of the U.S. dollar against the Brazilian real, which has resulted in lower U.S. dollar-translated balances of Brazilian real.

The amounts reclassified out of accumulated other comprehensive loss into the condensed combined statements of operations, with presentation location, for the six months ended July 31, 2020 and 2019, were as follows:

	Six Months Ended July 31,
(in thousands)	2020	2019	Financial Statement Location
Unrealized losses on derivative financial instruments:
Foreign currency forward contracts	$(1)	$(7)	Cost of software revenue
	(1)	(44)	Cost of software service revenue
	(1)	(86)	Cost of professional service and other revenue
	(6)	(388)	Research and development, net
	(4)	(255)	Selling, general and administrative

	(13)	(780)	Total, before income taxes

	2	82	Benefit from income taxes

	$(11)	$(698)	Total, net of income taxes

10.	INCOME TAXES

Our interim provision (benefit) for income taxes is measured using an estimated annual effective income tax rate, adjusted for discrete items that occur within the periods presented.

For the six months ended July 31, 2020, we recorded an income tax provision of $3.4 million on pre-tax income of $9.0 million, which represented an effective income tax rate of 37.8%. The effective tax rate differs from the U.S. federal statutory rate of 21% primarily due to the impact of U.S. taxation of certain Non-US activities, offset by lower statutory rates in several Non-US jurisdictions.

For the six months ended July 31, 2019, we recorded an income tax benefit of $1.8 million on pre-tax income of $12.4 million, which represented a negative effective income tax rate of 14.3%. The effective tax rate differs from the U.S. federal statutory rate of 21% primarily due to a net tax benefit of $5.9 million recorded in relation to changes in unrecognized income tax benefits and other items as a result of an audit settlement in a Non-US jurisdiction and the impact of U.S. taxation of certain Non-US activities, offset by lower statutory rates in several Non-US jurisdictions. Excluding the income tax benefit attributable to the audit settlement, the result was an income tax provision of $4.1 million on pre-tax income of $12.4 million, resulting in an effective tax rate of 33.1%.

As required by the authoritative guidance on accounting for income taxes, we evaluate the realizability of deferred income tax assets on a jurisdictional basis at each reporting date. Accounting guidance for income taxes requires that a valuation allowance be established when it is more-likely-than-not that all or a portion of the deferred income tax assets will not be realized. In circumstances where there is sufficient negative evidence indicating that the deferred income tax assets are not more-likely-than- not realizable, we establish a valuation allowance. We determined that there is sufficient negative evidence to maintain the valuation allowances against certain Non-US deferred income tax assets as a result of historical losses in the most recent three-year period in certain Non-US jurisdictions. We intend to maintain valuation allowances until sufficient positive evidence exists to support a reversal.

We had unrecognized income tax benefits of $10.1 million and $8.7 million (excluding interest and penalties) as of July 31, 2020 and January 31, 2020, respectively. The accrued liability for interest and penalties was $1.1 million and $0.9 million at July 31, 2020 and January 31, 2020, respectively. Interest and penalties are recorded as a component of the provision for income taxes in our condensed combined statements of operations. As of July 31, 2020 and January 31, 2020, the total amount of unrecognized income tax benefits that, if recognized, would impact our effective income tax rate were approximately $10.1 million and $8.7 million, respectively. We regularly assess the adequacy of our provisions for income tax contingencies in accordance with the applicable authoritative guidance on accounting for income taxes. As a result, we may adjust the reserves for unrecognized income tax benefits for the impact of new facts and developments, such as changes to interpretations of relevant tax law, assessments from taxing authorities, settlements with taxing authorities, and lapses of statutes of limitation. Further, we believe that it is reasonably possible that the total amount of unrecognized income tax benefits at July 31, 2020 could decrease by approximately $1.5 million in the next twelve months as a result of settlement of certain tax audits or lapses of statutes of limitation. Such decreases may involve the payment of additional income taxes, the adjustment of deferred income taxes including the need for additional valuation allowances, and the recognition of income tax benefits. Our income tax returns are subject to ongoing tax examinations in several jurisdictions in which we operate. We also believe that it is reasonably possible that new issues may be raised by tax authorities or developments in tax audits may occur, which would require increases or decreases to the balance of reserves for unrecognized income tax benefits; however, an estimate of such changes cannot reasonably be made.

On March 27, 2020, the Coronavirus Aid, Relief and Economic Security (CARES) Act was enacted and signed into U.S. law to provide economic relief to individuals and businesses facing economic hardship as a result of the COVID-19 pandemic. The income tax provisions of the CARES Act do not have a significant impact on our current taxes, deferred taxes, or uncertain tax positions.

11.	FAIR VALUE MEASUREMENTS

Assets and Liabilities Measured at Fair Value on a Recurring Basis

Our assets and liabilities measured at fair value on a recurring basis consisted of the following as of July 31, 2020 and January 31, 2020:

	July 31, 2020
	Fair Value Hierarchy Category
(in thousands)	Level 1	Level 2	Level 3
Assets:
Foreign currency forward contracts	$—	$1,426	$—

Total assets	$—	$1,426	$—

Liabilities:
Foreign currency forward contracts	$—	$140	$—
Contingent consideration—business combinations	—	—	6,849

Total liabilities	$—	$140	$6,849

	January 31, 2020
	Fair Value Hierarchy Category
(in thousands)	Level 1	Level 2	Level 3
Assets:
Foreign currency forward contracts	$—	$812	$—

Total assets	$—	$812	$—

Liabilities:
Foreign currency forward contracts	$—	$132	$—
Contingent consideration—business combinations	—	—	11,509

Total liabilities	$—	$132	$11,509

The following table presents the changes in the estimated fair values of our liabilities for contingent consideration measured using significant unobservable inputs (Level 3) for the six months ended July 31, 2020 and 2019:

	Six Months Ended July 31,
(in thousands)	2020	2019
Fair value measurement, beginning of year	$11,509	$13,311
Changes in fair values, recorded in operating expenses	(1,265)	(2,250)
Payments of contingent consideration	(3,395)	(2,960)

Fair value measurement at end of period	$6,849	$8,101

Our estimated liability for contingent consideration represents potential payments of additional consideration for business combinations, payable if certain defined performance goals are achieved. Changes in fair value of contingent consideration are recorded in the condensed combined statements of operations within selling, general and administrative expenses.

There were no transfers between levels of the fair value measurement hierarchy during the six months ended July 31, 2020 and 2019.

Fair Value Measurements

Foreign Currency Forward Contracts—The estimated fair value of foreign currency forward contracts is based on quotes received from the counterparties thereto. These quotes are reviewed for reasonableness by discounting the future estimated cash flows under the contracts, considering the terms and maturities of the contracts and market foreign currency exchange rates using readily observable market prices for similar contracts.

Contingent Consideration Asset or Liability—Business Combinations—The fair value of the contingent consideration related to business combinations is estimated using a probability-adjusted discounted cash flow model. These fair value measurements are based on significant inputs not observable in the market. The key internally developed assumptions used in these models are discount rates and the probabilities assigned to the milestones to be achieved. We remeasure the fair value of the contingent consideration at each reporting period, and any changes in fair value resulting from either the passage of time or events occurring after the acquisition date, such as changes in discount rates, or in the expectations of achieving the performance targets, are recorded within selling, general, and administrative expenses. Increases or decreases in discount rates would have inverse impacts on the related fair value measurements, while favorable or unfavorable changes in expectations of achieving performance targets would result in corresponding increases or decreases in the related fair value measurements. We utilized discount rates ranging from 1.9% to 2.1%, with a weighted average discount rate of 2.0% in our calculations of the estimated fair values of our contingent consideration liabilities as of July 31, 2020. We utilized discount rates ranging from 2.1% to 4.5% in our calculations of the estimated fair values of our contingent consideration liabilities as of January 31, 2020.

Other Financial Instruments

The carrying amounts of accounts receivable, short-term investments, contract assets, accounts payable, and accrued liabilities and other current liabilities approximate fair value due to their short maturities.

Assets and Liabilities Not Measured at Fair Value on a Recurring Basis

In addition to assets and liabilities that are measured at fair value on a recurring basis, we also measure certain assets and liabilities at fair value on a nonrecurring basis. Our non-financial assets, including goodwill, intangible assets, operating lease ROU assets, and property, plant and equipment, are measured at fair value when there is an indication of impairment and the carrying amount exceeds the asset’s projected undiscounted cash flows. These assets are recorded at fair value only when an impairment charge is recognized. Further details regarding our regular impairment reviews appear in Note 2, “Summary of Significant Accounting Policies” to the combined financial statements included in this Form 20-F for the year ended January 31, 2020.

As of July 31, 2020, the carrying amount of our noncontrolling equity investments in privately-held companies without readily determinable fair values was $1.8 million. There were no observable price changes in our investments in privately-held companies and we did not recognize any impairments or other adjustments during the six months ended July 31, 2020.

12.	DERIVATIVE FINANCIAL INSTRUMENTS

Our primary objective for holding derivative financial instruments is to manage foreign currency exchange rate risk when deemed appropriate. We enter into these contracts in the normal course of business to mitigate risks and not for speculative purposes.

Foreign Currency Forward Contracts

Under our risk management strategy, we periodically use foreign currency forward contracts to manage our short-term exposures to fluctuations in operational cash flows resulting from changes in foreign currency exchange rates. These cash flow exposures result from portions of our forecasted operating expenses, primarily compensation and related expenses, which are transacted in currencies other than the U.S. dollar, most notably the New Israeli Shekel. We also periodically utilize foreign currency forward contracts to manage exposures resulting from forecasted customer collections to be remitted in currencies other than the applicable functional currency, and exposures from cash, cash equivalents and short-term investments denominated in currencies other than the applicable functional currency. These foreign currency forward contracts generally have maturities of no longer than twelve months, although occasionally we will execute a contract that extends beyond twelve months, depending upon the nature of the underlying risk.

We held outstanding foreign currency forward contracts with notional amounts of $78.8 million and $89.0 million as of July 31, 2020 and January 31, 2020, respectively.

Fair Values of Derivative Financial Instruments

The fair values of our derivative financial instruments and their classifications in our condensed combined balance sheets as of July 31, 2020 and January 31, 2020 were as follows:

		Fair Value at
		July 31, 2020	January 31, 2020
(in thousands)	Balance Sheet Classification
Derivative assets:
Foreign currency forward contracts:
Designated as cash flow hedges	Prepaid expenses and other current assets	$1,280	$710
Not designated as hedging instruments	Prepaid expenses and other current assets	146	102

Total derivative assets		$1,426	$812

Derivative liabilities:
Foreign currency forward contracts:
Designated as cash flow hedges	Accrued expenses and other current liabilities	$20	$16
Not designated as hedging instruments	Accrued expenses and other current liabilities	120	116

Total derivative liabilities		$140	$132

Derivative Financial Instruments in Cash Flow Hedging Relationships

The effects of derivative financial instruments designated as cash flow hedges on accumulated other comprehensive loss (“AOCL”) and on the condensed combined statement of operations for the six months ended July 31, 2020 and 2019, were as follows:

	Six Months Ended July 31,
(in thousands)	2020	2019
Net gains recognized in AOCL:
Foreign currency forward contracts	$561	$1,722
Net losses reclassified from AOCL to the condensed combined statements of operations:
Foreign currency forward contracts	$(13)	$(780)

For information regarding the line item locations of the net losses on derivative financial instruments reclassified out of AOCL into the condensed combined statements of operations, see Note 9, “Accumulated Other Comprehensive Loss”.

All of the foreign currency forward contracts underlying the $1.1 million of net unrealized gains recorded in our accumulated other comprehensive loss at July 31, 2020 mature within twelve months, and therefore we expect all such gains to be reclassified into earnings within the next twelve months.

Derivative Financial Instruments Not Designated as Hedging Instruments

Gains recognized on derivative financial instruments not designated as hedging instruments in our condensed combined statements of operations for the six months ended July 31, 2020 and 2019, were as follows:

(in thousands)	Classification in Condensed Combined Statements of Operations	Six Months Ended July 31,
		2020	2019
Foreign currency forward contracts	Other income, net	$413	$645

13.	STOCK-BASED COMPENSATION AND OTHER BENEFIT PLANS

Verint maintains stock-based compensation plans for the benefit of its officers, directors and employees. The following disclosures represent stock-based compensation expenses attributable to Cognyte based on the awards and terms previously granted under Verint’s stock-based compensation plans to Cognyte employees and an allocation of Verint’s corporate and shared functional employee stock-based compensation expenses. Accordingly, the amounts presented are not necessarily indicative of future awards and do not necessarily reflect the results that Cognyte would have experienced as an independent company for the periods presented. The Cognyte employees’ stock-based compensation expenses were specifically identified whereas Verint’s corporate and shared functional employees’ stock-based compensation expenses were specifically identified to the extent possible with the remainder allocated on the basis of revenue.

Stock-Based Compensation Expense

We recognized stock-based compensation expense in the following line items on the condensed combined statements of operations for the six months ended July 31, 2020 and 2019:

	Six Months Ended July 31, 2020
(in thousands)	Cognyte employees	Other allocations	Total
Component of income before provision for income taxes:
Cost of revenue—software	$59	$244	$303
Cost of revenue—software service	84	169	253
Cost of revenue—professional service and other	111	394	505
Research and development, net	584	2,053	2,637
Selling, general and administrative	772	8,631	9,403

Total stock-based compensation expense	$1,610	$11,491	$13,101

	Six Months Ended July 31, 2019
(in thousands)	Cognyte employees	Other allocations	Total
Component of income before provision for income taxes:
Cost of revenue—software	$40	$222	$262
Cost of revenue—software service	81	133	214
Cost of revenue—professional service and other	128	514	642
Research and development, net	554	2,195	2,749
Selling, general and administrative	701	9,142	9,843

Total stock-based compensation expense	$1,504	$12,206	$13,710

The following table summarizes stock-based compensation expense by type of award for the six months ended July 31, 2020 and 2019:

	Six Months Ended July 31, 2020
(in thousands)	Cognyte employees	Other allocations	Total
Restricted stock units and restricted stock awards	$1,518	$9,359	$10,877
Stock bonus program and bonus share program	92	2,123	2,215

Total equity-settled awards	1,610	11,482	13,092

Phantom stock units (cash-settled awards)	—	9	9

Total stock-based compensation expense	$1,610	$11,491	$13,101

	Six Months Ended July 31, 2019
(in thousands)	Cognyte employees	Other allocations	Total
Restricted stock units and restricted stock awards	$1,578	$10,034	$11,612
Stock bonus program and bonus share program	(74)	2,168	2,094

Total equity-settled awards	1,504	12,202	13,706

Phantom stock units (cash-settled awards)	—	4	4

Total stock-based compensation expense	$1,504	$12,206	$13,710

Awards under Verint’s stock bonus and bonus share programs are accounted for as liability-classified awards, because the obligations are based predominantly on fixed monetary amounts that are generally known at inception of the obligation, to be settled with a variable number of shares of Verint common stock.

Stock-Based Awards Granted by Verint

Verint periodically awards RSUs to directors, officers, and other employees. The fair value of these awards is equivalent to the market value of Verint common stock on the grant date. RSUs are not shares of Verint common stock and do not have any of the rights or privileges thereof, including voting or dividend rights. On the applicable vesting date, the holder of an RSU becomes entitled to a share of Verint common stock. RSUs are subject to certain restrictions and forfeiture provisions prior to vesting.

Verint periodically awards PSUs to executive officers and certain employees that vest upon the achievement of specified performance goals or market conditions. We separately recognize compensation expense for each tranche of a PSU award as if it were a separate award with its own vesting date. For certain PSUs, an accounting grant date may be established prior to the requisite service period.

Once a performance vesting condition has been defined and communicated, and the requisite service period has begun, our estimate of the fair value of PSUs requires an assessment of the probability that the specified performance criteria will be achieved, which we update at each reporting date and adjust our estimate of the fair value of the PSUs, if necessary. All compensation expense for PSUs with market conditions is recognized if the requisite service period is fulfilled, even if the market condition is not satisfied.

Our RSU awards may include a provision which allows the awards to be settled with cash payments upon vesting, rather than with delivery of common stock, at the discretion of our board of directors. As of July 31, 2020, for such awards that are outstanding, settlement with cash payments was not considered probable, and therefore these awards have been accounted for as equity-classified awards and are included in the table below.

The following table (“Award Activity Table”) summarizes activity for RSUs, PSUs, and other stock awards to Company personnel that reduce available plan capacity under the plans for the six months ended July 31, 2020 and 2019:

	Six Months Ended July 31,
	2020		2019
(in thousands, except grant date fair values)	Shares or Units	Weighted- Average Grant-Date Fair Value	Shares or Units	Weighted- Average Grant-Date Fair Value
Beginning balance	669	$51.35	705	$41.60
Granted	51	$48.11	331	$60.43
Released	(298)	$48.26	(290)	$40.31
Forfeited	(43)	$52.46	(29)	$43.91

Ending balance	379	$53.22	717	$50.72

14.	COMMITMENTS AND CONTINGENCIES

Legal Proceedings

In March 2009, one of our former employees, Ms. Orit Deutsch, commenced legal actions in Israel against our primary Israeli subsidiary, Verint Systems Limited (“VSL”) (Case Number 4186/09) and against our former affiliate CTI (Case Number 1335/09). Also in March 2009, a former employee of Comverse Limited (CTI’s primary Israeli subsidiary at the time), Ms. Roni Katriel, commenced similar legal actions in Israel against Comverse Limited (Case Number 3444/09). In these actions, the plaintiffs generally sought to certify class action suits against the defendants on behalf of current and former employees of VSL and Comverse Limited who had been granted stock options in Verint and/or CTI and who were allegedly damaged as a result of a suspension on option exercises during an extended filing delay period that is discussed in Verint’s and CTI’s historical public filings. On June 7, 2012, the Tel Aviv District Court, where the cases had been filed or transferred, allowed the plaintiffs to consolidate and amend their complaints against the three defendants: VSL, CTI, and Comverse Limited.

On October 31, 2012, CTI distributed of all of the outstanding shares of common stock of Comverse, Inc., its principal operating subsidiary and parent company of Comverse Limited, to CTI’s shareholders (the “Comverse Share Distribution”). In the period leading up to the Comverse Share Distribution, CTI either sold or transferred substantially all of its business operations and assets (other than its equity ownership interests in Verint and in its then-subsidiary, Comverse, Inc.) to Comverse, Inc. or to unaffiliated third parties. As the result of these transactions,

Comverse, Inc. became an independent company and ceased to be affiliated with CTI, and CTI ceased to have any material assets other than its equity interests in Verint. Prior to the completion of the Comverse Share Distribution, the plaintiffs sought to compel CTI to set aside up to $150.0 million in assets to secure any future judgment, but the District Court did not rule on this motion. In February 2017, Mavenir Inc. became successor-in-interest to Comverse, Inc.

On February 4, 2013, Verint acquired the remaining CTI shell company in a merger transaction (the “CTI Merger”). As a result of the CTI Merger, Verint assumed certain rights and liabilities of CTI, including any liability of CTI arising out of the foregoing legal actions. However, under the terms of a Distribution Agreement entered into in connection with the Comverse Share Distribution, Verint, as successor to CTI, is entitled to indemnification from Comverse, Inc. (now Mavenir) for any losses Verint may suffer in its capacity as successor to CTI related to the foregoing legal actions. Under the Separation and Distribution Agreement we will enter into with Verint in connection with the spin-off, we will agree to indemnify Verint for our share of any losses Verint may suffer related to the foregoing legal actions either in its capacity as successor to CTI to the extent not indemnified by Mavenir or due to its former ownership of us and VSL.

Following an unsuccessful mediation process, on August 28, 2016, the District Court (i) denied the plaintiffs’ motion to certify the suit as a class action with respect to all claims relating to Verint stock options and (ii) approved the plaintiffs’ motion to certify the suit as a class action with respect to claims of current or former employees of Comverse Limited (now part of Mavenir) or of VSL who held unexercised CTI stock options at the time CTI suspended option exercises. The court also ruled that the merits of the case would be evaluated under New York law.

As a result of this ruling (which excluded claims related to Verint stock options from the case), one of the original plaintiffs in the case, Ms. Deutsch, was replaced by a new representative plaintiff, Mr. David Vaaknin. CTI appealed portions of the District Court’s ruling to the Israeli Supreme Court. On August 8, 2017, the Israeli Supreme Court partially allowed CTI’s appeal and ordered the case to be returned to the District Court to determine whether a cause of action exists under New York law based on the parties’ expert opinions.

Following two unsuccessful rounds of mediation in mid to late 2018 and in mid-2019, the proceedings resumed. On April 16, 2020, the District Court accepted plaintiffs’ application to amend the motion to certify a class action and set deadlines for filing amended pleadings by the parties. CTI submitted a motion to appeal the District Court’s decision to the Supreme Court, as well as a motion to stay the proceedings in the District Court pending the resolution of the appeal. On July 6, 2020, the Supreme Court granted the motion for a stay. On July 27, 2020, the plaintiffs filed their response on the merits of the motion for leave to appeal, and the parties are waiting for further instructions or decisions from the Supreme Court.

From time to time we or our subsidiaries may be involved in legal proceedings and/or litigation arising in the ordinary course of our business. While the outcome of these matters cannot be predicted with certainty, we do not believe that the outcome of any current claims will have a material adverse effect on our combined financial position, results of operations, or cash flows.

15.	SUBSEQUENT EVENTS

The condensed combined financial statements of the Company are derived from the condensed consolidated financial statements of Verint, which issued its financial statements for the six months ended July 31, 2020 on September 9, 2020. Accordingly, the Company has evaluated transactions or other events for consideration as recognized subsequent events in the financial statements through September 9, 2020. Additionally, the Company has evaluated transactions and other events through the issuance of these condensed combined financial statements, November 17, 2020, for purposes of disclosure of unrecognized subsequent events.